      As filed with the Securities and Exchange Commission on June 25, 2003
                                               Registration No. 333-____________
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

               Delaware                                      87-0418807
   --------------------------------                      -------------------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810
                                 (302) 478-6160
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               ANTHONY J. SANTILLI
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                            Balapointe Office Center
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                                 Blank Rome LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

===============================================================================================================================

                         CALCULATION OF REGISTRATION FEE
                                                        Proposed maximum
                                                       offering price per
    Title of each class of         Amount to be      subordinated debenture      Proposed maximum            Amount of
  securities to be registered       registered                (1)            aggregate offering price     registration fee
-------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures            $295,000,000              $1,000                $295,000,000               $23,866
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                   Subject to Completion, Dated June 25, 2003

[LOGO]             AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                  $295,000,000 of Subordinated Debt Securities

    American Business Financial Services, Inc. is offering subordinated investment notes and adjustable-rate, subordinated money market notes. We offer investment notes with maturities generally ranging from three months to 120 months, as described in a supplement to this prospectus. The money market notes have no stated maturity. For a more detailed description of these securities, see "Highlights of Terms of the Debt Securities Offered" and "Description of the Debt Securities Offered and the Indenture." We will provide the interest rates currently being offered on the debt securities in a supplement to this prospectus. You should read this prospectus and the rate supplement carefully before you invest.

    We will receive all of the proceeds from the sale of the debt securities, which we estimate will total approximately $291.3 million after paying expenses.

    These debt securities are not certificates of deposit or other obligations of, or guaranteed by, a depository institution. The payment of principal and interest on these securities is not insured by the Federal Deposit Insurance Corporation or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity.

    These debt securities are our unsecured obligations. We do not contribute funds to a separate account such as a sinking fund to repay the debt represented by these securities upon maturity.

    There is no public trading market for these securities and it is unlikely that an active trading market will develop or be sustained.

    An investment in these securities involves risks and uncertainties. These securities are unsecured obligations, which are subordinated to our senior debt. You should consider carefully the risk factors and the other information set forth in this prospectus before you decide to purchase these securities. See "Risk Factors" beginning on page 10.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         -----------------------------

             The date of this prospectus is _________________, 2003

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary .........................................................   3
Recent Developments.........................................................   4
Highlights of Terms of the Debt Securities Offered .........................   9
Risk Factors ...............................................................  10
Forward Looking Statements .................................................  24
Use of Proceeds ............................................................  24
Description of the Debt Securities Offered and the Indenture ...............  26
Selected Consolidated Financial Data .......................................  40
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................  42
Business ................................................................... 120
Where You Can Find More Information ........................................ 144
Management ................................................................. 146
Principal Stockholders ..................................................... 150
Market for Common Stock and Related Stockholder Matters .................... 153
Plan of Distribution ....................................................... 154
Legal Matters .............................................................. 154
Experts .................................................................... 155
Change in Accountants ...................................................... 155
Index to Consolidated Financial Statements  ................................ F-1

                               PROSPECTUS SUMMARY


    This summary includes an overview of the material terms of the offering which are discussed in detail in this prospectus. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire prospectus carefully, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the "Description of the Debt Securities Offered and the Indenture" before you decide to purchase these securities.

General Information Regarding Our Business

    American Business Financial Services, Inc. is a diversified financial services organization operating predominantly in the eastern and central portions of the United States. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Bala Cynwyd, Pennsylvania, a regional processing center in Roseland, New Jersey and several retail branch offices. Through our principal direct and indirect subsidiaries, we originate, sell and service:

        o mortgage loans, secured by first and second mortgages on single-family residences, which may not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers and which we refer to in this document as home equity loans; and

        o loans to businesses, secured by real estate and other business assets, which we refer to in this document as business purpose loans.

    We also process and purchase home equity loans through our Bank Alliance Services program. Through this program, we purchase home equity loans from other financial institutions that meet our underwriting criteria but do not meet the underwriting guidelines of the selling institution for loans it holds in its portfolio. The loans are originated by the selling institution and subsequently sold to us. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization or whole loan sale. See "Business -- Home Equity Loans."

    Our loan customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. See "Business -- Lending Activities."

    We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses to offer our home equity loan products in 44 states.

     Our business strategy involves the sale of substantially all of the loans we originate on a quarterly basis through a combination of securitizations and the sale of loans with servicing released which we refer to as whole loan sales. Our determination as to whether to dispose of loans through securitizations or whole loan sales depends on a variety of factors including market conditions, profitability and cash flow considerations. Historically, we have elected to utilize securitization transactions extensively due to the favorable conditions we experienced in the securitization markets. We generally realized higher gain on sale in our securitization transactions than on whole loan sales for cash. In whole loan sale transactions, the gain on sale is generally significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. Due to our inability to complete our typical quarterly securitization during the fourth quarter of fiscal 2003, we are currently considering other options for the sale of our loans including whole loan sales. The use of whole loan sales enables us to immediately generate cash flow, protect against volatility in the securitization markets and reduce risks inherent in retaining securitization assets. However, unlike securitizations, where we retain the right to service the loans we sell for a fee, which we refer to as servicing rights, whole loan sales are typically structured as a sale with servicing rights released. As a result, our determination to use whole loan sales more extensively in the future will reduce our income from servicing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Whole Loan Sales" and "Business -- Whole Loan Sales."

     When we securitize business purpose and home equity loans originated by our subsidiaries, we retain an interest in the securitized assets, which we refer to as our securitization assets. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust involves a sale and pledge of the financial assets, as well as providing representations and warranties regarding these transferred assets, depending on the particular transaction. Next, the trust sells a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights and may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the interest represented by the notes or certificates sold to investors in the securitizations. This interest in the cash flows generated by the securitized loans is called an interest-only strip. See "Business -- Securitizations" and "Business -- Loan Servicing" for further detail.

    Loans and leases we hold as available for sale on our balance sheet and securitized loans and leases we service for others are referred to as our managed portfolio.

    In addition to other sources, we fund our operations with subordinated debt that we offer from our principal operating office located in Pennsylvania. We offer this debt without the assistance of an underwriter or dealer. At March 31, 2003, we had $710.2 million in subordinated debt outstanding. This debt had a weighted-average interest rate of 8.91% and a weighted-average remaining maturity of 18 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    Our principal corporate office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at BalaPointe Office Centre, 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004. The telephone number at the BalaPointe Office Centre is (610) 668-2440. We maintain a web site on the World Wide Web at www.abfsonline.com. The information on our web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web site is only intended to be an inactive textual reference.

    On August 21, 2002, our Board of Directors declared a 10% stock dividend which was paid on September 13, 2002 to shareholders of record on September 3, 2002. Outstanding common shares, earnings per common share, average common shares or stock option amounts for all prior periods presented in this prospectus have been adjusted to reflect the effect of this stock dividend.

                               RECENT DEVELOPMENTS

We currently anticipate incurring a loss for the quarter and year ended June 30, 2003 due to our inability to complete our typical quarterly securitization of loans during the last quarter of our fiscal year. The exact amount of the loss cannot be determined at this time. We are currently considering other options for the sale of our loans.

Summary Consolidated Financial Data

    You should consider our consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio and managed REO to our balance sheet.

                                                 Nine Months Ended
                                                     March 31,                              Year Ended June 30,
                                                ---------------------    ----------------------------------------------------------
                                                  2003         2002        2002         2001        2000         1999        1998
                                                --------     --------    --------     --------    --------     --------    --------
                                                                       (In thousands, except per share data)
Statement of Income Data:
Revenues:
 Gain on sale of loans and leases ..........   $ 170,394    $ 129,139   $ 185,580    $ 128,978   $  90,380    $  64,490   $  40,778
 Interest and fees .........................      13,422       16,759      21,338       22,582      19,400       16,553      17,386
 Interest accretion on interest-only strips.      34,361       25,920      35,386       26,069      16,616        2,021         538
 Other .....................................       2,674        4,323       5,597        5,707       4,250        3,360         633
                                                --------     --------    --------     --------    --------     --------    --------
Total revenues .............................     220,851      176,141     247,901      183,336     130,646       86,424      59,335
Total expenses (a) .........................     214,043      166,533     234,351      170,151     120,284       64,573      41,445
                                                --------     --------    --------     --------    --------     --------    --------
Operating income before income taxes .......       6,808        9,608      13,550       13,185      10,362       21,851      17,890
Income taxes ...............................       2,655        4,035       5,691        5,274       3,938        7,763       6,435
                                                --------     --------    --------     --------    --------     --------    --------
Income before cumulative effect of a change
  in accounting principle...................       4,153        5,573       7,859        7,911       6,424       14,088      11,455
Cumulative effect of a change in accounting
  principle.................................          --           --          --          174          --           --          --
                                                --------     --------    --------     --------    --------     --------    --------
Net income .................................   $   4,153    $   5,573   $   7,859    $   8,085   $   6,424    $  14,088   $  11,455
                                                ========     ========    ========     ========    ========     ========    ========
Per Common Share Data:
Income before cumulative effect of a change
  in accounting principle (b):
 Basic earnings per common share ...........   $    1.43    $    1.88   $    2.68    $    2.08   $    1.55    $    3.16   $    2.56
 Diluted earnings per common share .........        1.36         1.74        2.49         2.04        1.51         3.07        2.46
Net income:
 Basic earnings per common share ...........   $    1.43    $    1.88   $    2.68    $    2.13   $    1.55    $    3.16   $    2.56
 Diluted earnings per common share .........        1.36         1.74        2.49         2.08        1.51         3.07        2.46
Cash dividends declared per common share ...        0.24         0.21        0.28         0.26        0.25         0.14        0.05

---------------

(a) Includes securitization assets fair value adjustments of $33.3 million for the nine months ended March 31, 2003, $13.2 million for the nine months ended March 31, 2002, $22.1 million in the year ended June 30, 2002 and $12.6 million in the year ended June 30, 2000.

(b) Amounts for all periods have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2001 and prior have been similarly adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.

                                                                                           June 30,
                                              March 31,     -----------------------------------------------------------------------
                                                2003           2002           2001           2000           1999           1998
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                                                 (In thousands)
Balance Sheet Data:
Cash and cash equivalents................    $    87,232    $   108,599    $    91,092    $    69,751    $    22,395    $     4,486
Loan and lease receivables, net
 Available for sale .....................         52,651         52,622         80,813         45,746         33,776         62,382
 Interest and fees ......................         14,154         12,292         16,549         13,002          6,863          4,096
 Other ..................................         21,254          9,028          2,428             --             --             --
Interest-only strips.....................        609,891        512,611        398,519        277,872        178,218         95,913
Servicing rights.........................        132,925        125,288        102,437         74,919         43,210         18,472
Receivable for sold loans and leases.....             --          5,055         14,157         51,283         66,086          2,377
Total assets.............................        972,939        876,375        766,487        594,282        396,301        226,551
Subordinated debt........................        710,218        655,720        537,950        390,676        211,652        115,182
Total liabilities........................        895,712        806,997        699,625        532,167        338,055        183,809
Stockholders' equity.....................         77,227         69,378         66,862         62,115         58,246         42,742


                                       Nine Months Ended
                                            March 31,                                 Year Ended June 30,
                                    ------------------------    -------------------------------------------------------------------
                                       2003          2002          2002          2001          2000           1999          1998
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                        (Dollars in thousands)
Other Data:
Total managed loan and lease
  portfolio.....................   $ 3,477,805    $2,936,162    $3,066,189    $ 2,589,395   $ 1,918,540   $ 1,176,918   $   559,398
Originations(a):
 Business purpose loans ........        93,170        99,035       133,352        120,537       106,187        64,818        52,335
 Home equity loans .............     1,084,170       907,594     1,246,505      1,096,440       949,014       634,820       328,089
Average loan size of loans
  originated(a):
 Business purpose loans ........            89            96            97             91            89            80            83
 Home equity loans .............            89            90            89             82            70            74            62
Weighted average interest rate
  of loans originated(a):
 Business purpose loans ........         15.81%        15.72%        15.75%         15.99%        15.99%        15.91%        15.96%
 Home equity loans .............         10.26         10.89         10.91          11.46         11.28         11.05         11.95
 Combined ......................         10.70         11.37         11.38          11.91         11.64         11.17         12.15
Loans and leases sold:
 Securitizations ...............   $ 1,176,943    $  973,143    $1,351,135    $ 1,102,066   $ 1,001,702   $   777,598   $   384,700
 Whole loan sales ..............         2,239        55,943        57,679         76,333       102,670       105,751        51,594

---------------

(a) Conventional first mortgages and leases originated in fiscal 2000 and prior have been excluded because we no longer originate these types of loans or leases.

                                                      Nine Months Ended
                                                          March 31,                           Year Ended June 30,
                                                      -------------------    ------------------------------------------------------
                                                       2003        2002       2002        2001        2000       1999        1998
                                                     --------    --------   --------    --------    --------   --------    --------
Financial Ratios:
Return on average assets.........................        0.60%       0.90%      0.94%       1.22%       1.31%      4.56%       6.93%
Return on average equity.........................        7.47       11.20      11.75       12.22       10.29      28.10       31.10
Total delinquencies as a percentage of total
  managed portfolio at end of period (a).........        6.33        5.91       5.57        4.13        2.91       3.19        3.01
Real estate owned as a percentage of total
  managed portfolio at end of period.............        1.01        1.28       1.11        1.10        0.68       0.85        0.16
Loan and lease losses as a percentage of the
  average total managed portfolio during the
  period (b).....................................        0.92        0.54       0.60        0.53        0.31       0.12        0.12
Pre-tax income as a percentage of total revenues.        3.08        5.45       5.47        7.19        7.93      25.28       30.15
Ratio of earnings to fixed charges...............        1.13x       1.18x      1.19x       1.23x       1.26x      1.92x       2.23x

---------------

(a) Includes loans delinquent 31 days or more and excludes REO and previously delinquent loans subject to deferment and forbearance agreements entered into with borrowers if such loans are performing pursuant to the revised terms.

(b) Percentage based on annualized losses and average managed portfolio.

Overview of the Offering

    The Offering. We are offering up to $295.0 million of subordinated investment notes and adjustable rate subordinated money market notes referred to in this prospectus as debt securities or subordinated debt. In connection with this offering of debt securities, we have entered into an agreement called an indenture with U.S. Bank National Association, a national banking association who will act as the trustee. The indenture provides detailed information regarding the terms of debt securities and what happens in the event we fail to make a payment. The trustee monitors our compliance with the terms of the indenture and takes actions to protect the rights of holders of the debt securities if we do not comply with these terms. There is no minimum amount of debt securities that must be sold in the offering. We may withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, the debt securities previously sold will remain outstanding until maturity and pending orders will be irrevocable. See "Plan of Distribution."

    Unsecured Obligations. The debt securities are not insured, guaranteed or secured by the Federal Deposit Insurance Corporation, referred to as the FDIC in this document, or other government agencies or by any lien on any of our assets. We do not intend to contribute funds to a separate fund, such as a sinking fund, to provide funds to repay the debt securities upon maturity. Our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these debt securities include revenues from operations, including the securitization or sale of available for sale loans, working capital, and cash generated from additional debt financing including the sale of the investment notes and our credit facilities. See "Risk Factors -- Since we do not set aside funds to repay the subordinated debt offered, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debt at maturity and you could lose all or a part of your investment."

    Subordinated Obligations. The debt securities are second in right of repayment, or subordinated, to our senior debt and debt of our subsidiaries. There is no limitation on the amount of senior debt or subsidiary debt we may incur. See "Description of the Debt Securities Offered and the Indenture" for a description of what constitutes senior debt and debt of our subsidiaries.

    Parity Debt. Upon liquidation or dissolution, our indebtedness, other than the senior debt, will have rights equal to those of the debt securities being offered. As of March 31, 2003, we had $710.2 million of indebtedness which will rank equally in right of payment with the debt securities. See "Description of the Debt Securities Offered and the Indenture."

    Orders. Your order is irrevocable once we have received it. We may reject your order in whole or in part, for any reason. If your order is not accepted by us, we will promptly refund the funds you paid with your order to you without deduction of any costs and without interest. See "Plan of Distribution."

    Upon acceptance of an order, we send an initial transaction statement to the purchaser which shows the purchaser's ownership. Purchasers may not transfer rights of ownership in the security by the endorsement and delivery of the statement to another purchaser. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" for information on how to transfer this debt security.

    Overview of Terms of Debt Securities. For an overview of the debt securities, see "Highlights of Terms of the Debt Securities Offered" and "Description of the Debt Securities Offered and the Indenture" appearing in this prospectus.

    Use of Proceeds. Assuming that we sell all of the $295.0 million of debt securities offered, we will receive net proceeds of approximately $291.3 million after paying expenses which we estimate to be approximately $3.7 million. We intend to use approximately $217.2 million to $291.3 million of the net proceeds to repay maturing debt securities with maturities of one day to 10 years and interest rates ranging from 4.0% to 13.0%. We intend to use the remainder of the net proceeds we receive from the sale of the debt securities for our general corporate purposes as described under "Use of Proceeds."

    We do not use registered broker-dealers to assist with the sale of the debt securities. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the debt securities, we anticipate that we will pay commissions of up to 10% of the sales price to those brokers and we may reimburse those brokers for costs and expenses related to those sales. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

               HIGHLIGHTS OF TERMS OF THE DEBT SECURITIES OFFERED


                                                        Investment Notes                             Money Market Notes
                                           ------------------------------------------    ------------------------------------------
Types of Security Offered..............    Unsecured, subordinated, fixed rate, fixed    Unsecured, subordinated, adjustable rate,
                                           term debt security.                           debt security, without fixed maturity.
Denomination of Initial Purchase and       Minimum purchase: $1,000 per security or      Minimum purchase: $1,000 per security or
Additional Purchases...................    any amount in excess of $1,000.               any amount in excess of $1,000.
Annual Interest Rate...................    Fixed upon issuance. You may choose a term    We will adjust the interest rate paid from
                                           length and the applicable interest rate       time to time in our sole discretion. The
                                           will be based upon the term chosen.           interest rate will not be less than 4.0%
                                                                                         per year. We will notify holders in writing
                                                                                         at least 14 days prior to any decrease in
                                                                                         the interest rate. No interest will be paid
                                                                                         for any day on which the principal balance
                                                                                         is below $1,000.
Payment of Interest....................    Interest on investment notes with             Interest will be compounded daily and
                                           maturities of less than one year will be      credited monthly at the end of each month.
                                           compounded daily and paid at maturity.        No checks will be issued in payment of
                                           Interest on investment notes with             interest. Accrued interest will be added
                                           maturities of one year or greater will be     to principal in each account in the form
                                           compounded daily and, at the election of      of additional securities.
                                           the holder, paid at maturity, monthly,
                                           quarterly, semi-annually or annually.
Redemption by Holder...................    Investment notes with remaining maturities    Money market notes may be redeemed either
                                           of less than one year are not redeemable      by delivering a written notice to us which
                                           prior to maturity. Investment notes with      specifies the amount of the redemption or
                                           remaining maturities of one year or           by using drafts, which are similar to
                                           greater may be redeemed by the holder, who    checks. Redemptions by written notice may
                                           is a natural person, following his/her        be for any amount and we may take up to 10
                                           total permanent disability (as described      business days to mail the proceeds of the
                                           under the heading "Description of the Debt    redemption. Redemptions by draft may not
                                           Securities Offered and the Indenture --       be for amounts less than $500. We will
                                           Provisions Relating to Investment Notes"),    charge a service fee for each draft in
                                           or by the holder's estate after his/her       excess of three (3) per month. Money
                                           death, at the principal amount plus           market notes may be redeemed in full and
                                           accrued interest. Any holder who is not a     accounts may be closed only by sending us
                                           natural person, such as a trust,              a written request; drafts may not be
                                           partnership or corporation, will have no      utilized. See "Description of the Debt
                                           right to cause redemption prior to            Securities Offered and the Indenture --
                                           maturity (for joint holders, see              Provisions Relating to Money Market Notes
                                           "Description of the Debt Securities           -- Redemption by the Holder."
                                           Offered and the Indenture -- Provisions
                                           Relating to Investment Notes").
Redemption by Company..................    Redeemable upon 90 days written notice to     Redeemable upon 30 days written notice to
                                           the holder.                                   the holder.
Form/Transferability...................    In book-entry form and non-negotiable. (A     In book-entry form and non-negotiable. (A
                                           transaction statement will be issued, not     transaction statement will be issued, not
                                           an individual promissory note). Not           an individual promissory note). Not
                                           transferable without our prior written        transferable without our prior written
                                           consent.                                      consent.
Maturity...............................    Investment notes are offered with terms to    No fixed maturity.
                                           maturity described in a supplement to this
                                           prospectus. These terms generally range
                                           from 3 to 120 months. The term of each
                                           note is established at the time of
                                           purchase.
Automatic Extension....................    The investment notes will be automatically    Not applicable.
                                           extended for a period equal to the
                                           original term unless: (i) we notify the
                                           holder at least seven days prior to the
                                           maturity date that an extension will not
                                           be provided; or (ii) the holder elects to
                                           redeem or change the term on his/her notes
                                           within seven days after the maturity date.
                                           Investment notes to be extended will be
                                           extended at a fixed interest rate equal to
                                           the interest rate being offered on newly
                                           issued investment notes of the same term
                                           and denomination at their respective
                                           maturity dates.
Periodic Statements....................    Quarterly statements detailing the current    Monthly statements detailing the current
                                           balance and interest rate paid on each        balance and interest rate paid on each
                                           note will be mailed to each holder no         account will be mailed to each holder no
                                           later than the tenth business day             later than the tenth business day
                                           following the end of each calendar            following the end of each month.
                                           quarter.

                                  RISK FACTORS


    Before you invest in our subordinated debt, you should be aware that there are various risks, including those described in this section. You should carefully consider these risk factors together with all of the other information included in this prospectus and the rate supplement provided to you with this prospectus before you decide to purchase any subordinated debt we are offering.

Risks Related to the Offering

Because our subordinated debt is not insured against loss by the FDIC or any governmental agency, you could lose your entire investment.

    Neither the FDIC nor any other governmental or private agency insures the subordinated debt offered by this prospectus. The holder of the subordinated debt is dependent solely upon sources such as our earnings, proceeds from the sale or securitization of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt and lines of credit for repayment of principal at maturity and the ongoing payment of interest on the subordinated debt. If these sources of repayment are inadequate, you could lose your entire investment. See "-- Since we do not set aside funds to repay the subordinated debt offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debt at maturity and you could lose all or a part of your investment."

Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect investors in our subordinated debt.

    Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business -- Regulation."

Since we do not set aside funds to repay the subordinated debt offered, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debt at maturity and you could lose all or a part of your investment.

    We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the subordinated debt upon maturity. Because funds are not set aside periodically for the repayment of the subordinated debt over their term, holders of the subordinated debt must rely on our cash flow from operations and other sources for repayment, such as funds from the sale of subordinated debt and other credit facilities. To the extent revenues from operations and other debt financings are not sufficient to repay the subordinated debt, holders may lose all or a part of their investment. Historically, we have experienced negative cash flows from operations. Our ability to repay the subordinated debt at maturity may depend, in part, on our ability to raise new funds through the sale of additional subordinated debt. See "-- Because we have historically experienced negative cash flows from operations and expect to do so in the foreseeable future, our ability to repay our subordinated debt could be impaired." and, "-- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay our subordinated debt." and "Description of the Debt Securities Offered and the Indenture -- General."

Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our subordinated debt.

    Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state, local and federal agencies. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity lending activities.

    We are also subject to examinations by state departments of banking or similar agencies in the 44 states where we are licensed or otherwise qualified with respect to originating, processing, underwriting, selling and servicing home equity loans. We are also subject to Federal Reserve Board, Department of Housing and Urban Development and other federal and state agency regulations related to residential mortgage lending, servicing and reporting. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. In addition, we are subject to review by state attorneys general and the U.S. Department of Justice. We received a civil subpoena, dated May 14, 2003, from the Civil Division of the United States Attorney for the Eastern District of Pennsylvania (U.S. Department of Justice) requesting that we provide (among other items) the following documents and information with respect to us and our lending and/or primary subsidiaries for the period from May 1, 2000 to May 1, 2003, relating to: (1) all loan files with respect to mortgage loan transactions in which we entered into a forbearance agreement with a borrower rather than pursue foreclosure or other contract remedies in connection with the borrower's delinquent loan; (2) the servicing, processing, foreclosing, and handling of delinquent loans, non-performing loans, and loans in default, the carrying, processing and sale of real estate owned, and forbearance agreements; and (3) agreements to sell or otherwise transfer mortgage loans (including but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which mortgage loans were sold or transferred, any instance in which we were not to service or not to act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. We intend to cooperate fully with the U.S. Attorney's office.

    State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices, including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, HomeAmerican Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, we agreed to reimburse borrowers approximately $221,000 with respect to these particular fees and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

    Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 11, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are allowed to charge, including prepayment fees, restricting the terms we are allowed to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. See "Business -- Lending Activities." and "Business -- Regulation."

    In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule, effective in July 2003, which will preclude us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we will be required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are currently evaluating the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is subject to appeal and may not be final, we are currently evaluating its impact on our future lending activities in the state of New Jersey and results of operations.

    We are also subject, from time to time, to private litigation, including actual and purported class action suits, resulting from alleged "predatory lending" practices. Our lending subsidiaries, including HomeAmerican Credit, Inc., which does business as Upland Mortgage, are involved in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities. For example, the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, was filed on behalf of borrowers in several states alleging that the charging of, and failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. Due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from our estimates. We expect, that as a result of the publicity surrounding "predatory lending" practices, we may be subject to other class action suits in the future. See "Business -- Legal Proceedings."

    We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

    More restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or we may be subject to additional litigation or governmental reviews of our lending practices which could hinder our ability to operate profitably and repay our subordinated debt. See "Business -- Regulation."

Since the subordinated debt is unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, subordinated debt holders would be repaid only if funds remain after the repayment of our senior debt.

    The subordinated debt offered by this prospectus will be subordinated, or second in right of repayment, to our senior debt and debt of our subsidiaries. As of March 31, 2003 there was $6.8 million of senior debt and subsidiary debt outstanding. We are not limited in the amount of senior debt or subsidiary debt we can incur. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." If we were to become insolvent, our senior debt would have to be paid in full prior to payment of subordinated debt in our liquidation. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the subordinated debt. As a result, adequate funds may not be remaining to pay the principal and interest on the subordinated debt. See "Description of the Debt Securities Offered and the Indenture -- Provisions Relating to All Securities."

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

    The subordinated debt sold under this prospectus may not be transferred without our prior written consent. In addition, no established trading market for the subordinated debt exists. Due to the non-transferable nature of the subordinated debt and the lack of a market for the sale of the subordinated debt, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, we cannot assure you that you would be able to sell the subordinated debt. See "Description of the Debt Securities Offered and the Indenture."

Since our management has broad discretion over how to use the proceeds from the offering, they could use the proceeds in a manner contrary to the best interests of investors.

    Since we have not specifically allocated the proceeds from the offering as of the date of this prospectus, our management will have broad discretion in determining how we will use the proceeds of the offering to fund business activities. As a result, management could use the proceeds in a manner which may be contrary to the best interest of subordinated debt holders. See "Use of Proceeds."

Risks Related to Our Business

Because we have historically experienced negative cash flows from operations and expect to do so in the foreseeable future, our ability to repay our subordinated debt could be impaired.

    We have historically experienced negative cash flow from operations since 1996 primarily because our strategy of selling loans through securitization requires us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization, which may not occur until a subsequent period. In addition, our gain on a securitization results from a combination of cash proceeds received and our retained interests in the securitized loans, consisting primarily of interest-only strips which do not generate cash flow immediately. We expect this negative cash flow from operations to continue in the foreseeable future. Should we continue to experience negative cash flows from operations, it could impair our ability to make principal and interest payments due under the terms of our subordinated debt. At March 31, 2003, there was $388.8 million of subordinated debt and accrued interest, which will mature through March 31, 2004.

    We obtain the funds to repay our subordinated debt at their maturities by securitizing our loans, selling whole loans and selling additional notes. We may in the future generate cash flows by securitizing or selling interest-only strips and selling servicing rights generated in past securitizations. If we are unable in the future to securitize our loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, our ability to repay our subordinated debt would be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could result in reduced profitability and impair our ability to repay our subordinated debt.

    We generally retain interest-only strips and servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates, prepayment and default assumptions established by the management of our company. The value of our interest-only strips totaled $609.9 million and the value of our servicing rights totaled $132.9 million at March 31, 2003. Together, these two assets represent 76.3% of our total assets at March 31, 2003. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using discount rate, prepayment rate and credit loss rate assumptions established by us. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment, consisting of a corresponding reduction in pre-tax income or stockholders' equity or both in the period of adjustment. Adjustments to income could impair our ability to repay our subordinated debt. During the nine months ended

March 31, 2003, we recorded a write down of $50.0 million on our interest-only strips and servicing rights, which we collectively refer to in this document as our securitization assets. The write down consisted of a $33.3 million reduction of pre-tax income and a $16.7 million pre-tax reduction of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than our assumptions. During fiscal 2002, we recorded a write down of $44.1 million on our securitization assets, consisting of a $22.1 million reduction of pre-tax income and a $22.0 million pre-tax reduction of stockholders' equity due to actual prepayment experience that was higher than anticipated. During fiscal 2000, we recorded a write down of $12.6 million, as a reduction to our pre-tax income on our securitization assets due to changes in the discount rate assumption. We cannot predict with certainty what our future prepayment experience will be. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Application of Critical Accounting Policies -- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Securitizations" for information on the sensitivities of interest-only strips and servicing rights to changes in assumptions. In addition, our servicing rights (and the related fees) can be terminated under certain circumstances, such as failure to make required servicer payments, defined changes in control and reaching certain loss and delinquency levels on the underlying pool.

We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay our subordinated debt.

     For our ongoing operations, we depend upon frequent financings, including the sale of our unsecured subordinated debt and warehouse credit facilities or lines of credit. If we are unable to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, including the sale of our subordinated debt, the lack of adequate funds would reduce our profitability and restrict our ability to repay our subordinated debt upon maturity. During volatile times in the capital markets, access to financing has been severely constricted. To the extent that we are not successful in maintaining or replacing existing debt upon maturity, we may have to limit our loan originations or sell loans earlier than intended and restructure our operations. Limiting our originations or earlier sales of loans could reduce our profitability or restrict our ability to repay our subordinated debt upon maturity. Our ability to repay our subordinated debt at maturity may depend, in part, on our ability to raise new funds through the sale of additional subordinated debt. As the servicer of securitized loans, we could also incur certain additional cash requirements with respect to the securitization trusts which could increase our dependence on borrowed funds to the extent funds from non-credit sources were unavailable. If this additional cash requirement were to arise at a time when our access to borrowed funds was restricted, our ability to repay some or all of the subordinated debt as it came due could be impaired. See "-- Our securitization agreements impose obligations on us to make cash outlays which could impair our profitability and our ability to repay the subordinated debt," "-- Since we do not set aside funds to repay the subordinated debt offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debt at maturity and you could lose all or part of your investment." and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio, which could result in a reduction in profitability and impair our ability to repay our subordinated debt.

    We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a subprime borrower. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced higher rates of delinquency on loans made to these credit-impaired borrowers as compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our sold and serviced loans could reduce the cash flow we receive from our securitization assets which would reduce our profitability and could restrict our ability to repay our subordinated debt upon maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality" and "Business -- Lending Activities."

Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future and impair our ability to repay the subordinated debt.

    Levels of delinquencies or losses in a particular securitized pool of loans, which exceed maximum percentage limits, or "triggers", set in the securitization agreement governing that pool, impact some or all of the cash that we would otherwise receive from our interest-only strips. If delinquencies or losses exceed maximum limits, the securitization trust withholds cash from our interest-only strips. The trust then uses the cash to repay outside investors, which reduces the proportionate interest of outside investors in the pool and results in additional overcollateralization. Additionally, for losses, the securitization trust utilizes cash from our interest-only strips to pay off investors. Our receipt of cash payments on the interest-only strip resumes when the additional overcollateralization created for outside investors meets specified targets or delinquency and loss rates for the pool of loans no longer exceed trigger levels. However, to adequately fund our ongoing operations during a period of suspended cash flow, we may need to borrow funds to replace the cash being withheld. The additional interest expense would reduce our profitability and could impair our ability to repay subordinated debt as it matures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Trigger Management."

    We have the ability to repurchase a limited number of delinquent loans from securitized pools. This ability to repurchase loans enables us to avoid disruptions in securitization cash flows by repurchasing delinquent loans before trigger limits are reached, or to restore suspended cash flows by repurchasing sufficient delinquent loans to lower delinquency and loss rates below trigger limits. However, the repurchase of loans for this purpose, called "trigger management", would require funding from the same sources we rely on for our other cash needs and could require us to borrow additional funds. If funds were not available to permit us to repurchase these loans, our cash flow from the interest-only strips would be reduced and our ability to repay the subordinated debt could be impaired. Lack of liquidity in these circumstances could result in more pools reaching trigger levels, which, in turn, would further tighten liquidity. In addition, the additional interest expense resulting from additional outstanding debt would reduce our profitability and could impair our ability to repay subordinated debt as it matures. We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay our subordinated debt. See "We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay our subordinated debt."

    Prepayments by borrowers also make it more difficult for us to maintain delinquencies below trigger limits set in securitization agreements. By reducing current loans in a securitized pool, prepayments mathematically increase the percentage of delinquent loans remaining in the pool. The consequences resulting from either a suspension of cash flow or our repurchase of delinquent loans from the securitized pool could impair our ability to repay subordinated debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Securitizations -- Trigger Management", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality" and "Business -- Lending Activities."

An interruption or reduction in the securitization or whole loan sale markets would hurt our profitability and hinder our ability to operate profitably and repay our subordinated debt when due.

     A significant portion of our revenue and net income represents gain on the sale of loans. Our strategy is to sell substantially all of the loans we originate at least quarterly. Operating results for a given period can fluctuate significantly as a result of the timing and size of securitizations or whole loan sales. If we do not close securitizations or whole loan sales on a quarterly basis, we could experience a loss for that quarter. In addition, we rely on the quarterly sale of our loans to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

    Our ability to complete securitizations depends on several factors, including:

        o conditions in the securities markets generally, including market interest rates;

        o      conditions in the asset-backed securities markets specifically;

        o general economic conditions, including conditions in the subprime industry;

        o      the performance of our previously securitized loans;

        o      the credit quality of our managed portfolio; and

        o      changes in federal tax laws.

         If we are not able to sell substantially all of the loans that we originate during the quarter in which the loans are made, we would likely not be profitable for the quarter. Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans and repay our subordinated debt upon maturity which would have a material adverse effect on our results of operations, financial condition and business prospects. If it is not possible or economical for us to complete a securitization or whole loan sale within favorable timeframes, we may exceed our capacity under our warehouse financing and lines of credit. We may be required to sell the accumulated loans at a time when market conditions for our loans are less favorable, and potentially to incur a loss on the sale transaction. If we cannot generate sufficient liquidity upon any such loan sale or through the sale of subordinated debt, we will be required to restrict or restructure our current form of operating. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Securitizations."

Changes in interest rates could reduce our profitability and impair our ability to repay the subordinated debt.

    Rising interest rates could reduce our overall profitability in one or more of the following ways:

        o Reducing the demand for our loan products, which could reduce our profitability.

        o Causing investors in asset-backed securities to increase the interest rate spread requirements and overcollateralization requirements for our future securitizations, which could reduce the profitability of our securitizations.

        o Reducing the spread between the interest rates we receive on loans we originate and the interest rates we pay to fund the originations, which among other effects, increases our carrying costs for these loans during the period they are being pooled for securitization.

        o Increasing the interest rates we must pay to attract investors at the levels we require to fund our operations.

        o Increasing our interest expense on all sources of borrowed funds, such as subordinated debt, credit facilities and lines of credit, and could restrict our access to the capital markets.

        o Negatively impacting the value and profitability of loans from the date of origination until the date we sell the loans.

        o Reducing the spread between the average interest rate on the loans in a securitization pool and the pass-through interest rate to investors issued in connection with the securitization. This reduction in the spread occurs because interest rates on loans in a securitization pool are typically set over the three months preceding a securitization while the pass-through rate on securities issued in the securitization is based on market rates at the time a securitization is priced. Therefore, if market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor would reduce our profit on the sale of the loans. Any reduction in our profitability could impair our ability to repay our subordinated debt upon maturity.

        o Increasing the cost of floating rate certificates issued in certain securitizations without a corresponding increase in the interest income of the underlying fixed rate loan collateral. This situation would reduce the cash flow we receive from the interest-only strips related to those securitizations and reduce the fair value or expected future cash flow of that asset as well. At March 31, 2003, floating interest rate certificates represent 4.4% of total debt issued by loan securitization trusts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management" for further discussion of the impact on our interest-only strips of interest rates changes in floating interest rate certificates issued by securitization trusts and outstanding debt issued by the securitization trusts.

    Declining interest rates could reduce our profitability in one or more of the following ways:

        o Subordinated debt with terms of one year or more which is not redeemable at our option represents an unfavorable source of borrowing in an environment where market rates fall below those paid on the subordinated debt. At March 31, 2003, $36.9 million in non-redeemable subordinated debt with maturities of greater than one year was outstanding.

        o A decline in market interest rates generally induces borrowers to refinance their loans, which are held in the securitization trusts, and could reduce our profitability. Prepayment levels in excess of our assumptions reduces the value of our securitization assets. A significant decline in market interest rates would increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability and could impair our ability to repay oursubordinated debt. See " -- Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could result in reduced profitability and impair our ability to repay our subordinated debt."

    Although both rising and falling interest rates negatively impact our business and profitability, the speed at which rates fluctuate, the duration of high or low interest rate environments, and the nature and magnitude of any favorable interest rate consequences, as well as economic events and business conditions outside of our control, affect the overall manner in which interest rate changes impact our operations and the magnitude of such impact. In addition, because of the volatile and unpredictable manner in which these factors interact, we may experience interest rate risks in the future that we have not previously experienced or identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Our securitization agreements impose obligations on us to make cash outlays which could impair our profitability and our ability to repay the subordinated debt.

     Our securitization agreements require us to replace or repurchase loans which do not conform to representations and warranties we made in the agreements. Additionally, as servicer, we are required to:

        o compensate investors for interest shortfalls on loan prepayments (up to the amount of the related servicing fee); and

        o advance interest payments for delinquent loans if we believe in good faith the advances will ultimately be recoverable by the securitization trust. These advances can first be made out of funds available in the trusts' collection accounts. If the funds available from the trusts' collection accounts are insufficient to make the required advances, then we are required to make the advances from our operating cash. The advances made from the trusts' collection accounts, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances, if ultimately not recoverable by us, require funding from our capital resources and may create greater demands on our cash flow, which could limit our ability to repay subordinated debt as it comes due. See "-- Since we do not set aside funds to repay the subordinated debt offered, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debt at maturity and you could lose all or a part of your investment." and "Business -- Securitizations."

If we are not able to sustain the levels of loan originations that we experienced in the past, our future profitability may be reduced and our ability to repay our subordinated debt may be impaired.

    During the nine months ended March 31, 2003 and fiscal 2002, we experienced record levels of loan originations. Our ability to sustain the levels of loan originations experienced in prior periods depends upon a variety of factors outside our control, including:

        o      interest rates;

        o      conditions in the asset-backed securities markets;

        o      economic conditions in our primary market area;

        o      competition; and

        o      regulatory restrictions.

    In addition, current economic conditions have had an adverse impact on smaller businesses and finding qualified borrowers has become more difficult. If we are unable to sustain our levels of loan originations, our profitability may be reduced and our ability to repay the subordinated debt upon maturity may be impaired. See " -- Changes in interest rates could reduce our profitability and impair our ability to repay the subordinated debt." and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to continue to successfully implement our business strategy, our profitability may decrease, which could impair our ability to repay our subordinated debt.

    Our business strategy seeks to increase our loan volume through further development of existing markets while maintaining our customary origination fees, underwriting criteria and the interest rate spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

        o expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

        o      obtain adequate financing on favorable terms;

        o profitably securitize our loans in the secondary market on a regular basis;

        o      hire, train and retain skilled employees; and

        o      successfully implement our marketing campaigns.

    Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs which could result in a reduction in our profitability and impair our ability to repay our subordinated debt. See "Business -- Lending Activities."

A decline in real estate values could result in a reduction in originations, which could reduce our profitability and impair our ability to repay our subordinated debt.

    Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect, which could reduce our profitability and limit our ability to repay our subordinated debt upon maturity. See "Business -- Lending Activities."

A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could reduce our profitability and limit our ability to repay our subordinated debt.

     Declining real estate values will also increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans generally increase during economic slowdowns or recessions, and the increase in delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans we experience may be particularly pronounced because we lend to credit-impaired borrowers. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could reduce our profitability and limit our ability to repay our subordinated debt. In addition, any sustained period of increased delinquencies, foreclosures or losses from delinquent and foreclosed loans could adversely affect our ability to sell loans, the prices we receive for our loans or the value of our interest-only strips which could have a material adverse effect on our results of operations, financial condition and business prospects. See "Business -- Lending Activities."

If we are unable to implement an effective hedging strategy, our profitability may be reduced, which would reduce the funds we have available to repay our subordinated debt. In a declining interest rate environment, even an effective hedging strategy could result in losses in the current period.

    From time to time we use hedging strategies in an attempt to mitigate the effect of changes in interest rates on our fixed interest rate mortgage loans prior to securitization. These strategies may involve the use of, among other things, derivative financial instruments including futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. We recorded losses on the fair value of derivative financial instruments of $10.6 million in the nine months ended March 31, 2003, $9.4 million in fiscal 2002 and $4.3 million in fiscal 2001. The amount of losses settled in cash was $7.7 million in the nine months ended March 31, 2003, $9.4 million in fiscal 2002 and $4.3 million in fiscal 2001. In addition, an interest rate hedging strategy may not be effective against the risk that the interest rate spread needed to attract potential buyers of asset-backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Competition from other lenders could adversely affect our profitability and our ability to repay our subordinated debt.

    The lending markets in which we compete are evolving. Some competitors have been acquired by companies with substantially greater resources, lower cost of funds, and a more established market presence than we have. Government sponsored entities are expanding their participation in our market. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. If these companies or entities increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the interest rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay our subordinated debt. As we expand our business further, we will face a significant number of new competitors, many of whom are well established in the markets we seek to penetrate. Our profitability and the profitability of other similar lenders may attract additional competitors into this market.

         The competition in the subprime lending industry has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As loan products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure and information systems to compete effectively. Our ability to adapt to other technological changes in the industry could have a material adverse effect on our business.

         The need to maintain loan volume in this competitive environment creates a risk of price competition in the subprime lending industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, and marketing and distribution channels. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations and result in a decrease in gain on sale from the securitization or sale of such loans which would decrease our income. As a result, any increase in these pricing pressures could have a material adverse effect on our business. See "Business -- Competition."

An economic downturn or recession in the eastern half of the United States could result in reduced profitability, which would reduce the funds available to repay the subordinated debt.

    We currently originate loans primarily in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in decreases in loan originations and increases in delinquencies and foreclosures in our managed portfolio which could negatively impact our ability to sell or securitize loans and reduce our profitability and the funds available to repay our subordinated debt. See "-- Our securitization agreements impose obligations on us to make cash outlays which could impair our profitability and our ability to repay the subordinated debt." and "Business -- Lending Activities."

Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, which could result in a reduction of our profitability and impair our ability to repay our subordinated debt.

         As part of the securitization of our loans, we generally retain the servicing rights, the right to service the loans for a fee. At March 31, 2003, 98.5% of the managed portfolio we service is owned by third parties. The value of servicing rights related to our managed portfolio is an asset on our balance sheet called servicing rights. We enter into agreements in connection with the securitizations that allow third parties to terminate us as the servicer if we breach our servicing obligations or fail to perform satisfactorily. For example, our servicing rights may be terminated if losses on the pool of loans in a particular securitization exceed prescribed levels for specified periods of time. If we lose the right to service some or all of the loans in our managed portfolio, the servicing fees will no longer be paid and we would be required to write down or write off this asset, which would decrease our earnings and our net worth and impair our ability to repay the subordinated debt. In addition, if we do not meet eligibility criteria to act as servicer in future securitizations, we would not receive income from these future servicing rights.

Claims by borrowers or investors in loans could result in reduced profitability, which would reduce the funds we have available to repay our subordinated debt.

    In the ordinary course of our business, we are subject to claims made against us by borrowers and investors in loans arising from, among other things:

        o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);

        o      incomplete documentation; and

        o failure to comply with various laws and regulations applicable to our business.

    If claims asserted, pending legal actions or judgments against us result in legal expenses or liability, these expenses could result in reduced profitability which would reduce funds available to repay our subordinated debt. See "Business -- Legal Proceedings."

If we are unable to realize cash proceeds from the sale of loans in excess of the cost to originate the loans, our financial position and our ability to repay the subordinated debt upon maturity could be adversely affected.

     The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitizations, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition, business prospects and ability to repay the subordinated debt upon maturity could be adversely affected.

The amount of our outstanding debt could impair our financial condition and our ability to fulfill our debt obligations and repay the subordinated debt.

     As of March 31, 2003, we had total indebtedness of approximately $717.0 million, comprised of amounts outstanding under our credit facilities, warehouse lines, subordinated debt and capitalized lease obligations. At March 31, 2003, our ratio of total debt and liabilities to equity was approximately 11.6:1. At March 31, 2003, we also had availability to incur additional indebtedness of approximately $570.3 million under our revolving warehouse and credit facilities.

     The amount of our outstanding indebtedness could:

         o require us to dedicate a substantial portion of our cash flow to payment on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

         o limit our flexibility in planning for, or reacting to, changes in operations and the subprime industry in which we operate; and

         o place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

     If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. Our inability to obtain financing or sell assets on satisfactory terms could impair our profitability and our ability to repay the subordinated debt.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility, our profitability and our ability to repay our subordinated debt.

         The agreements governing our credit facilities and warehouse lines of credit contain various covenants that may restrict our ability to:

         o   incur other senior indebtedness;
         o   engage in transactions with affiliates;
         o   incur liens;
         o   make certain restricted payments;
         o enter into certain business combinations and asset sale transactions;
         o   engage in new lines of business; and
         o   make certain investments.

     These restrictions may limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our credit facilities and warehouse lines of credit also require us to maintain specified financial ratio covenants and satisfy other financial conditions. Our ability to meet those ratio covenants and conditions can be affected by events beyond our control, such as interest rates and general economic conditions. Accordingly, we may be unable to meet certain ratio covenants and conditions. Our breach of our financial covenants under our revolving credit facilities could result in a default under the terms of those facilities, which could cause that indebtedness and our other senior indebtedness, by reason of cross-default provisions in such indebtedness, to become immediately due and payable. Our failure to repay those amounts could result in a bankruptcy proceeding or liquidation proceeding or our lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the credit facilities and warehouse lines of credit accelerate the repayment of borrowings, we may not have sufficient cash to repay our indebtedness and may be forced to sell assets on less than optimal terms and conditions. See " - Since the subordinated debt is unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, subordinated debt holders would be repaid only if funds remain after the repayment of our senior debt."

We are dependent on financial institutions and brokers for 49.4% of our loan production and our failure to maintain these relationships could negatively impact the volume and pricing of our loans and adversely affect our results of operations.

     We depend on financial institutions who enter into agreements with us under the Bank Alliance Services program and brokers for 49.4% of our loan originations. Moreover, our total loan purchases from Bank Alliance lenders, historically, have been highly concentrated. Our top three lenders under the Bank Alliance Services program accounted for approximately 95.8% of our loan volume from the Bank Alliance Services program and 11.4% of our total volume for the nine months ended March 31, 2003. Further, our competitors also have relationships with our brokers and other lenders, and actively compete with us in our efforts to expand our broker and Bank Alliance networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and Bank Alliance networks which could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our results of operations.

Some of our warehouse financing agreements include margin calls based on the lender's opinion of the value of our loan collateral. An unanticipated large margin call could adversely affect our liquidity and our ability to repay the subordinated debt upon maturity.

     The amount of financing we receive under our warehouse agreements depends in large part on the lender's valuation of the mortgage loans that secure the financings. Each warehouse line provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowing. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects and our ability to repay the subordinated debt upon maturity.

Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay our subordinated debt.

    Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, we may not discover the environmental contamination until after we had made the loan or after we had foreclosed on a loan. If we foreclosed upon a property and environmental liabilities subsequently arose, we could face significant liability.

    To date there have been approximately eight instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. Two of such loans are currently being administered. Any losses we have sustained or may sustain on these loans have not had and will not have a material adverse effect on our profitability.

    In addition to federal or state laws, owners or former owners of a contaminated site may be subject to common law claims, including tort claims, by third parties based on damages and costs resulting from environmental contamination migrating from the property. Other environmental considerations, such as pervasive mold infestation of real estate securing our loans, may also restrict our ability to foreclose on delinquent loans. See "Business -- Loan Servicing."

Terrorist attacks in the United States may cause disruption in our business and operations and other attacks or acts of war may adversely affect the markets in which our common stock trades, the markets in which we operate, our profitability and our ability to repay our subordinated debt.

     Terrorists' attacks in the United States in September 2001 caused major instability in the U.S. financial markets. These attacks or new events and responses on behalf of the U.S. government may lead to further armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debt, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably, to effect whole loan sales and to effectively hedge our loan portfolio against market interest rate changes which could cause our stock price to decline. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debt could be impaired.

If many of our borrowers become subject to the Soldiers' and Sailors' Civil Relief Act of 1940, our cash flows, interest income and profitability may be adversely affected which would negatively impact our ability to repay our subordinated debt.

     Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her loan generally may not be charged interest above an annual rate of six percent. Additionally, this Relief Act may restrict or delay our ability to foreclose on an affected loan during the borrower's active duty status. The Relief Act also applies to a borrower who was on reserve status and is called to active duty after origination of the loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are the subject of this Relief Act, thereby reducing our cash flow and the interest payments we collect from those borrowers, and in the event of default, delaying or preventing us from exercising the remedies for default that otherwise would be available to us.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees which could reduce our profitability and impair our ability to repay the subordinated debt.

     When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss. A loan subject to a material misrepresentation or fraudulent act is typically unsaleable or subject to repurchase if it is sold prior to detection, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses we have suffered from them.

     We have controls and processes designed to help us identify misrepresented or fraudulent information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented or fraudulent information in our loan originations.

                           FORWARD LOOKING STATEMENTS


    Some of the information in this prospectus or the documents incorporated by reference in this prospectus may contain forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "believes," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the prospectus, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement.



                                 USE OF PROCEEDS

    We estimate that the net proceeds resulting from the sale of the subordinated debt will be approximately $291.3 million net of estimated offering expenses if we sell all of the securities we are offering through this prospectus. We intend to use approximately $217.2 million to $291.3 million of the proceeds to repay maturing notes with maturities of one day to 10 years and interest rates ranging from 4.0% to 13.0%. A portion of the maturing subordinated debt to be repaid was issued within one year and proceeds of that maturing debt were used to repay maturing subordinated debt and for the general corporate purposes described below. The remainder of the proceeds will be used for general corporate purposes including, but not limited to:

        o financing the future growth of our loan portfolios and capital expenditures;

        o the repayment of warehouse credit facilities and lines of credit;

        o funding our overcollateralization requirements in connection with securitizations;

        o      paying interest and operating expenses;

        o possible future acquisitions of related businesses or assets, although none are currently contemplated;

        o      repurchasing delinquent loans from the securitization trusts;

        o      expanding into new markets; and

        o      general operating activities.

    In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

        o      treasury bills,

        o      commercial paper,

        o      certificates of deposit,

        o      securities issued by U.S. government agencies,

        o      money market funds; and

        o      repurchase agreements.

    Our investment practices permit significant flexibility as to the types of such investments that we may make.

          DESCRIPTION OF THE DEBT SECURITIES OFFERED AND THE INDENTURE


General

    The subordinated debt represents our unsecured debt obligations. In connection with this offering of subordinated debt, we have entered into an agreement, called an indenture, with U.S. Bank National Association, a national banking association. The terms of the subordinated debt include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, in effect on the date the indenture is qualified under that act. The subordinated debt is subject to all terms and conditions of the indenture and Trust Indenture Act. We refer you to the indenture and the Trust Indenture Act for a complete understanding of the subordinated debt. The following includes a summary of some provisions of the indenture, and a copy of the indenture is available from us upon request. This summary is not complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of some of the terms used below.

    The subordinated debt will be subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt further described in our prospectus, whether outstanding on the date of the indenture or incurred following the date of the indenture. We are not limited in the amount of senior debt we may incur. The stock we hold in our subsidiaries, as well as any of our other assets, is available to repay the subordinated debt in the event of default. In the event of our default and liquidation of our subsidiaries to repay the subordinated debt holders, we must pay or make provisions for the payment of creditors of the subsidiaries from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt. See "-- Provisions Relating to All Securities -- Subordination."

    The subordinated debt is not secured by any collateral or lien. The subordinated debt does not contain provisions for a sinking fund or similar fund providing for payments on the subordinated debt. See "Risk Factors -- Since we do not set aside funds to repay the subordinated debt offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debt at maturity and you could lose all or a part of your investment."

    The subordinated debt may be purchased in the minimum amount of $1,000 or any amount in excess of $1,000, subject to our right to reject any order in whole or in part. You may not cumulate separate purchases to satisfy the minimum denomination requirement.

Provisions Relating to Investment Notes

    Maturity. We are offering investment notes with terms generally ranging from three to 120 months. The terms offered are described in a supplement to the prospectus. You will select the term of each investment note at the time of your order from the terms we offer in the current prospectus supplement.

    Book Entry. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the investment note, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the indenture. Also upon acceptance of an order, we will send each holder an initial transaction statement which will indicate our acceptance of the order.

    The holders of investment notes issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish upon the purchase or transfer of investment notes shall be deemed to be the owners of the investment notes under the indenture. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

    We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes. The trustee is under no obligation to verify our calculations with respect to interest or principal due or to review our records.

    Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

        o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

        o after the occurrence of an event of default under the indenture, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

    Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

    Interest. The interest rate payable on an investment note will be determined based upon the maturity date and term established for the investment note at the date of purchase. The date of purchase for accepted orders will be the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the business day following the date we receive funds if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal and bank holidays in the State of Delaware. Prevailing interest rates will be set forth in a supplement to this prospectus. We will establish the interest rates payable on the investment notes from time to time based on market conditions and our financial requirements. We constantly re-evaluate our interest rates based upon this analysis. Once determined, the rate of interest payable on an investment note will remain fixed for the original term of the investment note.

    We will compute interest on investment notes on the basis of an actual calendar year and interest will compound daily. We will pay interest on investment notes with terms of less than 12 months at maturity. Purchasers of investment notes with terms of 12 months or greater may elect at the time of purchase to have interest paid monthly, quarterly, semiannually, annually or at maturity, but if a purchaser fails to make this election, interest will be paid at maturity. A new interest payment method may be elected one time by the holder during the term of the investment notes. To change the interest payment method, a holder must send us a written request specifying the new interest payment method elected. Any interest not otherwise paid on an interest payment date will be paid at maturity.

    We reserve the right to vary from time to time, at our discretion, the interest rates we offer on new issuances of investment notes based on numerous factors other than length of term to maturity. These factors may include, but are not limited to: the desire to attract new investors; investment notes in excess of specified principal amounts; investment notes purchased for IRA and/ or Keogh accounts; rollover investments; and investment notes beneficially owned by persons residing in particular geographic localities. We may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of investment notes by current holders, circumstances in the financial markets and the economy, and additional costs, which we may incur in selling investment notes in a particular jurisdiction, which may at the time be relevant to our operations and other factors.

    Automatic Extension Upon Maturity of Notes. The term of the investment note will automatically extend upon its maturity for a term identical to the term of the original investment note unless:

        o We notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

        o The holder elects to redeem the investment note or change the term within seven days after the maturity date.

    We will notify the holder of the upcoming maturity date of the note approximately 20 but not less than 15 days prior to the maturity date. This renewal notice will include a renewal form and will indicate that the maturing note will automatically renew for an identical term unless the holder completes the renewal form and returns it to us within seven days after the maturity date indicating the holder's intention to redeem or change the term of the maturing note. The renewal notice will specify the new interest rate applicable to the renewal term and will include a copy of the current supplement to the prospectus which lists all of the interest rates applicable to each term offered at the holder's maturity date in the event the holder elects to select an alternative term upon the maturity of the note. The renewal notice will indicate that the holder should have previously received a copy of the updated prospectus, if applicable, and where the holder can get another copy of the prospectus. If the holder does not return the renewal form, a second renewal notice will be sent to the holder advising the holder of the automatic renewal and indicating that the maturing note will automatically renew for an identical term unless the holder completes the renewal form and returns it to us within seven days after the maturity date indicating otherwise.

The investment note will automatically renew for an identical term at the interest rate specified in the renewal notice unless the holder completes the renewal form and returns it to us within seven days after the maturity date indicating that the holder wishes to redeem the note or change the term of the maturing note.

    Until either we or the holder terminates or redeems the investment note, or the holder elects a new term, the investment note will continue to renew in this manner. Each renewed investment note will continue in all its provisions, including provisions relating to payment options, except that the interest rate payable during any renewed term will be the interest rate which is being offered on investment notes of the same term and denomination as of the maturity date. If a similar investment note is not being offered, the interest rate upon renewal will be the interest rate specified by us in the renewal notice sent to the holder on or before the maturity date, or the investment note's then current interest rate if no interest rate is specified.

    If we notify the holder of our intention to redeem an investment note at maturity, no interest will accrue after the date of maturity. Otherwise, if we receive a completed renewal form electing repayment within seven days of the maturity date of the investment note, we will pay interest during the period from the maturity date to the repayment date at the lower of:

        o the lowest interest rate then being paid on the investment notes with a similar term we offer to the general public; or

        o the interest rate we paid on the investment note immediately prior to its maturity.

    As a courtesy, we provide a request for repayment form with the renewal notice. Use of the form by a holder is not a condition of repayment. Holders may also request repayment by writing to us.

    Optional Renewal Programs. From time to time, we may offer, in our sole discretion, some investment note holders the ability to extend the maturity of an existing investment note. If the holder elects to extend the investment note, we will issue a new note in accordance with the terms and interest rate prevailing at the extension date.

    Place and Method of Payment. We will pay principal on the investment notes at our principal executive office or at another place that we designate for that purpose. We will make interest payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose, or by electronic funds transfer (commonly known as a "direct deposit").

    Redemption by Us. We have the right to redeem any investment note issued under this prospectus at any time, prior to its stated maturity, upon 90 days advance written notice to the holder of the investment note. The holder has no right to require us to redeem any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

    Redemption by the Holder upon Death or Total Permanent Disability. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such a death or disability, will be the principal amount of the investment note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

    We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

    For the purpose of determining the right of a holder to demand early redemption of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

    Quarterly Statements. We will provide holders of the investment notes with quarterly statements, which will indicate, among other things, the current account balance (including interest earned). These statements will be mailed not later than the tenth business day following the end of each calendar quarter.

Provisions Relating to Money Market Notes

    Maturity. The money market notes have no stated maturity and are redeemable at any time in minimum amounts of $500 (or a lesser amount available to close an account) at the option of the holder. See "-- Redemption by the Holder of Money Market Notes."

    Book-Entry System. Upon acceptance of an order, we will credit our book-entry registration and transfer system, the principal amount of the money market notes owned of record by that purchaser to the account of the purchaser of the money market note which record holder is referred to as the holder or registered holder in this document and in the indenture. Upon acceptance of the purchaser's order, we will send each purchaser a transaction statement which will indicate our acceptance of the order. The laws of some jurisdictions require that investors in securities take physical delivery of those securities in definitive form. These legal requirements may impair the holder's ability to transfer the record ownership of the money market notes.

    The registered holders of money market notes issued in a book-entry only form will not receive or be entitled to receive physical delivery of a note or certificate. The registered holders of the accounts we establish upon the purchase or transfer of money market notes will be deemed to be the owners of the money market notes under the indenture. Each person holding a book-entry interest in the money market notes must rely upon the procedures established by the trustee to exercise any rights of a holder of the money market notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

    We will make the information regarding the total amount of any principal and/or interest, which we will pay in the form of additional securities, due to registered holders with regard to the money market notes on any interest payment date or upon redemption available to the trustee upon the trustee's request. On each interest payment date, we will credit each account the interest due. We will determine the interest payments to be made to the book-entry accounts and will maintain, supervise and review any records relating to book-entry beneficial interests in money market notes.

    Book-entry interests in the accounts evidencing ownership of the money market notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in the names of the accounts as we direct only if:

        o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

        o after the occurrence of an event of default under the indenture, holders of the money market notes aggregating more than 50% of the aggregate outstanding amount of the money market notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of money market notes, and the trustee notifies all registered holders of the money market notes of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting the notes.

    The book-entry interests in the money market notes are not otherwise exchangeable for fully registered notes.

    Interest. We will adjust the interest rates payable on the money market notes from time to time in our sole discretion provided that the interest rate will not be less than 4.0% per year. We will provide written notice to all holders of the money market notes at least 14 days prior to any decrease in the interest rate. The notice will set forth the new interest rate to be paid and the effective date of the change. We reserve the right to increase the interest rate paid on the money market notes at any time without prior notice to the holders of the money market notes. Investors may inquire about the current interest rate on the outstanding money market notes by calling us at (800) 776-4001.

    Interest on each account with a balance of at least $1,000 accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the note holder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check as soon as practicable. No interest shall be paid for any day the principal amount in any account is less than $1,000.

    Subject to the limitations set forth in this prospectus, we may vary, at our discretion, the interest rates we offer on the money market notes based on numerous factors. These factors may include, but are not limited to: the desire to attract new investors; money market notes in excess of specified principal amounts; money market notes purchased for IRA and/or Keogh accounts; rollover investments; and money market notes beneficially owned by persons residing in particular geographic localities. As of the date of this prospectus, we are not offering money market notes at varying interest rates to different investors. However, we may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy or any additional costs which may be incurred by us in selling money market notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

    Redemption by the Holder. The holder of a money market note may request a full or partial redemption of a money market note by delivering written notice to us specifying the amount of the redemption. The holder of a money market note may also make a partial redemption of a money market note by using drafts, which are similar to checks.

    Redemption requests by written notice to us may be for any amount and we may take up to 10 business days following receipt of the notice to mail the proceeds of the redemption to the holder. Any request for full redemption of a money market note, and any request to close a money market note account, must be made by written notice to us. If a holder of more than one money market note requests a redemption by sending written notice to us, we will treat the redemption as being made on a first-in, first-out basis, unless the holder requests otherwise in the written notice.

    Redemptions by draft may not be for any amount less than $500. Drafts may not be used to redeem a money market note in full or to close a money market note account. If a holder of more than one money market note redeems a money market note by using a draft, we will treat the redemption as being made on a first-in, first-out basis. The drafts, which are similar to checks, can be made payable to the order of any payee. Alternatively, at the request of a holder, we will provide drafts drawn on us that will be payable through our designated bank. All authorized signers on a money market note must submit specimen signatures to us and must agree to abide by our rules and regulations pertaining to money market notes. Some banks may not provide cash at the time of deposit of a draft, but will wait until they have received payment from our designated bank. When a draft is presented to the bank for payment, the bank, as agent of the holder, will cause us to redeem a sufficient amount from the holder's money market note to cover the amount of the draft. Interest continues to accrue on the amount of a money market note covered by a draft until the draft is presented to our bank for payment. The bank will return a draft if the amount of collected funds in the holder's account is insufficient to cover the draft or if the signature(s) on the draft is (are) not, in our judgment, the same as the specimen signature(s) previously submitted to us. We reserve the right to charge a fee for insufficient funds, the dishonor of a draft, a stop payment order, account research and other services.

    If drafts are lost, stolen or otherwise held or used by an unauthorized individual, the rightful holder of the money market note checks must notify us within 24 hours of such event; otherwise we will not be responsible for any misappropriation of the underlying funds.

    In our sole discretion, draft writing capabilities may be deferred for up to 30 days from the date of opening an account. In such event, the money market notes may be redeemed upon 10 business days written notice to us.

    Neither we nor our bank will return canceled drafts to the holders of money market notes, although we will provide the holders with copies of drafts upon request and payment of a service charge. Holders of money market notes will receive statements as described under "-- Monthly Statements," which will reflect draft transactions.

    We will charge holders a service fee for each draft presented in excess of three drafts during any statement period. We may increase our service charge by providing 30 days prior written notice to each holder of a money market note.

    Redemption by Us. We have the right to redeem a money market note at any time upon 30 days written notice to the holder of the note.

    Place and Method of Payment Upon Redemption. We will make payments upon the redemption of the money market notes at our principal executive office, or at another place that we may designate for that purpose. However, we may, at our option, make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

    Monthly Statements. We will provide holders of the money market notes with monthly statements which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the applicable interest rate on those money market notes as of the month end preceding the issuance of the statement. The statements will be mailed not later than the tenth business day following the end of each month. We will provide additional statements as the holders of these securities may reasonably request from time to time. We may require holders requesting additional statements to pay all charges incurred by us in providing the additional statements.

Provisions Relating to All Securities

    Form and Denominations/Transfers. The subordinated debt is not a negotiable debt instrument and, subject to some exceptions, will be issued only in book-entry form. We will issue an initial transaction statement reflecting the ownership of a debt security to each purchaser upon our acceptance of the order. The transaction statement is not a negotiable instrument, and purchasers cannot transfer record ownership without our prior written consent. Each holder of a debt security will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the subordinated debt on our register only by written notice to us signed by the account holder or the account holders' duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of a debt security, we will provide the new holder of the security with a transaction statement which will evidence the transfer of the account on our records.

    Interest Accrual Date. Interest on the subordinated debt will accrue from the date of purchase. The date of purchase for accepted orders will be the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the business day following the date we receive funds if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal and bank holidays in the State of Delaware.

    Right of Set-off In Circumstances Described in this Section. Subject to the provisions of applicable law, if the holder of an investment note or a money market note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we have the right in our sole discretion to set-off principal and interest payments due on the investment note or money market note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note or money market note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

    Subordination. The indebtedness evidenced by the subordinated debt, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness (whether outstanding on the date of this prospectus or created later) incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The subordinated debt is not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the subordinated debt. As of March 31, 2003, $6.8 million of senior debt and subsidiary debt was outstanding. The provisions of the indenture do not limit the amount of senior debt or subsidiary debt we can incur. Any of our indebtedness, other than that described as senior debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of us which ranks equally in right of payment to the subordinated debt being offered. As of March 31, 2003, $710.2 million of our outstanding debt ranked equal in right of payment to the subordinated debt being offered.

    For a discussion of the lack of insurance or guarantees to support the repayment of the subordinated debt, see "Risk Factors -- Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect investors in our subordinated debt."

     In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the subordinated debt until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the subordinated debt and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the subordinated debt. If any distribution is nonetheless made to holders of the subordinated debt, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Since the subordinated debt is unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, subordinated debt holders would be repaid only if funds remain after the repayment of our senior debt."

    Events of Default. The indenture provides that each of the following constitutes an event of default:

        o default for 30 days in the payment of interest when due on the subordinated debt (whether or not prohibited by the subordination provisions of the indenture);

        o default in payment of principal when due on the subordinated debt (whether or not prohibited by the subordination provisions of the indenture) and continuation of the default for 30 days;

        o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

        o our failure for 60 days after receipt of notice to comply with other agreements described in the indenture or the subordinated debt instruments; and

        o      specific events of bankruptcy or insolvency with respect to us.

    If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding subordinated debt may declare the unpaid principal of and any accrued interest on the subordinated debt to be due and payable immediately. However, so long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

        o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration; or

        o      the date of acceleration of any senior debt.

    In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding subordinated debt will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the subordinated debt except as provided in the indenture. Subject to these limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

    The holders of a majority in aggregate principal amount of the subordinated debt then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest on or the principal of the notes.

    We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

    Amendment, Supplement and Waiver. Except as provided in this prospectus, we may amend or supplement the indenture or the terms of the subordinated debt may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the subordinated debt then outstanding. The holders of a majority in principal amount of the then outstanding subordinated debt, may waive any existing default or compliance with any provision of the indenture or the subordinated debt.

    Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):

        o reduce the principal amount of any investment note whose holder must consent to an amendment, supplement or waiver;

        o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

        o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

        o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

        o make any investment note payable in money other than that stated in the investment notes;

        o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

        o make any change to the subordination provisions of the indenture that adversely affects holders of investment notes;

        o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

        o make any change in the foregoing amendment and waiver provisions.

    Without the consent of each holder of the money market notes affected, an amendment or waiver may not (with respect to any money market notes held by a nonconsenting holder of money market notes):

        o reduce the principal amount of money market notes whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder of the note);

        o reduce the principal of any money market note (other than as a result of withdrawals made by the holder of the note) or alter the redemption provisions of the money market note or the price at which we shall offer to repurchase the money market note;

        o reduce the rate of interest on the money market notes, other than the interest rate adjustments provided for pursuant to the terms of the money market notes or change the time for payment of interest, including default interest, on any money market note;

        o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the money market notes (except a rescission of acceleration of the money market notes by the holders of at least a majority in aggregate principal amount of the money market notes and a waiver of the payment default that resulted from such acceleration);

        o make any money market note payable in money other than that stated in the money market notes;

        o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of money market notes to receive payments of principal or interest on the money market notes;

        o make any change to the subordination provisions of the indenture that adversely affects holders of money market notes;

        o modify or eliminate redemption rights of holders of the money market notes; or

        o make any change in the foregoing amendment and waiver provisions.

    However, without the consent of any holder of the subordinated debt, we and/or the trustee may amend or supplement the indenture or the subordinated debt:

        o to cure any ambiguity, defect or inconsistency; to provide for assumption of our obligations to holders of the subordinated debt in the case of a merger or consolidation;

        o to provide for additional certificates or certificated securities;

        o to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder, including an increase in the aggregate dollar amount of subordinated debt which may be outstanding under the indenture;

        o to modify our policy to permit redemptions of the investment notes upon the death or total permanent disability of any holder of the investment notes (but such modification shall not adversely affect any of the then outstanding subordinated debt); or

        o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

    The Trustee. The indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

    Subject to exceptions described in the indenture, the holders of a majority in principal amount of the then outstanding subordinated debt will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

    Reports to Trustee. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period. The trustee is under no obligation to verify our calculations with respect to these amounts.

    No Personal Liability of Directors, Officers, Employees and Stockholders. None of our directors, officers, employees or stockholders will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the subordinated debt waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the subordinated debt. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

    Service Charges. We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

    Interest Withholding. With respect to those investors who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 30% of any interest paid (or such higher rate as necessary to comply with the Internal Revenue
Code). Otherwise, we will not withhold interest, except on subordinated debt held by foreign business entities. We will not sell to anyone refusing to provide a fully executed Form W-8 or Form W-9.

    Additional Securities. We may offer, from time to time, additional classes of securities with terms and conditions different from the subordinated debt being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

    Variations by State. We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, different interest rates, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio and managed REO to our balance sheet.

                                                 Nine Months Ended
                                                     March 31,                             Year Ended June 30,
                                               ---------------------    ----------------------------------------------------------
                                                 2003        2002         2002        2001         2000        1999         1998
                                               --------     --------    --------     --------    --------     --------    --------
Statement of Income
  Data:                                                                                (In thousands, except per share data)
Revenues
 Gain on sale of loans and leases...........  $ 170,394    $ 129,139   $ 185,580    $ 128,978   $  90,380    $  64,490   $  40,778
 Interest and fees .........................     13,422       16,759      21,338       22,582      19,400       16,553      17,386
 Interest accretion on interest-only strips.     34,361       25,920      35,386       26,069      16,616        2,021         538
 Other .....................................      2,674        4,323       5,597        5,707       4,250        3,360         633
                                               --------     --------    --------     --------    --------     --------    --------
Total revenues .............................    220,851      176,141     247,901      183,336     130,646       86,424      59,335
Total expenses(a) ..........................    214,043      166,533     234,351      170,151     120,284       64,573      41,445
                                               --------     --------    --------     --------    --------     --------    --------
Operating income before income taxes........      6,808        9,608      13,550       13,185      10,362       21,851      17,890
Income taxes ...............................      2,655        4,035       5,691        5,274       3,938        7,763       6,435
                                               --------     --------    --------     --------    --------     --------    --------
Income beforecumulative effect of a change
  in accounting principle ..................      4,153        5,573       7,859        7,911       6,424       14,088      11,455
Cumulative effect of change in accounting
  principle.................................         --           --          --          174          --           --          --
                                               --------     --------    --------     --------    --------     --------    --------
Net income .................................  $   4,153    $   5,573   $   7,859    $   8,085   $   6,424    $  14,088   $  11,455
                                               ========     ========    ========     ========    ========     ========    ========
Per Common Share
  Data:
Income before cumulative effect of a change
  in accounting principle(b):
 Basic earnings per common share............  $    1.43    $    1.88   $    2.68    $    2.08   $    1.55    $    3.16   $    2.56
 Diluted earnings per common share..........       1.36         1.74        2.49         2.04        1.51         3.07        2.46
Net income:
 Basic earnings per common share............  $    1.43    $    1.88   $    2.68    $    2.13   $    1.55    $    3.16   $    2.56
 Diluted earnings per common share..........       1.36         1.74        2.49         2.08        1.51         3.07        2.46
Cash dividends declared per common share....       0.24         0.21        0.28         0.26        0.25         0.14        0.05

---------------

(a) Includes securitization assets fair value adjustments of $33.3 million for the nine months ended March 31, 2003, $13.2 million for the nine months ended March 31, 2002, $22.1 million in the year ended June 30, 2002 and $12.6 million in the year ended June 30, 2000.

(b) Amounts for all periods have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2001 and prior have been similarly adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.

                                                                                             June 30,
                                                   March 31,    -------------------------------------------------------------------
                                                     2003          2002          2001          2000           1999          1998
                                                  ----------    ----------     ----------    ----------    ----------    ----------
                                                                                   (In thousands)
Balance Sheet Data:
Cash and cash equivalents.....................    $   87,232    $  108,599    $    91,092   $    69,751   $    22,395   $     4,486
Loan and lease receivables, net
 Available for sale ..........................        52,651        52,622         80,813        45,746        33,776        62,382
 Interest and fees ...........................        14,154        12,292         16,549        13,002         6,863         4,096
 Other .......................................        21,254         9,028          2,428            --            --            --
Interest-only strips..........................       609,891       512,611        398,519       277,872       178,218        95,913
Servicing rights..............................       132,925       125,288        102,437        74,919        43,210        18,472
Receivable for sold loans and leases..........            --         5,055         14,157        51,283        66,086         2,377
Total assets..................................       972,939       876,375        766,487       594,282       396,301       226,551
Subordinated debt.............................       710,218       655,720        537,950       390,676       211,652       115,182
Total liabilities.............................       895,712       806,997        699,625       532,167       338,055       183,809
Stockholders' equity..........................        77,227        69,378         66,862        62,115        58,246        42,742


                                       Nine Months Ended
                                           March 31,                                   Years Ended June 30,
                                    ------------------------    -------------------------------------------------------------------
                                       2003          2002          2002          2001          2000           1999          1998
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                        (Dollars in thousands)
Other Data:
Total managed loan and lease
  portfolio.....................   $ 3,477,805    $2,936,162    $3,066,189    $ 2,589,395   $ 1,918,540   $ 1,176,918   $   559,398
Originations(a):
 Business purpose loans ........        93,170        99,035       133,352        120,537       106,187        64,818        52,335
 Home equity loans .............     1,084,170       907,594     1,246,505      1,096,440       949,014       634,820       328,089
Average loan size of loans
  originated(a):
 Business purpose loans ........            89            96            97             91            89            80            83
 Home equity loans .............            89            90            89             82            70            74            62
Weighted average interest rate
  of loans originated(a):
 Business purpose loans ........         15.81%        15.72%        15.75%         15.99%        15.99%        15.91%        15.96%
 Home equity loans .............         10.26         10.89         10.91          11.46         11.28         11.05         11.95
 Combined ......................         10.70         11.37         11.38          11.91         11.64         11.17         12.15
Loans and leases sold:
 Securitizations ...............   $ 1,176,943    $  973,143    $1,351,135    $ 1,102,066   $ 1,001,702   $   777,598   $   384,700
 Whole loan sales ..............         2,239        55,943        57,679         76,333       102,670       105,751        51,594

---------------

(a) Conventional first mortgages and leases originated in fiscal 2000 and prior have been excluded because we no longer originate these types of loans and leases.

                                                 Nine Months Ended
                                                     March 31,                              Year Ended June 30,
                                                ---------------------    ----------------------------------------------------------
                                                  2003        2002         2002        2001         2000        1999         1998
                                                --------     --------    --------     --------    --------     --------    --------
Financial Ratios:
Return on average assets ...................        0.60%        0.90%       0.94%        1.22%       1.31%        4.56%       6.93%
Return on average equity ...................        7.47        11.20       11.75        12.22       10.29        28.10       31.10
Total delinquencies as a percentage of
  total managed portfolio at end of period
  (a).......................................        6.33         5.91        5.57         4.13        2.91         3.19        3.01
Real estate owned as a percentage of total
  managed portfolio at end of period........        1.01         1.28        1.11         1.10        0.68         0.85        0.16
Loan and lease losses as a percentage of
  the average total managed portfolio during
  the period (b)............................        0.92         0.54        0.60         0.53        0.31         0.12        0.12
Pre-tax income as a percentage of total
  revenues..................................        3.08         5.45        5.47         7.19        7.93        25.28       30.15
Ratio of earnings to fixed charges .........        1.13x        1.18x       1.19x        1.23x       1.26x        1.92x       2.23x

---------------

(a) Includes loans delinquent 31 days or more and excludes REO and previously delinquent loans subject to deferment and forbearance agreements entered into with borrowers if such loans are pursuant to the revised terms.

(b) Percentage based on annualized losses and average managed portfolio.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    The following financial review and analysis of the financial condition and results of operations for the nine months ended March 31, 2003 and 2002 and the fiscal years ended June 30, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document. See "Recent Developments."

General

    We are a diversified financial services organization operating predominantly in the eastern and central portions of the United States. We originate, sell and service business purpose loans and home equity loans through our principal direct and indirect subsidiaries. We also process and purchase home equity loans from other financial institutions through the Bank Alliance Services program.

    Our loans primarily consist of fixed interest rate loans secured by first or second mortgages on single family residences. Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Bala Cynwyd, Pennsylvania, a regional processing center in Roseland, New Jersey and several retail branch offices. In addition, we offer subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, our operations (including repurchases of delinquent assets from securitization trusts), investments in systems and technology and for general corporate purposes.

    Initially, we finance our loans under several secured and committed credit facilities. These credit facilities are generally revolving lines of credit, which we have with several financial institutions that enable us to borrow on a short-term basis against our loans. We then securitize or sell our loans to unrelated third parties on a whole loan basis to generate the cash to pay off these revolving credit facilities. We also have a committed mortgage conduit facility with a financial institution that enables us to sell our loans into an off-balance sheet facility. Additionally, we rely upon funds generated by the sale of subordinated debt and other borrowings to fund our operations and to repay our debt as it matures. At March 31, 2003, $710.2 million of subordinated debt was outstanding and revolving credit and conduit facilities totaling $576.2 million were available, of which $35.4 million was drawn upon on that date. We expect to continue to rely on the borrowings to fund our operations and to repay maturing subordinated debt. For a description of our credit facilities and subordinated debt see "-- Liquidity and Capital Resources." For a description of our securitization activity see "-- Off-Balance Sheet Arrangements."

     Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize or sell our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to continue to successfully implement our business strategy, our profitability may decrease, which could impair our ability to repay our subordinated debt."

    Local, state and federal legislatures, state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants, failing to adequately disclose the material terms of loans to the borrowers and abusive servicing and collections practices. As a result of initiatives such as these, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

    Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 11, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are allowed to charge, including prepayment fees, restricting the terms we are allowed to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may adopt these bills or amendments, we are currently evaluating the potential impact of these bills and amendments, if adopted, on our lending practices and results of operations.

    In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which will preclude us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we will be required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are currently evaluating the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New

Jersey, including alternative mortgage transactions. Although this New Jersey decision is subject to appeal and may not be final, we are currently evaluating its impact on our future lending activities in the state of New Jersey and results of operations.

    We are also subject, from time to time, to private litigation, including actual and purported class action suits. See Note 7 of the March 31, 2003 Consolidated Financial Statements for a description of one purported class action suit currently pending. We expect that, as a result of the publicity surrounding predatory lending practices and the recent New Jersey court decision regarding the Parity Act, we may be subject to other class action suits in the future. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our subordinated debt."

    Although we are licensed to originate loans in 44 states, our loan originations are concentrated in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in reduced profitability. See "Risk Factors -- An economic downturn or recession in the eastern half of the United States could result in reduced profitability, which would reduce the funds available to repay the subordinated debt."

Application of Critical Accounting Policies

    Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The accounting policies discussed below are considered by management to be critical to understanding our financial condition and results of operations. The application of these accounting policies requires significant judgment and assumptions by management, which are based upon historical experience and future expectations. The nature of our business and our accounting methods make our financial condition, changes in financial condition and results of operations highly dependent on management's estimates. The line items on our income statement and balance sheet impacted by management's estimates are described below.

    Revenue Recognition. Revenue recognition is highly dependent on the application of Statement of Financial Accounting Standards, referred to as SFAS in this document, No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and "gain-on-sale" accounting to our quarterly loan securitizations. Gains on sales of loans through securitizations for the nine months ended March 31, 2003 were 77.2% of total revenues. Securitization gains represent the difference between the net proceeds to us, including retained interests in the securitization, and the allocated cost of loans securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights we retain based upon their relative fair values. Estimates of the fair values of the interest-only strips and the servicing rights we retain are discussed below. We believe the accounting estimates related to gain on sale are critical accounting estimates because more than 80% in the first nine months of fiscal 2003 and 2002 of the securitization gains were based on estimates of the fair value of retained interests. The amount recognized as gain on sale for the retained interests we receive as proceeds in a securitization, in accordance with accounting principles generally accepted in the United States of America, is highly dependent on management's estimates.

    Interest-Only Strips. Interest-only strips, which represent the right to receive future cash flows from securitized loans, represented 62.7% of our total assets at March 31, 2003 and are carried at their fair values. Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on pools of loans sold through securitizations. We believe the accounting estimates used in determining the fair value of interest-only strips are critical accounting estimates because estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part, on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. The actual loan prepayment rate may be affected by a variety of economic and other factors, including prevailing interest rates, the availability of alternative financing to borrowers and the type of loan. We re-evaluate expected future cash flows from our interest-only strips on a quarterly basis. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on our estimate of residual cash flows and on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment. In accordance with the provisions of Emerging Issues Task Force guidance, referred to as EITF 99-20 in this document, changes in the fair value of interest-only strips that are deemed to be temporary changes are recorded through other comprehensive income, a component of stockholders' equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement which would adversely affect our income in the period of adjustment. See "-- Off-Balance Sheet Arrangements -- Securitizations" for more detail on the estimation of the fair value of interest-only strips and the sensitivities of these balances to changes in assumptions and the impact on our financial statements of changes in assumptions.

    Interest accretion income represents the yield component of cash flows received on interest-only strips. We use a prospective approach to estimate interest accretion. As previously discussed, we update estimates of residual cash flow from our securitizations on a quarterly basis. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, we recognize a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact our current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others.

    Servicing Rights. Servicing rights, which represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers, net of estimated compensation that would be required by a substitute servicer, represented 13.7% of our total assets at March 31, 2003. Servicing rights are carried at the lower of cost or fair value. The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. We believe the accounting estimates used in determining the fair value of servicing rights are critical accounting estimates because the projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions, made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment, which would adversely affect our income in the period of adjustment. See "-- Off-Balance Sheet Arrangements -- Securitizations" for more detail on the estimation of the fair value of servicing rights and the sensitivities of these balances to changes in assumptions and the impact on our financial statements of changes in assumptions.

    Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to, and over the period of, estimated future servicing income on that particular pool of loans. A review for impairment is performed on a quarterly basis by stratifying the serviced loans by loan type, which is considered to be the predominant risk characteristic. If our analysis indicates the carrying value of servicing rights is not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance or write down would be required. During the nine months ended March 31, 2003, our valuation analysis indicated that valuation adjustments of $4.5 million were required for impairment of servicing rights due to higher than expected prepayment experience. The write downs were recorded in the income statement in the second and third quarters of fiscal 2003. Impairment is measured as the excess of carrying value over fair value.

    Allowance for Loan and Lease Losses. The allowance for loan and lease losses is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization and for delinquent loans that have been repurchased from securitization trusts. The allowance is calculated based upon management's estimate of our ability to collect on outstanding loans and leases based upon a variety of factors, including, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance. If the actual collection of outstanding loans and leases is less than we anticipate, further write downs would be required which would reduce our net income in the period the write down was required.

    Development of Critical Accounting Estimates. On a quarterly basis, senior management reviews the estimates used in our critical accounting policies. As a group, senior management discusses the development and selection of the assumptions used to perform its estimates described above. Management has discussed the development and selection of the estimates used in our critical accounting policies as of March 31, 2003 with the Audit Committee of our Board of Directors. In addition, management has reviewed its disclosure of the estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations with the Audit Committee.

    Impact of Changes in Critical Accounting Estimates. For a description of the impacts of changes in critical accounting estimates in the nine months ended March 31, 2003, see "-- Off-Balance Sheet Arrangements -- Securitizations."

    Initial Adoption of Accounting Policies. In conjunction with the relocation of our corporate headquarters to new leased office space, we have entered into a lease agreement and are in the process of finalizing certain governmental grant agreements that will provide us with reimbursement for certain expenditures related to our office relocation. The reimbursable expenditures include both capitalizable items for leasehold improvements, furniture and equipment and expense items such as legal costs, moving costs and employee communication programs. Amounts reimbursed to us in accordance with our lease agreement will be initially recorded as a liability on our balance sheet and will be recognized in the income statement on a straight-line basis over the term of the lease as a reduction of rent expense. Amounts received from government grants will be initially recorded as a liability. Grant funds received to offset expenditures for capitalizable items will be reclassified as a reduction of the related fixed asset and amortized to income over the depreciation period of the related asset as an offset to depreciation expense. Amounts received to offset expense items will be recognized in the income statement as an offset to the expense item.

    Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, in fiscal 2002 we entered into a derivative financial instrument contract, which we have not designated as an accounting hedge and therefore is accounted for as a trading asset or liability. This contract was designed to reduce our exposure to changes in the fair value of certain interest-only strips due to changes in the one-month London Inter-Bank Offered Rate, referred to in this document as LIBOR. The structure of certain securitization trusts includes a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure we have entered into an interest rate swap agreement to lock in a fixed interest rate on our third quarter fiscal 2002 securitization's variable rate tranche. The swap agreement requires a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the LIBOR paid on the certificates. The fair value of this swap agreement is based on estimated market values for the sale of the contract provided by a third party. As of March 31, 2003 the unrealized change in the fair value of this derivative financial instrument was a decrease of $0.7 million and an additional $0.8 million in net cash settlements were paid on the contract during the nine months ended March 31, 2003. Our interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips are recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income. See "-- Interest Rate Risk Management -- Strategies for use of derivative financial instruments" for further details of this interest rate swap agreement.

Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years.

    Discount rates. During fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips, of which $11.2 million was due to a change in the discount rate used to value our interest-only strips. At June 30, 2000, we increased the discount rate applicable to the residual portion of our interest-only strips from 11% to 13%. No changes were made in the discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips. The change in the discount rate was considered to be an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that led to this other than temporary decline in fair value of our interest-only strips included:

        o Sustained increase in market interest rates through the fourth quarter of fiscal 2000;

        o Increases in the all-in cost of our mortgage loan trust investor certificates from September 1998 through June 2000;

        o Increases in the cost of funding our interest-only strips, particularly the interest rate paid on subordinated debt; and

        o Events and conditions in the mortgage lending industry and the actions by others in that industry.

    Prepayment rates. During the nine-month period ended October 1998, the percentage of home equity loans that we originated containing prepayment fees increased from less than 50% of loans originated to over 85%, a percentage which has been maintained since that time. Due to this increase in the volume of loans originated with prepayment fees, we had reduced the initial annual prepayment rate assumption on business loans and lengthened the initial assumptions used for the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization through the 2000-1 mortgage loan securitization and to 24 months beginning with the 2000-2 mortgage loan securitization. Our experience indicated that when a loan has a prepayment fee provision, fewer borrowers will prepay, and those prepaying will do so more slowly. Our actual cumulative prepayment experience through March 31, 2000 demonstrated that only 25% of home equity loans having prepayment fees were actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees were prepaid. This cumulative historical performance demonstrates that it was nearly twice as likely that a loan without a prepayment fee would be prepaid. The effect of these changes in prepayment rate assumptions increased the gains on securitizations for fiscal 2000.

    In the third quarter of fiscal 2001, we evaluated our accumulated experience with pools of loans that had a high percentage of loans with prepayment fees. We had begun using a static pool analysis of prepayments, whereby we analyzed historical prepayments by period, to determine average prepayments expected by period. For business purpose loans, we found that prepayments for the first year are generally lower than we had anticipated, peak at a higher rate than previously anticipated by month 24 and decline by month 40. Home equity loan prepayments generally ramped faster in the first year than we had anticipated but leveled more slowly over 30 months and to a lower final rate than we had been using previously. We utilized this information to modify our loan prepayment rates and ramp periods to better reflect the amount and timing of expected prepayments. The effect of these changes implemented in the third quarter of fiscal 2001 was a net reduction in the value of our interest-only strips of $3.1 million or less than 1% and an insignificant net impact on securitization gains for fiscal 2001. The effect on the interest-only strips of this change in assumptions was recorded through an adjustment to comprehensive income in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

    Credit loss rates. In fiscal 2000, the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization were increased as a result of an increase in the percentage of second mortgage loans originated and our concerns regarding high levels of real estate values. The average percentage of first mortgage loans securitized had declined approximately 10% from the fiscal 1999 securitizations to the fiscal 2000 securitizations. High real estate values also affected our loss assumptions because in the event of an economic downturn, the loan-to-value ratios of the loans could be understated. Both of these factors increased the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure were required. Although our percentage of first mortgages has subsequently increased, we believe real estate values may limit our ability to maintain the credit loss experience realized in prior securitizations. The effect of these changes in credit loss assumptions reduced the gains on securitizations in fiscal 2000 by approximately $1.7 million.

    For a description of the impacts of changes in critical accounting estimates in fiscal 2002 and for the nine months ended March 31, 2003, see "-- Off-Balance Sheet Arrangements -- Securitizations."

Off-Balance Sheet Arrangements

    We use off-balance sheet arrangements extensively in our business activities. The types of off-balance sheet arrangements we use include special purpose entities for the securitization of loans, obligations we incur as the servicer of securitized loans and other contractual obligations such as operating leases for corporate office space. See "-- Liquidity and Capital Resources" for additional information regarding our off-balance sheet contractual obligations.

    Special purpose entities and off-balance sheet facilities are used in our mortgage loan securitizations. Asset securitizations are one of the most common off-balance sheet arrangements in which a company transfers assets off of its balance sheet by selling them to a special purpose entity. We sell our loans into off-balance sheet facilities to generate the cash to pay off revolving credit facilities and to generate revenue through securitization gains. The special purpose entities described below meet our objectives for mortgage loan securitization structures and comply with accounting principles generally accepted in the United States of America.

    Our securitizations involve a two-step transfer that qualifies for sale accounting under SFAS No. 140. First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the special purpose entity sells the loans to a qualified special purpose entity, which we refer to as the trust. The trust is a distinct legal entity, independent from us. By transferring title of the loans to the trust, we isolate those assets from our assets. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans we have sold. Cash from the sale of certificates to third party investors is returned to us in exchange for our loan receivables and we use this cash, in part, to repay any borrowings under warehouse and credit facilities. The off-balance sheet trusts' activities are restricted to holding title to the loan collateral, issuing certificates to investors and distributing loan payments to the investors and us in accordance with the relevant agreement.

    In each securitization, we also retain the right to service the loans. We have no additional obligations to the off-balance sheet facilities other than those required as servicer of the loans and for breach of covenants or warranty obligations. We are not required to make any additional investments in the trusts. Under current accounting rules, the trusts do not qualify for consolidation in our financial statements. The trusts carry the loan collateral as assets and the certificates issued to investors as liabilities. Residual cash from the loans after required principal and interest payments are made to the investors and after payment of certain fees and expenses provides us with cash flows from our interest-only strips. We expect that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt and our operating cash needs.

    We retain the rights to service the loans we sell through securitizations. As the servicer of securitized loans, we are obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advance from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make on a mortgage loan from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

    At March 31, 2003 and June 30, 2002, the mortgage securitization trusts held loans with an aggregate principal balance due of $3.4 billion and $2.9 billion as assets and owed $3.2 billion and $2.8 billion to third party investors, respectively. Revenues from the sale of loans to securitization trusts were $170.4 million, or 77.2% of total revenues for the nine months ended March 31, 2003 and $129.1 million, or 73.3% of total revenues for the nine months ended March 31, 2002. These amounts are net of $5.1 million of expenses for underwriting fees, legal fees and other expenses associated with securitization transactions during the periods. We have interest-only strips and servicing rights with fair values of $609.9 million and $132.9 million, respectively at March 31, 2003, which represent 76.3% of our total assets. Cash flows received from interest-only strips and servicing rights were $140.1 million for the nine months ended March 31, 2003 and $136.0 million for the year ended June 30, 2002. These amounts are included in our operating cash flows.

    We also use special purpose entities in our sales of loans to a $300 million off-balance sheet mortgage conduit facility. Sales into the off-balance sheet facility involve a two-step transfer that qualifies for sale accounting under SFAS No. 140, similar to the process described above. This facility has a revolving feature and can be directed by the third party sponsor to dispose of the loans. Typically, the loans are disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold. Under this off-balance sheet facility arrangement, the loans have been isolated from us and our subsidiaries and as a result, transfers to the facility are treated as sales for financial reporting purposes. When loans are sold to this facility, we assess the likelihood that the sponsor will transfer the loans into a term securitization. As the sponsor has typically transferred the loans to a term securitization in the past, the amount of gain on sale we have recognized for loans sold to this facility is estimated based on the terms we would obtain in a term securitization rather than the terms of this facility. At March 31, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $29.4 million as assets and owed $29.5 million to third parties.

Securitizations

    In our mortgage loan securitizations, pools of mortgage loans are sold to a trust. The trust then issues certificates or notes, which we refer to as certificates in this document, to third-party investors, representing the right to receive a pass-through interest rate and principal collected on the mortgage loans each month. These certificates, which are senior in right to our interest-only strips in the trusts, are sold in public or private offerings. The difference between the weighted-average interest rate that is charged to borrowers on the fixed interest rate pools of mortgage loans and the weighted-average pass-through interest rate paid to investors is referred to as the interest rate spread. The interest rate spread after payment of certain fees and expenses and subject to certain conditions is distributed from the trust to us and is the basis of the value of our interest-only strips. In addition, when we securitize our loans we retain the right to service the loans for a fee, which is the basis for our servicing rights. Servicing includes processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned, referred to as REO, and performance of investor accounting and reporting processes.

    Since fiscal 2000, declines in securitization pass-through interest rates resulted in interest rate spreads improving by approximately 235 basis points at March 31, 2003 compared to the fourth quarter of fiscal 2000. Increased interest rate spreads resulted in increases in the residual cash flow we expect to receive on securitized loans, the amount we received at the closing of a securitization from the sale of notional bonds or premiums on investor certificates and corresponding increases in the gains we recognized on the sale of loans in a securitization. No assurances can be made that market interest rates will remain at current levels. However, in a rising interest rate environment we would expect our ability to originate loans at interest rates that will maintain our current level of securitization gain profitability to become more difficult than during a stable or falling interest rate environment. This situation occurred during the period from our September 1998 mortgage loan securitization through our June 2000 mortgage loan securitization when the pass-through interest rates on the asset-backed securities issued in our securitizations had increased by approximately 155 basis points. During the same period, the average interest rate on our loans securitized increased by only 71 basis points. We would seek to address the challenge presented by a rising interest rate environment by carefully monitoring our product pricing, the actions of our competition, market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible. See "-- Strategies for Use of Derivative Financial Instruments" for a discussion of our hedging strategies.

    A rising interest rate environment could also unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor interest rate spread requirements in pricing future securitizations as described above, increasing the levels of overcollateralization required in future securitizations, limiting our access to borrowings in the capital markets, increasing the cost of such borrowings and limiting our ability to sell our subordinated debt securities at favorable interest rates. These effects may be offset to some degree by the positive effect of a decline in prepayment activity that we would expect in a rising interest rate environment. See "-- Liquidity and Capital Resources" for a discussion of both long and short-term liquidity.

    Conversely, a declining interest rate environment could unfavorably impact the valuation of our interest-only strips. In a declining interest rate environment the level of mortgage refinancing activity tends to increase, which could result in an increase in loan prepayment experience and may require increases in assumptions for prepayments for future periods.

    After a two-year period during which management's estimates required no valuation adjustments to our interest-only strips and servicing rights, declining interest rates and high prepayment rates over the last six quarters have required revisions to management's estimates of the value of these retained interests. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, we increased the prepayment rate assumptions used to value our securitization assets, thereby decreasing the fair value of these assets. However, because our prepayment rates as well as those throughout the mortgage industry continued to remain at higher than expected levels due to continuous declines in interest rates during this period to 40-year lows, our prepayment experience exceeded even our revised assumptions. As a result, over the last six quarters we have recorded cumulative write downs to our interest-only strips in the aggregate amount of $89.5 million and an adjustment to the value of servicing rights of $4.5 million, for total adjustments of $94.0 million, mainly due to our higher than expected prepayment experience. Of this amount, $55.3 million was expensed through the income statement and $38.7 million resulted in a write down through other comprehensive income, a component of stockholders' equity.

    During the first nine months of fiscal 2003, write downs of $50.0 million were recorded on our securitization assets, including $45.5 million on interest-only strips and $4.5 million on servicing rights. Within the $50.0 million write down was a charge of $58.3 million mainly due to increases in prepayment experience, offset by $8.3 million of favorable fair value adjustments in the second quarter.

    The long duration of historically low interest rates has given borrowers an extended opportunity to engage in mortgage refinancing activities which resulted in elevated prepayment experience. The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels in future fiscal periods difficult. We had assumed that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Consistent with this view, we had utilized derivative financial instruments to manage interest rate risk exposure on our loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. Based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of our quarterly revaluation of our interest-only strips and servicing rights, and our own prepayment experience, we believe prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. The Mortgage Bankers Association of America has forecast as of April 8, 2003 that mortgage refinancings as a percentage share of total mortgage originations will decline from 71% in the first quarter to 33% in the fourth quarter of calendar 2003. The Mortgage Bankers Association of America has also projected in its April 2003 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase over the next three quarters. As a result of our analysis of these factors, we have increased our prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to our historical levels. However, we cannot predict with certainty what our prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets.

    The following tables detail the pre-tax write downs of the securitization assets by quarter and detail the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" as it relates to servicing rights (in thousands):

Fiscal Year 2003:

                                                                                               Income                  Other
                                                                        Total                Statement             Comprehensive
                        Quarter Ended                                Write down                Impact              Income Impact
-------------------------------------------------------------    -------------------     -------------------    -------------------
September 30, 2002...........................................    $            16,739    $             12,078   $              4,661
December 31, 2002............................................                 16,346                  10,568                  5,778
March 31, 2003...............................................                 16,877                  10,657                  6,220
                                                                 -------------------     -------------------    -------------------
Total Fiscal 2003............................................    $            49,962    $             33,303   $             16,659
                                                                 ===================     ===================    ===================


Fiscal Year 2002:

                                                                                               Income                  Other
                                                                        Total                Statement             Comprehensive
                        Quarter Ended                                Write down                Impact              Income Impact
-------------------------------------------------------------    -------------------     -------------------    -------------------
December 31, 2001............................................    $            11,322    $              4,462   $              6,860
March 31, 2002...............................................                 15,513                   8,691                  6,822
June 30, 2002................................................                 17,244                   8,900                  8,344
                                                                 -------------------     -------------------    -------------------
Total Fiscal 2002............................................    $            44,079    $             22,053   $             22,026
                                                                 ===================     ===================    ===================


Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

    The following table summarizes the volume of loan securitizations and whole loan sales for the nine months ended March 31, 2003 and 2002 and fiscal years ended June 30, 2002, 2001 and 2000 (dollars in thousands):

                                                  Nine Months Ended March 31,                   Year Ended June 30,
                                                -------------------------------    ------------------------------------------------
                                                    2003              2002             2002              2001             2000
                                                -------------     -------------    -------------     -------------    -------------
Securitizations:
 Business loans ............................   $       93,267    $       93,709   $      129,074    $      109,892   $      104,503
 Home equity loans .........................        1,083,676           879,434        1,222,061           992,174          887,936
 Equipment leases ..........................               --                --               --                --            9,263
                                                -------------     -------------    -------------     -------------    -------------
 Total .....................................   $    1,176,943    $      973,143   $    1,351,135    $    1,102,066   $    1,001,702
                                                =============     =============    =============     =============    =============
 Gain on sale of loans and leases through
   securitization ..........................   $      170,394    $      129,139   $      185,580    $      128,978   $       90,380
 Securitization gains as a percentage of
   total revenue ...........................             77.2%             73.3%            74.9%             70.4%            69.2%
 Whole loan sales ..........................   $        2,239    $       55,943   $       57,679    $       76,333   $      102,670
 Premiums on whole loan sales ..............   $           29    $        2,374   $        2,447    $        2,743   $        1,735


    Our quarterly revenues and net income may fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The strategy of selling loans through securitizations requires building an inventory of loans over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a securitization is closed, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If securitizations do not close when expected, we could experience a material adverse effect on our results of operations for a quarter. See "-- Liquidity and Capital Resources" for a discussion of the impact of securitizations on our cash flow.

    Several factors affect our ability to complete securitizations on a profitable basis. These factors include conditions in the securities markets, such as fluctuations in interest rates described below, conditions in the asset-backed securities markets relating to the loans we originate, credit quality of the managed portfolio of loans or potential changes to the legal and accounting principles underlying securitization transactions. Any substantial reduction in the size or availability of the securitization market for loans could have a material adverse effect on our results of operations and financial condition.

    Interest-Only Strips. As the holder of the interest-only strips, we are entitled to receive excess (or residual) cash flows and cash flows from overcollateralization. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. In most of our securitizations, surety fees are paid to an unrelated insurance entity to provide protection for the trust investors.

    Generally, all residual cash flows are initially retained by the trust to establish required overcollateralization levels in the trust.
Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over the aggregate principal balance of investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

    The overcollateralization requirements for a mortgage loan securitization are different for each securitization and include:

        (1) The initial requirement, if any, which is a percentage of the original unpaid principal balance of loans securitized and is paid in cash at the time of sale;

        (2) The final target, which is a percentage of the original unpaid principal balance of loans securitized and is funded from the monthly excess cash flow. Specific securitizations contain provisions requiring an increase above the final target overcollateralization levels during periods in which delinquencies exceed specified limits. The overcollateralization levels return to the target levels when delinquencies fall below the specified limits; and

        (3) The stepdown requirement, which is a percentage of the remaining unpaid principal balance of securitized loans. During the stepdown period, the overcollateralization amount is gradually reduced through cash payments to us until the overcollateralization balance declines to a specific floor. The stepdown period generally begins at the later of 30 to 36 months after the initial securitization of the loans or when the remaining balance of securitized loans is less than 50% of the original balance of securitized loans.

    The fair value of our interest-only strips is a combination of the fair values of our residual cash flows and our overcollateralization cash flows. At March 31, 2003, investments in interest-only strips totaled $609.9 million, including the fair value of overcollateralization related cash flows of $290.6 million.

    Trigger Management. Repurchasing delinquent loans from securitization trusts benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from our interest-only strips until the delinquency or loss triggers are no longer exceeded. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. The related allowance for loan losses on these repurchased loans is included in our provision for credit losses in the period of repurchase. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 140, which was adopted on a prospective basis in the fourth quarter of fiscal 2001, or other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited by contract.

    At March 31, 2003, three of our 25 mortgage securitization trusts were under a triggering event, a decrease from seven at December 31, 2002. See "Mortgage Loan Securitization Trust Information" for details of trusts under triggering events. As a result, these three trusts are retaining all or a portion of the cash flow that would normally be available to us had delinquencies or losses not exceeded specified limits in these trusts. We have a plan to manage the repurchase of delinquent loans in order to more effectively limit delinquencies and losses in the trusts and recover the cash flow held in trusts where triggers have been exceeded, as well as to avoid exceeding trigger limits in the other securitization trusts. The goal of this plan is to maximize net cash receipts by eliminating reductions or discontinuations of cash flow from our interest-only strips. For the nine months ended March 31, 2003, we repurchased delinquent loans with an aggregate unpaid principal balance of $42.5 million from securitization trusts primarily for trigger management. We expect that the three trusts currently exceeding triggers will again be below trigger limits within the next two months. During that period, we anticipate that overcollateralization requirements for these trusts will be satisfied, $4.4 million of excess overcollateralization now held by the three trusts will be paid to us and cash flow from the related interest-only strips will resume at normal levels. If, however, delinquencies increase and we cannot cure the delinquency or liquidate the loans in the mortgage securitization trusts without exceeding loss triggers, the levels of repurchases required to manage triggers may increase. Our ability to continue to manage triggers in our securitization trusts in the future is affected by our availability of cash from operations or through the sale of subordinated debt to fund these repurchases. Additionally, our repurchase activity increases prepayments which may result in unfavorable prepayment experience. See "-- Securitizations" for more detail of the effect prepayments have on our financial statements. Also see "Managed Portfolio Quality -- Delinquent Loans and Leases" for further discussion of the impact of delinquencies.

    The following table summarizes the principal balances of loans and REO we have repurchased from the mortgage loan securitization trusts for the nine months ended March 31, 2003 and fiscal years 2002, 2001 and 2000. We received $27.4 million of proceeds from the liquidation of repurchased loans and REO for the nine months ended March 31, 2003 and $19.2 million, $10.9 million and $2.9 million for the fiscal years 2002, 2001 and 2000, respectively. We had repurchased loans and REO remaining on our balance sheet in the amounts of $11.4 million, $9.4 million, $4.8 million and $4.4 million at March 31, 2003 and June 30, 2002, 2001 and 2000, respectively. All loans and REO were repurchased at the contractual outstanding balances at the time of repurchase and are carried at the lower of their cost basis or fair value. Because the contractual outstanding balance is typically greater than the fair value, the Company generally incurs a loss on these repurchases. Mortgage loan securitization trusts are listed only if repurchases have occurred.

                               Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts
                                                           (dollars in thousands)

                                   2001-3    2001-1    2000-4    2000-3    2000-2    2000-1    1999-4    1999-3    1999-2    1999-1
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Nine months ended March 31,
  2003:
 Business loans ...............    $  349    $  267    $  223    $  145    $1,086    $1,410    $2,371    $1,963    $1,807    $1,200
 Home equity loans ............       853     2,236       276       839     1,453     3,170     4,224     3,574     2,336     4,272
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.......................    $1,202    $2,503    $  499    $  984    $2,539    $4,580    $6,595    $5,537    $4,143    $5,472
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized ..................      0.40%     0.91%     0.18%     0.66%     0.84%     1.93%     2.97%     2.49%     1.88%     2.96%
 Number of loans repurchased ..        11        27         6        11        26        42        79        79        47        58

Year ended June 30, 2002:
 Business loans ...............    $   --    $   --    $   --    $   --    $   --    $   --    $  194    $1,006    $  341    $  438
 Home equity loans ............        --        --        --        --        --        84       944     3,249     2,688     2,419
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.......................    $   --    $   --    $   --    $   --    $   --    $   84    $1,138    $4,255    $3,029    $2,857
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized ..................        --        --        --        --        --      0.04%     0.51%     1.92%     1.38%     1.54%
 Number of loans repurchased ..        --        --        --        --        --         2        18        47        31        33

Year ended June 30, 2001:
 Business loans ...............    $   --    $   --    $   --    $   --    $   --    $   --    $   --    $   --    $   --    $   --
 Home equity loans ............        --        --        --        88       330        --        --        --        --        --
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.......................    $   --    $   --    $   --    $   88    $  330    $   --    $   --    $   --    $   --    $   --
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized ..................        --        --        --      0.06%     0.11%       --        --        --        --        --
 Number of loans repurchased ..        --        --        --         1         2        --        --        --        --        --

Year ended June 30, 2000:
 Business loans ...............    $   --    $   --    $   --    $   --    $   --    $   --    $   --    $  101    $   --    $   --
 Home equity loans ............        --        --        --        --        --       167        --        --        --        --
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.......................    $   --    $   --    $   --    $   --    $   --    $  167    $   --    $  101    $   --    $   --
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized .................         --        --        --        --        --      0.07%       --      0.05%       --        --
 Number of loans repurchased ..        --        --        --        --        --         3        --         1        --        --

                        Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts (continued)
                                                       (dollars in thousands)

                                             1998-4    1998-3    1998-2    1998-1    1997-2    1997-1    1996-2    1996-1     Total
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
Nine months ended March 31, 2003:
 Business loans .........................    $   --    $1,455    $  206    $  147    $   --    $  714    $  313    $  138   $13,794
 Home equity loans ......................       549     2,828     1,205       381        --       157       355        --    28,708
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.................................    $  549    $4,283    $1,411    $  528    $   --    $  871    $  668    $  138   $42,502
                                             ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized ............................      0.69%     2.14%     1.18%     0.50%       --      1.16%     1.67%     0.63%
 Number of loans repurchased ............         6        53        20         8        --        12        12         1       498

Year ended June 30, 2002:
 Business loans .........................    $  632    $  260    $  516    $1,266    $1,729    $  183    $   --    $  104    $6,669
 Home equity loans ......................     4,649     5,575     1,548     1,770       223       239        60       123    23,571
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.................................    $5,281    $5,835    $2,064    $3,036    $1,952    $  422    $   60    $  227   $30,240
                                             ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized ............................      6.60%     2.92%     1.72%     2.89%     1.95%     0.56%     0.15%     1.03%
 Number of loans repurchased ............        58        61        24        37        18         8         1         3       341

Year ended June 30, 2001:
 Business loans .........................    $  173    $  803    $  215    $  428    $2,252    $   --    $  380    $  250    $4,501
 Home equity loans ......................     1,310     3,886     1,284     1,686     1,764        --        92       109    10,549
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.................................    $1,483    $4,689    $1,499    $2,114    $4,016    $   --    $  472    $  359   $15,050
                                             ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized ............................      1.85%     2.34%     1.25%     2.01%     4.02%       --      1.18%     1.63%
 Number of loans repurchased ............        10        48        13        31        37        --         8         4       154

Year ended June 30, 2000:
 Business loans .........................    $   --    $   --    $  827    $   --    $  153    $2,441    $  337    $  259    $4,118
 Home equity loans ......................       363       106     2,588       165        84     1,123       114        --     4,710
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
   Total.................................    $  363    $  106    $3,415    $  165    $  237    $3,564    $  451    $  259    $8,828
                                             ======    ======    ======    ======    ======    ======    ======    ======    ======
% of Original Balance of Loans
 Securitized  ...........................      0.45%     0.05%     2.85%     0.16%     0.24%     4.75%     1.13%     1.18%
 Number of loans repurchased ............         3         1        24         1         6        35         6         1        81

    SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 requires that we record an obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase the loans, whether or not we actually repurchase them. For securitization trusts 2001-2 and forward, to which this rule applies, we have the contractual right to repurchase a limited amount of loans greater than 180 days past due. In accordance with the provisions of SFAS No. 140, we have recorded on our March 31, 2003 balance sheet a liability of $25.0 million for the repurchase of loans subject to these removal of accounts provisions. A corresponding asset for the loans, at the lower of their cost basis or fair value, has also been recorded.

Mortgage Loan Securitization Trust Information. The following tables provide information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.

                                    Summary of Selected Mortgage Loan Securitization Trust Information
                                                  Current Balances as of March 31, 2003
                                                          (dollars in millions)

                                   2003-1    2002-4    2002-3    2002-2    2002-1    2001-4    2001-3    2001-2    2001-1    2000-4
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Original balance of loans
  securitized:
 Business loans ...............    $   33    $   30    $   34    $   34    $   32    $   29    $   31    $   35    $   29    $   27
 Home equity loans ............       417       350       336       346       288       287       269       320       246       248
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
 Total ........................    $  450    $  380    $  370    $  380    $  320    $  316    $  300    $  355    $  275    $  275
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
Current balance of loans
  securitized:
 Business loans ...............    $   33    $   29    $   32    $   32    $   28    $   24    $   23    $   27    $   21    $   17
 Home equity loans ............       416       343       311       296       220       189       158       169       117       103
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
 Total ........................    $  449    $  372    $  343    $  328    $  248    $  213    $  181    $  196    $  138    $  120
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
Weighted-average interest rate
  on loans securitized:
 Business loans ...............     15.85%    16.01%    15.91%    16.01%    15.84%    15.81%    15.94%    15.94%    16.05%    16.07%
 Home equity loans ............      9.78%    10.55%    10.87%    10.94%    10.84%    10.71%    11.10%    11.23%    11.43%    11.61%
 Total ........................     10.23%    10.98%    11.35%    11.42%    11.42%    11.29%    11.72%    11.88%    12.13%    12.23%
Percentage of first mortgage
  loans........................        86%       85%       86%       85%       90%       89%       88%       89%       89%       85%
Weighted-average loan-to-value.        77%       77%       77%       77%       76%       77%       76%       76%       75%       76%
Weighted-average remaining
  term (months) on loans
  securitized..................       270       262       257       245       238       237       227       225       222       212
Original balance of Trust
  Certificates.................    $  450    $  376    $  370    $  380    $  320    $  322    $  306    $  355    $  275    $  275
Current balance of Trust
  Certificates.................    $  449    $  364    $  336    $  317    $  234    $  201    $  169    $  180    $  126    $  108
Weighted-average pass-through
  interest rate to Trust
  Certificate holders(a).......      4.69%     5.82%     6.79%     7.25%     6.11%     5.35%     5.72%     7.92%     7.52%     7.05%
Highest Trust Certificate
  pass-through interest rate...      3.78%     8.61%     6.86%     7.39%     6.51%     5.35%     6.14%     6.99%     6.28%     7.05%
Overcollateralization
  requirements:
Required percentages:
 Initial ......................        --      1.00%       --        --        --        --        --        --        --        --
 Final target .................      5.50%     5.75%     3.50%     3.50%     4.50%     4.25%     4.00%     4.40%     4.10%     4.50%
 Stepdown
  overcollateralization........     11.00%    11.50%     7.00%     7.00%     9.00%     8.50%     8.00%     8.80%     8.20%     9.00%
Required dollar amounts:
 Initial ......................        --    $    4        --        --        --        --        --        --        --        --
 Final target .................    $   25    $   22    $   13    $   13    $   14    $   13    $   12    $   16    $   11    $   12
Current status:
 Overcollateralization amount .        --    $    8    $    7    $   10    $   14    $   11    $   12    $   16    $   12    $   12
 Final target reached or
  anticipated date to reach....    9/2004    3/2004   10/2003    8/2003       Yes    7/2003       Yes       Yes       Yes(c)    Yes
 Stepdown reached or
  anticipated date to reach....   10/2006    7/2006    1/2006    8/2005    1/2005    7/2004    4/2004    1/2004   10/2003    1/2004
Annual surety wrap fee.........      0.20%      (b)       (b)       (b)      0.21%     0.20%     0.20%     0.20%     0.20%     0.21%
Servicing rights:
 Original balance .............    $   16    $   14    $   13    $   15    $   13    $   13    $   12    $   15    $   11    $   14
 Current balance ..............    $   16    $   14    $   12    $   13    $   10    $    8    $    7    $    8    $    6    $    6

---------------

(a) Rates for securitizations 2001-1 and forward include rates on notional bonds, or the impact of premiums received on trust certificates, included in securitization structure. The sale of notional bonds allows us to receive more cash at the closing of a securitization. See "-- Nine Months Ended March 31, 2003 Compared to Nine Months Ended March 31, 2002 -- Gain on Sale of Loans" for further description of the notional bonds.

(b) Credit enhancement was provided through a senior / subordinate certificate structure.

(c) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We expect normal residual cash flow to resume within two months. See "-- Trigger Management" for further detail.

                          Summary of Selected Mortgage Loan Securitization Trust Information (Continued)
                                               Current Balances as of March 31, 2003
                                                       (dollars in millions)

                                   2000-3    2000-2    2000-1    1999-4    1999-3    1999-2    1999-1   1998(a)    1997(a)   1996(a)
                                   ------    ------    ------    ------    ------    ------    ------   ------     ------    ------
Original balance of loans
  securitized:
 Business loans ...............    $   16    $   28    $   25    $   25    $   28    $   30    $   16    $   57    $   45    $   29
 Home equity loans ............       134       275       212       197       194       190       169       448       130        33
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
 Total ........................    $  150    $  303    $  237    $  222    $  222    $  220    $  185    $  505    $  175    $   62
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
Current balance of loans
  securitized:
 Business loans ...............    $    9    $   16    $   13    $   12    $   11    $   12    $    6    $   15    $   11    $    5
 Home equity loans ............        55       110        80        78        74        79        60       124        23         5
                                   ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
 Total ........................    $   64    $  126    $   93    $   90    $   85    $   91    $   66    $  139    $   34    $   10
                                   ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
Weighted-average interest rate
  on loans securitized:
 Business loans ...............     16.06%    16.06%    16.02%    16.06%    15.79%    15.68%    15.96%    15.95%    15.91%    15.89%
 Home equity loans ............     11.43%    11.42%    11.36%    11.06%    10.84%    10.44%    10.65%    10.78%    11.54%    11.00%
 Total ........................     12.07%    12.02%    12.00%    11.73%    11.50%    11.15%    11.14%    11.35%    12.89%    13.66%
Percentage of first mortgage
  loans........................        88%       81%       81%       85%       86%       89%       92%       90%       76%       74%
Weighted-average loan-to-value.        77%       77%       77%       76%       77%       76%       77%       77%       74%       66%
Weighted-average remaining
  term (months) on loans
  securitized..................       210       219       208       204       207       216       210       195       153       112
Original balance of Trust
  Certificates.................    $  150    $  300    $  235    $  220    $  219    $  219    $  184    $  498    $  171    $   61
Current balance of Trust
  Certificates.................    $   56    $  108    $   82    $   78    $   76    $   80    $   60    $  125    $   29    $    7
Weighted-average pass-through
  interest rate to Trust
  Certificate holders..........      7.61%     7.07%     7.11%     6.86%     6.77%     6.61%     6.56%     6.29%     7.17%     7.68%
Highest Trust Certificate
  pass-through interest rate...      7.61%     8.04%     7.93%     7.68%     7.49%     7.13%     6.58%     6.86%     7.53%     7.95%
Overcollateralization
  requirements:
Required percentages:
 Initial ......................        --      0.90%     0.75%     1.00%     1.00%     0.50%     0.50%     1.50%     2.43%     1.94%
 Final target .................      4.75%     5.95%     5.95%     5.50%     5.00%     5.00%     5.00%     5.10%     7.43%     8.94%
 Stepdown
  overcollateralization........      9.50%    11.90%    11.90%    11.00%    10.00%    10.00%    10.00%    10.21%    14.86%    12.90%
Required dollar amounts:
 Initial ......................        --    $    3    $    2    $    2    $    2    $    1    $    1    $    7    $    4    $    1
 Final target .................    $    7    $   18    $   14    $   12    $   11    $   11    $    9    $   26    $   13    $    6
Current status:
 Overcollateralization amount .    $    7    $   18    $   11    $   12    $    9    $   11    $    6    $   14    $    5    $    3
 Final target reached or
  anticipated date to reach....       Yes       Yes       Yes       Yes       Yes       Yes       Yes       Yes       Yes       Yes
 Stepdown reached or
  anticipated date to reach....   10/2003    7/2003       Yes       Yes(b)    Yes       Yes(b)    Yes       Yes       Yes       Yes
Annual surety wrap fee.........      0.21%     0.21%     0.19%     0.21%     0.21%     0.19%     0.19%     0.22%     0.26%     0.18%
Servicing rights:
 Original balance .............    $    7    $   14    $   10    $   10    $   10    $   10    $    8    $   18    $    7    $    4
 Current balance ..............    $    3    $    5    $    4    $    3    $    3    $    3    $    2    $    5    $    1    $    1

---------------

(a) Amounts represent combined balances and weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.

(b) Although stepdown date has been reached, these trusts are temporarily ineligible to reduce excess overcollateralization levels due to their exceeding delinquency or loss limits. We expect normal cash flow from overcollateralization to resume within two months. See "-- Trigger Management" for further detail.

    Discounted Cash Flow Analysis. The estimation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, prepayment rates and credit loss rates on the pool of loans. These assumptions are monitored against actual experience and other economic and market conditions and are changed if deemed appropriate. Our methodology for determining the discount rates, prepayment rates and credit loss rates used to calculate the fair value of our interest-only strips is described below.

    Discount rates. We use discount rates, which we believe are commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conforming mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance.

    In determining the discount rate applied to residual cash flows, we believe that the practice of many companies in the non-conforming mortgage industry has been to add an interest rate spread for risk to the all-in cost of securitizations to determine their discount rates. The all-in cost of the securitization trusts' investor certificates includes the highest trust certificate pass-through interest rate in each mortgage securitization, trustee fees, and surety fees. Trustee fees and surety fees, where applicable, generally range from 19 to 22 basis points combined. From industry experience comparisons, we have determined an interest rate spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates. The 13% discount rate that we apply to our residual cash flow portion of our interest-only strips compared to rates used by others in the industry reflects our historically higher asset quality and performance of our securitized assets compared to industry asset quality and performance and the other characteristics of our securitized loans described below:

        o Underlying loan collateral with fixed interest rates, which are higher than others in the non-conforming mortgage industry. Average interest rate of securitized loans exceeds the industry average by 100 basis points or more. All of the securitized loans have fixed interest rates, which are more predictable than adjustable rate loans.

        o Approximately 90% to 95% of securitized business purpose loans have prepayment fees. Approximately 85% to 90% of securitized home equity loans have prepayment fees. Our historical experience indicates that prepayment fees lengthen the prepayment ramp periods and slow annual prepayment speeds, which have the effect of increasing the life of the securitized loans.

        o A portfolio mix of first and second mortgage loans of 80-85% and 15-20%, respectively. Historically, the high proportion of first mortgages has resulted in lower delinquencies and losses.

        o A portfolio credit grade mix comprised of 60% A credits, 23% B credits, 14% C credits, and 3% D credits. In addition, our historical loss experience is below what is experienced by others in the non-conforming mortgage industry.

    Although market interest rates have declined from fiscal years 2001 through the third quarter of fiscal 2003, no reduction to the discount rate used to value the residual portion of our interest-only strips has been made. We do not believe a decrease in the discount rate is warranted as the current market interest rate decline was mainly due to actions taken by the Federal Reserve Board in an attempt to prevent the potential adverse effect of uncertain economic conditions and to stimulate economic growth. Additionally, the non-conforming mortgage lending industry generally has taken no actions to reduce discount rates.

    We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. In fiscal 2001, we instituted the use of a minimum discount rate of 6.5%. At March 31, 2003, the average discount rate applied to projected overcollateralization cash flows was 7%. This discount rate is lower than the discount rate applied to residual cash flows because the risk characteristics of the projected overcollateralization cash flows do not include prepayment risk and have minimal credit risk. For example, if the entire unpaid principal balance in a securitized pool of loans was prepaid by borrowers, we would fully recover the overcollateralization portion of the interest-only strips. In addition, historically, these overcollateralization balances have not been impacted by credit losses as the residual cash flow portion of our interest-only strips has always been sufficient to absorb credit losses and stepdowns of overcollateralization have generally occurred as scheduled. See "-- Trigger Management" for further detail of trusts that have not stepped down as scheduled. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates.

    The blended discount rate used to value the interest-only strips, including the overcollateralization cash flows, was 10% at March 31, 2003.

    Prepayment rates. The assumptions we use to estimate future prepayment rates are regularly compared to actual prepayment experience of the individual securitization pools of mortgage loans and an average of the actual experience of other similar pools of mortgage loans at the same number of months after their inception. It is our practice to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans is less than a year old even though actual experience may be different. During this period, before a pool of mortgage loans reaches its expected constant prepayment rate, actual experience both quantitatively and qualitatively is generally not sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different from the average. For pools of mortgage loans greater than one year old, prepayment experience trends for an individual pool is considered to be more significant. For these pools, adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue. Current economic conditions, current interest rates and other factors are also considered in our analysis.

    As was previously discussed, for the past six quarters, our actual prepayment experience was generally higher, most significantly on home equity loans, than our historical averages for prepayments. See "-- Off-Balance Sheet Arrangements -- Securitizations" for further detail of our recent prepayment experience.

    In addition to the use of prepayment fees on our loans, we have implemented programs and strategies in an attempt to reduce loan prepayments in the future. These programs and strategies may include providing information to a borrower regarding costs and benefits of refinancing, which at times may demonstrate a refinancing option is not in the best economic interest of the borrower. Other strategies include offering second mortgages to existing qualified borrowers or offering financial incentives to qualified borrowers to deter prepayment of their loan. We cannot predict with certainty what the impact these efforts will have on our future prepayment experience.

    Credit loss rates. Credit loss rates are analyzed in a similar manner to prepayment rates. Credit loss assumptions are compared to actual loss experience averages for similar mortgage loan pools and for individual mortgage loan pools. Delinquency trends and economic conditions are also considered. If our analysis indicates that loss experience may be different from our assumptions, we would adjust our assumptions as necessary.

    Floating interest rate certificates. Some of the securitization trusts have issued floating interest rate certificates supported by fixed interest rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the interest rates paid on the floating interest rate certificates. The interest rates paid on the floating interest rate certificates are based on one-month LIBOR. The assumption used to estimate the fair value of the excess cash flows received from these securitization trusts is based on a forward yield curve. See "-- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments" for further detail of our management of the risk of changes in interest rates paid on floating interest rate certificates.

    Sensitivity analysis. The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. Our base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." (dollars in thousands):

Securitized collateral balance ................................   $    3,417,041
Balance sheet carrying value of retained interests (a) ........   $      742,816
Weighted-average collateral life (in years) ...................              4.0

---------------

(a) Amount includes interest-only strips and servicing rights.

    Sensitivity of assumptions used to determine the fair value of retained interests (dollars in thousands):

                                                            Impact of
                                                         Adverse Change
                                                 -------------------------------
                                                   10% Change       20% Change
                                                  -------------    -------------
Prepayment speed ............................... $       30,456   $       55,684
Credit loss rate ...............................          5,151           10,302
Floating interest rate certificates (a) ........          1,005            1,910
Discount rate ..................................         24,248           47,072

---------------

(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

    The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

    These sensitivities reflect the approximate amount of the fair values that our interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes. The effect on our liquidity of changes in the fair values of our interest-only strips and servicing rights are discussed in "-- Liquidity and Capital Resources."

    The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                                         Summary of Material Mortgage Loan Securitization
                                   Valuation Assumptions and Actual Experience at March 31, 2003

                               2003-1    2002-4     2002-3    2002-2     2002-1    2001-4    2001-3     2001-2    2001-1     2000-4
                               ------     ------    ------     ------    ------    ------     ------    ------     ------    ------
Interest-only strip residual
  discount rate:
 Initial valuation ........        13%        13%       13%        13%       13%       13%        13%       13%        13%       13%
 Current valuation ........        13%        13%       13%        13%       13%       13%        13%       13%        13%       13%
Interest-only strip
  overcollateralization
  discount rate............         7%         9%        7%         7%        7%        7%         7%        7%         6%        7%
Servicing rights discount
  rate:
 Initial valuation ........        11%        11%       11%        11%       11%       11%        11%       11%        11%       11%
 Current valuation ........        11%        11%       11%        11%       11%       11%        11%       11%        11%       11%

Prepayment rates:
 Initial assumption (a):
 Expected Constant
  Prepayment Rate (CPR):
   Business loans..........        11%        11%       11%        11%       11%       11%        11%       11%        11%       10%
   Home equity loans.......        22%        22%       22%        22%       22%       22%        22%       22%        22%       24%
 Ramp period (months):
   Business loans..........        27         27        27         27        27        27         24        24         24        24
   Home equity loans.......        30         30        30         30        30        30         30        30         30        24
 Current assumptions (b):
 Expected Constant
  Prepayment Rate (CPR):
   Business loans .........        11%        11%       11%        11%       11%       11%        11%       11%        11%       11%
   Home equity loans ......        22%        22%       22%        22%       22%       22%        22%       22%        22%       22%
 Ramp period (months):
   Business loans..........        27         27        27         27        27        27         27        27         27        27
   Home equity loans.......        30         30        30         30        30        30         30        30         30        30
 CPR adjusted to reflect ramp:
   Business loans..........         3%         5%        8%        10%       12%       15%        17%       20%        22%       22%
   Home equity loans.......         2%         9%       20%        28%       30%       30%        30%       30%        32%       36%
 Current prepayment
   experience (c):
   Business loans..........        --         --         5%         8%        9%       19%        19%       11%        14%       27%
   Home equity loans.......        --         --        10%        21%       25%       36%        40%       38%        28%       35%

Annual credit loss rates:
 Initial assumption .......      0.40%      0.40%     0.40%      0.40%     0.40%     0.40%      0.40%     0.40%      0.40%     0.40%
 Current assumption .......      0.40%      0.40%     0.40%      0.40%     0.40%     0.40%      0.40%     0.40%      0.40%     0.40%
 Actual experience ........        --         --        --       0.02%     0.02%     0.06%      0.23%     0.12%      0.26%     0.25%

Servicing fees:
 Contractual fees .........      0.50%      0.50%     0.50%      0.50%     0.50%     0.50%      0.50%     0.50%      0.50%     0.70%
 Ancillary fees ...........      1.25%      1.25%     1.25%      1.25%     1.25%     1.25%      1.25%     1.25%      1.25%     1.25%

---------------

(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. The majority of the home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.

(c) Current experience is a six-month historical average.

                                         Summary of Material Mortgage Loan Securitization
                            Valuation Assumptions and Actual Experience at March 31, 2003 (Continued)

                               2000-3    2000-2   2000-1    1999-4   1999-3    1999-2    1999-1   1998 (d)    1997 (d)   1996 (d)
                               ------    ------   ------    ------   ------    ------    ------   --------    --------   --------
Interest-only strip residual
  discount rate:
 Initial valuation.............   13%       13%      11%       11%      11%       11%       11%        11%         11%        11%
 Current valuation.............   13%       13%      13%       13%      13%       13%       13%        13%         13%        13%
Interest-only strip
  overcollateralization
  discount rate................    8%        8%       8%        8%       7%        7%        7%         7%          7%         8%
Servicing rights discount
  rate:
 Initial valuation.............   11%       11%      11%       11%      11%       11%       11%        11%         11%        11%
 Current valuation.............   11%       11%      11%       11%      11%       11%       11%        11%         11%        11%

Prepayment rates:
 Initial assumption (a):
 Expected Constant
  Prepayment Rate (CPR):
   Business loans .............   10%       10%      10%       10%      10%       10%       10%        13%         13%        13%
   Home equity loans...........   24%       24%      24%       24%      24%       24%       24%        24%         24%        24%
 Ramp period (months):
   Business loans..............   24        24       24        24       24        24        24         24          24         24
   Home equity loans...........   24        24       18        18       18        18        18         12          12         12
 Current assumptions (b):
 Expected Constant
  Prepayment Rate (CPR):
   Business loans .............   11%       11%      11%       11%      10%       10%       10%        10%         22%        14%
   Home equity loans...........   22%       22%      22%       22%      22%       22%       22%        23%         25%        25%
 Ramp period (months):
   Business loans..............   27        Na       Na        Na       Na        Na        Na         Na          Na         Na
   Home equity loans...........   30        30       Na        Na       Na        Na        Na         Na          Na         Na
 CPR adjusted to reflect ramp:
   Business loans..............   19%       16%      13%       32%      30%       26%       20%        28%         22%        14%
   Home equity loans...........   22%       22%      22%       29%      32%       27%       26%        27%         25%        25%
 Current prepayment
   experience (c):
   Business loans..............   33%       23%      29%       32%      30%       26%       20%        28%         22%        10%
   Home equity loans...........   33%       33%      36%       29%      32%       27%       26%        27%         18%        12%

Annual credit loss rates:
 Initial assumption............ 0.40%     0.40%    0.40%     0.30%    0.25%     0.25%     0.25%      0.25%       0.25%      0.25%
 Current assumption............ 0.40%     0.40%    0.65%     0.60%    0.55%     0.35%     0.53%      0.60%       0.40%      0.45%
 Actual experience............. 0.39%     0.37%    0.61%     0.59%    0.54%     0.35%     0.51%      0.57%       0.37%      0.42%

Servicing fees:
 Contractual fees.............. 0.50%     0.50%    0.50%     0.50%    0.50%     0.50%     0.50%      0.50%       0.50%      0.50%
 Ancillary fees................ 1.25%     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%      0.75%       0.75%      0.75%

---------------

(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. The majority of the home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.

(c) Current experience is a six-month historical average.

(d) Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.

    Na = not applicable

    Servicing Rights. As the holder of servicing rights on securitized loans, we are entitled to receive annual contractual servicing fees of 50 basis points (70 basis points in the case of the 2000-4 securitization) on the aggregate outstanding loan balance. These fees are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. In addition, ancillary fees such as prepayment fees, late charges, nonsufficient fund fees and other fees are retained directly by us, as servicer, as payments are collected from the borrowers. We also retain the interest paid on funds held in a trust's collection account until these funds are distributed from a trust.

    The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. On a quarterly basis, we evaluate capitalized servicing rights for impairment, which is measured as the excess of unamortized cost over fair value.

    Servicing rights can be terminated under certain circumstances, such as our failure to make required servicer payments, defined changes of control and reaching specified loss levels on underlying mortgage pools.

    The origination of a high percentage of loans with prepayment fees impacts our servicing rights and income in two ways. Prepayment fees reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding, which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

    In addition, although prepayments increased in recent periods compared to our historical averages, we have generally found that the non-conforming mortgage market is less sensitive to prepayments due to changes in interest rates than the conforming mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers which limits those borrowers' opportunities to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conforming mortgage interest rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing.

    As a result of the use of prepayment fees and the reduced sensitivity to interest rate changes in the non-conforming mortgage market, we believe the prepayment experience on our managed portfolio is more stable than the mortgage market in general. We believe this stability has favorably impacted our ability to value the future cash flows from our servicing rights and interest-only strips because it increased the predictability of future cash flows. However, for the past six quarters, our prepayment experience has exceeded our expectations for prepayments on our managed portfolio and as a result we have written down the value of our securitization assets. See "-- Off-Balance Sheet Arrangements -- Securitizations" for further detail of the effects prepayments that were above our expectations have had on the value of our securitization assets.

Whole Loan Sales

    We also sell loans with servicing released, which we refer to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the net carrying value of the loans. The net carrying value of a loan is equal to its principal balance plus its unamortized origination costs and fees. We record gains from these sales as fee income. See "-- Off-Balance Sheet Arrangements -- Securitizations" for information on the volume of whole loan sales and premiums recorded for the nine months ended March 31, 2003 and 2002. Loans reported as sold on a whole loan basis are generally loans that we originated specifically for a whole loan sale and exclude impaired loans, which may be liquidated by selling the loan with servicing released. See "Business -- Whole Loan Sales."

Results of Operations

(dollars in thousands, except per share data)

                                Nine Months Ended
                                   March 31,                                 Year Ended June 30,               Percentage Change
                            -----------------------   Percentage    ------------------------------------    -----------------------
                              2003          2002        Change         2002         2001         2000        '02/'01       '01/'00
                            -------        ------     ----------      ------       ------       ------       -------       -------
Total revenues .........   $  220,851    $  176,141        25.4 %   $  247,901   $  183,336    $ 130,646        35.2 %       40.3%
Total expenses .........   $  214,043    $  166,533        28.5 %   $  234,351   $  170,151    $ 120,284        37.7 %       41.5%
Net income .............   $    4,153    $    5,573       (25.5)%   $    7,859   $    8,085    $   6,424        (2.8)%       25.9%
Return on average
  assets................         0.60%         0.90%                      0.94%        1.22%        1.31%
Return on average
  equity................         7.47%        11.20%                     11.75%       12.22%       10.29%
Earnings per share:
 Basic .................   $     1.43    $     1.88       (23.9)%   $     2.68   $     2.13    $    1.55        25.8%        37.4%
 Diluted ...............   $     1.36    $     1.74       (21.8)%   $     2.49   $     2.08    $    1.51        19.7%        37.7%
Dividends declared per
  share.................   $     0.24    $     0.21        14.3%    $     0.28   $     0.26    $    0.25         7.7%         4.0%


Overview

    Nine-Month Period Ended March 31, 2003. For the nine months ended March 31, 2003, net income decreased $1.4 million, or 25.5%, to $4.2 million compared to $5.6 million for the same period in fiscal 2002. Diluted earnings per common share decreased to $1.36 on average common shares of 3,043,000 compared to $1.74 per share on average common shares of 3,202,000 for the nine months ended March 31, 2002. Dividends of $0.24 and $0.21 per share were paid for the nine months ended March 31, 2003 and 2002, respectively. The common dividend payout ratio based on diluted earnings per share was 17.6% for the first nine months ended March 31, 2003 compared to 12.1% for the first nine months ended March 31, 2002.

    Increases in the gain on sale recorded during the first nine months of fiscal 2003 were offset by increases in general and administrative expenses, employee related expenses and a $33.3 million valuation adjustment on securitization assets recorded during the nine-month period ended March 31, 2003 compared to a valuation adjustment of $13.2 million recorded during the nine-month period ended March 31, 2002. See below for further discussion of gain on sale, general and administrative expenses, other expenses and the securitization assets valuation adjustment recorded during the period.

    In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of our common stock, which was at the time and has continued to, trade at below book value. In addition, our consistent earnings growth at that time did not result in a corresponding increase in the market value of our common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The total number of shares repurchased under the stock repurchase program was: 117,000 shares in fiscal 1999; 327,000 shares in fiscal 2000; 627,000 shares in fiscal 2001; and 352,000 shares in fiscal 2002. The cumulative effect of the stock repurchase program was an increase in diluted net earnings per share of $0.20 and $0.35 for the nine months ended March 31, 2003 and 2002. We currently have no plans to continue to repurchase additional shares or extend the repurchase program.

    On August 21, 2002, the Board of Directors declared a 10% stock dividend, which was paid on September 13, 2002 to shareholders of record on September 3, 2002. As a result of the stock dividend, all outstanding stock options and related exercise prices were adjusted. Accordingly, we adjusted all outstanding common shares, earnings per common share, average common share and stock option amounts presented in this document to reflect the effect of this stock dividend. Amounts presented for fiscal 2001 and 2000 have been similarly adjusted for the effect of a 10% stock dividend declared on October 1, 2001 which was paid on November 5, 2001 to shareholders of record on October 22, 2001.

    In December 2002, the Company's shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to 3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

    The following schedule details our loan originations for the nine months ended March 31, 2003 and 2002 (in thousands):

                                         Nine Months Ended March 31,
                                       -------------------------------
                                            2003             2002
                                        -------------    -------------
    Business purpose loans ........    $       93,170   $       99,035
    Home equity loans .............         1,084,170          907,594
                                        -------------    -------------
                                       $    1,177,340   $    1,006,629
                                        =============    =============


    Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, decreased $5.9 million, or 5.9%, for the nine months ended March 31, 2003, to $93.2 million from $99.0 million for the nine months ended March 31, 2002. Current economic conditions have had an adverse impact on smaller businesses and our ability to find qualified borrowers has become more difficult. In order to increase business purpose loan originations while maintaining our underwriting standards for business purpose loans, American Business Credit is in the process of expanding its marketing efforts into new geographic areas, including the addition of personnel to serve the new areas. American Business Credit is also beginning to build relationships with loan brokers, which it believes will provide an additional source for loan originations in the future. In addition, our business loan subsidiary is focusing on cost control by identifying efficiencies and streamlining the business purpose loan origination process.

    Home equity loans originated by our subsidiaries, HomeAmerican Credit, doing business as Upland Mortgage and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program, increased $176.6 million, or 19.5%, for the nine months ended March 31, 2003, to $1.1 billion from $907.6 million for the nine months ended March 31, 2002. Our home equity loan origination subsidiaries continue to focus on increasing efficiencies and productivity gains by refining marketing techniques and integrating technological improvements into the loan origination process. Expansion in the central and western portions of the United States is also planned to potentially increase loan origination volume. In addition, American Business Mortgage Services, Inc. is in the process of expanding its network of loan brokers to include a larger geographical area in order to reduce concentrations of loans in specific states. As a result of these efforts, as well as the favorable environment for originating home equity loans due to low interest rates, American Business Mortgage Services, Inc. loan originations for the nine months ended March 31, 2003 increased by $92.0 million, or 26.3%, over the prior year period. In addition, the historically low interest rate environment and productivity gains in our Upland Mortgage branch operations have resulted in an increase in loan originations of $39.6 million, or 47.1%, over the prior year period. The remaining increase in originations is primarily attributable to our Upland Mortgage direct retail originations. If interest rates remain level or increase, home equity loan originations may become more difficult and relatively more expensive as a result of increased advertising or geographic expansion. Level or increasing rates may also result in a lower volume of loan originations.

    Fiscal Year Ended June 30, 2002. For fiscal 2002, net income decreased $0.2 million, or 2.8%, to $7.9 million compared to $8.1 million for fiscal 2001. Fiscal 2001 included the impact of a change in the accounting for stock options issued to non-employee directors of $0.2 million. Excluding this accounting change net income for fiscal 2002 is level from fiscal 2001.

    Diluted net income per share increased to $2.49 for the year ended June 30, 2002, on average common shares of 3,155,000 compared to $2.08 on average common shares of 3,885,000 for fiscal 2001. The increase in net income per share for the period was due to the lower number of shares outstanding due to our repurchases of our common stock. Dividends of $0.28 and $0.26 per share were paid out for the years ended June 30, 2002 and 2001, respectively. The common dividend payout ratio based on diluted net income per share was 11.2% for the year ended June 30, 2002 compared to 12.7% for fiscal 2001.

    Increases in the gain on sale recorded during the fiscal year were mainly due to securitizing a higher volume of loans and a decline in market interest rates, which provided us more favorable terms in the execution of our securitizations. This increase was partially offset by a $22.1 million valuation adjustment on our interest-only strips due to higher than expected prepayment rates, also resulting from a decline in market interest rates. Additional expense increases were noted in employee related costs and in general and administrative expenses mainly due to increases in costs to service the larger managed portfolio and interest expenses due to the higher subordinated debt balance. See below for further discussion of gain on sale, the valuation adjustment of our interest-only strips and expenses.

    In April 2000, the FASB issued interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." The guidance, among other things, changed the accounting for stock options issued to non-employee directors. Previously, accounting rules required that options issued to non-employees including directors be expensed based on the fair value of the options at the time the options were granted. The new interpretation allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, we recorded $174 thousand as a cumulative effect of a change in accounting principle, which represented the cumulative amount of expense recognized, net of taxes, in prior years for stock options issued to non-employee directors.

    The following schedule details loan and lease originations during the fiscal years ended June 30, 2002, 2001 and 2000 (in thousands):

                                              Year Ended June 30,
                                ------------------------------------------------
                                    2002              2001             2000
                                -------------     -------------    -------------
Business purpose loans .....   $      133,352    $      120,537   $      106,187
Home equity loans ..........        1,246,505         1,096,440          991,621
Equipment leases ...........               --                --           19,631
                                -------------     -------------    -------------
                               $    1,379,857    $    1,216,977   $    1,117,439
                                =============     =============    =============


    Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, increased $12.8 million, or 10.6%, for the year ended June 30, 2002, to $133.4 million from $120.5 million for the year ended June 30, 2001. American Business Credit, Inc. is continuing to expand its marketing efforts in new geographic areas. In addition, our business loan subsidiary is focusing on cost control by identifying efficiencies and streamlining the business purpose loan origination process.

    Home equity loans originated by our subsidiaries, Upland Mortgage and American Business Mortgage Services, and through the Bank Alliance Program, increased $150.1 million, or 13.7%, for the year ended June 30, 2002, to $1.2 billion from $1.1 billion for the year ended June 30, 2001. Our home equity loan origination subsidiaries continue to focus on increasing efficiencies and productivity gains made in fiscal 2001 by refining marketing techniques and integrating technological improvements into the loan origination process. In addition, American Business Mortgage Services, Inc. is in the process of expanding its network of loan brokers to include a larger geographical area in order to reduce concentrations of loans in specific states.

Nine Months Ended March 31, 2003 Compared to Nine Months Ended March 31, 2002

    Total Revenues. For the first nine months of fiscal 2003, total revenues increased $44.7 million, or 25.4%, to $220.9 million from $176.1 million for the first nine months of fiscal 2002. Growth in total revenues was the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

    Gain on Sale of Loans. For the nine months ended March 31, 2003, gains of $170.4 million were recorded on the securitization of $1.2 billion of loans. This was an increase of

$41.3 million, or 31.9% over gains of $129.1 million recorded on securitizations of $1.0 billion of loans for the nine months ended March 31, 2002.

    The increase in securitization gains for the nine months ended March 31, 2003 was due to both an increase in interest rate spreads earned in our securitizations and an increase in the volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 14.5% for the nine months ended March 31, 2003 from 13.3% on loans securitized for the nine months ended March 31, 2002. Increases in interest rate spreads increase residual cash flows to us and the amount of cash we receive at the closing of a securitization from notional bonds or premiums on the sale of trust certificates. Increases in the cash received at the closing of a securitization and residual cash flows result in increases in the gains we recognize on the sale of loans into securitizations. See "-- Off-Balance Sheet Arrangements -- Securitizations" for further detail of how securitization gains are calculated.

    The increase in interest rate spread for the nine months ended March 31, 2003 compared to the nine months ended March 31, 2002 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the nine months ended March 31, 2003, the weighted average loan interest rate was 10.82%, a 4.9% decrease from the weighted average interest rate of 11.38% on loans securitized during the nine months ended March 31, 2002. However, the weighted average interest rate on trust certificates issued in mortgage loan securitizations during the nine months ended March 31, 2003 was 4.47%, a 19.7% decrease from 5.57% during the nine months ended March 31, 2002. The resulting net improvement in interest rate spread was approximately 54 basis points.

    Also contributing to the increase in the securitization gain percentages for the nine months ended March 31, 2003, was the increase in the amount of cash received at the closing of our securitizations. The improvement in the interest rate spread through fiscal 2002 to the present has enabled us to enter into securitization transactions structured to provide cash at the closing of the securitization through the sale of notional bonds, sometimes referred to as interest-only bonds or the sale of trust certificates at a premium. During the nine months ended March 31, 2003 we received additional cash at the closing of our securitizations, due to these modified structures, of $30.2 million compared to $19.4 million for the first nine months of fiscal 2002. Securitization gains and cash received at the closing of securitizations were partially offset by initial overcollateralization requirements of $3.8 million in fiscal 2003. There was no initial overcollateralization requirement in fiscal 2002.

    The Office of Thrift Supervision has adopted a rule effective in July 2003, which will preclude us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws and regulations on new loan originations. Under the provisions of this rule we will be required to modify or eliminate the practice of charging a prepayment fee in some of the states where we originate loans and other fees we normally charge will also be modified or eliminated. This new rule will potentially reduce the gain on sale recorded in new securitizations in two ways. First, because the percentage of loans with prepayment fees will be reduced, the prepayment rates on securitized loan pools may increase and therefore the value of our interest-only strips will decrease due to the shorter average life of the securitized loan pool. Second, the value of our servicing rights retained in a securitization may decrease due a reduction in our ability to charge certain fees. We are currently evaluating the impact of the adoption of this rule on our future lending activities and results of operations.

    Interest and Fees. For the nine months ended March 31, 2003, interest and fee income decreased $3.3 million, or 19.9%, to $13.4 million compared to $16.8 million in the same period of fiscal 2002. Interest and fee income consists primarily of interest income earned on available for sale loans, premiums earned on whole loan sales and other ancillary fees collected in connection with loan and lease originations.

      During the nine months ended March 31, 2003, interest income decreased $0.6 million, or 8.7%, to $6.8 million from $7.5 million for the nine months ended March 31, 2002. This decrease was due to a lower weighted-average interest rate on loans available for sale from the prior fiscal year and lower interest rates earned on invested cash balances due to general decreases in market interest rates.

    Premiums on whole loan sales decreased $2.3 million, to $29 thousand for the nine months ended March 31, 2003 from $2.4 million for the nine months ended March 31, 2002. The volume of whole loan sales decreased 96.0%, to $2.2 million for the nine months ended March 31, 2003 from $55.9 million for the nine months ended March 31, 2002. The decrease in the volume of whole loan sales for the nine months ended March 31, 2003 resulted from management's decision to securitize additional loans as the securitization market's experience during the past year was more favorable than the whole loan sale market.

    Other fees decreased $0.4 million for the nine months of fiscal 2003 compared to the same periods in fiscal 2002. The decrease was mainly due to a decrease in leasing income, which resulted from our decision in fiscal 2000 to discontinue the origination of new leases. The ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities.

    Interest Accretion on Interest-Only Strips. Interest accretion of $34.4 million was earned in the nine months ended March 31, 2003 compared to $25.9 million in the nine months ended March 31, 2002. The increase reflects the growth in the balance of our interest-only strips of $119.7 million, or 24.4%, to $609.9 million at March 31, 2003 from $490.1 million at March 31, 2002. In addition, cash flows from interest-only strips for the nine months ended March 31, 2003 totaled $109.8 million, an increase of $39.1 million, or 55.3%, from the nine months ended March 31, 2002 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels.

    Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the nine months ended March 31, 2003, servicing income decreased $1.5 million, or 36.7%, to $2.7 million from $4.2 million for the nine months ended March 31, 2002.

    The following table summarizes the components of servicing income for the nine months ended March 31, 2003 and 2002 (in thousands):

                                                   Nine Months Ended
                                                       March 31,
                                            -------------------------------
                                                 2003             2002
                                             -------------    -------------
  Contractual and ancillary fees .........  $       32,682    $      25,830
  Amortization of servicing rights .......         (30,015)         (21,614)
                                             -------------    -------------
                                            $        2,667    $       4,216
                                             =============    =============


    Because loan prepayment levels in fiscal 2003 increased from fiscal 2002, the amortization of servicing rights has also increased. Amortization is recognized in proportion to servicing income. Therefore the collection of additional prepayment fees in fiscal 2003 has resulted in higher levels of amortization.

    Total Expenses. Total expenses increased $47.5 million, or 28.5%, to $214.0 million for the nine months ended March 31, 2003 compared to $166.5 million for the nine months ended March 31, 2002. As described in more detail below, this increase was mainly a result of increases in securitization asset valuation adjustments recorded during the nine months ended March 31, 2003, increases in employee related costs and increases in general and administrative expenses.

    Interest Expense. During the first nine months of fiscal 2003, interest expense decreased $0.4 million, or 0.8%, to $51.1 million compared to $51.5 million for the nine months ended March 31, 2002. Average subordinated debt outstanding during the nine months ended March 31, 2003 was $684.2 million compared to $603.2 million during the nine months ended March 31, 2002. Average interest rates paid on subordinated debt outstanding decreased to 9.42% during the nine months ended March 31, 2003 from 10.80% during the nine months ended March 31, 2002.

    Rates offered on subordinated debt were reduced beginning in the fourth quarter of fiscal 2001 and have continued downward through the third quarter of fiscal 2003 in response to decreases in market interest rates as well as our lower cash needs. The average interest rate of subordinated debt issued at its peak rate, which was the month of February 2001, was 11.85% compared to the average interest rate of subordinated debt issued in the month of March 2003 of 7.78%. As the higher rate notes mature, we expect the average interest rate paid on subordinated debt to decline provided that market rates do not significantly increase.

    The average outstanding balances under warehouse lines of credit were $42.3 million during the nine months ended March 31, 2003, compared to $26.7 million during the nine months ended March 31, 2002. The increase in the average balance on warehouse lines was due to a higher volume of loans originated and lower average cash balances available for loan funding during the period. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 1.25% to 2.5%. One-month LIBOR has decreased from approximately 1.9% at March 31, 2002 to 1.3% at March 31, 2003.

    Provision for Credit Losses. The provision for credit losses on available for sale loans and leases for the nine months ended March 31, 2003 increased $0.3 million, or 5.8%, to $4.7 million, compared to $4.4 million for the nine months ended March 31, 2002. The increase in the provision for credit losses for the nine-month period was primarily due to an increase in the average balance of loans in non-accrual status, which were generally repurchased from securitization trusts. The related allowance for loan losses on these repurchased loans is included in our provision for credit losses in the period of repurchase. See "-- Off-Balance Sheet Arrangements -- Securitizations" and "-- Off-Balance Sheet Arrangements -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $5.9 million at March 31, 2003, compared to $8.8 million at March 31, 2002. See "-- Managed Portfolio Quality" for further detail.

    The allowance for credit losses was $2.0 million, or 3.6% of gross receivables at March 31, 2003 compared to $3.7 million, or 6.6% of gross receivables at June 30, 2002 and $3.3 million, or 5.1% of gross receivables at March 31, 2002. The allowance for credit losses as a percentage of gross receivables decreased from June 30, 2002 and March 31, 2002 due to the decrease of the non-accrual loan balance being carried on our balance sheet at March 31, 2003. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required.

    The following table summarizes changes in the allowance for credit losses for the nine months ended March 31, 2003 and 2002 (in thousands):


                                                                       Nine Months Ended
                                                                            March 31,
                                                              -----------------------------------
                                                                   2003                  2002
                                                              -------------         -------------
Balance at beginning of period...........................    $        3,705        $        2,480
Provision for credit losses..............................             4,692                 4,434
(Charge-offs) recoveries, net............................            (6,444)               (3,617)
                                                              -------------         -------------
                                                             $        1,953        $        3,297
                                                              =============         =============




    The following table summarizes the changes in the allowance for credit losses by loan and lease type (in thousands):

Nine Months Ended March 31, 2003:                               Business         Home Equity        Equipment
---------------------------------                             Purpose Loans         Loans             Leases             Total
                                                             --------------     --------------    --------------    --------------
Balance at beginning of period...........................    $        1,388    $         1,998   $           319    $        3,705
Provision for credit losses..............................             1,079              3,257               356             4,692
(Charge-offs) recoveries, net............................            (1,867)           ( 4,118)             (459)           (6,444)
                                                             --------------     --------------    --------------    --------------
Balance at end of period.................................    $          600    $         1,137   $           216    $        1,953
                                                             ==============     ==============    ==============    ==============


Nine Months Ended March 31, 2002:                               Business         Home Equity        Equipment
---------------------------------                             Purpose Loans         Loans             Leases             Total
                                                             --------------     --------------    --------------    --------------
Balance at beginning of period...........................    $          591    $         1,473   $           416    $        2,480
Provision for credit losses..............................             1,134              2,368               932             4,434
(Charge-offs) recoveries, net............................              (822)            (1,772)           (1,023)           (3,617)
                                                             --------------     --------------    --------------    --------------
Balance at end of period.................................    $          903    $         2,069   $           325    $        3,297
                                                             ==============     ==============    ==============    ==============


    The increase in charge-offs for the first nine months of fiscal 2003 compared to the same nine-month period of fiscal 2002 was due to increases in the liquidation of loans repurchased from securitization trusts.

    Employee Related Costs. For the nine months ended March 31, 2003, employee related costs increased $4.0 million, or 15.5%, to $30.0 million from $26.0 million in the prior year. The increase in employee related costs for the nine months ended March 31, 2003 was primarily attributable to additions of personnel to originate, service and collect loans. Total employees at March 31, 2003 were 1,093 compared to 968 at March 31, 2002. Increases in payroll and benefits expenses for the increased number of employees were offset by reductions of management bonus accruals due to the overall financial performance of the Company in the third quarter of fiscal 2003. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees.

    Sales and Marketing Expenses. For the nine months ended March 31, 2003, sales and marketing expenses increased $1.2 million, or 6.3%, to $20.1 million from $18.9 million for the nine months ended March 31, 2002. The increase was primarily due to increases in expenses for direct mail advertising for home equity and business loan originations partially offset by decreases in newspaper advertisements for subordinated debt.

    General and Administrative Expenses. For the nine months ended March 31, 2003, general and administrative expenses increased $22.3 million, or 42.4%, to $74.9 million from $52.6 million for the nine months ended March 31, 2002. This increase was primarily attributable to increases of approximately $12.8 million in costs associated with servicing and collecting our larger total managed portfolio including expenses associated with REO and delinquent loans, $6.8 million increase in costs associated with customer retention incentives and an increase of $5.6 million in losses on interest rate swaps. We expect general and administrative expenses to continue to increase as the size of our managed portfolio increases.

    Securitization Assets Valuation Adjustment. During the nine months ended March 31, 2003, write downs through the Statement of Income of $33.3 million were recorded compared to $13.2 million for the same period in fiscal 2002. Of these adjustments, $28.8 million and $13.2 million were write downs of our interest-only strips in fiscal 2003 and 2002, respectively. The remaining $4.5 million in fiscal 2003 was a write down of our servicing rights. These adjustments reflect the impact of higher prepayment experience on home equity loans than anticipated during the period. This portion of the impact of increased prepayments was considered to be other than temporary and was therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights. See "-- Off-Balance Sheet Arrangements -- Securitizations" for further detail of these adjustments.

    Provision for Income Taxes. For the nine months ended March 31, 2003, the provision for income taxes decreased $1.4 million as a result of a $2.8 million decline in pre-tax income and a reduction in our effective tax rate from 42% to 39%. The change in the effective tax rate was made due to an anticipated decrease in any future interest costs on federal tax deficiencies.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

    Total Revenues. For fiscal 2002, total revenues increased $64.6 million, or 35.2%, to $247.9 million from $183.3 million for fiscal 2001. Growth in total revenue was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

    Gain on Sale of Loans. For the year ended June 30, 2002, gains of $185.6 million were recorded on the securitization of $1.4 billion of loans. This represents an increase of $56.6 million, or 43.9%, over gains of $129.0 million recorded on securitizations of $1.1 billion of loans for the year ended June 30, 2001.

    The increase in securitization gains for the year ended June 30, 2002 was due to both an increase in interest rate spreads earned in our securitizations and an increase in the volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 13.7% for the year ended June 30, 2002 from 11.7% on loans securitized for the year ended June 30, 2001. Increases in interest rate spreads increase expected residual cash flows to us and result in increases in the gains we recognize on the sale of loans into securitizations. See "-- Off-Balance Sheet

Arrangements -- Securitizations" for further detail of how securitization gains are calculated.

    The increase in interest rate spread for the year ended June 30, 2002 compared to the year ended June 30, 2001 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2002, the average loan interest rate was 11.40%, a 0.50% decrease from 11.90% on loans securitized during the year ended June 30, 2001. However, the average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2002 was 5.51%, a 1.54% decrease from 7.05% during the year ended June 30, 2001. The resulting net improvement in interest rate spread was approximately 104 basis points.

    Also contributing to the increase in the securitization gain percentages for the year ended June 30, 2002, was the increase in the amount of cash received at the closing of our securitizations. The improvement in the interest rate spread this fiscal year enabled us to enter into securitization transactions structured to provide additional cash at the closing of the securitization through the sale of trust certificates to investors at a premium, or through the sale of notional bonds, sometimes referred to as interest-only bonds. During the year ended June 30, 2002 we received additional cash at the closing of our securitizations, due to these modified structures, of $32.9 million compared to $10.1 million in fiscal 2001. Securitization gains and cash received at the closing of securitizations were reduced by hedging losses of $9.4 million in fiscal 2002, compared to losses of $4.3 million in fiscal 2001.

    Interest and Fees. For the year ended June 30, 2002, interest and fee income decreased $1.2 million, or 5.5%, to $21.3 million compared to $22.6 million for the year ended June 30, 2001. Interest and fee income consists primarily of interest income earned on available for sale loans, premiums earned on whole loan sales and other ancillary fees collected in connection with loans and leases.

    During the year ended June 30, 2002, interest income decreased $0.7 million, or 7.1%, to $9.5 million from $10.2 million for the year ended June 30, 2001. This decrease was due to a lower weighted-average interest rate on loans available for sale from the prior fiscal year and lower interest rates earned on invested cash balances due to general decreases in market interest rates. This decrease was partially offset by the effect of a modification of the terms of our securitizations beginning in the second quarter of fiscal 2001, which allowed us to retain interest income we had accrued up until the point of the sale. Prior to the second quarter of fiscal 2001, all accrued interest income was retained by the securitization trust when collected.

    Premiums on whole loan sales decreased $0.3 million, to $2.4 million for the year ended June 30, 2002 from $2.7 million for the year ended June 30, 2001. The volume of whole loan sales decreased 24.3%, to $57.7 million for the year ended June 30, 2002 from $76.3 million for the year ended June 30, 2001. The decrease in the volume of whole loan sales for the year ended June 30, 2002 resulted from management's decision to securitize additional loans in the favorable securitization market experienced during the year.

    Other fees decreased $0.2 million for the year ended June 30, 2002 from the prior year mainly due to the decrease in fees collected in connection with our leasing portfolio. Our leasing portfolio has decreased due to our decision in fiscal 2000 to discontinue the origination of new leases. The ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities. See "Business -- Regulation" for more information regarding how our practices related to fees could be affected.

    Interest Accretion on Interest-Only Strips. Interest accretion of $35.4 million was earned in the year ended June 30, 2002 compared to $26.1 million in the year ended June 30, 2001. The increase reflects the growth in the balance of our interest-only strips of $114.1 million, or 28.6%, to $512.6 million at June 30, 2002 from $398.5 million at June 30, 2001. In addition, cash flows from interest-only strips for the year ended June 30, 2002 totaled $100.7 million, an increase of $17.8 million, or 21.5%, from fiscal 2001 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and step-down overcollateralization levels.

    Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the year ended June 30, 2002, servicing income decreased $0.2 million, or 3.8%, to $5.5 million from $5.7 million for the year ended June 30, 2001.

    The following table summarizes the components of servicing income for the years ended June 30, 2002, 2001 and 2000 (in thousands):

                                                          Year Ended June 30,
                                          ---------------------------------------------------
                                               2002              2001               2000
                                          --------------     --------------    --------------
Contractual and ancillary fees........... $       35,314    $        25,651   $        17,104
Amortization of servicing rights.........        (29,831)           (19,951)          (12,181)
Servicing rights write down..............             --                 --              (684)
                                          --------------     --------------    --------------
Net servicing income..................... $        5,483    $         5,700   $         4,239
                                          ==============     ==============    ==============


    Although higher than expected prepayment experience on home equity loans in fiscal 2002 has adversely effected the carrying value of our interest-only strips, no write down was required for servicing rights as of June 30, 2002. Because the collection of prepayment fees increased in fiscal 2002, due to increased prepayment rates, the amortization of servicing rights has also increased. The level of amortization is recognized in proportion to servicing income. Therefore, although the estimated fair value of the remaining servicing rights are lower than we had originally anticipated, the carrying value of servicing rights on our balance sheet is also lower as a result of increased levels of amortization in fiscal 2002. A write down for servicing rights may be required in the future if we continue to experience higher than anticipated prepayment rates.

    Total Expenses. Total expenses increased $64.2 million, or 37.7%, to $234.4 million for the year ended June 30, 2002 compared to $170.2 million for the year ended June 30, 2001. As described in more detail below, this increase was mainly a result of a $22.1 million interest-only strips valuation adjustment recorded during the year ended June 30, 2002, increased interest expense attributable to the issuance of additional subordinated debt, increases in employee related costs and increases in general and administrative expenses.

    Interest Expense. During fiscal 2002 interest expense increased $12.1 million, or 21.5%, to $68.7 million from $56.5 million for fiscal 2001. The increase in interest expense was primarily due to an increase in the level of subordinated debt outstanding. Average subordinated debt outstanding during the year ended June 30, 2002 was $615.2 million compared to $448.5 million during the year ended June 30, 2001. The effect of the increase in outstanding debt was partially offset by a decrease in the average interest rates paid on subordinated debt. Average interest rates paid on subordinated debt outstanding decreased to 10.64% during the year ended June 30, 2002 from 11.04% during the year ended June 30, 2001.

    Rates offered on subordinated debt were reduced beginning in the fourth quarter of fiscal 2001 and continued downward in fiscal 2002 in response to decreases in market interest rates as well as our lower cash needs. The average issuance rate of subordinated debt at its peak, which was the month of February 2001, was 11.85% compared to the average rate of subordinated debt issued in the month of June 2002 of 8.39%.

    The increase in interest expense for the year ended June 30, 2002 related to subordinated debt was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit and decreased interest rates paid on warehouse lines. The average outstanding balances under warehouse lines of credit were $29.5 million during the year ended June 30, 2002, compared to $52.5 million during the year ended June 30, 2001. This decrease was due to the increased utilization of our available cash balances and proceeds from the sale of subordinated debt to fund loan originations and greater utilization of an off-balance sheet mortgage conduit facility for the sale of loans. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 1.25% to 2.5%. One-month LIBOR has decreased from approximately 3.9% at June 30, 2001 to 1.8% at June 30, 2002.

    Provision for Credit Losses. The provision for credit losses on available for sale loans and leases for the year ended June 30, 2002 increased $1.3 million, or 24.4%, to $6.5 million, compared to $5.2 million for the year ended June 30, 2001. The increase in the provision for credit losses was primarily due to increases in loans in non-accrual status, which were generally repurchased from securitization trusts. See "-- Off Balance Sheet Arrangements -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $7.0 million and $4.5 million at June 30, 2002 and 2001, respectively.

    The allowance for credit losses was $3.7 million, or 6.6% of gross receivables, at June 30, 2002 compared to $2.5 million, or 2.9% of gross receivables, at June 30, 2001. This increase was due to an additional provision for delinquent and non-accrual loans. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required.

    The following table summarizes changes in the allowance for credit losses for the fiscal years ended June 30, 2002, 2001 and 2000 (in thousands):

                                                                      Year Ended June 30,
                                                        ------------------------------------------------
                                                            2002              2001             2000
                                                        -------------     -------------    -------------
    Balance at beginning of period ...................  $       2,480     $       1,289    $         702
    Provision for credit losses ......................          6,457             5,190            2,045
    (Charge-offs) recoveries, net ....................         (5,232)           (3,999)          (1,458)
                                                        -------------     -------------    -------------
    Balance at end of period .........................  $       3,705     $       2,480    $       1,289
                                                        =============     =============    =============


    The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2002 (in thousands):

                                                          Business            Home
                                                          Purpose            Equity           Equipment
                                                           Loans             Loans             Leases             Total
                                                       --------------    --------------     --------------    --------------
    Balance at beginning of period ................... $          591    $        1,473     $          416    $        2,480
    Provision for credit losses ......................          1,721             3,417              1,319             6,457
    (Charge-offs) recoveries, net ....................           (924)           (2,892)            (1,416)           (5,232)
                                                       --------------    --------------     --------------    --------------
    Balance at end of period ........................ .$        1,388    $        1,998     $          319    $        3,705
                                                       ==============    ==============     ==============    ==============


    The following table summarizes net charge-off experience by loan type for the fiscal years ended June 30, 2002, 2001 and 2000 (in thousands):

                                                                      Year Ended June 30,
                                                      ---------------------------------------------------
                                                           2002              2001               2000
                                                      --------------     --------------    --------------
    Business purpose loans ...........................$          924    $       1,374    $          225
    Home equity loans ................................         2,892            1,634                85
    Equipment leases .................................         1,416              991             1,148
                                                      --------------    -------------    --------------
    Total ............................................$        5,232    $       3,999    $        1,458
                                                      ==============    =============    ==============


    Employee Related Costs. For the year ended June 30, 2002, employee related costs increased $7.4 million, or 25.7%, to $36.3 million from $28.9 million in the prior year. The increase was primarily attributable to additions of personnel primarily in the loan servicing and collections areas to service the larger managed portfolio. Total employees at June 30, 2002 were 1,019 compared to 884 at June 30, 2001. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees.

    Sales and Marketing Expenses. For the year ended June 30, 2002, sales and marketing expenses increased $1.0 million, or 4.1%, to $26.0 million from $24.9 million for the year ended June 30, 2001. Expenses for direct mail advertising for loan originations and subordinated debt increased $3.8 million and $0.7 million, respectively, for the year ended June 30, 2002, compared to the prior fiscal year. This increase was partially offset by a decrease of $2.7 million in newspaper advertising.

    General and Administrative Expenses. For the year ended June 30, 2002, general and administrative expenses increased $20.3 million, or 37.2%, to $74.9 million from $54.6 million for the year ended June 30, 2001. This increase was primarily attributable to increases of approximately $14.3 million in costs associated with servicing and collection of our larger total managed portfolio including expenses associated with REO and delinquent loans, in addition to increases of $1.1 million in costs related to the issuance of our subordinated debt, $0.6 million in depreciation expense and $0.4 million in business insurance expense.

    Interest-Only Strips Valuation Adjustment. During fiscal 2002, a write down through the Statement of Income of $22.1 million was recorded on our interest-only strips. This adjustment reflects the impact of higher prepayment experience on home equity loans than anticipated during the period. This portion of the impact of increased prepayments was considered to be other than temporary and was therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20. See "-- Off-Balance Sheet Arrangements -- Securitizations" for further detail of this adjustment.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

    Total Revenues. For fiscal 2001, total revenues increased $52.7 million, or 40.3%, to $183.3 million from $130.6 million for fiscal 2000. Growth in total revenues was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

    Gain on Sale of Loans and Leases. For the year ended June 30, 2001, gains of $129.0 million were recorded on the securitization of $1.1 billion of loans. This was an increase of $38.6 million, or 42.7%, over gains of $90.4 million recorded on securitizations of $1.0 billion of loans and leases for the year ended June 30, 2000.

    The increase in securitization gains was mainly due to increases in interest rate spreads, and a higher volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 11.7% for the year ended June 30, 2001 from 9.0% on loans and leases securitized for the year ended June 30, 2000. In addition to the increase in interest rate spreads, a lower write-off for capitalized loan origination costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" contributed to the increase.

    The increase in interest rate spread for the year ended June 30, 2001 compared to the year ended June 30, 2000 resulted from both an increase in the average interest rate on loans securitized and decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2001, the average interest rate was 11.90%, an increase from 11.77% on loans securitized during the year ended June 30, 2000. The average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2001 was 7.05%, a decrease from 7.65% during the year ended June 30, 2000. The resulting net improvement in interest rate spread was approximately 73 basis points. Additionally, the improved interest rate spreads allowed us to structure the securitizations in the third and fourth quarter of fiscal 2001 in such a manner that we received more cash at the closing of the securitization than had been received in the past. In fiscal 2001, we received $10.1 million in additional cash at the closing of securitizations than in fiscal 2000.

    SFAS No. 91 requires that certain direct loan origination costs related to the time spent successfully originating loans be deferred and recorded as an addition to the cost basis of loans originated. These costs are then recognized as a reduction of the gain on sale recorded at the time loans are securitized. Because of efficiencies and productivity gains achieved in our loan origination businesses, we had reviewed and revised our estimates of costs related to time spent successfully originating loans and had lowered the amount of employee related costs previously deferred and recorded as a reduction to securitization gains. See "-- Employee Related Costs" for year ended 2001 compared to year ended 2000.

    These increases were partially offset by an increase in the discount rate used to estimate the fair value of the residual portion of interest-only strips received in fiscal 2001 securitizations to 13% from 11% used in the securitization gain calculations in the first three quarters of fiscal 2000. Changes in prepayment ramp and credit loss assumptions used in calculating securitization gains had an insignificant net impact on the change in securitization gain percentage from fiscal 2000.

    Interest and Fees. For fiscal 2001, interest and fee income increased $3.2 million, or 16.4%, to $22.6 million from $19.4 million for fiscal 2000.

    Interest income increased $3.0 million, or 41.2%, to $10.2 million from $7.2 million for fiscal 2000. The increase was due to a modification of the terms of our third and fourth fiscal quarter securitizations, which allowed us to retain interest income we had accrued up until the point of the sale. Previously, all accrued interest income was retained by the securitization trust when collected. In addition, the increase was attributable to an increase in our average balance of loans and leases available for sale during the period as well as an increase in the average interest rate on the loans originated during the current year.

    Premiums on whole loan sales increased $1.0 million, to $2.7 million for fiscal 2001 from $1.7 million for fiscal 2000. The volume of whole loan sales decreased 25.7%, to $76.3 million for the year ended June 30, 2001 from $102.7 million for the year ended June 30, 2000. The decrease in the volume of whole loan sales was mainly the result of our decision to de-emphasize the origination of conventional first mortgage loans, which were sold on a whole loan basis. The decrease in volume was offset by an increase in the average premium earned on whole loan sales during this period.

    Other fees collected in connection with loan originations declined $0.8 million primarily due to the lower volume of loans originated for whole loan sale.

    Interest Accretion on Interest-Only Strips. Interest accretion of $26.1 million was earned in fiscal 2001, compared to $16.6 million in fiscal 2000. The increase reflects the growth in the balance of our interest-only strips of $120.6 million, or 43.4%, to $398.5 million at June 30, 2001 from $277.9 million at June 30, 2000. In addition, cash flows for fiscal 2001 from interest-only strips increased $33.4 million, or 67.5%, to $82.9 million for fiscal 2001 from $49.5 million for fiscal 2000 due to the larger size of our more recent securitizations, an additional three securitizations reached final target overcollateralization levels, and two securitizations reached their stepdown requirements.

    Servicing Income. For fiscal 2001, servicing income increased $1.5 million, or 34.5%, to $5.7 million from $4.2 million for fiscal 2000. The increase was due to the increase in the size of the managed portfolio from $1.9 billion at June 30, 2000 to $2.6 billion at June 30, 2001.

    Total Expenses. Total expenses increased $49.9 million, or 41.5%, to $170.2 million for fiscal 2001 compared to $120.3 million for fiscal 2000. As described in more detail below, this increase was a result of increased interest expense attributable to the sale of subordinated debt, increases in employee related costs, and an increase in general and administrative expenses. These increases were partially offset by a $12.6 million write down on the fair value of our interest-only strips in fiscal 2000. No write down was required in fiscal 2001.

    Interest Expense. For fiscal 2001 interest expense increased $18.4 million, or 48.3%, to $56.5 million from $38.1 million for fiscal 2000. Average subordinated debt outstanding during fiscal 2001 was $448.5 compared to $286.6 during fiscal 2000. Average interest rates paid on subordinated debt outstanding increased to 11.04% during fiscal 2001 from 10.14% during fiscal 2000. Interest rates paid on subordinated debt increased in fiscal 2001 in response to increases in interest rates paid by competitors on their subordinated debt products and to enhance our ability to attract additional funds. Beginning in the fourth quarter of fiscal 2001, we began reducing the interest rates paid on our subordinated debt in response to decreases in market interest rates as well as our lower cash needs.

    The increase in interest expense related to subordinated debt was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit. The average outstanding balances under warehouse lines of credit were $52.5 million during fiscal 2001, compared to $102.7 million during fiscal 2000. This decrease was due to the increased utilization of proceeds from the sale of subordinated debt to fund loan originations and greater utilization of off-balance sheet facilities.

    Provision for Credit Losses. The provision for credit losses on loans and leases held as available for sale for fiscal 2001 increased $3.2 million, to $5.2 million as compared to $2.0 million for fiscal 2000. The increase in the provision for credit losses was primarily due to higher loan charge-offs, an increase in the allowance for credit losses on non-accrual loans and an increase in loans and leases available for sale. The allowance for credit losses was $2.5 million, or 2.9% of gross receivables, at June 30, 2001 compared to $1.3 million, or 2.8% of gross receivables, at June 30, 2000.

    The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2001 (in thousands):

                                                                 Business         Home Equity        Equipment
                                                               Purpose Loans        Loans             Leases             Total
                                                              --------------    --------------     --------------    --------------
    Balance at beginning of period .......................    $          462    $          507     $          320    $        1,289
    Provision for credit losses ..........................             1,503             2,600              1,087             5,190
    (Charge-offs) recoveries, net ........................            (1,374)           (1,634)              (991)           (3,999)
                                                              --------------    --------------     --------------    --------------
    Balance at end of period .............................    $          591    $        1,473     $          416    $        2,480
                                                              ==============    ==============     ==============    ==============


    The increase in charge-offs was primarily attributable to an increase in the number of foreclosures on loans, moving them from non-accrual status where reserves have been established, to real estate owned, where the assets are carried at the lower of cost basis or fair value less estimated costs to sell. Additionally, loan repurchases from securitization trusts increased mainly due to an increase in the size of our managed portfolio, real estate owned and delinquencies.

    Employee Related Costs. For fiscal 2001 employee related costs increased to $28.9 million from $12.8 million for fiscal 2000. The increase was primarily attributable to a shift in the number of employees directly involved with the loan origination process into areas of loan servicing and support related to the growth in the total managed portfolio. This shift and efficiencies and productivity gains achieved in our loan origination business resulted in a reduction in the amount of employee related costs which were deferred and capitalized in accordance with SFAS No. 91.

    SFAS No. 91 requires that certain direct loan origination costs related to the time spent successfully originating loans be deferred and recorded as an addition to the cost basis of loans originated. These costs are then recognized as a reduction of the gain on sale recorded at the time loans are securitized. The number of employees throughout our organization had declined by almost 25 employees from June 30, 2000 to 884 employees as of June 30, 2001. However, the number of employees involved in the loan origination process had declined by approximately 94 employees over the same period of time. Because of efficiencies and productivity gains achieved in certain aspects of our loan origination business, we had reviewed and revised our estimates of the direct costs related to time spent successfully originating loans and had lowered the amount of employee related costs we defer and capitalize. The efficiencies in our loan origination processes had come mainly from the development of technology that is now utilized to streamline certain loan origination procedures. Our development of automatic loan structuring technology provides the capability to loan officers to present potential borrowers with an array of loan options in a shorter time. Previously, the development of customized options for the borrower was a labor-intensive manual effort. In addition, our integrated loan documentation technology now allows us to save significant time preparing loan documentation, including ensuring compliance with various state and local regulations and requirements. Additionally, we had restructured our commission incentive plans for those involved in the loan origination process. These changes had resulted in significant savings in the costs of originating loans which is not readily visible in our period to period comparative expense because many of these costs were previously deferred and capitalized. The savings in employee related costs we were able to achieve in the loan origination areas had been dedicated to other activities and processes which were not eligible to be deferred in accordance with SFAS No. 91, and therefore, were being recognized as expense in the period incurred.

    Sales and Marketing Expenses. For fiscal 2001, sales and marketing expenses decreased $0.4 million, or 1.5%, to $24.9 million from $25.3 million for fiscal 2000. Expenses for direct mail advertising increased $6.1 million for fiscal 2001 compared to the prior year due to increased use of targeted direct mail programs for our loan products. These targeted programs were considered to be more cost effective than the television and radio advertising campaigns which were utilized into the second quarter of fiscal 2000. Television and radio advertising costs decreased by $3.6 million in fiscal 2001 compared to the prior year. Other marketing sources such as telemarketing and Internet advertising were reduced by $2.9 million in fiscal 2001 from fiscal 2000.

    General and Administrative Expenses. For fiscal 2001, general and administrative expenses increased $25.2 million, to $54.6 million from $29.3 million for fiscal 2000. The increase was primarily attributable to increases of approximately $10.8 million in costs associated with servicing and collection of our larger total managed portfolio including expenses associated with REO and delinquent loans, $3.4 million of expenses related to investments in Internet and other technology capabilities, a $2.5 million increase in costs related to loan originations, a $1.1 million increase in expenses related to the sale of subordinated debt, a $0.6 million charge related to the closing of branches and consolidating distribution channels through the creation of American Business Mortgage Services, Inc., a $0.4 million increase in professional fees, a one-time expense related to the 1997 acquisition of American Business Mortgage Services, Inc., and the costs related to continued building of support area infrastructure.

    Provision for Income Taxes. In fiscal 2001, our effective tax rate increased to 40.0% from 38.0% in fiscal 2000, due to an increase in state tax liabilities. As a result of our geographic expansion, we have increased the number of states in which we are now doing significant business and have increased our tax provision for additional tax liabilities in certain states.

Balance Sheet Information

See "-- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of the below four ratios to the most directly comparable financial measure prepared in accordance with GAAP. (Dollars in thousands, except per share data)

                               Balance Sheet Data


                                                                                                       June 30,
                                                                   March 31,       ------------------------------------------------
                                                                      2003             2002              2001             2000
                                                                  -------------    -------------     -------------    -------------
Cash and cash equivalents....................................    $       87,232   $      108,599    $       91,092   $       69,751
Loan and lease receivables, net:
    Available for sale ......................................            52,651           52,622            80,813           45,746
    Interest and fees .......................................            14,154           12,292            16,549           13,002
    Other ...................................................            21,254            9,028             2,428               --
Interest-only strips.........................................           609,891          512,611           398,519          277,872
Servicing rights.............................................           132,925          125,288           102,437           74,919
Receivable for sold loans....................................                --            5,055            14,157           51,283
Total assets.................................................           972,939          876,375           766,487          594,282

Subordinated debt............................................           710,218          655,720           537,950          390,676
Warehouse lines and other notes payable......................             6,782            8,486            51,064           50,842
Accrued interest payable.....................................            45,513           43,069            32,699           17,920
Deferred income taxes........................................            38,898           35,124            30,954           22,773
Total liabilities............................................           895,712          806,997           699,625          532,167
Total stockholders' equity...................................            77,227           69,378            66,862           62,115

Book value per common share..................................    $        26.31   $       24.40     $       20.47    $        15.44
Ratios:
Total liabilities to tangible equity(c)......................             14.4x            14.9x             13.5x            11.7x
Adjusted debt to tangible equity (a)(c)......................             12.4x            12.2x             10.2x             8.3x
Subordinated debt to tangible equity(c)......................             11.4x            12.1x             10.4x             8.6x
Interest-only strips to adjusted
  tangible equity (b)(c).....................................              4.6x             4.3x              3.5x             2.6x

---------------

(a) Total liabilities less cash and secured borrowings to tangible equity.

(b) Interest-only strips less overcollateralization interests to tangible equity plus subordinated debt with a remaining maturity greater than five years.

(c) Tangible equity is calculated as total stockholders' equity less goodwill.

March 31, 2003 Compared to June 30, 2002

    Total assets increased $96.6 million, or 11.0%, to $972.9 million at March 31, 2003 from $876.4 million at June 30, 2002 primarily due to increases in interest-only strips, servicing rights and loan and lease receivables -- Other, offset by a decrease in cash and cash equivalents.

    Cash and cash equivalents decreased mainly due to higher levels of loan receivables funded with cash and cash paid on settlements of hedging activities during the period as well as a planned leveling in the issuance of subordinated debt during the nine-month period.

    Loan and lease receivables - Other increased $12.2 million or 135.4% due to increases in delinquent loans eligible for repurchase from securitization trusts. See Note 2 of the Consolidated Financial Statements for an explanation of these loan receivables.

    Activity of our interest-only strips for the nine months ended March 31, 2003 and 2002 were as follows (in thousands):

                                                        Nine Months Ended
                                                             March 31,
                                                 -------------------------------
                                                      2003            2002
                                                  -------------   -------------
Balance at beginning of period...............     $     512,611   $     398,519
Initial recognition of interest-only strips,
  including initial overcollateralization of
  $3.8 million and $0........................           141,511         112,869
Cash flow from interest-only strips..........          (109,849)        (70,729)
Required purchases of additional
  overcollateralization......................            53,496          35,468
Interest accretion...........................            34,361          25,920
Termination of lease securitization (a)......            (1,741)             --
Net temporary adjustments to fair value (b)..             8,286           1,253
Other than temporary adjustments to fair
  value (b)..................................           (28,784)        (13,153)
                                                  -------------   -------------
Balance at end of period.....................     $     609,891   $     490,147
                                                  =============   =============

---------------

(a) Reflects release of lease collateral from a lease securitization trust which was terminated in accordance with the trust documents after the full payout of trust note certificates. Lease receivables of $1.6 million were recorded on our balance sheet as a result of the termination.

(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

    The following table summarizes our purchases of overcollateralization by securitization trust for the nine months ended March 31, 2003, and the years ended June 30, 2002, 2001 and 2000. Purchases of overcollaterization represent amounts of residual cash flows from interest-only strips retained by the securitization trusts to establish required overcollateralization levels in the trust. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates. See "-- Off-Balance Sheet Arrangements -- Securitizations" for a discussion of overcollateralization requirements.

    Summary of Mortgage Loan Securitization Overcollateralization Purchases
                                 (in thousands)

                                      2002-4     2002-3    2002-2     2002-1     2001-4     2001-3     2001-2     Other      Total
                                     -------    -------    -------    -------    -------    -------   -------    -------    -------
Nine Months Ended March 31, 2003:
Initial
  overcollateralization .........    $ 3,800    $    --    $    --    $    --   $     --   $     --   $   --     $   --     $ 3,800
Required purchases of
  additional
  overcollateralization .........      4,300      7,263     10,241     10,586     10,525      7,645     3,007        (71)    53,496
                                     -------    -------    -------    -------    -------    -------   -------    -------    -------
    Total .......................    $ 8,100    $ 7,263    $10,241    $10,586   $ 10,525   $  7,645   $ 3,007    $   (71)   $57,296
                                     =======    =======    =======    =======    =======    =======   =======    =======    =======

                                    2002-1       2001-4      2001-3       2001-2      2001-1       2000-4      2000-3       2000-2
                                    --------    --------     --------    --------     --------    --------     --------    --------
Year Ended June 30, 2002:
Required purchases of
 additional
 overcollateralization ..........  $  3,814    $    908     $  4,354    $  11,654    $   8,700   $   6,326    $   3,074   $   4,978

                                    2000-1      Other      Total
                                    --------    ------    --------
Year Ended June 30, 2002:
Required purchases of
 additional
 overcollateralization ..........  $   2,490   $   973   $  47,271

                                    2001-2       2001-1      2000-4       2000-3      2000-2       2000-1      1999-4       1999-3
                                    --------    --------     --------    --------     --------    --------     --------    --------
Year Ended June 30, 2001:
Initial
overcollateralization ...........  $      --   $      --    $      --   $      --    $     611   $     --     $      --   $     --
Required purchases of
 additional
 overcollateralization ..........        959       2,574        6,049       4,051       10,160       7,519        5,960       3,719
                                    --------    --------     --------    --------     --------    --------     --------    --------
    Total .......................  $     959   $   2,574    $   6,049   $   4,051     $ 10,771   $   7,519    $   5,960   $   3,719
                                    ========    ========     ========    ========     ========    ========     ========    ========

                                    1999-2      Other      Total
                                    --------    ------    --------
Year Ended June 30, 2001:
Initial
overcollateralization ...........  $     --    $   --    $     611
Required purchases of
 additional
 overcollateralization ..........      2,316       638      43,945
                                    --------    ------    --------
    Total .......................  $   2,316   $   638   $  44,556
                                    ========    ======    ========

                                    2000-2       2000-1      1999-4       1999-3      1999-2       1999-1      1998-4       1998-3
                                    --------    --------     --------    --------     --------    --------     --------    --------
Year Ended June 30, 2000:
Initial
overcollateralization ...........  $   2,114   $   1,776    $   2,222   $   2,211    $     --    $     --     $     --    $     --
Required purchases of
 additional
 overcollateralization ..........         --       2,303        4,040       5,125        7,585       6,601        1,348       2,923
                                    --------    --------     --------    --------     --------    --------     --------    --------
    Total .......................  $   2,114   $   4,079    $   6,262   $   7,336    $   7,585   $   6,601    $   1,348   $   2,923
                                    ========    ========     ========    ========     ========    ========     ========    ========

                                      Other      Total
                                    --------    --------
Year Ended June 30, 2000:
Initial
overcollateralization ...........  $   2,909   $  11,232
Required purchases of
 additional
 overcollateralization ..........         --      29,925
                                    --------    --------
    Total .......................  $   2,909   $  41,157
                                    ========    ========

    Servicing rights increased $7.6 million, or 6.1%, to $132.9 million at March 31, 2003 from $125.3 million at June 30, 2002, due to the securitization of $1.2 billion of loans during the nine months ended March 31, 2003, partially offset by amortization of the servicing asset for fees collected during the same period and a $4.5 million write down of the servicing asset mainly due to the impact of higher than expected prepayment experience.

    Total liabilities increased $88.7 million, or 11.0%, to $895.7 million from $807.0 million at June 30, 2002 primarily due to increases in subordinated debt outstanding, increases in accounts payable and accrued expenses and increases in obligations to repurchase securitized loans recorded in other liabilities. See
Note 2 of the March 31, 2003 Consolidated Financial Statements for further detail of this obligation. Accounts payable and accrued expenses increased $7.6 million, or 55.4%, primarily due to accruals for costs associated with customer retention incentives to help mitigate loan repayments and liabilities to securitization trust collection accounts for periodic interest advances.

    During the nine months ended March 31, 2003, subordinated debt increased $54.5 million, or 8.3%, to $710.2 million due to sales of subordinated debt used to repay existing debt, to fund loan originations and our operations and for general corporate purposes. Approximately $28.2 million of the increase in subordinated debt was due to the reinvestment of accrued interest on the subordinated debt at maturity. Subordinated debt was 11.4 times tangible equity at March 31, 2003, compared to 12.1 times as of June 30, 2002. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

June 30, 2002 Compared to June 30, 2001

    Total assets increased $109.9 million, or 14.3%, to $876.4 million at June 30, 2002 from $766.5 million at June 30, 2001 primarily due to increases in cash and cash equivalents, interest-only strips and servicing rights which were partially offset by decreases in loan and lease receivables available for sale and receivables for sold loans.

    Cash and cash equivalents increased $17.5 million, or 19.2%, due to receipts from sales of subordinated debt, cash receipts on the sale of loans in securitizations and cash receipts from our interest-only strips.

    Activity of our interest-only strips for fiscal 2002, 2001 and 2000 were as follows (in thousands):

                                                                                                       June 30,
                                                                                   ------------------------------------------------
                                                                                       2002              2001             2000
                                                                                   -------------     -------------    -------------
Balance at beginning of period ................................................   $      398,519    $      277,872   $      178,218
Initial recognition of interest-only strips, including initial
  overcollateralization of $0, $611 and $11,232................................          153,463           125,408          111,714
Cash flow from interest-only strips ...........................................         (100,692)          (82,905)         (49,508)
Required purchases of additional overcollateralization ........................           47,271            43,945           29,925
Interest accretion ............................................................           35,386            26,069           16,616
Net temporary adjustments to fair value(a) ....................................              717             8,130            3,510
Other than temporary adjustments to fair value(a) .............................          (22,053)               --          (12,603)
                                                                                   -------------     -------------    -------------
Balance at end of period ......................................................   $      512,611    $      398,519   $      277,872
                                                                                   =============     =============    =============


(a) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to fair value are recorded through the income statement.

    Servicing rights increased $22.9 million, or 22.3%, to $125.3 million at June 30, 2002 from $102.4 at June 30, 2001, due to the securitization of $1.4 billion of loans during the year ended June 30, 2002, partially offset by amortization of the servicing asset for fees collected during the same period.

    Loan and lease receivables decreased $21.6 million or 25.9% due to the securitization of more loans than were originated during the period. Receivables for sold loans decreased $9.1 million, or 64.3%, due to a greater emphasis placed on securitizing loans rather than selling loans on a whole loan basis during the fourth quarter of fiscal 2002.

    Total liabilities increased $107.4 million, or 15.3%, to $807.0 million from $699.6 million at June 30, 2001 primarily due to increases in subordinated debt outstanding, accrued interest payable and other liabilities partially offset by a decrease in warehouse lines and other notes payable.

    During fiscal 2002 subordinated debt increased $117.8 million, or 21.9%, to $655.7 million due to sales of subordinated debt used to repay existing debt, to fund loan originations and our operations and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock. Approximately $31.7 million of the increase in subordinated debt was due to the reinvestment of accrued interest on the subordinated debt. Subordinated debt was
12.1 times tangible equity at June 30, 2002, compared to 10.4 times as of June 30, 2001. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt. Warehouse lines and other notes payable decreased $42.6 million due to the lower balance of loan receivables held at June 30, 2002, and greater use of available cash to fund loans. Accrued interest payable increased $10.4 million, or 31.7%, to $43.1 million from $32.7 million at June 30, 2001 due to an increase in the level of subordinated debt partially offset by a decrease in average interest rates paid on debt.

    Deferred income taxes increased $4.2 million, or 13.5%, to $35.1 million from $31.0 million. This increase was mainly due to higher levels of debt for tax securitization structures in the first and second quarters of fiscal 2002. As debt for tax transactions, the tax liability on securitization gains is deferred and becomes payable in future periods as cash is received from securitization trusts. These structures created additional deferred tax credits of $22.1 million which were partially offset by an increase in our federal tax loss carryforward receivable of $11.9 to a cumulative $31.3 million. In addition, miscellaneous deferred tax assets increased by $4.3 million and miscellaneous deferred tax credits decreased by $1.7 million resulting in a net increase of $6.0 million. The net operating loss carryforward will be utilized in future periods by structuring more securitization transactions as taxable transactions.

June 30, 2001 Compared to June 30, 2000

    Total assets increased $172.2 million, or 29.0%, to $766.5 million at June 30, 2001 from $594.3 million at June 30, 2000 primarily due to increases in cash and cash equivalents, loans and leases available for sale, interest-only strips and servicing rights.

    Cash and cash equivalents increased $21.3 million, or 30.6% due to receipts from our sales of subordinated debt in excess of our cash needs.

    Loans and leases available for sale increased $37.5 million, or 82.0%, to $83.2 million from $45.7 million due to originations of $1,217.0 million and securitizations and whole loan sales of $1,178.4 million during the year ended June 30, 2001.

    Activity of our interest-only strips for fiscal 2001 and 2000 is detailed in the prior table. In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value the residual portion of our interest-only strips. See "-- Off-Balance Sheet Arrangements -- Securitizations" for a discussion of the discount rate and prepayment assumptions.

    Servicing rights increased $27.5 million, or 36.7%, to $102.4 million from $74.9 million at June 30, 2000, due to the recording of $47.5 million of mortgage servicing rights obtained in connection with loan securitizations, partially offset by amortization of servicing rights of $20.0 million for fiscal 2001.

    Total liabilities increased $167.5 million, or 31.5%, to $699.6 million from $532.2 million at June 30, 2000 due primarily to an increase in subordinated debt outstanding. For fiscal 2001 subordinated debt increased $147.3 million, or 37.7%, to $538.0 million due to sales of subordinated debt used for repayment of existing debt, loan originations, our operations, investments in systems and technology and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock. Subordinated debt was 10.4 times tangible equity at June 30, 2001, compared to 8.6 times as of June 30, 2000. See "--Liquidity and Capital Resources" for further information regarding outstanding debt. Accrued interest payable increased $14.8 million or 82.7%, to $32.7 million due to the higher level of subordinated debt and higher interest rates paid on subordinated debt.

    Deferred income taxes increased $8.2 million, or 35.9% to $31.0 million from $22.8 million at June 30, 2000. This increase was mainly due to the structuring of our first and second fiscal quarter securitizations as debt for tax transactions. In addition, the recognition of unrealized gains in the value of our interest-only strips, which are held as available for sale, are recorded as a component of other comprehensive income, net of deferred tax. The deferred tax on these unrealized gains was $3.3 million for fiscal 2001.

Managed Portfolio Quality

    The following table provides data concerning delinquency experience, real estate owned and loss experience for the managed loan and lease portfolio. See "-- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio and managed REO measures to our balance sheet. See "-- Deferment and Forbearance Arrangements" for the amounts of previously delinquent loans subject to these deferment and forbearance arrangements which are not included in this table if currently performing under the terms as revised (dollars in thousands):

                                                                                        June 30,
                                  March 31,           -----------------------------------------------------------------------------
                                    2003                       2002                       2001                       2000
                           -----------------------    -----------------------    -----------------------    -----------------------
  Delinquency by Type         Amount          %          Amount          %          Amount          %          Amount          %
-----------------------   -------------     ------   -------------     ------    -------------    ------    -------------    ------
Business Purpose Loans
Total managed
  portfolio ...........   $     392,228              $     361,638              $      300,192             $      221,546
                          =============              =============               =============              =============
Period of delinquency:
    31-60 days ........   $       5,526       1.41%  $       2,449       0.68%  $        3,460      1.15%  $          908      0.41%
    61-90 days ........           2,718       0.69           1,648       0.46            1,837      0.61            1,757      0.79
    Over 90 days ......          35,286       9.00          32,699       9.04           22,687      7.56           11,362      5.13
                          -------------     ------   -------------     ------    -------------    ------    -------------    ------
Total
  delinquencies .......   $      43,530      11.10%  $      36,796      10.17%  $       27,984      9.32%  $       14,027      6.33%
                          =============     ======   =============     ======    =============    ======    =============    ======
Total Managed REO .....   $       4,506              $       6,220              $        4,530             $        1,299
                          =============              =============               =============              =============
Home Equity Loans
Total managed
  portfolio ...........   $   3,073,392              $   2,675,559              $    2,223,429             $    1,578,038
                          =============              =============               =============              =============
Period of delinquency:
    31-60 days ........   $      47,809       1.56%  $      37,213       1.39%  $       16,227      0.73%  $        6,596      0.42%
    61-90 days ........          23,261       0.76          22,919       0.86           14,329      0.64            5,659      0.36
    Over 90 days ......         104,939       3.41          72,918       2.73           47,325      2.13           27,600      1.75
                          -------------     ------   -------------     ------    -------------    ------    -------------    ------
Total
  delinquencies .......   $     176,009       5.73%  $     133,050       4.97%  $       77,881      3.50%  $       39,855      2.53%
                          =============     ======   =============     ======    =============    ======    =============    ======
Total Managed REO .....   $      30,704              $      27,825              $       23,902             $       11,823
                          =============              =============               =============              =============
Equipment Leases
Total managed
  portfolio ...........   $      12,185              $      28,992              $       65,774             $      118,956
                          =============              =============               =============              =============
Period of delinquency:
    31-60 days ........   $         379       3.11%  $         411       1.42%  $          595      0.90%  $          475      0.40%
    61-90 days ........              89       0.73              93       0.32              206      0.31              478      0.40
    Over 90 days ......              85       0.70             423       1.46              347      0.53              992      0.83
                          -------------     ------   -------------     ------    -------------    ------    -------------    ------
Total
  delinquencies .......   $         553       4.54%  $         927       3.20%  $        1,148      1.74%  $        1,945      1.63%
                          =============     ======   =============     ======    =============    ======    =============    ======
Combined
Total managed
  portfolio ...........   $   3,477,805              $   3,066,189              $    2,589,395             $    1,918,540
                          =============              =============               =============              =============
Period of delinquency:
    31-60 days ........   $      53,714       1.55%  $      40,073       1.31%  $       20,282      0.78%  $        7,979      0.42%
    61-90 days ........          26,068       0.75          24,660       0.80           16,372      0.63            7,894      0.41
    Over 90 days ......         140,310       4.03         106,040       3.46           70,359      2.72           39,954      2.08
                          -------------     ------   -------------     ------    -------------    ------    -------------    ------
Total
  delinquencies .......   $     220,092       6.33%  $     170,773       5.57%  $      107,013      4.13%  $       55,827      2.91%
                          =============     ======   =============     ======    =============    ======    =============    ======
Total managed REO .....   $      35,210       1.01%  $      34,045       1.11%  $       28,432      1.10%  $       13,122      0.68%
                          =============     ======   =============     ======    =============    ======    =============    ======
Losses experienced
  during the period(a)(b)
    Loans .............   $      22,117       0.91%  $      15,478       0.56%  $       10,886      0.50%  $        3,319      0.25%
                                            ======                     ======                     ======                     ======
    Leases ............             442       2.95%          1,415       3.20%           1,003      1.20%           1,339      1.04%
                          -------------     ======   -------------     ======    -------------    ======    -------------    ======
    Total losses ......   $      22,559       0.92%  $      16,893       0.60%  $       11,889      0.53%  $        4,658      0.31%
                          =============     ======   =============     ======    =============    ======    =============    ======

(a) Percentage for March 31, 2003 based on annualized losses and average managed portfolio.

(b) Losses recorded on our books were $12.6 million ($5.8 million from charge-offs through the provision for loan losses and $6.8 million for write downs of REO) and losses absorbed by loan securitization trusts were $9.9 million for the nine months ended March 31, 2003. Losses recorded on our books were $9.0 million ($4.4 million from charge-offs through the provision for loan losses and $4.6 million for write downs of REO) and losses absorbed by loan securitization trusts were $7.9 million for the year ended June 30, 2002. Losses recorded on our books were $7.1 million ($4.0 million from charge-offs through the provision for loan losses and $3.1 million for write downs of REO) and losses absorbed by loan securitization trusts were $4.8 million for fiscal 2001. Losses recorded on our books were $2.1 million ($1.5 million from charge-offs through the provision for loan losses and $0.6 million for write downs of REO) and losses absorbed by loan securitization trusts were $2.6 million for fiscal 2000. Losses recorded on our books include losses for loans we hold as available for sale or REO and loans repurchased from securitization trusts.

    The following table summarizes key delinquency statistics related to loans, leases and REO recorded on our balance sheet and their related percentage of our available for sale portfolio (dollars in thousands):

                                                                                                        June 30,
                                                                      March 31,      ----------------------------------------------
                                                                        2003             2002             2001            2000
                                                                    -------------    -------------   -------------    -------------
Delinquent loans and leases on balance sheet (a)................     $     5,992     $       5,918   $       3,382    $       2,952
% of on balance sheet loan and lease receivables................            11.7%             10.5%            3.9%             6.5%

Loans and leases in non-accrual status on balance sheet (b).....     $     5,905     $       6,991   $       4,514    $       4,302
% of on balance sheet loan and lease receivables................            11.5%             12.3%            5.1%             9.5%

Allowance for losses on available for sale loans and leases.....     $     1,953     $       3,705   $       2,480    $       1,289
% of available for sale loans and leases........................             3.6%              6.6%            2.9%             2.8%

Real estate owned on balance sheet..............................     $     6,348     $       3,784   $       2,322    $       1,659

---------------

(a) Delinquent loans and leases are included in total delinquencies in the previously presented "Managed Portfolio Quality" table. Included in total delinquencies are loans in non-accrual status of $5.6 million, $5.6 million, $3.2 million, and $2.3 million at March 31, 2003, June 30, 2002, 2001, and 2000, respectively.

(b) It is our policy to suspend the accrual of interest income when a loan is contractually delinquent for 90 days or more. Non-accrual loans and leases are included in total delinquencies in the previously presented "Managed Portfolio Quality" table.

    Deferment and Forbearance Arrangements. Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure or repossession if reasonably possible. From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary financial setbacks, that adversely affect their ability to continue payments on their loan for some period of time. To assist borrowers during these periods who have been unable to comply with all payment obligations under their mortgage loan documents and who, through contact with us, express a willingness to restore their good standing under those documents, we may offer to enter into a deferment or forbearance arrangement with the borrower, depending on whether the borrower's circumstances qualify them for use of one of these arrangements. When economic conditions, such as those that exist at the present time, cause the value of the real estate securing our loans to rise, thereby lowering loan-to-value ratios, we are able to be more accommodating to borrowers who request a deferment or forbearance arrangement as relief from their temporary financial hardship.

    These arrangements permit us to reset the contractual status of a loan in our managed portfolio from delinquent to current based upon evidence, which in our judgment indicates a significant potential for eventual resumption of contractual payments.

    In a deferment arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the delinquent loan payments. The borrower must repay the advances either at maturity of the loan or on a monthly payment plan. Borrowers must provide written documentation outlining their hardship and requesting deferment. Other principal guidelines applicable to the deferment process are: (i) the borrower may have up to six payments deferred during the life of the loan and must have a history demonstrating the ability and intent to repay in post-deferment periods; (ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six timely payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment request.

    In a forbearance arrangement, we also make advances to a securitization trust on behalf of the borrower in amounts equal to the payments in default.
The borrower must repay the advances in addition to their regular monthly payment until the advances are paid in full and the borrower must exhibit the ability to remit post-forbearance payments in a timely manner. A forbearance is part of a formal agreement in which the borrower must execute a deed in lieu of foreclosure, subject to exceptions based on local laws and regulations and individual borrower circumstances. We retain the unrecorded deed in safekeeping until such time as the entire advance amount is repaid. If the borrower subsequently defaults before repaying the advances in full, we have the option to record the deed after providing proper notification to the borrower and a reasonable period of time to cure. The recording of the deed allows us to proceed with a deed in lieu of foreclosure action, which is typically less complex and less costly than a foreclosure action. Other principal guidelines applicable to the forbearance process are: (i) the subject loan must be at least nine months old; (ii) the loan must be a minimum of two payments delinquent and it is preferred that the deferment option be exhausted prior to the initiation of a forbearance process; and (iii) the borrower must not have excessive liens against the real estate securing the loan.

    We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of the arrangements depends upon a new credit decision, our view of prevailing economic conditions and an individual's circumstances, which vary from borrower to borrower. Because deferral and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We continually review and assess the policies and practices to make sure they are in alignment with the goals we have set for them. We modify or permit exceptions to the policies and practices from time to time and from one reporting period to another.

    In most cases, a loan is considered current if the borrower immediately begins payment under the terms of the deferment or forbearance arrangement and we do not reflect it as a delinquent loan in our delinquency statistics, although if the agreed terms are not adhered to by the borrower, the account status may be reversed and collection actions resumed.

    The following table presents, as of the end of our last four quarters, information regarding loans under deferment and forbearance arrangements, which are reported as current loans since they were performing pursuant to their revised terms and thus not included in delinquencies in the delinquency table (dollars in thousands):

                                                                 Cumulative Unpaid Principal Balance
                                                       --------------------------------------------------------
                                                                                                                         % of
                                                            Under                Under                                  Managed
                                                          Deferment           Forbearance           Total(a)           Portfolio
                                                       ----------------    ----------------    ----------------    ----------------
June 30, 2002......................................    $         64,958    $         73,705    $        138,662          4.52%
September 30, 2002.................................              67,282              76,649             143,931          4.50
December 31, 2002..................................              70,028              81,585             151,613          4.55
March 31, 2003.....................................              85,205              84,751             169,955          4.89

---------------

(a) Included in cumulative unpaid principal balance are loans with arrangements that were entered into longer than twelve months ago. At March 31, 2003, there was $35.5 million of cumulative unpaid principal balance under deferment arrangements and $30.2 million of cumulative unpaid principal balance under forbearance arrangements that were entered into prior to April 2002.

    Additionally, there are loans under deferment and forbearance arrangements which have returned to delinquent status. At March 31, 2003 there was $22.6 million of cumulative unpaid principal balance under deferment arrangements and $48.8 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more.

    During the quarter ended March 31, 2003, we experienced a pronounced increase in the number of borrowers requesting a deferment or forbearance arrangement and in light of the weakened economic environment we made use of deferment arrangements to a greater degree than in prior periods. We currently expect this condition to be temporary and will attempt to actively manage the loan accounts under deferment arrangements to maximize our chances for full recovery of the borrowed amount while still accommodating borrower needs during their period of hardship.

    The following table presents the amount of unpaid principal balance of loans that entered into a deferment or forbearance arrangement in the first three quarters of fiscal 2003 (dollars in thousands):

                                                                 Unpaid Principal Balance Impacted by
                                                                             Arrangements
                                                       --------------------------------------------------------
                                                                                                                         % of
                                                             Under               Under                                  Managed
Quarter Ended:                                             Deferment          Forbearance            Total             Portfolio
                                                       ----------------    ----------------    ----------------    ----------------
September 30, 2002.................................    $         11,619    $         23,564    $         35,183          1.10%
December 31, 2002..................................              17,015              27,004              44,018          1.32
March 31, 2003.....................................              37,117              28,051              65,168          1.87


    Delinquent loans and leases. Total delinquencies (loans and leases with payments past due greater than 30 days, excluding REO) in the total managed portfolio were $220.1 million at

March 31, 2003 compared to $170.8 million, $107.0 million and $55.8 million at June 30, 2002, 2001 and 2000, respectively. Total delinquencies as a percentage of the total managed portfolio were 6.33% at March 31, 2003 compared to 5.57%, 4.13% and 2.91% at June 30, 2002, 2001 and 2000, respectively. The increase in delinquencies and delinquency percentages in fiscal 2003 and 2002 were mainly due to the impact on our borrowers of continued uncertain economic conditions, which may include the reduction in other sources of credit to our borrowers and the seasoning of the managed portfolio. These factors have resulted in a significant increase in the usage of deferment and forbearance activities. In addition, the delinquency percentage has increased due to increased prepayment rates resulting from refinancing activities. Refinancing is not typically available to delinquent borrowers, and therefore the remaining portfolio is experiencing a higher delinquency rate. A decrease in the growth of the origination of new loans also contributed to the increase in the delinquency percentage in fiscal 2003 and 2002 from 2001. The increase in delinquencies and delinquency percentages in fiscal 2001 from 2000 was mainly due to the seasoning of the managed portfolio together with the slowing of the growth in the origination of new loans and the resulting slow down of the growth of the managed portfolio. As the managed portfolio continues to season, and if our economy continues to lag or worsen, the delinquency rate may continue to increase. Delinquent loans and leases held as available for sale on our balance sheet increased from $3.4 million at June 30, 2001 to $5.9 million at June 30, 2002 and $6.0 million at March 31, 2003 primarily due to repurchases of loans from our mortgage securitization trusts.

      Real estate owned. Total REO, comprising foreclosed properties and deeds acquired in lieu of foreclosure, increased to $35.2 million, or 1.01% of the total managed portfolio at March 31, 2003 compared to $34.0 million, or 1.11% at June 30, 2002, $28.4 million, or 1.10% at June 30, 2001, and $13.1 million, or
0.68%, at June 30, 2000. The increase in the volume of REO was mainly due to the growth and seasoning of the managed portfolio together with a concerted effort by management to reduce the time a loan remains in seriously delinquent status until the sale of an REO property. The acceleration of the foreclosure process had caused a substantial increase in the balance of properties classified as REO during fiscal 2001. We have implemented processes to decrease the cycle time in the disposition of REO properties. Part of this strategy includes bulk sales of REO properties as evidenced by the leveling of REO as a percentage of the managed portfolio. Reducing the time properties are carried reduces carrying costs for interest on funding the cost of the property, legal fees, taxes, insurance and maintenance related to these properties. As our portfolio seasons and if our economy continues to lag or worsen, the REO balance may continue to increase. REO held by us on our balance sheet increased from $2.3 million at June 30, 2001 to $3.8 million at June 30, 2002 and $6.3 million at March 31, 2003 primarily due to repurchases of foreclosed loans from our mortgage securitization trusts.

    Loss experience. During the nine months ended March 31, 2003, we experienced net loan and lease charge-offs in the total managed portfolio of $22.6 million or 0.92% on an annualized basis. During the year ended June 30, 2002, we experienced net loan and lease charge-offs in the total managed portfolio of $16.9 million, or 0.60% of the total managed portfolio. During fiscal 2001, we experienced net loan and lease charge-offs in the total managed portfolio of $11.9 million, or 0.53% of the average total managed portfolio. For fiscal 2000, net loan and lease charge-offs in the total managed portfolio were $4.7 million, or 0.31% of the average total managed portfolio. Principal loss severity experience on delinquent loans generally has ranged from 10% to 30% of principal and loss severity experience on REO generally has ranged from 25% to 40% of principal. The increase in net charge-offs from the prior periods were due to a larger volume of loans and leases that became delinquent, and or, were liquidated during the period as well as the seasoning of the managed portfolio. As noted above, we have attempted to reduce the time a loan remains in seriously delinquent status until the sale of an REO property in order to reduce carrying costs on the property. The increase in the charge-off percentage was partially offset by reductions in our carrying costs due to the acceleration of the timing of the disposition of REO. See "-- Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts" for further detail of loan repurchase activity. See "-- Off-Balance Sheet Arrangements -- Securitizations" for more detail on credit loss assumptions used to estimate the fair value of our interest-only strips and servicing rights compared to actual loss experience.

    Real estate values have generally continued to increase in recent periods and their increases have exceeded the rate of increase of many other types of investments in the current economy. If in the future this trend reverses and real estate values begin to decline our loss severity could increase. See "Risk Factors -- A decline in the value of the collateral securing our loans could result in an increase in losses on foreclosure, which could reduce our profitability and limit our ability to repay our subordinated debt" for further detail of the effect that declining real estate values could have on our business.

Interest Rate Risk Management

    A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in interest rate swap yields, U.S. Treasury yields, one-month LIBOR yields and the interest rate spread between the effective rate of interest received on loans available for sale or securitized (all fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through interest rate to investors for interests issued in connection with securitizations. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans and maintain our profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans available for sale, interest-only strips, servicing rights and subordinated debt). We would address this challenge by carefully monitoring our product pricing, the actions of our competition and market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible.

    A component of our interest rate risk exposure relates to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The structure of certain securitization trusts includes a floating interest rate certificate, which pays interest based on one-month LIBOR plus an interest rate spread. Floating interest rate certificates in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders.

    A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor interest rate spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates.

In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debt, and by reducing interest rate spreads on our securitized loans, which would reduce our cash flows. See "-- Liquidity and Capital Resources" for a discussion of both long and short-term liquidity.

    Interest Rate Sensitivity. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Off-Balance Sheet Arrangements -- Securitizations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):

                                                                    Amount Maturing After March 31, 2003
                                          -----------------------------------------------------------------------------------------
                                          Months      Months      Months     Months      Months      There-                  Fair
                                          1 to 12    13 to 24    25 to 36   37 to 48    49 to 60     after       Total      Value
                                         --------    --------    --------   --------    --------    --------   --------    --------
Rate Sensitive Assets:
Loans and leases available for
  sale (a)............................   $ 46,986    $     73    $     80   $     88    $     97    $  5,327   $ 52,651    $ 53,265
Interest-only strips .................    127,407     130,263     125,011    109,418      90,043     317,028    899,170     609,891
Servicing rights .....................     42,754      33,970      26,764     20,948      16,402      53,101    193,939     132,925
Investments held to maturity .........        215         253         424         --          --          --        892         935

Rate Sensitive Liabilities:
Fixed interest rate borrowings .......   $365,866    $146,685    $130,361   $ 27,097    $ 14,685    $ 26,406   $711,100    $710,051
Average interest rate ................       9.32%       9.19%       9.34%      9.84%       9.88%      11.32%      9.82%
Variable interest rate borrowings ....   $  5,862    $      3    $     30   $     --    $      5    $     --   $  5,900    $  5,900
Average interest rate ................       2.80%       3.08%       3.08%      3.08%       3.08%       3.08%      2.80%

---------------

(a) For purposes of this table, all loans and leases which qualify for securitization are reflected as maturing within twelve months, since loans and leases available for sale are generally held for less than three months prior to securitization.

    Loans Available for Sale. Gain on sale of loans may be unfavorably impacted to the extent we hold fixed interest rate available for sale mortgage loans prior to sale. A significant variable affecting the gain on sale of loans in a securitization is the interest rate spread between the average interest rate on fixed interest rate loans and the weighted-average pass-through interest rate to investors for interests issued in connection with the securitization. Although the average loan interest rate is fixed at the time the loan is originated, the pass-through interest rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Generally, the period between loan origination and pricing of the pass-through interest rate is less than three months. If market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor could have a material adverse effect on our results of operations and financial condition. We estimate that each 0.1% reduction in the interest rate spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.22%. See "-- Strategies for Use of Derivative Financial Instruments" for further detail of our interest rate risk management for available for sale loans.

    Interest-Only Strips and Servicing Rights. A portion of the certificates issued to investors by certain securitization trusts are floating interest rate certificates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating interest rate certificates. At March 31, 2003, $142.1 million of debt issued by loan securitization trusts was floating interest rate certificates based on one-month LIBOR, representing 4.4% of total debt issued by loan securitization trusts. In accordance with accounting principles generally accepted in the United States of America, the changes in fair value are generally recognized as part of net adjustments to other comprehensive income, which is a component of retained earnings. As of March 31, 2003, the interest rate sensitivity for $60.8 million of floating interest rate certificates issued by securitization trusts are managed with an interest rate swap contract effectively fixing our cost for this debt. See "-- Strategies for Use of Derivative Financial Instruments" for further detail. In addition, the interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 Trust is managed by an interest rate cap which was entered into by the Trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down.

    A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business loans and home equity loans, where permitted by law. Currently, approximately 90-95% of business loans and 85-90% of home equity loans in the total managed portfolio are subject to prepayment fees. However, higher than anticipated rates of loan prepayments could result in a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. We perform revaluations of our interest-only strips and servicing rights on a quarterly basis. As part of the revaluation process, we monitor the assumptions used for prepayment rates against actual experience, economic conditions and other factors and we adjust the assumptions, if warranted. See "-- Off-Balance Sheet Arrangements -- Securitizations" for further information regarding these assumptions and the impact of prepayments during this period.

    Subordinated Debt. We also experience interest rate risk to the extent that as of March 31, 2003 approximately $345.2 million of our liabilities were comprised of fixed interest rate subordinated debt with scheduled maturities of greater than one year. To the extent that market interest rates demanded on subordinated debt increase in the future, the interest rates paid on replacement debt could exceed interest rates currently paid thereby increasing interest expense and reducing net income.

    Strategies for Use of Derivative Financial Instruments. All derivative financial instruments are recorded on the balance sheet at fair value with realized and unrealized gains and losses included in the statement of income in the period incurred.

Hedging activity

    From time to time, we utilize derivative financial instruments in an attempt to mitigate the effect of changes in interest rates between the date loans are originated and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced. Generally, the period between loan origination and pricing of the pass-through interest rate is less than three months. Derivative financial instruments we use for hedging changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans or our residual interests in mortgage loans in our mortgage conduit facility, which we would expect to be included in a term securitization at a future date. The mortgage loans and mortgage loans underlying residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. We may hedge potential interest rate changes in interest rate swap yield curves with interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. This practice has provided strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative financial instruments is based on quoted market prices. The fair value of the items hedged is based on current pricing of these assets in a securitization. Cash flow related to hedging activities is reported as it occurs. The effectiveness of our hedges is continuously monitored. If correlation did not exist, the related gain or loss on the hedged item would no longer be recognized as an adjustment to income.

    In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in the fair value will be recognized in earnings immediately.

    SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

    We recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedges for the nine-month periods ended March 31, 2003 and 2002 and year ended June 30, 2002, 2001 and 2000. Any ineffectiveness related to hedging transactions during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in millions):

                                                                Nine Months Ended                        Year Ended
                                                                    March 31,                             June 30,
                                                            --------------------------    -----------------------------------------
                                                               2003           2002           2002           2001           2000
                                                            -----------    -----------    -----------    -----------    -----------
Offset by gains and losses recorded on securitizations:
Losses on derivative financial instruments..............    $      (3.8)   $      (4.9)   $      (9.4)   $      (4.3)   $      (2.1)
Offset by gains and losses recorded on the fair value
  of hedged items:
Losses on derivative financial instruments..............           (3.1)            --             --             --             --
Amount settled in cash - paid...........................           (5.0)          (4.9)          (9.4)          (4.3)          (2.1)


    At March 31, 2003 outstanding forward starting interest rate swap contracts accounted for as hedges and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                                Notional         Unrealized
                                                                 Amount             Loss
                                                              -------------     -------------
             Forward starting interest rate swaps.........   $       47,497           $ 2,809


    The sensitivity of forward starting interest rate swap contracts held as hedges as of March 31, 2003 to a 0.1% change in market interest rates is $0.1 million.

Trading activity

    Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, we have entered into derivative financial instrument contracts which we have not designated as hedges in accordance with accounting principles generally accepted in the United States of America and were therefore accounted for as trading assets or liabilities. During the three and nine months ended March 31, 2003, we used interest rate swap contracts to protect the future securitization spreads on loans in our pipeline. Loans in the pipeline represent loan applications for which we are in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments. We believed there was a greater chance that market interest rates we would obtain on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread we could earn in the event of rising rates. However due to a decline in market interest rates during the period the contracts were in place, we recorded the following losses on forward starting interest rate swap contracts, which were used to manage interest rate risk on loans in our pipeline and were therefore classified as trading for the three and nine-month periods ended March 31, 2003 and 2002. There were no open derivative contracts classified as trading for the year ended June 30, 2002, 2001 and 2000 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR (in thousands):

                                                             Nine Months Ended
                                                                  March 31,
                                                     -------------------------------
                                                          2003             2002
                                                      -------------    -------------
    Trading losses on forward starting interest
      rate swaps.................................    $       (3,708)  $           --
    Amount settled in cash - paid................            (2,671)              --


    At March 31, 2003 outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans in our pipeline and associated unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                        Notional        Unrealized
                                                         Amount            Loss
                                                      -------------    -------------
    Forward starting interest rate swaps.........    $       72,503   $           22


    The sensitivity of the forward starting interest rate swap contracts held as trading as of March 31, 2003 to a 0.1% change in market interest rates is $0.3 million.

    In addition, for the nine-month period ended March 31, 2003 and year ended June 30, 2002, respectively, we recorded losses of $1.1 million and $0.7 million on an interest rate swap contract which is not designated as an accounting hedge. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The loss on the swap contract was due to decreases in the interest rate swap yield curve during the period the contract was in place. Of the losses recognized during the nine-month and one year periods, $0.3 million and $0.5 million were unrealized losses representing the net change in the fair value of the contract during the period and $0.8 million and $0.2 million were cash losses. The cumulative net unrealized loss of $0.5 million is included as a trading liability in Other liabilities. Terms of the interest rate swap contract at March 31, 2003 were as follows (dollars in thousands):

    Notional amount ...............................................   $       66,412
    Rate received - Floating (a) ..................................             1.34%
    Rate paid - Fixed .............................................             2.89%
    Maturity date .................................................       April 2004
    Unrealized loss ...............................................   $          755
    Sensitivity to 0.1% change in interest rates ..................   $           30

---------------

(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate certificate at the end of the period.

    Derivative transactions are measured in terms of a notional amount, but this notional amount is not carried on the balance sheet. The notional amount is not exchanged between counterparties to the derivative financial instrument, but is only used as a basis to determine fair value, which is recorded on the balance sheet and to determine interest and other payments between the counterparties. Our exposure to credit risk in a derivative transaction is represented by the fair value of those derivative financial instruments in a gain position. We attempt to manage this exposure by limiting our derivative financial instruments to those traded on major exchanges and where our counterparties are major financial institutions. At March 31, 2003, we held no derivative financial instruments in a gain position.

    In the future, we may expand the types of derivative financial instruments we use to hedge interest rate risk to include other types of derivative contracts. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. Hedging involves transaction and other costs that could increase as the period covered by the hedging protection increases. Although it is expected that such costs would be offset by income realized from securitizations in that period or in future periods, we may be prevented from effectively hedging fixed interest rate loans held for sale without reducing income in current or future periods. In addition, while Eurodollar rates, interest rate swap yield curves and the pass-through interest rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions (e.g., the so-called Russian Crisis in the later part of 1998).

Liquidity and Capital Resources

    Liquidity and capital resource management is a process focused on providing the funding to meet our short and long-term cash needs. We have used a substantial portion of our funding sources to build our managed portfolio and investments in securitization residual assets with the expectation that they will generate sufficient cash flows in the future to cover our operating requirements, including repayment of maturing subordinated debt. Our cash needs change as the managed portfolio grows, as our interest-only strips grow and release more cash, as subordinated debt matures, as operating expenses change and as revenues increase. Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Our cash requirements include funding loan originations and capital expenditures, repaying existing subordinated debt, paying interest expense and operating expenses, and in connection with our securitizations, funding overcollateralization requirements and servicer obligations. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets (although no acquisitions are currently contemplated).

    Following is a summary of future payments required on our contractual obligations as of March 31, 2003 (in thousands):

                                                                              Payments Due by Period
                                                -----------------------------------------------------------------------------------
                                                                   Less than          1 to 3            4 to 5          More than
Contractual Obligations                             Total            1 year            years            years            5 years
 -------------------------------------------    -------------     -------------    -------------     -------------    -------------
Subordinated debt ..........................   $     710,218     $      364,984   $      277,046    $       41,782   $       26,406
Accrued interest - subordinated debt (a) ...           45,450            23,776           15,923             2,240            3,511
Warehouse and operating lines of credit ....            5,900             5,900               --                --               --
Capitalized lease (b) ......................              882               311              571                --               --
Operating leases (c) .......................           55,406             2,104            9,422            10,499           33,381
Services and equipment (d) .................           10,542            10,542               --                --               --
                                                -------------     -------------    -------------     -------------    -------------
Total obligations ..........................   $      828,398    $      407,617   $     302,962     $       54,521   $       63,298
                                                =============     =============    =============     =============    =============


(a) This table reflects interest payment terms elected by subordinated debt holders as of March 31, 2003. In accordance with the terms of the subordinated debt offering, subordinated debt holders have the right to change the timing of the interest payment on their notes once during the term of their investment.

(b) Amounts include principal and interest.

(c) Amounts include lease for office space assuming a July 1, 2003 start date. Actual start date is dependent upon various factors and may be different from assumed date.

(d) Amounts related to the relocation of our corporate headquarters. The provisions of the lease, local and state grants will provide us with reimbursement of a substantial amount of these payments.

    The following discussion of liquidity and capital resources should be read in conjunction with the discussion contained in "-- Application of Critical Accounting Policies."

    When loans are sold through a securitization, we retain the rights to service the loans. Servicing loans obligates us to advance interest payments for delinquent loans under certain circumstances and allows us to repurchase a limited amount of delinquent loans from securitization trusts. See "Off-Balance Sheet Arrangements," "Off-Balance Sheet Arrangements -- Securitizations" and "-- Off-Balance Sheet Arrangements -- Trigger Management" for more information on how the servicing of securitized loans effects requirements on our capital resources and cash flow.

    Cash flow from operations, the issuance of subordinated debt and lines of credit fund our operating cash needs. Loan originations are funded through borrowings against warehouse credit facilities and sales into an off-balance sheet facility. Each funding source is described in more detail below.

    Cash flow from operations. One of our corporate goals is to achieve positive cash flow from operations. However, we cannot be certain that we will achieve our projections regarding declining negative cash flow or positive cash flow from operations. The achievement of this goal is dependent on our ability to:

        o Manage levels of securitizations to maximize cash flows received at closing and subsequently from interest-only strips and servicing rights;

        o Continue to grow a portfolio of mortgage loans which will generate income and cash flows through our servicing activities and the residual interests we hold in the securitized loans;

        o Manage the mixture of whole loan sales and securitization transactions to maximize cash flow and economic value;

        o Build on our established approaches to underwriting loans, servicing and collecting loans and managing credit risks in order to control delinquency and losses;

        o Continue to invest in technology and other efficiencies to reduce per unit costs in our loan originations and servicing process; and

        o      Control overall expense increases.

    Our cash flow from operations is negatively impacted by a number of factors. The growth of our loan originations negatively impacts our cash flow from operations because we must bear the expenses of the origination, but generally do not recover the cash outflow from these expenses until we securitize or sell the underlying loans. With respect to loans securitized, we may be required to wait more than one year to begin recovering the cash outflow from loan origination expenses through cash inflows from our residual assets retained in securitization. A second factor, which negatively impacts our cash flow, is an increase in market interest rates. If market interest rates increase, the interest rates that investors will demand on the certificates issued in future securitizations will also increase. The increase in interest rates paid to investors reduces the cash we will receive from interest-only strips created in future securitizations. Although we may have the ability in a rising interest rate market to charge higher loan interest rates to our borrowers, competition, laws and regulations and other factors may limit or delay our ability to do so.

    Cash flow from operations for the nine months ended March 31, 2003 was a negative $41.5 million compared to negative $21.0 million for the first nine months of fiscal 2002. Negative cash flow from operations increased $20.5 million, or 97.8%, for the nine months ended March 31, 2003 from the nine months ended March 31, 2002 mainly due to increases in the repurchases of securitized loans to avoid delinquency triggers, the funding of $3.8 million in initial overcollateralization from the proceeds of our December 2002 securitization and $2.8 million for the settlement of derivative contracts. Increases in the proceeds from our securitizations from the sale of notional bonds and increases in the cash flow from interest-only strips in the first nine months of fiscal 2003 were offset by increases in operating expenses, mainly general and administrative expenses to service and collect the larger managed portfolio.

    Negative cash flow from operations was $0.2 million for the third quarter of fiscal 2003, compared to negative cash flow from operations of $32.8 million the second quarter of fiscal 2003, a decrease of $32.5 million. This decrease was mainly due to the receipt of $13.8 million of proceeds during the third quarter from the liquidation of impaired loans and REO that we had repurchased from securitization trusts in prior periods. Also contributing was a $5.1 million increase in the amount of cash we received at the closing of our third quarter securitization resulting from a $1.3 million increase in the proceeds from the sale of notional bonds over the second quarter and reduced initial overcollateralization from the second quarter when we were required to fund $3.8 million of overcollateralization from the proceeds of that quarter's securitization. The amount of cash that we received in the third quarter's securitization was also higher because the larger size of that securitization required us to reduce the amount of securitizable loans available for sale on our balance sheet by approximately $8.3 million. The amount of cash we receive and the amount of overcollateralization we are required to fund at the closing of our securitizations is dependent upon a number of factors including market factors over which we have no control. Although we expect negative cash flow from operations to continue and fluctuate in the foreseeable future, our goal is to continue to reduce our negative cash flow from operations from historical levels. We believe that if our business projections prove accurate, our cash flow from operations will become positive. However, negative cash flow from operations in the current fiscal year may continue to increase from fiscal 2002 levels because due to the nature of our operations, we generally expect the level of cash flow from operations to fluctuate.

    As was previously discussed, during the six quarters ended March 31, 2003, our actual prepayment experience on our managed portfolio was generally higher than our average historical levels for prepayments. Prepayments result in decreases in the size of our managed portfolio and decreases in the expected future cash flows to us from our interest-only strips and servicing rights. However, due to the favorable interest rate spreads, favorable initial overcollateralization requirements and levels of cash received at closing on our more recent securitizations we do not believe our recent increase in prepayment experience will have a significant impact on our expected cash flows from operations in the future.

    Other factors could negatively affect our cash flow and liquidity such as increases in mortgage interest rates, legislation or other economic conditions which may make our ability to originate loans more difficult. As a result, our costs to originate loans could increase or our volume of loan originations could decrease.

    Credit facilities. Borrowings against warehouse credit facilities represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans we pledge to the lender. These credit facilities provide the primary funding source for loan originations. The ultimate sale of the loans through securitization or whole loan sale generates the cash proceeds necessary to repay the borrowings under the warehouse facilities. We also have a committed mortgage conduit facility, which enables us to sell our loans into an off-balance sheet facility. In addition, we have the availability of revolving credit facilities, which may be used to fund our operations. These credit facilities are generally extended for a one-year term before the renewal of the facility must be re-approved by the lender. We periodically review our expected future credit needs and negotiate credit commitments for those needs as well as excess capacity in order to allow us flexibility in the timing of the securitization of our loans.

    The following is a description of the warehouse and operating lines of credit and mortgage conduit facilities, which were available to us at March 31, 2003 (in thousands):

                                                                                                    Amount              Amount
                                                                               Facility          Utilized On-       Utilized Off-
                                                                                Amount          Balance Sheet       Balance Sheet
                                                                           ----------------    ----------------    ----------------
Revolving credit and conduit facilities:
    Mortgage conduit facility, expiring July 2003 (a) .................    $        300,000    $             Na    $         29,528
    Warehouse revolving line of credit, expiring November 2003 (b) ....             200,000                  --                  Na
    Warehouse and operating revolving line of credit, expiring
      December 2003 (c) ...............................................              50,000               5,862                  Na
    Warehouse revolving line of credit, expiring October 2003 (d) .....              25,000                  --                  Na
    Operating revolving line of credit, expiring January 2004 (e) .....               1,200                  --                  Na
                                                                           ----------------    ----------------    ----------------
Total revolving credit facilities......................................             576,200               5,862              29,528
Other facilities:
    Commercial paper conduit for lease production, maturity
      matches underlying leases (f) ...................................                 199                  38                 161
    Capitalized leases, maturing January 2006 (g)  ....................                 882                 882                  Na
                                                                           ----------------    ----------------    ----------------
Total credit facilities................................................    $        577,281    $          6,782    $         29,689
                                                                           ================    ================    ================

---------------

Na - not applicable for facility

(a) $300.0 million mortgage conduit facility. The facility provides for the sale of loans into an off-balance sheet facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. See "-- Application of Critical Accounting Policies" for further discussion of the off-balance sheet features of this facility.

(b) $200.0 million warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC. $100.0 million of this facility is continuously committed for the term of the facility while the remaining $100.0 million of the facility is available at Credit Suisse's discretion. The interest rate on the facility is based on one-month LIBOR plus a margin. Advances under this facility are collateralized by pledged loans.

(c) $50.0 million warehouse and operating credit facility which includes a sublimit for a letter of credit to secure lease obligations for corporate office space with JPMorgan Chase Bank. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. The amount of the letter of credit was $8.0 million at March 31, 2003 and will vary over the term of the lease. Obligations under the facility are collateralized by pledged loans, REO, and advances to securitization trusts. Advances on this line for general operating purposes are limited to $5.0 million and are collateralized by our Class R Certificate of the ABFS Mortgage Loan Trusts 1997-2, 1998-1 and 1998-3.

(d) $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreements. Interest rates on the advances are based on one-month LIBOR plus a margin. The obligations under this agreement are collateralized by pledged loans.

(e) $1.2 million revolving line of credit facility from Firstrust Savings Bank. The obligations under this facility are collateralized by the cash flows from our investment in the ABFS 99-A lease securitization trust. The interest rate on the advances from this facility is one-month LIBOR plus a margin.

(f) The commercial paper conduit for lease production provided for sale of equipment leases using a pooled securitization. After January 2000, the facility was no longer available for sales of equipment leases.

(g) Capitalized leases, imputed interest rate of 8.0%, collateralized by computer equipment.

    The warehouse credit agreements require that we maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio limits that we must meet as a condition to drawing on a particular line of credit. At March 31, 2003, we were in compliance with the terms of all financial covenants. Some of our financial covenants have minimal flexibility and we cannot say with certainty that we will continue to comply with the terms of all debt covenants. If we do not comply with the debt covenants in one of our credit facilities, we can utilize excess capacity in our other credit facilities for loan funding, request a waiver from our lender or request a renegotiation of the terms of the agreement in order to allow us to continue to draw down on the facility. There can be no assurance that a waiver or modification of terms would be granted us should one be requested in the future.

    Subordinated debt securities. The issuance of subordinated debt funds the majority of our remaining operating cash requirements. We rely significantly on our ability to issue subordinated debt since our cash flow from operations is not sufficient to meet these requirements. In order to expand our businesses we have issued subordinated debt to partially fund growth and to partially fund maturities of subordinated debt. In addition, at times we may elect to utilize proceeds from the issuance of subordinated debt to fund loans instead of using our warehouse credit facilities, depending on our determination of liquidity needs. During the nine months ended March 31, 2003, subordinated debt increased by $54.5 million, net of redemptions compared to an increase of $102.8 million in the first nine months of fiscal 2002. The reduction in the level of subordinated debt sold was a result of our focus on becoming cash flow positive and reducing our reliance on subordinated debt.

    We registered $315.0 million of subordinated debt under a registration statement, which was declared effective by the Securities and Exchange Commission on October 3, 2002. Of the $315.0 million, $187.5 million of this debt was available for future issuance as of March 31, 2003.

    We intend to meet our obligation to repay such debt and interest as it matures with cash flow from operations, cash flows from interest-only strips and cash generated from additional debt financing. The utilization of funds for the repayment of such obligations should not adversely affect operations. Our unrestricted cash balances are sufficient to cover approximately 19.1% of the $388.8 million of subordinated debt and accrued interest maturities due within one year. Unrestricted cash balances were $74.4 million at March 31, 2003, compared to $99.6 million at June 30, 2002 and $122.9 million at March 31, 2002.

    The current low interest rate environment has provided an opportunity to reduce the interest rates offered on our subordinated debt. The weighted-average interest rate of our subordinated debt issued in the month of March 2003 was 7.27%, compared to debt issued in March 2002, which had a weighted- average interest rate of 7.85%. Debt issued at our peak rate, which was in February 2001, was at a rate of 11.85%. Our ability to further decrease the rates offered on subordinated debt, or maintain the current rates, depends on market interest rates and competitive factors among other circumstances. The weighted average remaining maturity of our subordinated debt at March 2003 was 18 months compared to 17 months at March 2002.

    Sales into special purpose entities and off-balance sheet facilities. We rely significantly on access to the asset-backed securities market through securitizations to provide permanent funding of our loan production. We also retain the right to service the loans. Residual cash from the loans after required principal and interest payments are made to the investors provide us with cash flows from our interest-only strips. It is our expectation that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt and our operating cash needs. See "-- Off-Balance Sheet Arrangements" for further detail of our securitization activity and effect of securitizations on our liquidity and capital resources.

    Other liquidity considerations. In December 2002, our shareholders approved an amendment to our Certificate of Incorporation to increase the number of shares of authorized preferred stock from 1.0 million shares to 3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

    A failure to renew or obtain adequate funding under a warehouse credit facility, offerings of subordinated debt, or any substantial reduction in the size or pricing in the markets for loans, could have a material adverse effect on our results of operations and financial condition. To the extent we are not successful in maintaining or replacing existing financing, we may have to curtail loan production activities or sell loans rather than securitize them, thereby having a material adverse effect on our results of operations and financial condition.

    A significant portion of our loan originations are non-conforming mortgages to subprime borrowers. Some participants in the non-conforming mortgage industry have experienced greater than anticipated losses on their securitization interest-only strips and servicing rights due to the effects of increased delinquencies, increased credit losses and increased prepayment rates. As a result, some competitors have exited the business or have recorded valuation allowances or write downs for these conditions. Due to these circumstances, some participants experienced restricted access to capital required to fund loan originations and have been precluded from participation in the asset-backed securitization market. However, we have maintained our ability to obtain funding and to securitize loans. Factors that have minimized the effect of adverse market conditions on our business include our ability to originate loans through established retail channels, focus on credit underwriting, assessment of prepayment fees on loans, diversification of lending in the home equity and business loan markets and the ability to raise capital through sales of subordinated debt securities pursuant to a registered public offering. Subject to economic, market and interest rate conditions, we intend to continue to transact additional securitizations for future loan originations. Any delay or impairment in our ability to securitize loans, as a result of market conditions or otherwise, could adversely affect our liquidity and results of operations.

    A further decline in economic conditions, continued instability in financial markets or further acts of terrorism in the United States may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debt securities, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent the United States experiences an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to hedge our loan portfolio effectively against market interest rate changes which could cause reduced profitability. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debt could be impaired. Additionally, under the Soldiers' and Sailors' Civil Relief Act of 1940, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service and may be entitled to other forms of relief from mortgage obligations. To date, compliance with the Act has not had a material effect on our business.

Related Party Transactions

    We have a loan receivable from our Chairman and Chief Executive Officer, Anthony J. Santilli, for $0.6 million, which was an advance for the exercise of stock options to purchase 247,513 shares of our common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 247,513 shares of our common stock, and is shown as a reduction of stockholders' equity in our financial statements.

    On April 2, 2001, we awarded 2,500 shares (3,025 shares after the effect of stock dividends) of our common stock to Richard Kaufman, our director, as a result of services rendered in connection with our stock repurchases.

    In February 2003, we awarded 2,000 shares of our common stock to both Warren
E. Palitz and Jeffrey S. Steinberg, respectively, as newly appointed members of our Board of Directors.

    We employ members of the immediate family of some of our directors and executive officers in various positions. We believe that the salaries we pay these individuals are competitive with salaries paid to other employees in similar positions in our organization and in our industry.

    In fiscal 2003, Lanard & Axilbund, Inc., a real estate brokerage and management firm in which our Director, Mr. Sussman, was a partner and is now Chairman Emeritus, acted as our agent in connection with the lease of our new corporate office space. As a result of this transaction, Lanard & Axilbund, Inc. has received, and will receive when our lease begins, commission from the landlord of the new corporate office space. We believe the amount of this commission is consistent with market and industry standards. Additionally, as part of our agreement with Lanard & Axilbund, Inc., they have reimbursed us for some of our costs related to finding new office space including some of our expenses related to legal services, feasibility studies and space design. An additional reimbursement payment will be made to us when our lease begins.

    Additionally, we have business relationships with other related parties, including family members of directors and officers, through which we have purchased appraisal services, office equipment and real estate advisory services. None of our related party transactions, individually or collectively, are material to our results of operations.

Reconciliation of Non-GAAP Financial Measures

    This prospectus contains non-GAAP financial measures. For purposes of the Securities and Exchange Commission Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flow that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that were included in the most directly comparable measure calculated and presented in accordance with GAAP in our statement of income, balance sheet or statement of cash flows (or equivalent statement); or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States of America. Pursuant to the requirements of Regulation G, following is a reconciliation of the non-GAAP financial measures to the most directly comparable financial measure.

    We present certain financial ratios to measure balance sheet leverage relationships that include or exclude items from GAAP based financial ratios consistent with common industry practices. Additionally, some ratios are adjusted in order to isolate secured items such as secured debt or overcollateralization, which is secured by loan principal in securitization trusts, from unsecured items. Management believes these measures enhance the users' overall understanding of our current financial performance and prospects for the future and that these measures help in understanding the risk characteristics of certain significant balance sheet amounts and how their proportions to equity changes over time. The following tables reconcile the ratios presented in "Balance Sheet Information -- Balance Sheet Data" to GAAP basis measures (dollars in thousands):

                                                                                                   June 30,
                                                                           --------------------------------------------------------
Total liabilities to tangible equity:                   March 31, 2003           2002                2001                2000
                                                       ----------------    ----------------    ----------------    ----------------
Total liabilities..................................    $        895,712    $        806,997    $        699,625    $        532,167

Equity.............................................              77,227              69,378              66,862              62,115
Less: Goodwill.....................................             (15,121)            (15,121)            (15,121)            (16,465)
                                                       ----------------    ----------------    ----------------    ----------------
    Tangible equity................................    $         62,106    $         54,257    $         51,741    $         45,650
                                                       ================    ================    ================    ================
Total liabilities to tangible
    equity ........................................                14.4x               14.9x               13.5x               11.7x
                                                       ================    ================    ================    ================
Liabilities/equity.................................                11.6x               11.6x               10.5x                8.6x
                                                       ================    ================    ================    ================

                                                                                                   June 30,
                                                                           --------------------------------------------------------
Adjusted debt to tangible equity:                       March 31, 2003           2002                2001                2000
                                                       ----------------    ----------------    ----------------    ----------------
Total liabilities..................................    $        895,712    $        806,997    $        699,625    $        532,167
Less: Cash.........................................             (87,232)           (108,599)            (91,092)            (69,751)
Less: Warehouse lines..............................              (6,782)             (8,486)            (51,064)            (50,842)
Less: Loans in process.............................             (31,750)            (29,866)            (29,130)            (33,142)
                                                       ----------------    ----------------    ----------------    ----------------
                                                                769,948             660,046             528,339             378,432
Equity.............................................              77,227              69,378              66,862              62,115
Less: Goodwill.....................................             (15,121)            (15,121)            (15,121)            (16,465)
                                                       ----------------    ----------------    ----------------    ----------------
    Tangible equity ...............................    $         62,106    $         54,257    $         51,741    $         45,650
                                                       ================    ================    ================    ================
Adjusted debt to tangible equity...................                12.4x               12.2x               10.2x                8.3x
                                                       ================    ================    ================    ================
Liabilities/equity.................................                11.6x               11.6x               10.5x                8.6x
                                                       ================    ================    ================    ================

Subordinated debt to tangible equity:
Subordinated debt..................................    $        710,218    $        655,720    $        537,950    $        390,676
Equity.............................................              77,227              69,378              66,862              62,115
Less: Goodwill.....................................             (15,121)            (15,121)            (15,121)            (16,465)
                                                       ----------------    ----------------    ----------------    ----------------
    Tangible equity ...............................    $         62,106    $         54,257    $         51,741    $         45,650
                                                       ================    ================    ================    ================
Subordinated debt to tangible equity...............                11.4x               12.1x               10.4x                8.6x
                                                       ================    ================    ================    ================
Liabilities/equity.................................                11.6x               11.6x               10.5x                8.6x
                                                       ================    ================    ================    ================

                                                                                                        June 30,
Interest-only strips to adjusted                                                     ----------------------------------------------
 tangible equity:                                              March 31, 2003             2002             2001            2000
                                                               --------------        -------------   -------------    -------------
Interest-only strips....................................       $     609,891         $     512,611   $     398,519    $     277,872
Less: Overcollateralization.............................            (201,258)             (160,079)       (119,000)         (81,990)
                                                               -------------         -------------   -------------    -------------
                                                                     408,633               352,532         279,519          195,882
Equity..................................................              77,227                69,378          66,862           62,115
Less: Goodwill..........................................             (15,121)              (15,121)        (15,121)         (16,465)
                                                               -------------         -------------   -------------    -------------
  Tangible equity.......................................              62,106                54,257          51,741           45,650
Plus: Subordinated debt with remaining maturity >5
  years.................................................              26,406                27,629          28,637           28,455
                                                               -------------         -------------   -------------    -------------
                                                               $      88,512         $      81,886   $      80,378    $      74,105
                                                               =============         =============   =============    =============
Interest-only strips to adjusted tangible equity........                 4.6x                  4.3x            3.5x             2.6x
                                                               =============         =============   =============    =============
Interest-only strips/equity.............................                 7.9x                  7.4x            6.0x             4.5x
                                                               =============         =============   =============    =============


    We present Managed Portfolio and Managed REO information. Management believes these measures enhance the users' overall understanding of our current financial performance and prospects for the future because the volume and credit characteristics of off-balance sheet securitized loan and lease receivables have a significant effect on our financial performance as a result of our retained interests in the securitized loans. Retained interests include interest-only strips and servicing rights. In addition, because the servicing and collection of our off-balance sheet securitized loan and lease receivables are performed in the same manner and according to the same standards as the servicing and collection of our on-balance sheet loan and lease receivables, certain of our resources, such as personnel and technology, are allocated based on the total Managed Portfolio and total Managed REO. The following tables reconcile the managed portfolio measures presented in "-- Managed Portfolio Quality." (dollars in thousands):

            March 31, 2003:                                                             Delinquencies
            --------------------------------------------------------------------------------------------------
                                                                                   Amount              %
                                                                               -------------------------------
            On-balance sheet loan and lease receivables ..   $       51,347    $        5,992            11.67%
            Securitized loan and lease receivables .......        3,426,458           214,100             6.25%
                                                              -------------     -------------    -------------
            Total Managed Portfolio ......................   $    3,477,805    $      220,092             6.33%
                                                              =============     =============    =============
            On-balance sheet REO .........................   $        6,348
            Securitized REO ..............................           28,862
                                                              -------------
            Total Managed REO ............................   $       35,210
                                                              =============

            June 30, 2002:                                                        Delinquencies
            --------------------------------------------------------------------------------------------
                                                                             Amount              %
                                                                         -------------------------------
            On-balance sheet loan and lease
              receivables..........................    $       56,625   $        5,918             10.45%
            Securitized loan and lease receivables.         3,009,564          164,855              5.48%
                                                        -------------    -------------     -------------
            Total Managed Portfolio................    $    3,066,189   $      170,773              5.57%
                                                        =============    =============     =============
            On-balance sheet REO...................    $        3,784
            Securitized REO........................            30,261
                                                        -------------
            Total Managed REO......................    $       34,045
                                                        =============



            June 30, 2001:                                                        Delinquencies
            --------------------------------------------------------------------------------------------
                                                                             Amount              %
                                                                         -------------------------------
            On-balance sheet loan and lease
              receivables..........................    $       87,899   $        3,382              3.85%
            Securitized loan and lease receivables.         2,501,496          103,631              4.14%
                                                        -------------    -------------     -------------
            Total Managed Portfolio................    $    2,589,395   $      107,013              4.13%
                                                        =============    =============     =============
            On-balance sheet REO...................    $        2,323
            Securitized REO........................            26,109
                                                        -------------
            Total Managed REO......................    $       28,432
                                                        =============



            June 30, 2000:                                                        Delinquencies
            --------------------------------------------------------------------------------------------
                                                                             Amount              %
                                                                         -------------------------------
            On-balance sheet loan and lease
              receivables..........................    $       45,462   $        2,952              6.49%
            Securitized loan and lease receivables.         1,873,078           52,875              2.82%
                                                        -------------    -------------     -------------
            Total Managed Portfolio................    $    1,918,540   $       55,827              2.91%
                                                        =============    =============     =============
            On-balance sheet REO...................    $        1,659
            Securitized REO........................            11,463
                                                        -------------
            Total Managed REO......................    $       13,122
                                                        =============


Recent Accounting Pronouncements

    Set forth below are proposed accounting pronouncements that may have a future effect on operations. The following description should be read in conjunction with the significant accounting policies, which have been adopted that are set forth in Note 1 of the notes to the June 30, 2002 consolidated financial statements.

    In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity, non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

    Based on the requirements of this guidance for the quarter ended March 31, 2003, we have recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents the fair value of periodic interest advances that we, as servicer of the securitized loans, are obligated to pay on behalf of delinquent loans in the trust. Recording of this liability reduces the gain on sale recorded for the securitization. We would expect to record a similar liability for each subsequent securitization, which generally occurs on a quarterly basis. The amount of the liability that will be recorded is dependent mainly on the volume of loans we securitize, the expected performance of those loans and the interest rate of the loans. In the quarter ended March 31, 2003, the adoption of FIN 45 reduced net income by approximately $0.3 million and diluted earnings per share by $0.11. See Note 8 of the Consolidated Financial Statements for further detail of this obligation.

    In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been used to be included in annual and interim reports and disclosure of the effect of the method used if the accounting method was changed, among other things. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. We plan to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on our financial condition or results of operations. We adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Note 11 of the Consolidated Financial Statements for further detail of the adoption of this rule.

    In April 2003, the FASB began reconsidering the current alternatives for accounting for stock-based compensation. We cannot predict whether the guidance will change our current accounting for stock-based compensation, or what effect, if any, changes may have on our current financial condition or results of operations.

    In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. Special purpose entities ("SPEs") are one type of entity, which under certain circumstances may qualify as a variable interest entity. Although we use unconsolidated SPEs extensively in our loan securitization activities, the guidance will not affect our current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on our financial condition or results of operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. We cannot predict whether the guidance will change or what effect, if any, changes may have on our current consolidation policies for SPEs.

    In June 1998, the FASB issued SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. See "-- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments" for a discussion of the impact of SFAS No. 133.

    In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

    SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, removes financial assets from its balance sheet when control has been surrendered, and removes liabilities from its balance sheet when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

    SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard in the fourth quarter of the fiscal year ended June 30, 2001 did not have a material effect on our financial condition or results of operations and is not expected to have a material effect on our financial condition or results of operations in future periods. However, the new standard requires that we record the obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase loans whether or not we actually repurchase the loans. These rights to repurchase loans are recorded in Loan receivables -- Available for sale, at the estimated fair value of the loans with a corresponding obligation in Other liabilities at the loans outstanding principal balance, which would be the repurchase price of the loan should we choose to repurchase the loan.

    In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 establishes standards for the accounting of intangible assets that are acquired individually or with a group of other assets in financial statements upon their acquisition, and the accounting of goodwill and other intangible assets after they have been initially recognized in the financial statements. In addition, SFAS No. 142 requires additional financial statement disclosure for goodwill and other intangibles. Under the new standard, amortization of goodwill and intangible assets with an indefinite useful life was discontinued. After a transitional impairment test, goodwill and intangible assets will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for entities with fiscal years beginning after March 15, 2001. We adopted the new standard on July 1, 2001.

    Because our goodwill is no longer being amortized, the reported amounts of goodwill will not decrease at the same time and in the same manner as under previous standards. There may be more volatility in reported income than under previous standards because impairment losses, if any, are likely to occur irregularly and in varying amounts. As of July 1, 2001, we performed a transitional impairment test, which did not indicate impairment of goodwill under the provisions of the new standard.

    For the year ended June 30, 2001 and 2000, we recorded amortization of goodwill in the amount of $1.3 million and $1.2 million, respectively. Adjusted to exclude amortization of goodwill, net income and diluted net income per share for the year ended June 30, 2001 were $8.9 million and $2.29 and for the year ended June 30, 2000 were $7.2 million and $1.69, respectively.

Office Facilities

    We lease our corporate headquarters facilities in Bala Cynwyd, Pennsylvania under a five-year operating lease expiring in July 2003 at a minimum annual rental of approximately $2.9 million. We lease additional space in Bala Cynwyd under a five-year lease expiring November 2004 at an annual rental of approximately $0.7 million. We also lease a facility in Roseland, New Jersey under an operating lease expiring July 2003 at an annual rental of $0.8 million. In addition, branch offices are leased on a short-term basis in various cities throughout the United States. The leases for the branch offices are not material to operations.

    In December 2002, we entered into a new lease for office space for the relocation of our corporate headquarters into Philadelphia, Pennsylvania. The eleven-year operating lease is expected to commence in fiscal 2004. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants will provide us with reimbursement of a substantial amount of the costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

    The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million and declines over time to $4.0 million. The letter of credit is currently issued by JPMorgan Chase under our current lending facility with JPMorgan Chase.

    In March 2003, we entered into a new lease agreement for office space in Roseland, New Jersey for the relocation of the our regional processing center presently located in Roseland, New Jersey. The nine-year lease is expected to commence in May 2003. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The provisions of the lease require the landlord to assume the costs to ready the premises for occupancy, subject to certain conditions and limitations. We do not believe that our expenses or cash outlay related to the relocation will be material to our operations.

                                    BUSINESS


General

    We are a diversified financial services organization operating predominantly in the eastern and central portions of the United States. Through our principal direct and indirect subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. (doing business as Upland Mortgage) and American Business Mortgage Services, Inc., we originate, sell and service business purpose loans and home equity loans. We also process and purchase home equity loans through our Bank Alliance Services program. See "-- Lending Activities."

     Our business strategy involves the sale of substantially all of the loans we originate on a quarterly basis through a combination of securitizations and the sale of loans with servicing released which we refer to as whole loan sales. See "-- Securitizations" and "-- Whole Loan Sales."

Subsidiaries

    As a holding company, our activities have been limited to:

    (1) holding the shares of our subsidiaries, and

    (2) raising capital for use in the subsidiaries' lending and loan servicing operations.

    We are the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), American Business Mortgage Services, Inc., Processing Service Center, Inc., and Tiger Relocation Company.

    American Business Credit, Inc., a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, originates, services and sells business purpose loans and services home equity loans.

    HomeAmerican Credit, a Pennsylvania corporation incorporated in 1991, originates and sells home equity loans. HomeAmerican Credit acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." HomeAmerican Credit also administers the Bank Alliance Services program. Under the Bank Alliance Services program, we enter into business arrangements with financial institutions which provide for the purchase of home equity loans through our lending subsidiaries that meet our underwriting criteria but do not meet the guidelines of the selling institution for loans to be held in its portfolio. We process all application materials and underwrite the loan for final approval by the financial institution. Once final approval is obtained, we close the loan with funding provided by the financial institution and purchase the loan from the financial institution shortly after the closing.

    American Business Mortgage Services, Inc., a New Jersey corporation organized in 1938 and acquired by us in October 1997, is currently engaged in the origination and sale of home equity loans.

    Tiger Relocation Company, a Pennsylvania corporation, was incorporated in 1992 to hold, maintain and sell properties acquired through foreclosure or deeds-in-lieu of foreclosure.

    We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations and off-balance sheet mortgage conduit facility. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with completed securitizations. See "-- Securitizations." We also have several additional subsidiaries that are inactive or not significant to our operations.

[GRAPHIC OMITTED]

    The following chart sets forth our basic organizational structure and our primary subsidiaries.(a)

                            ----------------------------------------
                                   AMERICAN BUSINESS FINANCIAL
                                          SERVICES, INC.
                            ----------------------------------------
                                        Holding Company
                              Issues subordinated debt securities
                            ----------------------------------------
                                            |
                            ----------------------------------------
                                AMERICAN BUSINESS CREDIT, INC.
                            ----------------------------------------

                            Originates and services business purpose
                              loans and services home equity loans
                            ----------------------------------------
                                            |
    ----------------------------------------------------------------------------------
         |                                  |                              |
    ----------------              ---------------------            -------------------
      AMERICAN                         HOMEAMERICAN                       TIGER
      BUSINESS                         CREDIT, INC.                     RELOCATION
      MORTGAGE                            D/B/A                          COMPANY
    SERVICES, INC.                        UPLAND
                                         MORTGAGE
    ----------------              ---------------------            -------------------
     Originates,                       Originates,                       Holds
    purchases and                     purchases and                  foreclosed real
    services home                     services home                      estate
    equity loans                    equity loans and
                                     administers the
                                     Bank Alliance
                                    Services program
    ----------------              ---------------------            -------------------

---------------

(a) In addition to the corporations pictured in this chart, we organized at least one special purpose corporation for each securitization and have several other subsidiaries that are inactive or not significant to our operations.

Lending Activities

    General. The following table sets forth information concerning our loan origination, purchase and sale activities for the periods indicated. Leases and conventional first mortgages originated in the year ended June 30, 2000 have been excluded because we no longer originate these types of loans or leases.

                                                          Nine Months Ended
                                                              March 31,                           Year Ended June 30,
                                                    -----------------------------    ----------------------------------------------
                                                        2003            2002             2002             2001            2000
                                                   -------------    -------------    -------------   -------------    -------------
                                                                                (dollars in thousands)
Loans Originated/Purchased
 Business purpose loans ........................   $      93,170    $      99,035    $     133,352   $     120,537    $     106,187
 Home equity loans .............................   $   1,084,170    $     907,594    $   1,246,505   $   1,096,440    $     949,014

Number of Loans Originated/Purchased
 Business purpose loans ........................           1,042            1,037            1,372           1,318            1,198
 Home equity loans .............................          12,213           10,122           14,015          13,443           13,544

Average Loan Size
 Business purpose loans ........................   $          89    $          96    $          97   $          91    $          89
 Home equity loans .............................   $          89    $          96    $          89   $          82    $          70

Weighted-Average Interest Rate on Loans
  Originated/Purchased
 Business purpose loans ........................          15.81%           15.72%           15.75%          15.99%           15.99%
 Home equity loans .............................          10.26%           10.89%           10.91%          11.46%           11.28%
 Combined ......................................          10.70%           11.37%           11.38%          11.91%           11.64%

Weighted-Average Term (in months)
 Business purpose loans ........................             160              156              161             163              171
 Home equity loans .............................             272              264              260             259              259

Loans Securitized or Sold
 Business purpose loans ........................   $      93,266    $      93,709    $     129,074   $     109,892    $     104,503
 Home equity loans .............................   $   1,085,915    $     935,377    $   1,279,740   $   1,068,507    $     990,606

Number of Loans Securitized or Sold
 Business purpose loans ........................           1,017              976            1,331           1,208            1,163
 Home equity loans .............................          12,229           10,393           14,379          13,031           13,190

    The following table sets forth information regarding the average loan-to-value ratios for loans we originated and purchased during the periods indicated.

                                                                            Year Ended June 30,
                                     Nine Months Ended         --------------------------------------------
Loan Type                             March 31, 2003            2002              2001                2000
----------------------------       ---------------------       ------            ------              ------
Business purpose loans.........             62.2%               62.6%             62.2%               60.9%
Home equity loans..............             78.0                77.8              78.4                78.9


    The following table shows the geographic distribution of our loan originations and purchases during the periods indicated.

                                                                                 Year Ended June 30,
                         Nine Months Ended        ---------------------------------------------------------------------------------
                           March 31, 2003                   2002                        2001                         2000
                      ------------------------    ------------------------     ------------------------    ------------------------
                         2003           %           Amount           %          Amount           %           Amount          %
                      ----------    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                                             (dollars in thousands)
New York             $   257,883         21.90%   $  341,205         24.73%   $   337,218         27.71%  $   298,813         27.22%
New Jersey               147,895         12.56       159,117         11.53        161,087         13.24       182,969         16.67
Florida                   97,918          8.32        97,686          7.08         89,169          7.33        86,365          7.87
Massachusetts             95,781          8.14       101,383          7.35         75,958          6.24        26,776          2.44
Pennsylvania              83,526          7.09       103,865          7.53        102,789          8.44       129,900         11.83
Michigan                  68,911          5.85        89,224          6.47         40,477          3.33        12,939          1.18
Illinois                  62,932          5.35        73,152          5.30         51,904          4.26        42,179          3.84
Ohio                      51,599          4.38        65,884          4.77         66,877          5.50        41,979          3.82
Virginia                  36,430          3.09        33,169          2.40         33,739          2.77        27,147          2.47
North Carolina            36,187          3.07        38,060          2.76         34,065          2.80        23,055          2.10
Connecticut               29,569          2.51        30,461          2.21         18,741          1.54        18,479          1.68
Maryland                  25,592          2.17        25,307          1.83         26,632          2.19        24,307          2.21
Indiana                   25,490          2.17        27,833          2.02         21,489          1.76         7,088          0.65
Other(a)                 157,627         13.40       193,511         14.02        156,832         12.89       175,812         16.02
                      ----------    ----------    ----------    ----------     ----------    ----------    ----------    ----------
 Total               $ 1,177,340        100.00%   $1,379,857        100.00%   $ 1,216,977        100.00%  $ 1,097,808        100.00%

---------------

(a) No individual state included in "Other" constitutes more than 2% of total loan originations for the nine months ended March 31, 2003.

    Customers. Our loan customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, our customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources.

    Business Purpose Loans. Through our subsidiary, American Business Credit, we originate business purpose loans predominantly in the eastern and central portions of the United States through a network of salespeople, loan brokers and through our business loan web site. We focus our marketing efforts on small businesses that do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services.

    We originate business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition, tax payments and debt-consolidation. We do not target any particular industries or trade groups and, in fact, take precautions against concentration of loans in any one industry group. All business purpose loans generally are collateralized by a first or second mortgage lien on a principal residence of the borrower or a guarantor of the borrower or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In most cases, these loans are further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets. We generally securitize business purpose loans subsequent to their origination.

    Our business purpose loans generally ranged from $14,000 to $685,000 and had an average loan size of approximately $89,000 for the loans originated during the first nine months of the nine months ended March 31, 2003 and $97,000 in fiscal 2002. Generally, our business purpose loans are made at fixed interest rates and for terms ranging from five to fifteen years. We generally charge origination fees for these loans of 4.75% to 5.75% of the original principal balance. The weighted-average interest rate charged on the business purpose loans originated by us was 15.81% for the nine months ended March 31, 2003 and 15.75% for fiscal 2002. Business purpose loans we originated during the nine months ended March 31, 2003 have a loan-to-value ratio of 62.2%, based solely upon the real estate collateral securing the loans. Business purpose loans we originated during fiscal 2002 have a loan-to-value ratio, based solely upon the real estate collateral securing the loans, of 62.6%. We originated $93.2 million of business purpose loans during the nine months ended March 31, 2003 and $133.4 million of business purpose loans during fiscal 2002.

    Generally, we compute interest due on our outstanding business purpose loans using the simple interest method. We generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents can be a significant portion of the outstanding loan balance. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit prior to closing of the loan. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a business loan with us.

    Home Equity Loans. We originate home equity loans through Upland Mortgage and American Business Mortgage Services, Inc. We also process and purchase loans through the Bank Alliance Services program. We originate home equity loans primarily to credit-impaired borrowers through various channels of retail marketing which include direct mail and our subsidiaries' interactive web sites, and have included radio and television advertisements. We entered the home equity loan market in 1991. Currently, we are licensed or otherwise qualified to originate home equity loans in 44 states and originate home equity loans predominantly in the eastern and central portions of the United States. We generally securitize the home equity loans originated and funded by our subsidiaries. In addition, we may sell home equity loans to one of several third parties, at a premium and with servicing released.

    Home equity loan applications are obtained from potential borrowers over the phone, in writing, in person or through our Internet web site. The loan request is then evaluated for possible loan approval. The loan processing staff generally provides its home equity applicants who qualify for loans with a conditional loan approval within 24 hours and closes its home equity loans within approximately fifteen to twenty days of obtaining a conditional loan approval.

    Home equity loans generally ranged from $10,000 to $250,000 and had an average loan size of approximately $89,000 for the loans originated during the nine months ended March 31, 2003 and $89,000 during fiscal 2002. We originated $1.1 billion of home equity loans of home equity loans during the nine months ended March 31, 2003 and $1.2 billion during the fiscal year ended June 30, 2002. Home equity loans are generally made at fixed rates of interest and for terms ranging from five to 30 years, generally, with average origination fees of approximately 1.5% of the aggregate loan amount. The weighted-average interest rate received on home equity loans during the nine months ended March 31, 2003 was 10.26% and during fiscal 2002 was 10.91%. The average loan-to-value ratio for the loans originated by us during the nine months ended March 31, 2003 was 78.0% and was 77.8% for the loans originated during fiscal 2002. We attempt to maintain our interest and other charges on home equity loans to be competitive with the lending rates of other non-conforming mortgage finance companies. Interest on home equity loans originated subsequent to January 2001 is generally computed based on the scheduled interest method. Prior to January 2001, most of the home equity loans we originated computed interest on the simple interest method. To the extent permitted by law, borrowers are given an option to choose between a loan without a prepayment fee at a higher interest rate, or a loan with a prepayment fee at a lower interest rate. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a home equity loan with us.

    We have exclusive business arrangements with several financial institutions which provide for our purchase of home equity loans that meet our underwriting criteria, but do not meet the guidelines of the selling institution for loans to be held in its portfolio. This program is called the Bank Alliance Services program. The Bank Alliance Services program is designed to provide an additional source of home equity loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines for loans held in their portfolio have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit-impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to one of our subsidiaries. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization or whole loan sale.

    Since the introduction of this program, we have entered into agreements with approximately 17 financial institutions to provide us with the opportunity to process and purchase loans generated by the branch networks of such institutions which consist of over 800 branches located in various states throughout the country. Pursuant to this program, our subsidiaries purchased approximately $140.7 million of loans during the nine months ended March 31, 2003 and $145.9 million during fiscal 2002. We intend to continue to expand the Bank Alliance Services program with financial institutions across the United States.



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    During fiscal 1999, we launched an Internet loan distribution channel through Upland Mortgage's web site. Through this interactive web site, borrowers can examine available loan options and calculate interest payments. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan information 7 days a week, 24 hours a day. Throughout the loan processing period, borrowers who submit applications are supported by our staff of highly trained loan officers. Currently, in addition to the ability to utilize an automated rapid credit approval process, which we believe reduces time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

    Prepayment Fees. We currently charge prepayment fees on approximately 90-95% of our business purpose loans and approximately 85-90% of home equity loans originated. Home equity loans comprise approximately 90% of all loans we originate and the remaining 10% are business purpose loans. On home equity loans where the borrower has elected the prepayment fee option, the prepayment fee is generally a certain percentage of the outstanding principal balance of the loan. Our typical prepayment fee structure provides for a fee of 5% or less of the outstanding principal loan balance and will not extend beyond the first three years after a loan's origination. Prepayment fees on our existing home equity loans range from 1% to 5% of the outstanding principal balance and remain in effect for one to five years. The prepayment fee on business purpose loans is generally 8% to 12% of the outstanding principal balance, provided that no prepayment option is available until after the 24th scheduled payment is made and no prepayment fee is due after the 60th scheduled payment is made. From time to time, a different prepayment fee arrangement may be negotiated or we may waive prepayment fees for borrowers who refinance their loans with us.

    State law sometimes restricts our ability to charge a prepayment fee for both home equity and business purpose loans. We have used the Parity Act to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which will preclude us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we will be required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are currently evaluating the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is subject to appeal and may not be final, we are currently evaluating its impact on our future lending activities and results of operations.

    In states which have overridden the Parity Act and in the case of some fully amortizing home equity loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Federal law restrictions in connection with certain high interest rate and fee loans may also preclude the imposition of prepayment fees on these loans. Similarly, in the case of business purpose loans, some states



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prohibit or limit prepayment fees when the loan is below a specific dollar threshold or is secured by residential property.

Marketing Strategy

    Our marketing efforts for business purpose loans focus on our niche market of selected small businesses located in our market area, which generally includes the eastern and central portions of the United States. We target businesses, which might qualify for loans from traditional lending sources, but would elect to use our products and services. Our experience has indicated that these borrowers are attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers have been willing to pay our origination fees and interest rates, which are generally higher than those charged by traditional lending sources.

    We market business purpose loans through various forms of advertising, including large direct mail campaigns, our business loan web site and a direct sales force and loan brokers, and have in the past used newspaper and radio advertising. Our commissioned sales staff, which consists of full-time salespersons, is responsible for converting advertising leads into loan applications. We use a proprietary training program involving extensive and on-going training of our lending officers. Our sales staff uses significant person-to-person contact to convert advertising leads into loan applications and maintains contact with the borrower throughout the application process.
See "-- Lending Activities -- Business Purpose Loans."

    We concentrate our marketing efforts for home equity loans primarily on credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. See "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio, which could result in a reduction in profitability and impair our ability to repay our subordinated debt." The managed portfolio includes loans on our balance sheet and loans we service for others.

    We market home equity loans through direct mail campaigns and our interactive web sites, and have in the past used telemarketing, radio and television advertising. We believe that our targeted direct mail strategy delivers more leads at a lower cost than broadcast marketing channels. Our integrated approach to media advertising that utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We also use a network of loan brokers along with the Bank Alliance Services program as additional sources of loans.

    Our marketing efforts for home equity loans are focused on the eastern and central portions of the United States. In addition we utilize branch offices in various states to market our loans. Loan processing, underwriting, servicing and collection procedures are performed at our centralized operating office located in Bala Cynwyd, Pennsylvania and a regional processing center in Roseland, New Jersey. See "-- Lending Activities -- Home Equity Loans."



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Underwriting Procedures and Practices

    Summarized below are some of the policies and practices which are followed in connection with the origination of business purpose loans and home equity loans. These policies and practices may be altered, amended and supplemented, from time to time, as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies at any time.

    Our loan underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to provide pertinent credit information in order to complete a detailed loan application. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.



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

    The following table outlines the key parameters of the major credit grades of our current home equity loan underwriting guidelines. Home equity loans represent approximately 90% of the loans we originate.

                            "A" Credit Grade           "B" Credit Grade          "C" Credit Grade           "D" Credit Grade
General Repayment           Has good credit but        Pays the majority of      Marginal credit history    Designed to provide a
                            might have some minor      accounts on time but      which is offset by         borrower with poor
                            delinquency.               has some 30 and/or 60     other positive             credit history an
                                                       day delinquency.          attributes.                opportunity to correct
                                                                                                            past credit problems
                                                                                                            through lower monthly
                                                                                                            payments.
Existing Mortgage Loans     Current at application     Current at application    Cannot exceed four 30      Must be paid in full
                            time and a maximum of      time and a maximum of     day delinquencies and/     from loan proceeds and
                            two 30 day                 four 30 day               or two 60 day              no more than 120 days
                            delinquencies in the       delinquencies in the      delinquencies in the       delinquent.
                            past 12 months.            past 12 months.           past 12 months.
Non--Mortgage Credit        Major credit and           Major credit and          Major credit and           Major and minor credit
                            installment debt should    installment debt can      installment debt can       delinquency is
                            be current but may         exhibit some minor 30     exhibit some minor 30      acceptable, but must
                            exhibit some minor 30      and/or 60 day             and/or 90 day              demonstrate some
                            day delinquency. Minor     delinquency. Minor        delinquency. Minor         payment regularity.
                            credit may exhibit some    credit may exhibit up     credit may exhibit more
                            minor delinquency.         to 90 day delinquency.    serious delinquency.
Bankruptcy Filings          Discharged more than 2     Discharged more than 2    Discharged more than 1     Discharged prior to
                            years with                 years with                year with reestablished    closing or payoff of
                            reestablished credit.      reestablished credit.     credit.                    bankruptcy debts with
                                                                                                            proceeds.
Debt Service-to-Income      Generally not to exceed    Generally not to exceed   Generally not to exceed    Generally not to exceed
                            50%.                       50%.                      55%.                       55%.
Owner Occupied:             Generally 80% to 90%       Generally 80% to 85%      Generally 70% to 80%       Generally 60% to 65%
  Loan-to-value ratio       for a 1-4 family           for a 1-4 family          for a 1-4 family           for a 1-4 family
                            dwelling residence; 80%    dwelling residence; 80%   dwelling residence; 70%    dwelling residence.
                            for a condominium.         for a condominium.        for a condominium.
Non-Owner Occupied:         Generally 80% for a 1-4    Generally 70% for a       Generally 60% for a        N/A
  Loan-to-value ratio       family dwelling or         1--4 family dwelling or   1--4 family dwelling or
                            condominium.               condominium.              condominium.




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    In addition to the home equity loans we originate under the standard home equity loan underwriting guidelines outlined in the preceding table, we also originate a limited number of second mortgages that have loan to value ratios ranging from 90% to 100%. We consider these loans to be high loan to value home equity loans and we underwrite these loans with a more restrictive approach to evaluating the borrowers' qualifications and we require a stronger credit history than our standard guidelines. The borrowers' existing mortgage and installment debt payments must generally be paid as agreed, with no more than one 30-day delinquency on a mortgage within the last 12 months. No bankruptcy or foreclosure is permitted in the last 36 months.

    Generally, business purpose loans are secured by residential real estate and at times commercial real estate. Loan amounts generally range from $15,000 to $500,000. The loan-to-value ratio (based solely on the appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans generally have a maximum range of 50% to 75%. The actual maximum loan-to-value ratio varies depending on a variety of factors including, the credit grade of the borrower, whether the collateral is a one to four family residence, a condominium or a commercial property and whether the property is owner occupied or non-owner occupied. The credit grade of a business purpose loan borrower will vary depending on the payment history of their existing mortgages, major lines of credit and minor lines of credit, allowing for delinquency but generally requiring major credit to be current at closing. The underwriting of the business purpose loan includes confirmation of income or cash flow through tax returns, bank statements and other forms of proof of income and business cash flow. Generally, we make loans to businesses whose bankruptcy was discharged at least two years prior to closing, but we may make exceptions to allow for the bankruptcy to be discharged just prior to or at closing. In addition, we generally receive additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, assignments of life insurance and lease payments and liens on business equipment and other business assets, as available. Based solely on the value of the real estate collateral securing our business purpose loans, the average loan-to-value ratio of business purpose loans we originated during the nine months ended March 31, 2003 was 62.2% and during fiscal 2002 was 62.6%.

    Generally, the maximum acceptable loan-to-value ratio for home equity loans to be securitized is 100%. The average loan-to-value ratio of home equity loans we originated during the nine months ended March 31, 2003 was 78.0% and during fiscal 2002 was 77.8%. From time to time, we may originate loans under our guidelines with loan-to-value ratios in excess of 100%, which may be sold with servicing released. We generally obtain title insurance in connection with our loans.

    In determining whether the mortgaged property is adequate as collateral, we have an appraisal performed for each property considered for financing. The appraisal is completed by a licensed qualified appraiser on a Fannie Mae form and generally includes pictures of comparable properties and pictures of the property securing the loan.

    Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to- value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during



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economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may have an effect on our originations. See "Risk Factors -- A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could reduce our profitability and limit our ability to repay our subordinated debt."

Loan Servicing and Administration Procedures

    We service the loans we hold as available for sale or that we securitize, in accordance with our established servicing procedures. Our servicing procedures include practices regarding processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned and performance of investor accounting and reporting processes, which in general conform to the mortgage servicing practices of prudent mortgage lending institutions. At March 31, 2003, the total managed portfolio included approximately 43,000 loans with an aggregate outstanding balance of $3.5 billion. We generally receive contractual servicing fees for our servicing responsibilities for securitized loans, calculated as a percentage of the outstanding principal amount of the loans serviced. In addition, we receive other ancillary fees related to the loans serviced. Our servicing and collections activities are principally located at our operating office in Bala Cynwyd, Pennsylvania.

    In servicing loans, we send an invoice to borrowers on a monthly basis advising them of the required payment and its scheduled due date. We begin the collection process promptly after a borrower fails to make a scheduled monthly payment. When a loan becomes 45 to 60 days delinquent for a home equity loan or 90 days delinquent for a business purpose loan, it is transferred to a specialist in the collections department. The specialist tries to reinstate a delinquent loan, seek a payoff, or enter into a forbearance or other agreement with the borrower to avoid foreclosure. All proposed arrangements are evaluated on a case-by-case basis, based on, among other things, the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If a loan becomes 61 or more days delinquent for a home equity loan or 91 or more days delinquent for a business purpose loan and a satisfactory arrangement with the borrower is not achieved or the borrower declares bankruptcy, our in-house attorneys and paralegals promptly address the matter. We may initiate legal action earlier if we determine that the circumstances warrant such action.

    We employ a staff of experienced collectors and supervisors working in shifts to manage non-performing loans. In addition, a staff of in-house attorneys and paralegals work closely with the collections staff to optimize collection efforts. The primary goal of our labor-intensive collections program is to emphasize delinquency and loss prevention.

    Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure or repossession if reasonably possible. From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary



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financial setbacks that adversely affect their ability to continue payments on their loan for some period of time. To assist borrowers during these periods, we may agree to enter into a deferment or forbearance arrangement. When economic conditions, such as those that exist at the present time, cause the value of the real estate securing our loans to rise, thereby lowering loan-to- value ratios, we are able to be more accommodating to borrowers who request a deferment or forbearance arrangement as relief from their temporary financial hardship.

    These arrangements permit us to reset the contractual status of a loan in our managed portfolio from delinquent to current based upon evidence, which in our judgment indicates a significant potential for eventual resumption of contractual payments.

    In a deferment arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the delinquent loan payments. The borrower must repay the advances either at the termination of the loan or on a monthly payment plan. Borrowers must provide written documentation outlining their hardship and requesting deferment. Other principal guidelines applicable to the deferment process are: (i) the borrower may have up to six payments deferred during the life of the loan and must have a history demonstrating the ability and intent to repay in post-deferment periods; (ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six timely payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment request. After the borrower has submitted the required documentation and worked out payment terms with us which meet our requirements, at least two of our managers must approve the deferment arrangements. Deferment arrangements with deferment periods of three months or greater must also be approved by an executive vice president.

    In a forbearance arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the payments in default. The borrower must repay the advances in addition to their regular monthly payment until the advances are paid in full and the borrower must exhibit the ability to remit post-forbearance payments in a timely manner. A forbearance is part of a formal agreement in which the borrower must execute a deed in lieu of foreclosure, subject to exceptions based on local laws and regulations and individual borrower circumstances. We retain the unrecorded deed in safekeeping until such time as the entire advance amount is repaid. If the borrower subsequently defaults before repaying the advances in full, we have the option to record the deed after providing proper notification to the borrower and a reasonable period of time to cure. The recording of the deed allows us to proceed with a deed in lieu of foreclosure action, which is typically less complex and less costly than a foreclosure action. Other principal guidelines applicable to the forbearance process are: (i) the subject loan must be at least nine months old; (ii) the loan must be a minimum of two payments delinquent and it is preferred that the deferment option be exhausted prior to the initiation of a forbearance process; and (iii) the borrower must not have excessive liens against the real estate securing the loan. The forbearance arrangement must be approved by the Vice President of Loss Mitigation, the Senior Vice President of the Collections Department and the Senior Vice President of Asset Allocation.

    We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of the arrangements depends upon a new credit decision, our view of prevailing economic conditions and an individual's circumstances, which vary from borrower to borrower. Because deferral and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in



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the marketplace. We continually review and assess the policies and practices to make sure they are in alignment with the goals we have set for them. We modify or permit exceptions to the policies and practices from time to time and from one reporting period to another.

    In most cases, a loan is considered current if the borrower immediately begins payment under the terms of the deferment or forbearance arrangement and we do not reflect it as a delinquent loan in our delinquency statistics, although if the agreed terms are not adhered to by the borrower, the account status may be reversed and collection actions resumed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality -- Deferment and Forbearance Arrangements" for information regarding the impact of these arrangements on our operations.

    We believe we are among a small number of non-conforming mortgage lenders that have an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. Our in-house legal staff also attempts to find solutions for delinquent loans, other than foreclosure. Every loan is analyzed to compare the property value against the loan balance and solutions are presented to the borrower based on the results of that analysis, when appropriate.

    Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired by foreclosure or deed-in-lieu of foreclosure, we record it at the lower of cost or estimated fair value, less estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are accounted for as expenses.

    Most foreclosures are handled by outside counsel who are managed by our in-house legal staff to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel ensures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

    Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for another loan. Even parties who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of removal and remediation, whether or not the facility is owned or operated by the party who arranged for the disposal or treatment. See "Risk Factors -- Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay our subordinated debt." The technical nature of some laws and regulations, such as the Truth in Lending Act, can also contribute to difficulties in foreclosing on real estate and other assets, as even immaterial errors can trigger foreclosure delays or other difficulties.



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    As the servicer of securitized loans, we are obligated to advance funds for scheduled interest payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections of the related loan payments. See "-- Securitizations." We are also required to compensate investors (without a right to reimbursement) for interest shortfall resulting from loan prepayments up to the amount of our servicing fee. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our profitability and our ability to repay the subordinated debt."

Securitizations

     During the nine months ended March 31, 2003, we securitized $93.3 million of business purpose loans and $1.1 billion of home equity loans. During fiscal 2002, we securitized $129.1 million of business purpose loans and $1.2 billion of home equity loans. During fiscal 2001, we securitized $109.9 million of business purpose loans and $992.2 million of home equity loans. The securitization of loans generated gains on sale of loans of $170.4 million during the nine months ended March 31, 2003 and $185.6 million during fiscal 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Securitizations" for additional information regarding our securitizations.

    Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the sale of a pool of financial assets, in our case loans, to a trust in exchange for cash and a retained interest in the securitized loans which is called an interest- only strip. The trust issues multi-class securities which derive their cash flows from a pool of securitized loans. These securities, which are senior to our retained interest-only strips in the trust, are sold to public or private investors. We also retain servicing on securitized loans. See "-- Loan Servicing."

    As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. These cash flows also include cash flows from overcollateralization. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

    We may be required either to repurchase or to replace loans which do not conform to the representations and warranties we made in the agreements entered into when the loans are sold through a securitization. As of March 31, 2003, we have been required to repurchase or replace only one such loan from the securitization trusts for this reason.

    When borrowers are delinquent in making scheduled payments on loans included in a securitization trust, we are obligated to advance interest payments with respect to such delinquent loans if we deem that advances will ultimately be recoverable. These advances can first be made out of funds available in the trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are



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required to make the advances from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our profitability and our ability to repay the subordinated debt."

    At times we elect to repurchase some delinquent loans from the securitization trusts, some of which may be in foreclosure. Repurchasing loans benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from our interest-only strips until the delinquencies or losses no longer exceed the triggers. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance plus accrued and unpaid interest and unreimbursed servicing advances, however unpaid interest and unreimbursed sourcing advances are returned to us by the trust. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our profitability and our ability to repay the subordinated debt." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Trigger Management" for a description of the impact of these repurchases on our business.

    Our securitizations can include a prefunding option where a portion of the cash received from investors is withheld until additional loans are transferred to the trust. The loans to be transferred to the trust to satisfy the prefund option must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans initially transferred to the trust. We had no prefund obligations at March 31, 2003.

Whole Loan Sales

     We engage in whole loan sales depending upon a variety of factors, including market conditions in the securitization markets and the secondary loan markets, profitability and cash flow considerations. In recent years, we experienced a decrease in our whole loan sales as a result of our decision to emphasize the securitization of additional loans, due to the favorable conditions we experienced in the securitization markets during the past year and, to a lesser extent, our decision to de-emphasize conventional first mortgage loans which we primarily sold on a whole loan basis. Due to our inability to complete our typical quarterly securitization during the fourth quarter of fiscal 2003, we are currently considering other options for the sale of our loans, including whole loan sales. In whole loan sale transactions, the gain on sale is generally significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. Whole loan sales enable us to generate current cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining interest-only strips. However, unlike securitizations, where we retain servicing rights, whole loan sales are typically structured as a sale with servicing rights released. As a result, our determination to use whole loan sales more extensively in the future will reduce our income from servicing activities.


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

Competition

    We compete for business purpose loans against many other finance companies and financial institutions. Although many other entities originate business purpose loans, we have focused our lending efforts on our niche market of businesses which may qualify for loans from traditional lending sources but who we believe are attracted to our products as a result of our marketing efforts, responsive customer service and rapid processing and closing periods.

    We have significant competition for home equity loans. We concentrate our marketing efforts for home equity loans on credit-impaired borrowers. Through Upland Mortgage and American Business Mortgage Services, Inc., we compete with banks, thrift institutions, mortgage bankers and other finance companies, which may have greater resources and name recognition. We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. In addition, we implemented our Bank Alliance Services program in order to generate additional loan volume. See "Risk Factors -- Competition from other lenders could adversely affect our profitability and our ability to repay our subordinated debt."

Regulation

    General. Our business is regulated by federal, state and, in certain cases, local laws. All home equity loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, and their associated Regulations Z, X and B, respectively.

    Truth in Lending. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel certain transactions described in the act and imposes specific loan feature restrictions on some loans, including some of the same types of loans originated by us. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could, depending on the nature of the non-compliance, have the right to recover actual damages, statutory damages, penalties, rescind their loans and/or to demand, among other things, the return of finance charges and fees paid to us and third parties. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.

    Equal Credit Opportunity, Fair Credit Reporting Act and Other Laws. We are also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires lenders to advise applicants of the reasons for any credit denial. Equal Credit Opportunity Act violations can also result in fines, penalties and other remedies.

    In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and





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


address of the reporting agency whose credit report was used in making such determinations. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit discriminatory practices in connection with our home equity and other lending businesses.

    Pursuant to the Home Mortgage Disclosure Act and Regulation C, we are also required to report information on loan applicants and certain other borrowers to the Department of Housing and Urban Development, which is among numerous federal and state agencies which monitor compliance with fair lending laws.

    We are also subject to the Real Estate Settlement Procedures Act and Regulation X. This law and this regulation, which are administered by the Department of Housing and Urban Development, imposes limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure and other requirements.

    We are subject to various other federal, state and local laws, rules and regulations governing the licensing of mortgage lenders and servicers. We must comply with procedures mandated for mortgage lenders and servicers, and must provide disclosures to consumer applicants and borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

    Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are conducting business. The rules and regulations of the various states impose licensing and other restrictions on lending activities, such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, disclosure obligations, payment feature restrictions and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and/or administrative enforcement actions. Our in-house compliance staff, which includes attorneys, and our outside counsel review and monitor the lending policies of our subsidiaries for compliance with the various federal and state laws.

    The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted or amended. Some of these laws and regulations are rarely challenged in, or interpreted by the courts. Infrequent interpretations, an insignificant number of interpretations and/or conflicting interpretations of these enacted or amended laws and regulations can make it difficult for us to always know what is permitted conduct under these laws and regulations. Any ambiguity or vagueness under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our subordinated debt."




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


    The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about such institution's privacy policies and practices. Second, this act imposes restrictions on a financial institution and gives consumers the right to prevent a financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. We have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

    In addition, we are subject to review by state attorneys general and the U.S. Department of Justice. We received a civil subpoena, dated May 14, 2003, from the Civil Division of the United States Attorney for the Eastern District of Pennsylvania (U.S. Department of Justice) requesting that we provide (among other items) the following documents and information with respect to us and our lending and/or primary subsidiaries for the period from May 1, 2000 to May 1, 2003, relating to: (1) all loan files with respect to mortgage loan transactions in which we entered into a forbearance agreement with a borrower rather than pursue foreclosure or other contract remedies in connection with the borrower's delinquent loan; (2) the servicing, processing, foreclosing, and handling of delinquent loans, non-performing loans, and loans in default, the carrying, processing and sale of real estate owned, and forbearance agreements; and (3) agreements to sell or otherwise transfer mortgage loans (including but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which mortgage loans were sold or transferred, any instance in which we were not to service or not to act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. We intend to cooperate fully with the U.S. Attorney's office.

    Predatory Lending Regulations. State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, Home American Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, we agreed to reimburse borrowers approximately $221,000 with respect to these particular fees and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in certain states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our subordinated debt."

    Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney -- Lucas Responsible Lending Act of 2003" introduced on February 11, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are allowed to charge, including prepayment fees, restricting the terms we are allowed to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may adopt these bills or amendments, we are currently evaluating the potential impact of these bills and amendments, if adopted, on our lending practices and results of operations.

    In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment




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penalties and late fees. We have used the Federal Alternative Mortgage
Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which will preclude us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we will be required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are currently evaluating the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is subject to appeal and may not be final, we are currently evaluating its impact on our future lending activities in the state of New Jersey and results of operations. See "Business -- Lending Activities -- Prepayment Fees."

Soldiers' and Sailors' Civil Relief Act of 1940

    Under the Soldiers' and Sailors' Civil Relief Act of 1940, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty:

        o are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service;

        o may be entitled to a stay of proceeding on any kind of foreclosure or repossession action in the case of defaults on obligations entered into prior to military service for the duration of military service; and

        o may have the maturity of obligations incurred prior to military service extended, the payments lowered and the payment schedule readjusted for a period of time after the completion of military service.

    If a borrower's obligation to repay amounts otherwise due on a mortgage loan included in a trust is relieved pursuant to the Relief Act, none of the trust, the servicer, the back-up servicer, the seller, the depositor, the originators or the trustee will be required to advance these amounts, and any resulting loss may reduce the amounts available to be paid to the holders of the certificates. Any shortfalls in interest collections on mortgage loans included in the trust resulting from application of the Relief Act will be allocated to the certificates in reduction of the amounts payable to such certificates on the related distribution date.

    As a result of the current military actions in Iraq and Afghanistan, President Bush authorized the placement of tens of thousands of military reservists and members of the National Guard on active duty status. To the extent that any such person is a borrower under a loan, the interest rate limitations and other provisions of the Relief Act would apply to the loan during the period of active duty. The number of reservists and members of the National Guard placed on active duty status in the near future may increase. In addition, other borrowers who enter




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military service after the origination of their loans (including borrowers who are members of the National Guard at the time of the origination of their loans and are later called to active duty) would be covered by the terms of the Relief Act. See "Risk Factors--If many of our borrowers become subject to the Soldiers' and Sailors' Civil Relief Act of 1940, our cash flows, interest income and profitability may be adversely affected which would negatively impact our ability to repay our subordinated debt."

    We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

    If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

Employees

    At March 31, 2003, we employed 1,074 people on a full-time basis and 19 employees on a part-time basis. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Property

    We lease our corporate headquarters facilities in Bala Cynwyd, Pennsylvania under a five-year operating lease expiring in July 2003 at a minimum annual rental of approximately $2.9 million. We lease additional space in Bala Cynwyd under a five-year lease expiring November 2004 at an annual rental of approximately $0.7 million. We also lease a facility in Roseland, New Jersey under an operating lease expiring July 2003 at an annual rental of $0.8 million. In addition we lease branch offices on a short-term basis in various cities throughout the United States. We do not believe that the leases for the branch offices are material to operations.

    In December 2002, we entered into a new lease for office space for the relocation of our corporate headquarters into Philadelphia, Pennsylvania. The eleven-year operating lease is expected to commence in fiscal 2004. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants will provide us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

    The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is $8.0 million and declines over time to $4.0 million. The letter of credit is currently issued by JPMorgan Chase Bank under our current lending facility with JPMorgan Chase Bank.

    In March 2003, we entered into a new lease agreement for office space in Roseland, New Jersey for the relocation of the our regional processing center presently located in Roseland, New




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

Jersey. The nine-year lease is expected to commence in May 2003. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The provisions of the lease require the landlord to assume the costs to ready the premises for occupancy, subject to certain conditions and limitations. We do not believe that our expenses or cash outlay related to the relocation will be material to our operations.

Legal Proceedings

    On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The plaintiff alleges that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. The plaintiff seeks restitution, compensatory and punitive damages and attorney's fees and costs, in unspecified amounts.

    The Hale case consists of three purported class action counts and two individual counts. On November 22, 2002 the Illinois Federal District Court granted Upland Mortgage's motion to dismiss the three class action counts. Action on the two remaining individual counts in the Illinois Federal District Court has resumed and discovery has been scheduled. We believe that our imposition of this fee is permissible under applicable law and we are vigorously defending the case.

    Our lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities, including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on our consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from our estimates.

    Additionally, court decisions in litigation to which we are not a party may also affect our lending activities and could subject us to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -
01T3), dated April 24, 2003, to which we are not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. We expect that, as a result of the publicity surrounding predatory lending practices and this recent New Jersey court decision regarding the Parity Act, we may be subject to other class action suits in the future.

    In addition, from time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the




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ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.




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


                       WHERE YOU CAN FIND MORE INFORMATION


    We filed a Registration Statement on Form S-2 (which, together with all exhibits and schedules thereto, is referred to as the "registration statement") with the SEC, with respect to the registration of the notes offered by this prospectus, which contains additional information and documents. For further information pertaining to our business, the subordinated debt offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of the notes with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. We will also furnish all holders of the notes with a copy of an updated prospectus related to the notes after the SEC declares it effective.

    The following documents that we filed with the SEC, as well as all other reports filed with the SEC (File No. 0-22474) since June 30, 2002, are incorporated by reference in this prospectus:

               SEC Filing                                Period or Date
--------------------------------------------    --------------------------------
Annual Report on Form 10-K                      June 30, 2002
Quarterly Report on Form 10-Q                   September 30, 2002
Quarterly Report on Form 10-Q                   December 31, 2002
Quarterly Report on Form 10-Q/A                 March 31, 2003
Current Report on Form 8-K                      August 5, 2002
Current Report on Form 8-K                      December 27, 2002
Current Report on Form 8-K                      June 13, 2003


    You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet website, www.sec.gov. We also make this information available free of charge on our web site, www.abfsonline.com, as soon as reasonably practicable after filing with the SEC. Except as indicated above, the information on this web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web site is, and is only intended to be, inactive textual references.

    Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.




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


    We will provide, at no cost, to each person to whom this prospectus is delivered, upon written or oral request, copies of any of the information incorporated by reference or included in the registration statement, which is not included in this prospectus. Requests should be directed to:

                      Stephen M. Giroux, Esquire
                      American Business Financial Services, Inc.
                      BalaPointe Office Centre
                      111 Presidential Boulevard
                      Bala Cynwyd, PA 19004
                      (610) 668-2440




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


                                   MANAGEMENT


General

    All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

    The following table sets forth information regarding our Board of Directors and executive officers:

                        Name                              Age (1)                                 Position
 ---------------------------------------------------    -------------   ----------------------------------------------------------
Anthony J. Santilli ................................         60         Chairman, President, Chief Executive Officer, Chief
                                                                        Operating Officer and Director
Leonard Becker .....................................         79         Director
Michael DeLuca .....................................         71         Director
Richard Kaufman ....................................         61         Director
Jerome H. Miller ...................................         70         Director
Warren E. Palitz ...................................         58         Director
Jeffrey S. Steinberg ...............................         54         Director
Harold E. Sussman ..................................         77         Director
Beverly Santilli ...................................         44         First Executive Vice President and Secretary of ABFS and
                                                                        President of American Business Credit
Jeffrey M. Ruben ...................................         40         Executive Vice President
Albert W. Mandia ...................................         56         Executive Vice President and Chief Financial Officer
Milton Riseman .....................................         66         Chairman of Consumer Mortgage Group

---------------

(1) As of June 15, 2003.

Directors

    Our Amended and Restated Certificate of Incorporation currently provides that the Board of Directors shall consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board of Directors. The Board of Directors has set the current number of directors at eight. Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes which have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are elected for a term of three years or until their successors are elected and qualified. Our Amended and Restated Certificate of Incorporation does not permit stockholders to cumulate their votes for the election of directors.

    The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

    Anthony J. Santilli is our Chairman, President, Chief Executive Officer and Chief Operating Officer and is an executive officer of its subsidiaries. He has held these positions since early 1993 when we became the parent company of American Business Credit. He has been an executive officer of American Business Credit since June 1988 and of each of the other subsidiaries since their formation. Prior to the founding of American Business Credit in 1988,

Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society ("PSFS"). As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987.

    Leonard Becker is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr. Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp. and was a founding director in each of these corporations. Mr. Becker is also a director of Universal Display Corporation.

    Michael DeLuca is Chief Executive Officer and a Director of Lux Products Corporation, a position he has held since 1991. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International.

    Richard Kaufman is a private investor. From 1982 until the present, he has been self-employed and involved in making and managing investments for his own benefit. From 1976 to 1982, Mr. Kaufman was President and Chief Operating Officer of Morlan International, Inc., a cemetery and financial services conglomerate. From 1970 to 1976, Mr. Kaufman served as a Director and Vice President-Real Estate and Human Services Division of Texas International, Inc., an oil and gas conglomerate.

    Jerome H. Miller, D.O., is currently the medical director of GE Financial Assurance Co., a position he has held since August of 2001. From February 1996 through July 2001, Dr. Miller was a physician in the FRD Health System. Prior to that time, Dr. Miller was a private practitioner.

    Warren E. Palitz has been a private investor since 2001. From 1994 until 2001, Mr. Palitz was an independent investment advisor who provided investment advisory services on a transactional basis to S.W. Ryan & Co., a registered securities broker-dealer. Mr. Palitz currently serves on the Advisory Board of the Rittenhouse Trust Company and is a member of the Board of Directors and Compensation Committee of BFS Entertainment & Multimedia Limited, a publicly traded company listed on the Toronto Stock Exchange.

    Jeffrey S. Steinberg has since 2002 held the position of Financial Advisor with DERMDx Corp., a provider of dermatology services. From 2000 to 2002, Mr. Steinberg served on the Board of Directors of Northwestern Human Services, a provider of health care services, and held the position of Chief Financial Officer and Treasurer with that company. From 1999 to 2000, Mr. Steinberg served as the Chief Financial Officer of Qualtronics Corp., a manufacturer of printed circuit boards, and from 1995 to 1999 he was an audit partner of Grant Thornton, LLP, an independent public accounting and consulting firm.




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


    Harold E. Sussman is currently retired. From 1972 until December 31, 2002, Mr. Sussman was a partner in the real estate firm of Colliers, L & A, a major commercial and industrial real estate brokerage and management firm in the Delaware Valley, Fort Lauderdale and Miami, Florida.

Executive Officers who are not also Directors

    Beverly Santilli, age 44, is First Executive Vice President, a position she has held since September 1998 and Secretary, a position she has held since our inception. Mrs. Santilli has held a variety of positions including Executive Vice President and Vice President. Mrs. Santilli is also the President of American Business Credit. Mrs. Santilli is responsible for all sales, marketing and the day-to-day operation of American Business Credit. Mrs. Santilli is also responsible for human resources of American Business Financial Services, Inc. and its subsidiaries. Prior to joining American Business Credit and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli.

    Jeffrey M. Ruben, age 40, is Executive Vice President, a position he has held since September 1998. Mr. Ruben was general counsel from April 1992 to April 2001. He is also Executive Vice President of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan servicing and collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Vice President from April 1992 to 1995 and Senior Vice President from 1995 to 1998. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.

    Albert W. Mandia, age 56, is Executive Vice President and Chief Financial Officer of American Business Financial Services, Inc., positions he has held since June 1998 and October 1998, respectively. Mr. Mandia is responsible for all financial, treasury, information systems, facilities and investor relations functions. Mr. Mandia also has responsibility for American Business Mortgage Services Broker Division. From 1974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

    Milton Riseman, age 66, is Chairman of our Consumer Mortgage Group, a position he has held since June 1999. Mr. Riseman is responsible for the sales, marketing and day-to-day operation of Upland Mortgage, including the Upland Mortgage retail operation at the Bala Cynwyd, Pennsylvania headquarters, and the Upland Mortgage branch operations, which includes our offices in the eastern half of the United States. In addition, Mr. Riseman is responsible for the Bank Alliance Services program. Mr. Riseman was President of Advanta Mortgage from February 1994 until 1999. He joined Advanta in 1992 as Senior Vice President, Administration. From 1986 until 1992, Mr. Riseman was President of Citicorp Acceptance

Corp. He joined Citicorp in 1965, and in 1978, he moved into general management positions in the bank's New York region.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 17, 2003 (except as described below in footnotes 1 and 2) by each person known to be the beneficial owner of five percent or more of our common stock, by our directors and executive officers, and by all directors and executive officers as a group. To our knowledge, no person other than those listed below beneficially owns five percent or more of our outstanding common stock. The business address of our officers is our address.

                       Name, Position and Address                                  Number of Shares                Percentage
                           of Beneficial Owner                                   Beneficially Owned(1)              of Class
 ------------------------------------------------------------------------    -----------------------------    ---------------------
Dimensional Fund Advisors Inc.                                                       167,903 (2)                     5.7%
1299 Ocean Avenue - 11th Floor
Santa Monica, CA 90401

Anthony J. Santilli, Chairman, President,                                          1,205,574 (3) (4)                39.7%
Chief Executive Officer, Chief Operating
Officer and Director of ABFS, and
Beverly Santilli, President of American Business Credit and First
Executive Vice President and Secretary of ABFS

Michael DeLuca, Director of ABFS                                                     271,607 (5)                     9.0%
Lux Products
6001 Commerce Park
Mt. Laurel, NJ 08054

Harold E. Sussman, Director of ABFS                                                  155,922 (6)                     5.2%
111 Presidential Blvd., Suite 127
Bala Cynwyd, PA 19004

Leonard Becker, Director of ABFS                                                     153,944 (7)                     5.2%
111 Presidential Blvd., Suite 127
Bala Cynwyd, PA 19004

Jerome H. Miller, Director of ABFS                                                    31,169 (9)                     1.1%
111 Presidential Blvd., Suite 127
Bala Cynwyd, PA 19004

Richard Kaufman, Director of ABFS                                                     25,218 (8)                       *
111 Presidential Blvd., Suite 127
Bala Cynwyd, PA 19004

Warren E. Palitz, Director of ABFS                                                     9,712 (10)                      *
111 Presidential Blvd., Suite 127
Bala Cynwyd, PA 19004

Jeffrey S. Steinberg, Director of ABFS                                                 2,000 (10)                      *
111 Presidential Blvd., Suite 127
Bala Cynwyd, PA 19004

Jeffrey M. Ruben                                                                      65,827 (11)                    2.2%
Executive Vice President of ABFS

Albert W. Mandia                                                                      43,650 (12)                    1.5%
Executive Vice President and Chief Financial Officer of ABFS

Milton Riseman                                                                        21,302 (13)                      *
Chairman of Consumer Mortgage Group of ABFS

                       Name, Position and Address                                  Number of Shares                Percentage
                           of Beneficial Owner                                   Beneficially Owned(1)              of Class
 ------------------------------------------------------------------------    -----------------------------    ---------------------
All executive officers and directors as a group                                     1,985,925 (14)                    60.2%
(12 persons)

---------------

*   Less than 1%.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities. The share numbers in the table above may, as indicated in the appropriate footnotes, include shares deemed to be held in our 401(k) Plan. The number of shares deemed to be held in our 401(k) Plan is based on the value of the units held as of the last 401(k) Plan statement dated March 31, 2003 divided by the closing price of our common stock as reported on the NASDAQ National Market for March 31, 2003.

(2) In an Amendment to Schedule 13G filed on February 10, 2003, Dimensional Fund Advisors Inc., as investment advisor to four investment companies and as investment manager to other commingled group trusts and separate accounts, reports sole voting and dispositive power over 167,903 shares of common stock. In this Amendment to Schedule 13G, Dimensional Fund Advisors Inc. disclaims beneficial ownership with respect to these shares of common stock.

(3) The 1,099,016 shares of our common stock are held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship and 2,860 shares of common stock deemed to be held through our 401(k) Plan and 10,985 shares held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.

(4) Includes options to purchase 59,137 shares of common stock awarded to Mr. Santilli pursuant to our Stock Option Plans, all of which are currently exercisable. Includes options to purchase 33,576 shares of common stock awarded to Mrs. Santilli pursuant to our Stock Option Plans, which are currently exercisable. Excludes options to purchase 9,680 shares of common stock which are not currently exercisable.

(5) Includes 171,898 shares of common stock held by the DeLuca Family Partnership LP over which Mr. DeLuca holds voting and/or dispositive power and options to purchase 59,137 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable. Also includes 40,572 shares of common stock held by the Michael R. DeLuca Trust. Mr. DeLuca disclaims beneficial ownership of the shares held by the Michael R. DeLuca Trust.

(6) Includes 96,785 shares of common stock held directly and options to purchase 59,137 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

(7) Includes 135,492 shares of common stock held directly and options to purchase 18,452 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

(8) Includes 6,766 shares of common stock held directly. Includes options to purchase 18,452 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

(9) Includes 20,169 shares of common stock held directly. Includes options to purchase 11,000 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

(10)All shares held directly.

(11)Includes 13,566 shares of common stock held directly, 9,005 shares of common stock deemed to be held through our 401(k) Plan, and options to purchase 43,256 shares of common stock awarded to Mr. Ruben pursuant to our Stock Option Plans, which are currently exercisable. Excludes options to purchase 24,200 shares of common stock which are not currently exercisable.

(12)Includes 9,076 shares of common stock held directly, 1,670 shares of common stock deemed to be held through our 401(k) Plan, and options to purchase 32,904 shares of our common stock awarded to Mr. Mandia pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 27,376 shares or our common stock which are not currently exercisable.

(13)Includes 3,608 shares of common stock held directly and options to purchase 17,694 shares of common stock awarded to Mr. Riseman pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 6,504 shares of common stock which are not currently exercisable.

(14)Includes options to purchase 352,745 shares of common stock awarded to our directors and officers pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 67,760 shares of common stock awarded to our directors and officers pursuant to our Stock Option Plans which are not currently exercisable.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


    Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997. The following table sets forth the high and low sales prices of our common stock for the periods indicated.

                Quarter Ended                         High              Low
---------------------------------------------     -------------    -------------
September 30, 2000...........................    $        12.65   $         4.04
December 31, 2000............................              6.51             4.14
March 31, 2001...............................             10.95             4.95
June 30, 2001................................             13.09             7.85
September 30, 2001...........................             15.76            10.68
December 31, 2001............................             21.98            14.65
March 31, 2002...............................             17.49             8.16
June 30, 2002 ...............................             14.36             8.74
September 30, 2002...........................             15.86             6.36
December 31, 2002............................             12.67             9.69
March 31, 2003...............................             14.92            10.05
June 30, 2003 (through June 23, 2003).........            12.70             7.20


    On June 23, 2003, the closing price of the common stock on the NASDAQ National Market System was $8.70.

    As of June 17, 2003, there were 221 record holders and approximately 1,480 beneficial holders of our common stock.

    During the nine months ended March 31, 2003, we paid dividends of $0.24 per share on our common stock for an aggregate dividend payment of $0.7 million. During the fiscal year ended June 30, 2002, we paid dividends of $0.28 per share on our common stock for an aggregate dividend payment of $0.8 million. During the fiscal year ended June 30, 2001, we paid dividends of $0.26 per share on our common stock for an aggregate dividend payment of $1.0 million. During the year ended June 30, 2000, we paid $0.25 per share in dividends on our common stock, for an aggregate dividend payment of $1.0 million.

    On August 21, 2002, the Board of Directors declared a 10% stock dividend which was paid September 13, 2002 to shareholders of record September 3, 2002. On October 1, 2001, the Board of Directors declared a 10% stock dividend which was paid November 5, 2001 to shareholders of record October 22, 2001. All cash dividends reported above have been adjusted to reflect all stock dividends.

    The payment of dividends in the future is in the sole discretion of our Board of Directors and will depend upon, among other things, earnings, capital requirements and financial condition, as well as other relevant factors.

    As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the excess of our net assets over paid-in-capital or, if there is no excess, our net profits for the current and/or immediately preceding fiscal year.

    On February 11, 2003, the Board of Directors issued 2,000 shares of common stock to each of Warren E. Palitz and Jeffrey S. Steinberg in consideration for their board service. On April 2, 2001, we issued 2,500 (3,025, adjusted for two subsequent stock dividends) shares to our director, Richard Kaufman as a result of services rendered in connection with the stock buyback program. These issuances were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

    We do not currently use a broker-dealer or an agent to assist in the sales of the subordinated debt. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the subordinated debt on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay the broker-dealer a commission, which we estimate will range from .5% to 10% of the sale price of any notes sold through the broker-dealer, depending on numerous factors. We may also agree to indemnify the broker- dealer against specific liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the securities sold. We will otherwise offer the subordinated debt through our employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934.

    We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within two business days after receipt. Once your order has been accepted, the applicable order funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. No minimum number of subordinated debt must be sold in the offering. You will not know at the time of order whether we will be successful in completing the sale of any or all of the subordinated debt being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

    We may from time to time offer investment incentives to investors. These incentives could take the form of merchandise, travel, accommodations, or other goods or services which would be awarded to investors who satisfy total investment, length of investment or other criteria. There are no specific incentive programs in place on the date of this prospectus. Any specific incentive program would be disclosed in a prospectus supplement. Investors must consider that they will recognize income for income tax purposes based upon the value of any incentive received.

                                  LEGAL MATTERS

    Blank Rome LLP, a Pennsylvania limited liability partnership, Philadelphia, Pennsylvania, delivered an opinion stating that the subordinated debt when issued as contemplated by this prospectus will be binding obligations.

                                     EXPERTS

    The financial statements included and incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus and incorporated in this prospectus by reference, and are included and incorporated in this prospectus in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.

                              CHANGE IN ACCOUNTANTS

    On August 2, 2001, Ernst & Young LLP resigned as our independent accountants. Ernst & Young LLP had been engaged as our auditor on May 17, 2001, replacing BDO Seidman, LLP. During the period of engagement through August 2, 2001, Ernst & Young LLP did not issue any reports on our financial statements.

    During fiscal 2001 and the subsequent interim period through August 2, 2001, we did not have any disagreements with Ernst & Young LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report. During fiscal 2001 and the subsequent interim period through August 2, 2001, none of the events described in Regulation S-K Item 304 (a)(1)(v) occurred.

    Our Board of Directors approved the reengagement of BDO Seidman, LLP as the Company's independent accountants effective August 8, 2001. BDO Seidman, LLP acted as our independent accountants during the two-year period ended June 30, 2000 through May 17, 2001. During the two years ended June 30, 2000 and the subsequent interim period through May 17, 2001, we consulted with BDO Seidman, LLP regarding the application of accounting principles in the normal course of BDO Seidman, LLP's engagement as our independent auditors. BDO Seidman, LLP issued reports on our financial statements during the two-year period ended June 30, 2000. The reports of BDO Seidman, LLP on our financial statements during the two-year period ended June 30, 2000 did not contain an adverse opinion, or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

    During the two-year period ended June 30, 2000, and interim period from July 1, 2000 through May 17, 2001, we did not have any disagreements with BDO Seidman, LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Unaudited Quarterly Financial Information:
Consolidated Balance Sheets as of March 31, 2003 and June 30,
  2002....................................................................   F-2
Consolidated Statements of Income for the nine months ended
  March 31, 2003 and 2002.................................................   F-3
Consolidated Statement of Stockholders' Equity for the nine
  months ended March 31, 2003.............................................   F-4
Consolidated Statements of Cash Flow for the nine months ended
  March 31, 2003 and 2002.................................................   F-5
Notes to Consolidated Financial Statements ...............................   F-7
Audited Annual Financial Information:
Report of Independent Certified Public Accountants .......................  F-27
Consolidated Balance Sheets as of June 30, 2002 and 2001 .................  F-28
Consolidated Statements of Income for the years ended June 30,
  2002, 2001 and 2000.....................................................  F-29
Consolidated Statements of Stockholders' Equity for the years ended June 30, 2002, 2001 and 2000......................................  F-30
Consolidated Statements of Cash Flow for the years ended June
  30, 2002, 2001 and 2000.................................................  F-32
Notes to Consolidated Financial Statements ...............................  F-34

          American Business Financial Services, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                             (dollars in thousands)

                                                  March 31,          June 30,
                                                    2003               2002
                                                --------------    --------------
                                                 (Unaudited)          (Note)
Assets
Cash and cash equivalents                      $        87,232   $       108,599
Loan and lease receivables, net
 Available for sale                                     52,651            52,622
 Interest and fees                                      14,154            12,292
 Other                                                  21,254             9,028
Interest-only strips (includes the fair
  value of overcollateralization related
  cash flows of $290,650 and $236,629 at
  March 31, 2003 and June 30, 2002)                    609,891           512,611
Servicing rights                                       132,925           125,288
Prepaid expenses                                         3,584             3,640
Receivable for sold loans                                    -             5,055
Property and equipment, net                             18,092            18,446
Other assets                                            33,156            28,794
                                                --------------    --------------
Total assets                                   $       972,939   $       876,375
                                                ==============    ==============
Liabilities
Subordinated debt                              $       710,218   $       655,720
Warehouse lines and other notes payable                  6,782             8,486
Accrued interest payable                                45,513            43,069
Accounts payable and accrued expenses                   21,268            13,690
Deferred income taxes                                   38,898            35,124
Other liabilities                                       73,033            50,908
                                                --------------    --------------
Total liabilities                                      895,712           806,997
                                                --------------    --------------
Stockholders' equity
Preferred stock, par value $.001,
  authorized, 3,000,000 shares at March 31,
  2003 and 1,000,000 shares at June 30,
  2002, issued and outstanding, none                         -                 -
Common stock, par value $.001, authorized,
  9,000,000 shares, issued: 3,653,037
  shares at March 31, 2003 and 3,645,192
  shares at June 30, 2002 (including
  Treasury shares of 710,273 at March 31,
  2003 and 801,823 at June 30, 2002)                         4                 4
Additional paid-in capital                              23,985            23,985
Accumulated other comprehensive income                  15,442            11,479
Retained earnings                                       47,411            47,968
Treasury stock, at cost                                 (9,015)          (13,458)
                                                --------------    --------------
                                                        77,827            69,978
Note receivable                                           (600)             (600)
                                                --------------    --------------
Total stockholders' equity                              77,227            69,378
                                                --------------    --------------
Total liabilities and stockholders' equity     $       972,939   $       876,375
                                                ==============    ==============


Note: The balance sheet at June 30, 2002 has been derived from the audited financial statements at that date.
See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries

                        Consolidated Statements of Income
                  (amounts in thousands, except per share data)
                                   (unaudited)

                                                   Nine Months Ended March 31,
                                                 -------------------------------
                                                      2003             2002
                                                  -------------    -------------
Revenues
Gain on sale of loans                            $      170,394   $      129,139
Interest and fees                                        13,422           16,759
Interest accretion on interest-only strips               34,361           25,920
Servicing income                                          2,667            4,216
Other income                                                  7              107
                                                  -------------    -------------
Total revenues                                          220,851          176,141
                                                  -------------    -------------
Expenses
Interest                                                 51,057           51,467
Provision for credit losses                               4,692            4,434
Employee related costs                                   29,965           25,953
Sales and marketing                                      20,136           18,937
General and administrative                               74,890           52,589
Securitization assets valuation adjustment               33,303           13,153
                                                  -------------    -------------
Total expenses                                          214,043          166,533
                                                  -------------    -------------
Income before provision for income taxes                  6,808            9,608
Provision for income taxes                                2,655            4,035
                                                  -------------    -------------
Net Income                                       $        4,153   $        5,573
                                                  =============    =============
Earnings per common share:
 Basic                                           $         1.43   $         1.88
                                                  =============    =============
 Diluted                                         $         1.36   $         1.74
                                                  =============    =============
Average common shares:
 Basic                                                    2,909            2,963
                                                  =============    =============
 Diluted                                                  3,043            3,202
                                                  =============    =============


See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                 Consolidated Statement of Stockholders' Equity
                             (amounts in thousands)
                                   (unaudited)



                               Common Stock
                           --------------------                  Accumulated
For the nine months        Number of              Additional        Other                                                 Total
  ended March 31, 2003      Shares                 Paid-In     Comprehensive   Retained     Treasury       Note      Stockholders'
                          Outstanding    Amount     Capital        Income       Earnings      Stock      Receivable       Equity
                           --------------------------------------------------------------------------------------------------------
Balance June 30, 2002        2,844       $  4      $ 23,985       $ 11,479      $ 47,968     $(13,458)      $(600)      $ 69,378
Comprehensive income:
 Net income                      -          -             -              -         4,153            -           -          4,153
 Net unrealized gains
  on interest-only
  strips                         -          -             -          3,963             -            -           -          3,963
                           --------------------------------------------------------------------------------------------------------
Total comprehensive
  income                         -          -             -          3,963         4,153            -           -          8,116
Exercise of non-
  employee
  stock options                 57          -             -              -          (569)         619           -             50
Shares issued to
  employees                     38          -             -              -          (119)         492           -            373
Shares issued to
  directors                      4          -             -              -           (42)          51           -              9
Stock dividend
  (10% of outstanding
  shares)                        -          -             -              -        (3,281)       3,281           -              -
Cash dividends
  ($0.24 per share)              -          -             -              -          (699)           -           -           (699)
                           --------------------------------------------------------------------------------------------------------
Balance March 31, 2003       2,943       $  4      $ 23,985       $ 15,442      $ 47,411     $ (9,015)      $(600)       $ 77,227
                           ========================================================================================================


See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flow
                             (dollars in thousands)
                                   (unaudited)



                                                           Nine Months Ended
                                                               March 31,
                                                       -------------------------
                                                          2003           2002
                                                       -----------   -----------
Cash flows from operating activities
Net income                                             $     4,153   $     5,573
Adjustments to reconcile net income to net cash
  used in operating activities:
   Gain on sales of loans                                 (170,394)     (129,139)
   Depreciation and amortization                            38,085        29,806
   Interest accretion on interest-only strips              (34,361)      (25,920)
   Securitization assets valuation adjustment               33,303        13,153
   Provision for credit losses                               4,692         4,434
Loans originated for sale                               (1,226,712)   (1,048,706)
Proceeds from sale of loans                              1,208,940     1,049,999
Principal payments on loans and leases                      14,626         8,098
(Increase) decrease in accrued interest and fees
  on loan and lease receivables                             (1,862)        3,216
Purchase of initial overcollateralization on
  securitized loans                                         (3,800)            -
Required purchase of additional
  overcollateralization on securitized loans               (53,496)      (35,468)
Cash flow from interest-only strips                        109,849        70,729
Decrease in prepaid expenses                                    56            50
Increase in accrued interest payable                         2,444        11,589
Increase in accounts payable and accrued expenses            7,953         2,254
Accrued interest payable reinvested in
  subordinated debt                                         28,174        20,545
(Decrease) increase in deferred income taxes                  (549)        2,738
Increase in loans in process                                 1,884           762
Other, net                                                  (4,493)       (4,697)
                                                       -----------   -----------
Net cash used in operating activities                      (41,508)      (20,984)
                                                       -----------   -----------
Cash flows from investing activities
Purchase of property and equipment, net                     (4,277)       (3,090)
Principal receipts and maturity of investments                  25            19
                                                       -----------   -----------
Net cash used in investing activities                       (4,252)       (3,071)
                                                       -----------   -----------

          American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Cash Flow (continued)
                             (dollars in thousands)
                                   (unaudited)



                                                              Nine Months Ended
                                                                  March 31,
                                                            --------------------
                                                              2003        2002
                                                            ---------   --------
Cash flows from financing activities
Proceeds from issuance of subordinated debt                 $ 136,977   $177,820
Redemptions of subordinated debt                             (110,653)   (95,579)
Net redemptions on revolving lines of credit                     (495)    (7,311)
Principal payments on lease funding facility                   (2,091)    (2,474)
Principal payments under capital lease obligations               (138)         -
Net repayments of other notes payable                               -       (156)
Financing costs incurred                                         (688)    (1,497)
Lease incentive receipts                                        2,123          -
Exercise of employee stock options                                 (2)         -
Exercise of non-employee stock options                             50          -
Grant of restricted stock option                                    9          -
Cash dividends paid                                              (699)      (628)
Repurchase of treasury stock                                        -     (5,652)
                                                            ---------   --------
Net cash provided by financing activities                      24,393     64,523
                                                            ---------   --------
Net (decrease) increase in cash and cash equivalents          (21,367)    40,468
Cash and cash equivalents at beginning of year                108,599     91,092
                                                            ---------   --------
Cash and cash equivalents at end of period                  $  87,232   $131,560
                                                            =========   ========
Supplemental disclosures:
Noncash transaction recorded for capitalized lease agreement:
   Increase in property and equipment                       $  (1,020)  $      -
   Increase in warehouse lines and other notes payable      $   1,020   $      -

Cash paid during the period for:
   Interest                                                 $  20,439   $ 19,324
   Income taxes                                             $     759   $  1,086


See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                 March 31, 2003


1. Basis of Financial Statement Presentation

American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial services organization operating predominantly in the eastern and central portions of the United States. The Company originates, sells and services business purpose loans and home equity loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home equity loans from other financial institutions through the Bank Alliance Services program.

The Company's loans primarily consist of fixed interest rate loans secured by first or second mortgages on single family residences. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to its products and services. The Company originates loans through a combination of channels including a national processing center located at a centralized operating office in Bala Cynwyd, Pennsylvania, a regional processing center in Roseland, New Jersey and several retail branch offices. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, the Company's operations (including repurchases of delinquent assets from securitization trusts), investments in systems and technology and for general corporate purposes.

Effective December 31, 1999, the Company de-emphasized and subsequent to that date, discontinued the equipment leasing origination business but continues to service the remaining portfolio of leases.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended March 31, 2003 are not necessarily indicative of financial results that may be expected for the full year ended June 30, 2003. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

On August 21, 2002, the Company's Board of Directors declared a 10% stock dividend, which was paid on September 13, 2002 to shareholders of record on September 3, 2002. As a result of the stock dividend, all outstanding stock options and the related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings per common share, dividends per share, average common shares and stock option amounts for all periods presented have been retroactively adjusted to reflect the effect of this stock dividend.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


1. Basis of Financial Statement Presentation (continued)


In December 2002, the Company's shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to 3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

Certain prior period financial statement balances have been reclassified to conform to current period presentation.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by an SPE, non- performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

Based on the requirements of this guidance for the quarter ended March 31, 2003, the Company has recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents the fair value of periodic interest advances that the Company, as servicer of the securitized loans, is obligated to pay on behalf of delinquent loans in the trust. Recording of this liability reduces the gain on sale recorded for the securitization. The Company would expect to record a similar liability for each subsequent securitization, which generally occurs on a quarterly basis. The amount of the liability that will be recorded is dependent mainly on the volume of loans the Company securities, the expected performance of those loans and the interest rate of the loans. In the quarter ended March 31, 2003, the adoption of FIN 45 reduced net income by approximately $0.3 million and diluted earnings per share by $0.11. See Note 8 for further detail of this obligation.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


1. Basis of Financial Statement Presentation (continued)

Recent Accounting Pronouncements (continued)

In December 2002, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been used to be included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed, among other things. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. The Company plans to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on the Company's financial condition or results of operations. The Company has adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Note 11 for further detail of the adoption of this rule.

In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. The Company cannot predict whether the guidance will change the Company's current accounting for stock-based compensation, or what effect, if any, changes may have on the Company's current financial condition or results of operations.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. Special purpose entities ("SPEs") are one type of entity, which under certain circumstances may qualify as a variable interest entity. Although the Company uses unconsolidated SPEs extensively in its loan securitization activities, the guidance will not affect the Company's current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on the Company's financial condition or results of

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


1. Basis of Financial Statement Presentation (continued)

Recent Accounting Pronouncements (continued)

operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. The Company cannot predict whether the guidance will change or what effect, if any, changes may have on the Company's current consolidation policies for SPEs.

Restricted Cash Balances

The Company held restricted cash balances of $9.4 million and $9.0 million related to borrower escrow accounts at March 31, 2003 and June 30, 2002, respectively, and $3.4 million at March 31, 2003 related to deposits for future settlement of interest rate swap contracts. There was no restricted cash related to interest rate swap contracts at June 30, 2002.

2. Loan and Lease Receivables

Loan and lease receivables - Available for sale - were comprised of the following (in thousands):

                                                   March 31,         June 30,
                                                      2003             2002
                                                  -------------    -------------
Real estate secured loans (a)                    $       49,121   $       48,116
Leases, net of unearned income of $806 and
  $668 (b)                                                5,483            8,211
                                                  -------------    -------------
                                                         54,604           56,327
Less: allowance for credit losses on loan
      and lease receivables available for sale            1,953            3,705
                                                  -------------    -------------
                                                 $       52,651   $       52,622
                                                  =============    =============

(a) Includes deferred direct loan origination costs of $1.4 million at March 31, 2003 and June 30, 2002.

(b) Includes deferred direct lease origination costs of $0.1 million and $0.4 million at March 31, 2003 and June 30, 2002, respectively.

Real estate secured loans have contractual maturities of up to 30 years.

At March 31, 2003 and June 30, 2002, the accrual of interest income was suspended on real estate secured loans of $5.9 million and $7.0 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans in the amount of $1.3 million and $2.9 million at March 31, 2003 and June 30, 2002, respectively.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


2. Loan and Lease Receivables (continued)

Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

Loan and lease receivables - Interest and fees - are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Additionally, Interest and fees include forbearance and deferment advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Managed Portfolio Quality" for a further description of these arrangements. These amounts are carried at their estimated net recoverable value.

Loan and lease receivables - Other - is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in Other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Off-Balance Sheet Arrangements - Trigger Management" for more detail of removal of accounts provisions for securitized loans.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


3. Interest-Only Strips

Activity for interest-only strip receivables for the nine months ended March 31, 2003 and 2002 were as follows (in thousands):

                                                            March 31,
                                                      2003             2002
                                                 -------------------------------
Balance at beginning of period                   $     512,611   $      398,519
Initial recognition of interest-only strips,
  including initial overcollateralization of $3.8
  million and $0                                       141,511          112,869
Cash flow from interest-only strips                   (109,849)         (70,729)
Required purchases of additional
  overcollateralization                                 53,496           35,468
Interest accretion                                      34,361           25,920
Termination of lease securitization (a)                 (1,741)              --
Net temporary adjustments to fair value (b)              8,286            1,253
Other than temporary fair value adjustment (b)         (28,784)         (13,153)
                                                 ------------------------------
Balance at end of period                         $     609,891   $      490,147
                                                 ==============================

  (a) Reflects release of lease collateral from a lease securitization trust which was terminated in accordance with the trust documents after the full payout of trust note certificates. Lease receivables of $1.6 million were recorded on the balance sheet as a result of the termination.

  (b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

Interest-only strips include overcollateralization balances that represent the excess of the principal balance of loans in a securitized pool over investor interests. Overcollateralization is established to provide credit enhancement to investors in securitization trusts. At March 31, 2003 and 2002, the fair value of overcollateralization related cash flows were $290.6 million and $223.1 million, respectively.

After a two-year period during which management's estimates required no valuation adjustments to its interest-only strips and servicing rights, declining interest rates and high prepayment rates over the last six quarters have required revisions to management's estimates of the value of these retained interests. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, the Company increased the prepayment rate assumptions used to value its securitization assets, thereby lowering the fair value of

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


3. Interest-Only Strips (continued)

these assets. However, because the Company's prepayment rates as well as those throughout the mortgage industry continued to remain at higher than expected levels due to continuous declines in interest rates during this period to 40-year lows, the Company's prepayment experience exceeded even management's revised assumptions. As a result, over the last six quarters the Company has recorded cumulative write downs to its interest-only strips in the aggregate amount of $89.5 million and an adjustment to the value of servicing rights of $4.5 million, for total adjustments of $94.0 million mainly due to its higher than expected prepayment experience. Of this amount, $55.3 million was expensed through the income statement and $38.7 million resulted in a write down through other comprehensive income, a component of stockholders' equity.

During the first nine months of fiscal 2003, write downs of $50.0 million were recorded on the Company's securitization assets, including $45.5 million on interest-only strips and $4.5 million on servicing rights. Within the $50.0 million write down was a charge of $58.3 million mainly due to increases in prepayment experience, offset by $8.3 million of favorable fair value adjustments. The income statement impact on interest-only strips for the first nine months of fiscal 2003 was a write down of $33.3 million while the remaining $16.7 million was written down through other comprehensive income in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and Emerging Issues Task Force Issue No. 99-20.

The long duration of historically low interest rates has given borrowers an extended opportunity to engage in mortgage refinancing activities which resulted in elevated prepayment experience. The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels in future fiscal periods difficult. The Company had assumed that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Consistent with this view, the Company had utilized derivative financial instruments to manage interest rate risk exposure on the Company's loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. Based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of the Company's quarterly revaluation of its interest-only strips and servicing rights, and the Company's own prepayment experience, the Company believes prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. The Mortgage Bankers Association of America has forecast as of April 8, 2003 that mortgage refinancings as a percentage share of total mortgage originations will decline from 71% in the first quarter to 33% in the fourth quarter of

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


3. Interest-Only Strips (continued)

calendar 2003. The Mortgage Bankers Association of America has also projected in its April 2003 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase over the next three quarters. As a result of the analysis of these factors, the Company has increased its prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to its historical levels. However, the Company cannot predict with certainty what its prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value the Company's securitization assets and its actual experience may have a significant adverse impact on the value of these assets.

The following table details the pre-tax write downs of the securitization assets (in thousands):

                                                          Income
                                         Total          Statement       Other Comprehensive
Quarter Ended                         Write down          Impact           Income Impact
 ----------------------------------  -------------     -------------    -------------------
September 30, 2002                  $       16,739    $       12,078   $              4,661
December 31, 2002 (a)                       16,346            10,568                  5,778
March 31, 2003 (b)                          16,877            10,657                  6,220
                                     -------------     -------------    -------------------
Total Fiscal 2003                   $       49,962    $       33,303   $             16,659
                                     =============     =============    ===================


(a) Includes a write down of $2.6 million to the carrying value of servicing rights through the income statement.

(b) Includes a write down of $1.9 million to the carrying value of servicing rights through the income statement.

4.  Servicing Rights

Activity for the loan servicing rights asset for the nine months ended March 31, 2003 and 2002 were as follows (in thousands):

                                                            March 31,
                                                      2003             2002
                                                 -------------------------------
Balance at beginning of period                   $      125,288   $      102,437
Initial recognition of servicing rights                  42,171           37,371
Amortization                                            (30,015)         (21,614)
Write down                                               (4,519)              --
                                                 -------------------------------
Balance at end of period                         $      132,925   $      118,194
                                                 ===============================

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


4. Servicing Rights (continued)

A write down of $4.5 million was recorded for the nine-month period ended March 31, 2003 on the value of servicing rights mainly due to the impact of increases in prepayment experience. This adjustment was recorded on the income statement for the nine months ended March 31, 2003 in accordance with SFAS No. 140, as a component of the securitization assets valuation adjustment.

5. Other Assets and Other Liabilities

Other assets were comprised of the following (in thousands):

                                                     March 31,       June 30,
                                                       2003            2002
                                                  -------------    -------------
Goodwill                                         $       15,121   $       15,121
Real estate owned                                         6,348            3,784
Financing costs, debt offerings                           4,424            5,849
Due from securitization trusts for
  servicing related activities                            2,805            1,616
Investments held to maturity                                892              917
Other                                                     3,566            1,507
                                                  -------------    -------------
                                                 $       33,156   $       28,794
                                                  =============    =============


Other liabilities were comprised of the following (in thousands):

                                                     March 31,        June 30,
                                                       2003            2002
                                                  -------------    -------------
Commitments to fund closed loans                 $       31,750   $       29,866
Obligation for repurchase of securitized
  loans                                                  25,005           10,621
Escrow deposits held                                      9,460            9,011
Hedging liabilities, at fair value                        2,809               --
Unearned lease incentives                                 2,123               --
Periodic advance guarantee                                  667               --
Trading liabilities, at fair value                          562              461
Other                                                       657              949
                                                  -------------    -------------
                                                 $       73,033   $       50,908
                                                  =============    =============


See Note 2 for an explanation of the obligation for the repurchase of securitized loans and Note 9 for an explanation of the Company's hedging and trading activities.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


5. Other Assets and Other Liabilities (continued)

Unearned lease incentives represent reimbursements received in conjunction with the lease agreement for the Company's new corporate office space. These funds represent reimbursement from the landlord for leasehold improvements and furniture and equipment in the rented space and will be recognized as an offset to rent expense over the term of the lease.

6. Subordinated Debt and Warehouse Lines and Other Notes Payable

Subordinated debt was comprised of the following (in thousands):

                                                   March 31,         June 30,
                                                      2003             2002
                                                  -------------    -------------
Subordinated debt (a)                            $      690,781   $      640,411
Subordinated debt - money market notes (b)               19,437           15,309
                                                  -------------    -------------
Total subordinated debt (a)                      $      710,218   $      655,720
                                                  =============    =============


Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                   March 31,         June 30,
                                                      2003             2002
                                                  -------------    -------------
Warehouse and operating revolving line of
  credit (c)                                     $        5,862   $        6,171
Lease funding facility (d)                                   38            2,128
Warehouse revolving line of credit (e)                       --              187
Capitalized leases (f)                                      882               --
                                                  -------------    -------------
Total warehouse lines and other notes
  payable                                        $        6,782   $        8,486
                                                  =============    =============


(a) Subordinated debt due April 2003 through March 2012, interest rates ranging from 4.00% to 13.00%; average rate at March 31, 2003 was 9.05%, average remaining maturity was 18 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debt including money market notes was 8.91% at March 31, 2003.

(b) Subordinated debt-money market notes due upon demand, interest rate at 4.00%; subordinated to all of the Company's senior indebtedness.

(c) $50 million warehouse and operating revolving line of credit expiring December 2003, which includes a sublimit for a letter of credit that expires in December 2003 to secure lease obligations for corporate office space, collateralized by certain pledged loans, advances to securitization trusts, real estate owned and certain interest-only strips. The amount of the letter of credit was $8.0 million at March 31, 2003 and will vary over the term of the office lease.

(d) Lease funding facility matures through May 2003, collateralized by certain lease receivables.

(e) $25 million warehouse revolving line of credit expiring October 2003, collateralized by certain pledged loans.

(f) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


6. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

At March 31, 2003, warehouse lines and other notes payable were collateralized by $8.2 million of loan and lease receivables and $1.0 million of computer equipment.

In addition to the above, the Company had available to it the following credit facilities:

o $1.2 million operating line of credit expiring January 2004, fundings to be collateralized by an investment in the 99-A lease securitization trust. This line was unused at March 31, 2003.

o $200 million warehouse revolving line of credit expiring November 2003, collateralized by certain pledged loans. This line was unused at March 31, 2003.

o $300.0 million facility, expiring July 2003, which provides for the sale of mortgage loans into an off-balance sheet funding facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements" for further discussion of the off-balance sheet features of this facility. At March 31, 2003, $29.5 million of this facility was utilized.

Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 2.50%. The weighted-average interest rate paid on the revolving credit facilities was 2.80% and 3.35% at March 31, 2003 and June 30, 2002, respectively.

The terms of the warehouse lines and operating lines of credit require the Company to meet specific financial covenants and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio limits that the Company must meet as a condition to drawing on a particular line of credit. At March 31, 2003, the Company was in compliance with the terms of all debt agreements.

Under a registration statement declared effective by the Securities and Exchange Commission on October 3, 2002, the Company registered $315.0 million of subordinated debt. Of the $315.0 million, $187.5 million of debt from this registration statement was available for future issuance as of March 31, 2003.

The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


6. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

7.  Legal Proceedings

On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The plaintiff alleges that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. The plaintiff seeks restitution, compensatory and punitive damages and attorney's fees and costs, in unspecified amounts. The Company believes that its imposition of this fee is permissible under applicable law and is vigorously defending the case.

The Hale case consists of five separate counts - three purported class action counts and two individual counts. On November 22, 2002 the Illinois Federal District Court granted Upland Mortgage's motion to dismiss the three class action counts, but a judgment erroneously dismissing all five counts of the case was entered in the docket. The plaintiff appealed the dismissal to the United States Court of Appeals for the Seventh Circuit but, on February 14, 2003, the Court of Appeals dismissed the appeal for lack of jurisdiction, on the grounds that the judgment entered by the Illinois Federal District Court was erroneous and did not constitute a final disposition of all counts of the case. Action on the two remaining individual counts in the Illinois Federal District Court has resumed and discovery has been scheduled.

The Company's lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending activities from time to time including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to the Company's current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on the Company's consolidated financial

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


7. Legal Proceedings (continued)

position or results of operations. The Company maintains a reserve which management believes is sufficient to cover these matters. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of the Company's control, it is possible that the Company's estimated liability under these proceedings may change or that actual results will differ from its estimates.

In addition, from time to time, the Company is involved as plaintiff or defendant in various legal proceedings arising in the normal course of business. While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

8.  Commitments

Lease Agreements

In December 2002, the Company entered into a new lease for an office space for the relocation of the Company's corporate headquarters into Philadelphia, Pennsylvania. The eleven-year operating lease is expected to commence in fiscal 2004. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million.

The Company has entered into contracts, or may engage parties in the future, related to the relocation of the corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. As of March 31, 2003, the Company has contracted for services and equipment totaling $10.5 million related to the office relocation. The provisions of the lease and local and state grants will provide the Company with reimbursement of a substantial amount of these costs related to the relocation, subject to certain conditions and limitations. The Company does not believe that its unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to its operations.

The lease requires the Company to maintain a letter of credit in favor of the landlord to secure the Company's obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million and will decline over time to $4.0 million. The letter of credit is currently issued by JPMorgan Chase under the Company's current lending facility with JPMorgan Chase.

In March 2003, the Company entered into a new lease agreement for office space in Roseland, New Jersey for the relocation of the Company's regional processing center

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


8. Commitments (continued)

Lease Agreements (continued)

presently located in Roseland, New Jersey. The nine-year lease is expected to commence in May 2003. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The provisions of the lease require the landlord to assume the costs to ready the premises for occupancy, subject to certain conditions and limitations. The Company does not believe that its expenses or cash outlay related to the relocation will be material to its operations.

Periodic Advance Guarantees

As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

The Company adopted FIN 45 on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance for the quarter ended March 31, 2003, the Company has recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

9.  Derivative Financial Instruments

See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management" for a detailed discussion of the Company's use of derivative financial instruments.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


9. Derivative Financial Instruments (continued)

Hedging activity

A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date of securitization. The Company may, from time to time, utilize hedging strategies to mitigate the effect of changes in interest rates between the date loans are originated and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days.

The Company recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedges for the nine-month period ended March 31, 2003 and 2002. Any ineffectiveness related to hedging transactions during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):

                                                        Nine Months Ended
                                                             March 31,
                                                 -------------------------------
                                                      2003             2002
                                                  -------------    -------------
Offset by gains and losses recorded on
  securitizations:
Losses on derivative financial instruments       $       (3,806)  $       (4,923)
Offset by gains and losses recorded on the
  fair value of hedged items:
Losses on derivative financial instruments               (3,070)              --
Amount settled in cash - paid                            (5,041)          (4,923)


At March 31, 2003 outstanding forward starting interest rate swap contracts accounted for as hedges and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                       Notional     Unrealized
                                                         Amount        Loss
                                                  -------------    -------------
Forward starting interest rate swaps             $       47,497   $        2,809

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


9. Derivative Financial Instruments (continued)

Trading activity

The Company recorded the following losses on forward starting interest rate swap contracts, which were used to manage interest rate risk on loans in the Company's pipeline and were therefore classified as trading for the nine-month period ended March 31, 2003 and 2002 (in thousands):

                                                        Nine Months Ended
                                                             March 31,
                                                 -------------------------------
                                                      2003             2002
                                                  -------------    -------------
Trading losses on forward starting interest
  rate swaps                                     $       (3,708)  $           --
Amount settled in cash - paid                            (2,671)              --


At March 31, 2003 outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans in the Company's pipeline and associated unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                       Notional     Unrealized
                                                         Amount        Loss
                                                  -------------    -------------
Forward starting interest rate swaps             $       72,503   $           22


In addition, for the nine-month period ended March 31, 2003, the Company recorded losses of $1.1 million on an interest rate swap contract which is not designated as an accounting hedge, and gains of $0.5 million for the nine-month period ended March 31, 2002. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The loss on the swap contract was due to decreases in the interest rate swap yield curve during the period the contract was in place. Of the losses recognized during the nine-month period, $0.3 million were unrealized losses representing the net change in the fair value of the contract during the period and $0.8 million were cash losses. The cumulative net unrealized loss of $0.5 million is included as a trading liability in Other liabilities at March 31, 2003.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


10. Earnings Per Share

Following is a reconciliation of the Company's basic and diluted earnings per share calculations (in thousands, except per share data):

                                                        Nine Months Ended
                                                             March 31,
                                                 -------------------------------
                                                      2003             2002
                                                  -------------    -------------
Earnings
(a) Net Income                                    $       4,153   $        5,573
                                                  =============    =============
Average Common Shares
(b) Average common shares outstanding                     2,909            2,963
Average potentially dilutive shares                         134              239
                                                  -------------    -------------
(c) Average common and potentially dilutive
  shares                                                  3,043            3,202
                                                  =============    =============
Earnings Per Common Share
Basic (a/b)                                       $        1.43   $         1.88
Diluted (a/c)                                     $        1.36   $         1.74


11. Stock Option and Stock Incentive Plans

The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years.

The Company accounts for stock options issued under these plans using the intrinsic value method, and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands, except per share data):

                                                        Nine Months Ended
                                                             March 31,
                                                 -------------------------------
                                                      2003             2002
                                                 -------------------------------
Net income
 As reported                                     $        4,153   $        5,573
 Pro forma                                       $        4,101   $        5,488
Earnings per share - basic
 As reported                                     $         1.43   $         1.88
 Pro forma                                       $         1.41   $         1.85
Earnings per share - diluted
 As reported                                     $         1.36   $         1.74
 Pro forma                                       $         1.35   $         1.71

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


12. Segment Information

The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.

The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers and loans secured by one to four family residential real estate.

The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


12. Segment Information (continued)

Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements (in thousands):

Nine months ended                           Loan        Treasury and                                    Reconciling
  March 31, 2003:                       Origination       Funding        Servicing       All Other         Items       Consolidated
                                        ------------    ------------    ------------   ------------    ------------    ------------
External revenues:
 Gain on sale of loans .............    $    170,394   $          --   $          --   $         --    $         --    $    170,394
 Interest income ...................           5,930             322             590         34,361              --          41,203
 Non-interest income ...............           6,169               3          33,031             --         (29,949)          9,254
Inter-segment revenues..............              --          56,681              --         57,673        (114,354)             --
Operating expenses:
 Interest expense ..................          17,263          50,025            (247)        40,697         (56,681)         51,057
 Non-interest expense ..............          37,621           7,068          30,221         49,087              --         123,997
 Depreciation and amortization .....           2,467              84             885          2,250              --           5,686
 Securitization assets valuation
  adjustment........................              --              --              --         33,303              --          33,303
 Inter-segment expense .............          87,622              --              --             --         (87,622)             --
Income tax expense (credit).........          14,633             (67)          1,077        (12,988)             --           2,655
                                        ------------    ------------    ------------   ------------    ------------    ------------
Net income (loss)...................    $     22,887   $        (104)  $       1,685   $    (20,315)   $         --    $      4,153
                                        ============    ============    ============   ============    ============    ============
Segment assets......................    $    100,636   $     192,470   $     126,763   $    647,729    $    (94,659)   $    972,939
                                        ============    ============    ============   ============    ============    ============

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 2003


12. Segment Information (continued)

Nine months ended                           Loan        Treasury and                                    Reconciling
  March 31, 2002:                       Origination       Funding        Servicing       All Other         Items       Consolidated
                                        ------------    ------------    ------------   ------------    ------------    ------------
External revenues:
 Gain on sale of loans .............    $    129,139   $          --   $          --   $         --    $         --    $    129,139
 Interest income ...................           5,705             738           1,041         25,920              --          33,404
 Non-interest income ...............           9,222               1          25,762            102         (21,489)         13,598
Inter-segment revenues..............              --          56,028              --         53,754        (109,782)             --
Operating expenses:
 Interest expense ..................          14,485          50,417              99         42,494         (56,028)         51,467
 Non-interest expense ..............          30,005           8,297          22,883         35,537              --          96,722
 Depreciation and amortization .....           2,518             105             823          1,745              --           5,191
 Securitization assets valuation
  adjustment........................              --              --              --         13,153              --          13,153
 Inter-segment expense .............          75,243              --              --             --         (75,243)             --
Income tax expense (credit).........           9,162            (862)          1,259         (5,524)             --           4,035
                                        ------------    ------------    ------------   ------------    ------------    ------------
Net income (loss)...................    $     12,653   $      (1,190)  $       1,739   $     (7,629)   $         --    $      5,573
                                        ============    ============    ============   ============    ============    ============
Segment assets                          $     87,211   $     204,993   $     119,069   $    551,845    $    (77,772)   $    885,346
                                        ============    ============    ============   ============    ============    ============

Report of Independent Certified Public Accountants



American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania

    We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flow for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 2002 and 2001, and the consolidated results of their operations and their cash flow for each of the years in the three-year period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ BDO Seidman LLP

BDO Seidman LLP
Philadelphia, Pennsylvania
August 23, 2002

          American Business Financial Services, Inc. and Subsidiaries

                           Consolidated Balance Sheets

                                                         June 30,
                                                 2002                2001
                                          --------------------------------------
                                              (dollar amounts in thousands)
Assets
Cash and cash equivalents                 $         108,599    $          91,092
Loan and lease receivables, net
 Available for sale                                  61,650               83,241
 Interest and fees                                   12,292               16,549
Interest-only strips (includes the
  fair value of overcollateralization
  related cash flows of $236,629 and
  $183,087 at June 30, 2002 and 2001)               512,611              398,519
Servicing rights                                    125,288              102,437
Receivable for sold loans                             5,055               14,157
Prepaid expenses                                      3,640                3,457
Property and equipment, net                          18,446               20,750
Other assets                                         28,794               36,285
                                          --------------------------------------
Total assets                              $         876,375    $         766,487
                                          ======================================
Liabilities
Subordinated debt                         $         655,720    $         537,950
Warehouse lines and other notes
  payable                                             8,486               51,064
Accrued interest payable                             43,069               32,699
Accounts payable and accrued expenses                13,690                8,324
Deferred income taxes                                35,124               30,954
Other liabilities                                    50,908               38,634
                                          --------------------------------------
Total liabilities                                   806,997              699,625
                                          --------------------------------------
Stockholders' equity
Preferred stock, par value $.001,
  authorized, 1,000,000 shares;
  Issued and outstanding, none                            -                    -
Common stock, par value $.001,
  authorized, 9,000,000 shares,
  issued: 3,645,192 shares in 2002 and
  3,645,092 shares in 2001
  (including Treasury shares of
  801,823 in 2002 and 379,648 in 2001)                    4                    4
Additional paid-in capital                           23,985               23,984
Accumulated other comprehensive income               11,479               10,337
Retained earnings                                    47,968               43,922
Treasury stock, at cost                             (13,458)             (10,785)
                                          --------------------------------------
                                                     69,978               67,462
Note receivable                                        (600)                (600)
                                          --------------------------------------
Total stockholders' equity                           69,378               66,862
                                          --------------------------------------
Total liabilities and stockholders'
  equity                                  $         876,375    $         766,487
                                          ======================================


See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries

                        Consolidated Statements of Income

                                                                                                 Year ended June 30,
                                                                                       2002              2001             2000
                                                                                   ------------------------------------------------
                                                                                             (dollar amounts in thousands
                                                                                                except per share data)
Revenues
Gain on sale of loans and leases                                                  $      185,580    $      128,978   $       90,380
Interest and fees                                                                         21,338            22,582           19,400
Interest accretion on interest-only strips                                                35,386            26,069           16,616
Servicing income                                                                           5,483             5,700            4,239
Other income                                                                                 114                 7               11
                                                                                   ------------------------------------------------
Total revenues                                                                           247,901           183,336          130,646
                                                                                   ------------------------------------------------
Expenses
Interest                                                                                  68,683            56,547           38,122
Provision for credit losses                                                                6,457             5,190            2,045
Employee related costs                                                                    36,313            28,897           12,847
Sales and marketing                                                                       25,958            24,947           25,336
General and administrative                                                                74,887            54,570           29,331
Interest-only strips fair value adjustment                                                22,053                 -           12,603
                                                                                   ------------------------------------------------
Total expenses                                                                           234,351           170,151          120,284
                                                                                   ------------------------------------------------
Income before provision for income taxes                                                  13,550            13,185           10,362
Provision for income taxes                                                                 5,691             5,274            3,938
                                                                                   ------------------------------------------------
Income before cumulative effect of a change in accounting principle                        7,859             7,911            6,424
Cumulative effect of a change in accounting principle                                          -               174                -
                                                                                   ------------------------------------------------
Net income                                                                        $        7,859    $        8,085   $        6,424
                                                                                   ================================================
Earnings per common share
Income before cumulative effect of a change in accounting principle:
 Basic                                                                            $         2.68    $         2.08   $         1.55
 Diluted                                                                          $         2.49    $         2.04   $         1.51
Net income:
 Basic                                                                            $         2.68    $         2.13   $         1.55
 Diluted                                                                          $         2.49    $         2.08   $         1.51
Average common shares (in thousands):
 Basic                                                                                     2,934             3,797            4,143
 Diluted                                                                                   3,155             3,885            4,246


See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries

                Consolidated Statements of Stockholders' Equity

                           Common Stock
                   -----------------------------
                                                                     Accumulated
                    Number of                        Additional         Other
(amounts in          Shares                           Paid-In       Comprehensive      Retained         Treasury          Note
  thousands)       Outstanding        Amount          Capital          Income          Earnings          Stock         Receivable
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------
Balance, June
  30, 1999....            4,339    $           3   $      23,339    $       3,354    $      33,596   $      (1,446)   $        (600)
Comprehensive
  income:
   Net income                --               --              --               --            6,424              --               --
   Unrealized
    gains on
    interest-only
    strips                   --               --              --            2,104               --               --              --
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------

Total
 comprehensive
 income.........             --              --               --            2,104            6,424              --               --
Issuance of
  non-employee
  stock
  options.....               --               --             130               --               --              --               --
Exercise of
  stock
  options.....               77                1             218               --               --              --               --
Cash dividends
  ($0.25 per share)          --               --              --               --           (1,014)             --               --
Repurchase of
  treasury
  shares......             (394)              --              --               --               --          (3,994)              --
Stock dividend
  (5% of
  outstanding
  shares):
  Issuance of
  treasury
  shares......               --               --              --               --               --           1,552               --
  Issuance of
  new shares..               --               --             604               --           (2,156)             --               --
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------
Balance, June
  30, 2000....            4,022                4          24,291            5,458           36,850          (3,888)            (600)
Comprehensive
  income:
   Net income.               --               --              --               --            8,085              --               --
   Unrealized
    gains on
    interest-
    only
    strips....               --               --              --            4,879               --              --               --
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------
Total comprehensive
  income.........            --              --               --            4,879            8,085               --              --
Issuance of
  non-employee
  stock
  options.....               --               --            (333)              --               --              --               --
Cash dividends
  ($0.26 per share)           --              --               --               --          (1,013)             --           (1,013)
Repurchase of
  treasury
  shares......             (759)              --              --               --               --          (6,897)              --
Issuance of
  new shares..                3               --              26               --               --              --               --
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------
Balance, June
  30, 2001....            3,266                4          23,984           10,337           43,922         (10,785)            (600)
Comprehensive
  income:
   Net income.               --               --              --               --            7,859              --               --
   Unrealized
    gains on
    interest-
    only
    strips....               --               --              --            1,142               --              --               --
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------
Total comprehensive
   income.........           --              --               --            1,142           7,859               --               --
Stock dividend
  (10% of
  outstanding
  shares).....               --               --                               --           (2,979)          2,979               --
Cash dividends
  ($0.28 per share)          --              --               --               --            (834)              --               --
Repurchase of
  treasury
  shares......             (423)              --              --               --               --          (5,652)              --
Exercise of
  stock
  options.....                1               --               1               --               --              --               --
                  -------------    -------------   -------------    -------------    -------------   -------------    -------------
Balance, June
  30, 2002....            2,844    $           4   $      23,985    $     11,479     $      47,968   $     (13,458)   $        (600)
                  =============    =============   =============    =============    =============   =============    =============

                                                                                                                          Total
                                                                                                                      Stockholders'
(amounts in thousands)                                                                                                   Equity
                                                                                                                      -------------
Balance, June 30, 1999............................................................................................    $      58,246
Comprehensive income:
   Net income ....................................................................................................            6,424
   Unrealized gains on interest-only strips.......................................................................            2,104
                                                                                                                      -------------
Total comprehensive income........................................................................................            8,528
Issuance of non-employee stock options............................................................................              130
Exercise of stock options.........................................................................................              219
Cash dividends ($0.25 per share)..................................................................................           (1,014)
Repurchase of treasury shares.....................................................................................           (3,994)
Stock dividend (5% of outstanding shares):
   Issuance of treasury shares....................................................................................            1,552
   Issuance of new shares.........................................................................................           (1,552)
                                                                                                                      -------------
Balance, June 30, 2000............................................................................................           62,115
Comprehensive income:
   Net income.....................................................................................................            8,085
   Unrealized gains on interest-only strips.......................................................................            4,879
                                                                                                                      -------------
Total comprehensive income........................................................................................           12,964
Issuance of non-employee stock options............................................................................             (333)
Cash dividends ($0.26 per share)..................................................................................           (1,013)
Repurchase of treasury shares.....................................................................................           (6,897)
Issuance of new shares............................................................................................               26
                                                                                                                      -------------
Balance, June 30, 2001............................................................................................           66,862
Comprehensive income:
   Net income.....................................................................................................            7,859
   Unrealized gains on interest-only strips.......................................................................            1,142
                                                                                                                      -------------
Total comprehensive income........................................................................................            9,001
Stock dividend (10% of outstanding shares)........................................................................               --
Cash dividends ($0.28 per share)..................................................................................             (834)
Repurchase of treasury shares.....................................................................................           (5,652)
Exercise of stock options.........................................................................................                1
                                                                                                                      -------------
Balance, June 30, 2002............................................................................................    $      69,378
                                                                                                                      =============


See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flow

                                                                                                 Year ended June 30,
                                                                                       2002              2001             2000
                                                                                   ------------------------------------------------
                                                                                            (dollar amounts in thousands)
Cash flows from operating activities
Net income                                                                        $        7,859    $        8,085   $        6,424
Adjustments to reconcile net income to net cash used in operating activities:
 Gain on sales of loans and leases                                                      (185,580)         (128,978)         (90,380)
 Depreciation and amortization                                                            40,615            30,434           21,452
 Interest accretion on interest-only strips                                              (35,386)          (26,069)         (16,616)
 Interest-only strips fair value adjustment                                               22,053                --           12,603
 Provision for credit losses                                                               6,457             5,190            2,045
Loans and leases originated for sale                                                  (1,434,176)       (1,256,090)      (1,174,518)
Proceeds from sale of loans and leases                                                 1,443,898         1,218,370        1,112,686
Principal payments on loans and leases                                                    12,654             7,658            9,686
Decrease (increase) in accrued interest and fees on loan and lease receivables             4,257            (3,547)          (6,139)
Purchase of initial overcollateralization on securitized loans                                --                --          (11,232)
Required purchase of additional overcollateralization on securitized loans               (47,271)          (43,945)         (29,925)
Cash flow from interest-only strips                                                      100,692            82,905           49,508
Increase in prepaid expenses                                                                (183)           (1,248)            (538)
Increase in accrued interest payable                                                      10,370            14,779            9,046
Increase (decrease) in accounts payable and accrued expenses                               5,366            (5,252)          (4,376)
Accrued interest payable reinvested in subordinated debt                                  31,706            16,026           11,309
Increase in deferred income taxes                                                          4,595             4,930            6,169
Increase (decrease) in loans in process                                                      736            (4,012)          10,484
Other, net                                                                                (1,969)           (8,841)          (8,202)
                                                                                   ------------------------------------------------
Net cash used in operating activities                                                    (13,307)          (89,605)         (90,514)
                                                                                   ------------------------------------------------
Cash flows from investing activities
Purchase of property and equipment, net                                                   (4,472)           (9,210)         (11,523)
Purchase of investments                                                                       --                --             (713)
Principal receipts and maturity of investments                                                28               751               32
                                                                                   ------------------------------------------------
Net cash used in investing activities                                                     (4,444)           (8,459)         (12,204)
                                                                                   ------------------------------------------------

          American Business Financial Services, Inc. and Subsidiaries

                                                                                                 Year ended June 30,
                                                                                       2002              2001             2000
                                                                                   ------------------------------------------------
                                                                                            (dollar amounts in thousands)
Cash flows from financing activities
Proceeds from issuance of subordinated debt                                       $      224,062    $      217,694   $      254,281
Redemptions of subordinated debt                                                        (137,998)          (86,446)         (86,567)
Net (repayments) borrowings on revolving lines of credit                                 (34,077)            8,095          (14,153)
Borrowings on lease funding facility                                                          --                --           12,294
Principal payments on lease funding facility                                              (3,345)           (3,866)          (2,955)
Repayments of repurchase agreement                                                            --            (3,605)          (1,072)
Repayments of other notes payable                                                         (5,156)             (402)          (1,963)
Financing costs incurred                                                                  (1,743)           (4,155)          (5,002)
Exercise of employee stock options                                                             1                --              219
Cash dividends paid                                                                         (834)           (1,013)          (1,014)
Repurchase of treasury stock                                                              (5,652)           (6,897)          (3,994)
                                                                                   ------------------------------------------------
Net cash provided by financing activities                                                 35,258           119,405          150,074
                                                                                   ------------------------------------------------
Net increase in cash and cash equivalents                                                 17,507            21,341           47,356
Cash and cash equivalents at beginning of year                                            91,092            69,751           22,395
                                                                                   ------------------------------------------------
Cash and cash equivalents at end of year                                          $      108,599    $       91,092   $       69,751
                                                                                   ================================================
Supplemental disclosures of cash flow information: Cash paid (net refunds received) during the year for:
 Interest                                                                         $       26,729    $       25,620   $       17,767
 Income taxes                                                                     $        1,511    $          662   $         (469)
Supplemental disclosure of noncash financing activity:
Noncash transaction recorded in connection with acquisition of subsidiary
Decrease in acquisition debt                                                      $           --    $           --   $         (457)
Decrease in loan and lease receivables                                            $           --    $           --   $          457


See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies

Business

American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial service organization operating predominantly in the eastern and central portions of the United States. The Company originates loans through a combination of channels including a national processing center located in the Company's centralized operating office in Bala Cynwyd, Pennsylvania, a regional processing center located in Roseland, New Jersey and a network of retail branch offices. The Company, through its principal direct and indirect subsidiaries, originates, sells and services loans to businesses secured by real estate and other business assets, mortgage and home equity loans, typically to credit-impaired borrowers secured by first and second mortgages. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, the Company's operations, investments in systems and technology, and for general corporate purposes including, but not limited to, repurchase of the Company's outstanding common stock.

Effective December 31, 1999 the Company de-emphasized and subsequent to that date, discontinued the equipment leasing origination business but continues to service the remaining portfolio of leases.

Business Conditions

For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debt securities and borrowings under warehouse credit facilities or lines of credit. If it is unable to renew or obtain adequate funding through its sale of subordinated debt securities or under a warehouse credit facility, or other borrowings, the lack of adequate funds would reduce profitability. To the extent that the Company is not successful in maintaining or replacing existing subordinated debt securities upon maturity, it may have to limit loan originations or sell loans earlier than intended and restructure its operations. Limiting originations or earlier sales of loans could reduce profitability. The Company has historically experienced negative cash flow from operations since 1996 primarily because in general, its business strategy of selling loans through securitization has not generated cash flow immediately. Although in the year ended June 30, 2002, negative cash flow from operations has

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

declined from prior years, the Company expects this negative cash flow from operations to continue in the foreseeable future. If the Company continues to experience negative cash flows from operations, its ability to make principal and interest payments due under the terms of the subordinated debentures could be impaired. At June 30, 2002, there were approximately $367.1 million of subordinated debentures which will mature through June 30, 2003. The Company obtains the funds to repay the subordinated debentures at their maturities by securitizing loans, selling whole loans and selling additional subordinated debentures. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations. If the Company is unable in the future to securitize loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, its ability to repay the subordinated debentures could be impaired.

In the event the Company was for any reason prohibited from offering additional subordinated debentures, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated maturities and vendor payments.

The contingent financial restructuring plan is based on actions that the Company would take to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, transitioning from securitizing the majority of loans originated to selling those loans on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back the development of new business distribution channels and less profitable businesses.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Basis of Financial Statement Presentation (continued)

rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 and amounts reported for June 30, 2001 and 2000 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001. See Note 10 for further description.

Cash and Cash Equivalents

Cash equivalents consist of short-term investments with an initial maturity of three months or less. The Company held restricted cash balances of $9.0 million and $6.4 million related to borrower escrow accounts at June 30, 2002 and 2001, respectively.

Loan and Lease Receivables

Loan and lease receivables - Available for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs and fees) or fair value. Fair value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

Loan and lease receivables - Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. These amounts are carried at their estimated net recoverable value.

Allowance for Credit Losses

The Company's allowance for credit losses on available for sale loans and leases is maintained to account for loans and leases that are delinquent and are expected to be ineligible for sale into a securitization, delinquent loans that have been repurchased from securitization trusts and to account for estimates for credit losses on loans and leases that are current. The allowance is calculated based upon management's estimate of its ability to collect on outstanding loans and leases based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses (continued)

and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance.

Loan and Lease Origination Costs and Fees

Direct loan and lease origination costs and loan fees such as points and other closing fees are recorded as an adjustment to the cost basis of the related loan and lease receivable. This asset is recognized in the Consolidated Statement of Income, in the case of loans, as an adjustment to the gain on sale recorded at the time the loans are securitized, or in the case of leases, are recognized as amortization expense over the term of the leases.

Interest-Only Strips

The Company sells a majority of its originated loans through securitizations. In connection with these securitizations, the Company receives cash and an interest-only strip, which represents the Company's retained interest in the securitized loans. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows and overcollateralization cash flows, which are derived from payments made to a trust from the securitized loans after deducting payments to investors in the securitization trust and other miscellaneous fees. These retained interests are carried at their fair value. Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on the pools of loans sold through securitizations. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. The overcollateralization serves as credit enhancement for the

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Interest-Only Strips (continued)

investors. The expected future cash flows from interest-only strips are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary.

The securitization trusts and its investors have no recourse to other assets of the Company for failure of the securitized loans to pay when due. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Securitizations" for further discussion of how the assumptions used to estimate fair value are determined.

Servicing Rights

When loans are sold through a securitization, the servicing of the loans is retained and the Company capitalizes the benefit associated with the rights to service securitized loans. Servicing rights represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers net of estimated compensation that would be required by a substitute servicer. Servicing rights are carried at the lower of cost or fair value. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. The projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization.

Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to servicing income on that particular pool of loans.

The expected future cash flows from servicing rights are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. If the Company's analysis indicates the carrying value of servicing rights are not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance would be required.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Securitizations" for further discussion of how the assumptions used to estimate fair value are determined.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Prepaid Assets

Prepaid assets are comprised mainly of amounts paid for insurance coverage and printed marketing materials and customer lists, which have not yet been utilized. Costs for printed materials and customer lists are expensed as they are utilized. Other marketing and advertising costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

Financing Costs and Amortization

Financing costs incurred in connection with public offerings of subordinated debt securities are recorded in other assets and are amortized over the term of the related debt.

Investments Held to Maturity

Investments classified as held to maturity recorded in other assets consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost.

Real Estate Owned

Property acquired by foreclosure or in settlement of loan and lease receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

Goodwill

Goodwill is recorded in other assets and represents the excess of cost over the fair value of the net assets acquired from the Company's 1997 acquisition of New Jersey Mortgage and Investment Corp. (now American Business Mortgage Services, Inc.). Periodically, the Company performs a review for events or changes in circumstances that may indicate that the carrying amount of goodwill might exceed the fair value, which would require an adjustment to the goodwill balance for the amount of impairment. The Company utilizes estimated future cash

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Goodwill (continued)

flows of the purchased subsidiary compared to the carrying value of the subsidiary including goodwill to determine if impairment exists. At June 30, 2002, no goodwill impairment existed.

See "-- Recent Accounting Pronouncements" for further detail of the required change in accounting for goodwill, which the Company adopted July 1, 2001. For segment reporting purposes, the goodwill balance is allocated to the loan origination segment. See Note 20 for segment reporting.

Revenue Recognition

The Company derives its revenue principally from gains on sales of loans, interest accretion on interest-only strips, interest and fee income on loans and leases, and servicing income. Gains on sales of loans through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization and the allocated cost of loans or leases securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values.

Interest accretion income represents the yield component of cash flows received on interest-only strips. The Company uses a prospective approach to estimate interest accretion. As previously discussed, the Company updates estimates of residual cash flow from the securitizations. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, the Company recognizes a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact the current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows.

Interest and fee income consists of interest earned on loans and leases while held in the Company's managed portfolio, premiums earned on loans sold with servicing released and other ancillary fees collected in connection with loan origination. Interest income is recognized based on the simple interest or scheduled interest method depending on the original structure of the loan. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review will cause earlier suspension if collection is doubtful. Premiums earned on loans sold with servicing

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

Servicing income is recognized as contractual fees and other fees for servicing loans and leases are incurred, net of amortization of servicing rights assets.

Derivative Financial Instruments

The primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date of securitization. From time to time, derivative financial instruments are utilized in an attempt to mitigate the effect of changes in interest rates between the date loans are originated and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced. Generally, the period between loan origination and pricing of the pass-through interest rate is less than 3 months. Derivative financial instruments the Company uses for hedging changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in a mortgage conduit facility, which the Company would expect to be included in a term securitization at a future date. The mortgage loans and mortgage loans' underlying residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. The Company may hedge potential interest rate changes in interest rate swap yield curves with Eurodollar futures, forward Treasury sales, interest rate swaps or derivative contracts of similar underlying securities. This practice has provided strong correlation between the hedge contracts and the ultimate pricing the Company receives on the subsequent securitization. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative financial instruments are based on quoted market prices. The fair value of the items hedged are based on current pricing of these assets in a

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

securitization. Cash flow related to hedging activities is reported as it occurs. The effectiveness of the Company's hedges is continuously monitored. If correlation did not exist, the related gain or loss on the hedged item would no longer be recognized as an adjustment to income.

Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into a derivative financial instrument contract, which was not designated as an accounting hedge and is therefore accounted for as a trading asset or liability. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The structure of certain securitization trusts includes a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose the Company to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure the Company has entered into an interest rate swap agreement to lock in a fixed interest rate on the Company's third quarter fiscal 2002 securitization's variable rate tranche. The swap agreement requires a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the LIBOR paid on the certificates. The fair value of this swap agreement is based on estimated market values for the sale of the contract provided by a third party. The fair value of the contract is recorded in other assets or other liabilities as appropriate. Net changes in the fair value during a period are included in administrative expenses in the Statement of Income. The interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips is recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income.

See Note 18 for further discussion of the Company's use of derivative financial instruments.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard in the fourth quarter of the fiscal year ended June 30, 2001 did not have a material effect on the Company's financial condition or results of operations and is not expected to have a material effect on the Company's financial condition or results of operations in future periods. However, the new standard requires that the Company record the obligation to repurchase loans from securitization trusts at the time the Company has the contractual right to repurchase loans whether or not the Company actually repurchases the loans. These rights to repurchase loans are recorded in Loan receivables - Available for sale, at the estimated fair value of the loans. The Company records a corresponding obligation in Other liabilities at the loans outstanding principal balance, which would be the repurchase price of the loan should the Company choose to repurchase the loan.

In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 establishes standards for the accounting of intangible assets that are acquired individually or with a group of other assets in financial statements upon their acquisition, and the accounting of goodwill and other intangible assets after they have been initially recognized in the financial statements. In addition, SFAS No. 142 requires additional financial statement disclosure for goodwill and other intangibles. Under the new standard, amortization of goodwill and intangible assets with an indefinite useful life was discontinued. After a transitional impairment test, goodwill and intangible assets will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for entities with fiscal years beginning after March 15, 2001. The Company adopted the new standard on July 1, 2001.

Because the Company's goodwill is no longer being amortized, the reported amounts of goodwill will not decrease at the same time and in the same manner as under previous standards. There may be more volatility in reported income than under previous standards because impairment losses, if any, are likely to occur irregularly and in varying amounts. As of July 1, 2001, the Company performed a transitional impairment test, which did not indicate impairment of goodwill under the provisions of the new standard.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

For the year ended June 30, 2001 and 2000, the Company recorded amortization of goodwill in the amount of $1.3 million and $1.2 million, respectively. Adjusted to exclude amortization of goodwill, net income and diluted net income per share for the year ended June 30, 2001 were $8.9 million and $2.29 and for the year ended June 30, 2000 were $7.2 million and $1.69, respectively.

In June 2002, the FASB issued a proposed interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements." The proposal provides guidance on consolidation by a business enterprise of special purpose entities ("SPE's"). The proposal defines the primary beneficiary of an SPE as a business enterprise that has a controlling financial interest in the SPE. The proposal requires that the primary beneficiary of an SPE consolidate an SPE's assets, liabilities and results of the activities of the SPE in their financial statements and provide certain disclosures regarding both consolidated and unconsolidated SPE's. SPE's whose structures effectively disburse risk would not be required to be consolidated by any party. Although the Company uses SPE's extensively in their loan securitization activities, the proposal, if adopted as written, will not affect the Company's current consolidation policies for SPE's. The proposed interpretation does not change the guidance incorporated in SFAS No. 140 which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. The proposal as currently contemplated will therefore have no effect on the Company's financial condition or results of operations and would not be expected to affect it in the future.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


2.  Loan and Lease Receivables

Loan and lease receivables - available for sale were comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Real estate secured loans                        $       48,116   $       68,838
Leases (net of unearned income of $668 and
  $1,324)                                                 8,211           14,455
                                                 -------------------------------
                                                         56,327           83,293
Less: allowance for credit losses on loan
  and lease receivables available for sale                3,705            2,480
                                                 -------------------------------
                                                         52,622           80,813
Receivable for securitized loans                          9,028            2,428
                                                 -------------------------------
                                                 $       61,650   $       83,241
                                                 ===============================


In accordance with the Company's securitization trust agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in Other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

Real estate secured loans have contractual maturities of up to 30 years.

At June 30, 2002 and 2001, the accrual of interest income was suspended on real estate secured loans of $7.0 million and $4.5 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans in the amount of $2.9 million and $1.2 million at June 30, 2002 and 2001, respectively. Average balances of non-accrual loans during the years ended June 30, 2002 and 2001 were $6.7 million and $4.8 million, respectively.

Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


3.  Allowance for Credit Losses

The activity for the allowance of credit losses is summarized as follows (in thousands):

                                                                     Year ended June 30,
                                                           2002             2001              2000
                                                       ------------------------------------------------
Balance at beginning of year                          $        2,480   $        1,289    $          702
Provision for credit losses:
 Business purpose loans                                        1,721            1,503               660
 Home equity loans                                             3,417            2,600               350
 Equipment leases                                              1,319            1,087             1,035
                                                       ------------------------------------------------
Total provision                                                6,457            5,190             2,045
                                                       ------------------------------------------------
Charge-offs, net of recoveries:
 Business purpose loans                                         (924)          (1,374)             (225)
 Home equity loans                                            (2,892)          (1,634)              (85)
 Equipment leases                                             (1,416)            (991)           (1,148)
                                                       ------------------------------------------------
Total charge-offs, net                                        (5,232)          (3,999)           (1,458)
                                                       ------------------------------------------------
Balance at end of year                                $        3,705   $        2,480    $        1,289
                                                       ================================================
Ratio of losses in the portfolio during the period
  to the average managed portfolio (a)                          0.60             0.53              0.31
Ratio of allowance to gross receivables                         6.58             2.89              2.84


(a) The average managed portfolio includes loans and leases held as available for sale and securitized loans and leases serviced for others. See Note 6 for detail of the total managed portfolio.

Recoveries of loans and leases previously charged-off were $302 thousand, $434 thousand and $53 thousand during the years ended June 30, 2002, 2001 and 2000, respectively.

While the Company is under no obligation to do so, at times it elects to repurchase delinquent loans from the securitization trusts, some of which may be in foreclosure. The Company elects to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flow from securitization trusts. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where the Company, as servicer, has initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


3. Allowance for Credit Losses (continued)

The foreclosed and delinquent loans the Company typically elects to repurchase are usually 90 days or more delinquent and the subject of completed foreclosure proceedings or where a completed foreclosure is imminent. The related charge-offs on these repurchased loans are included in the provision for credit losses in the period of charge-off.

The following table summarizes the principal balances of loans and real estate owned (REO) repurchased from securitization trusts (dollars in thousands):

                                                                     Year ended June 30,
                                                           2002             2001              2000
                                                       ------------------------------------------------
Business purpose loans                                $        6,669   $        4,501    $        4,118
Home equity loans                                             23,571           10,549             4,710
                                                       ------------------------------------------------
Total                                                 $       30,240   $       15,050    $        8,828
                                                       ================================================
Number of loans repurchased                                      341              154                81
                                                       ================================================


The Company received $19.2 million, $10.9 million and $2.9 million of proceeds from the liquidation of repurchased loans and REO for the years ended June 30, 2002, 2001 and 2000, respectively. We had repurchased loans remaining on the balance sheet in the amounts of $7.3 million, $2.8 million and $2.9 million at June 30, 2002, 2001 and 2000, respectively and REO of $2.1 million, $2.0 million and $1.5 million at June 30, 2002, 2001 and 2000, respectively.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4.  Securitizations

The following schedule details loan and lease securitizations (dollars in millions):

                                                                     Year ended June 30,
                                                           2002             2001              2000
                                                       ------------------------------------------------
Loans and leases securitized:
 Business purpose loans                               $        129.1   $        109.9    $        104.5
 Home equity loans                                           1,222.0            992.2             887.9
 Equipment leases                                                  -                -               9.3
                                                       ------------------------------------------------
                                                      $      1,351.1   $      1,102.1    $      1,001.7
                                                       ================================================
Number of term securitizations:
 Business purpose and home equity loans                            4                4                 4
 Equipment leases                                                  -                -                 1

Cash proceeds:
 Business purpose and home equity loans               $      1,374.6   $      1,113.8    $        993.0
 Equipment leases                                                  -                -              10.0

Gains:
 Business purpose and home equity loans               $        185.6   $        129.0    $         90.2
 Equipment leases                                                  -                -               0.2
                                                       ------------------------------------------------
                                                      $        185.6   $        129.0    $         90.4
                                                       ================================================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4. Securitizations (continued)

The table below summarizes certain cash flows received from and paid to securitization trusts (in millions):

                                                       Year ended June 30,
                                                      2002             2001
                                                 -------------------------------
Proceeds from new securitizations                $      1,374.6   $      1,113.8
Contractual servicing fees received                        35.3             25.6
Other cash flows received on retained
  interests (a)                                            53.4             36.2
Purchases of delinquent or foreclosed assets              (30.2)           (15.1)
Servicing advances                                         (7.5)            (5.2)
Reimbursement of servicing advances                         7.2              2.8


(a) Amount is net of required purchases of additional overcollateralization.

The Company's securitizations involve a two-step transfer that qualified for sale accounting under SFAS No. 125 and also qualify under SFAS No. 140. First, the Company sells the loans to an SPE, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the SPE sells the loans to a qualified SPE, which is a trust transferring title of the loans and isolating those assets from the Company's assets. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans being sold, collects proceeds on behalf of the certificate holders, distributes proceeds and is a distinct legal entity, independent from the Company.

The Company also uses SPE's in the sales of loans to a $300 million off-balance sheet mortgage conduit facility. Sales into the off-balance sheet facility involve a two-step transfer that qualifies for sale accounting under SFAS No. 140, similar to the process described above. This facility has a revolving feature and can be directed by the sponsor to dispose of the loans. Typically this has been accomplished by securitizing them in a term securitization. The third party note purchaser also has the right to sell the loans. Under this arrangement, the loans have been isolated from the Company and its subsidiaries and as a result, transfers to the facility are treated as sales for financial reporting purposes. When loans are sold to this facility, the Company performs a probability assessment of the likelihood that the sponsor will transfer the loans into a term securitization. As the sponsor has typically transferred the loans to a term securitization in the past, the amount of gain on sale recognized for loans sold to this facility is estimated based on the terms the Company would obtain in a term securitization rather than the terms of this facility. At June 30, 2002, the off-balance sheet mortgage conduit facility held loans with principal balance due of $56.6 million as assets and owed $54.9 million to third parties.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4. Securitizations (continued)

Prior to March 2001, the Company had an arrangement with a warehouse lender, which included an off-balance sheet facility. The sale into this off-balance sheet conduit facility involved a two step transfer that also qualified for sale accounting under SFAS No. 125. The Company terminated this facility in March 2001.

During the year ended June 30, 2002, due to increases in prepayment experience, write downs of $44.1 million were recorded on interest-only strips. The income statement impact for fiscal 2002 was a write down of $22.1 million while the remaining $22.0 million was written down through other comprehensive income in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and Emerging Issues Task Force guidance, referred to as EITF in this document, 99-20. The write down reduced net income by $12.8 million and reduced diluted earnings per share by $4.05.

Although in the second quarter of fiscal 2002 the Company increased its prepayment rate assumptions used to value the interest-only strips, prepayment rates throughout the mortgage industry continued to increase and the Company's prepayment experience continued to exceed even its revised assumptions. Based on current economic conditions, published mortgage industry surveys and the Company's prepayment experience, the Company believes prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. Therefore the Company has increased the prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to historical levels. However, the Company cannot predict with certainty what its prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value interest-only strips and actual experience may have a significant adverse impact on the value of these assets.

In fiscal 2000, a write down of $12.6 million was recorded on the Company's interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value the residual portion of the interest-only strips. This change in the discount rate was considered an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that led to this other than temporary decline in fair value include:

o       Sustained increase in market interest rates;

o Increases in the all-in cost of the Company's mortgage loan trust investor certificates;

o Increases in the Company's cost of funding its interest-only strips, particularly the interest rate paid on subordinated debt; and

o Events and conditions in the mortgage lending industry and the actions by others in that industry.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4. Securitizations (continued)

The write down in fiscal 2000 also included a charge of $1.9 million for the impact of changes in one-month LIBOR deemed to be other than temporary. A portion of the certificates issued to investors by securitization trusts have floating interest rates based on one-month LIBOR plus a spread. The fair value of the excess cash flow the Company will receive from these trusts would be affected by any changes in rates paid on the floating interest rate certificates. The write down included a credit of $0.5 million for the net impact of adjustments made to the prepayment assumptions on mortgage loan securitizations at June 30, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Off-Balance Sheet Arrangements -- Securitizations" for a discussion of the discount rate and prepayment assumptions. The write down reduced net income by $7.8 million and reduced diluted earnings per share by $1.84.

The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4. Securitizations (continued)

                                         Summary of Material Mortgage Loan Securitization

                                   Valuation Assumptions and Actual Experience at June 30, 2002

                                      2002-2     2002-1    2001-4     2001-3     2001-2     2001-1     2000-4     2000-3    2000-2
                                     -------    -------    -------    -------    -------    -------   -------    -------    -------
Interest-only strip residual
  discount rate:
 Initial valuation ...............        13%        13%        13%        13%        13%        13%       13%        13%        13%
 Current valuation ...............        13%        13%        13%        13%        13%        13%       13%        13%        13%
Interest-only strip
  overcollateralization discount
  rate .............................       7%         7%         7%         7%         7%         6%        7%         8%         8%
Servicing rights discount rate:
 Initial valuation ...............        11%        11%        11%        11%        11%        11%       11%        11%        11%
 Current valuation ...............        11%        11%        11%        11%        11%        11%       11%        11%        11%
Prepayment rates:
 Initial assumption:
 Expected Constant Prepayment
  Rate (CPR):
   Business loans (b) ............        11%        11%        11%        11%        11%        11%       10%        10%        10%
   Home equity loans .............        22%        22%        22%        22%        22%        22%       24%        24%        24%
 Ramp period (months) (a):
   Business loans ................        27         27         27         24         24         24        24         24         24
   Home equity loans .............        30         30         30         30         30         30        24         24         24
 Current assumptions:
 Expected Constant Prepayment
  Rate (CPR):
   Business loans (b)  ...........        11%        11%        11%        11%        11%        11%       11%        11%        12%
   Home equity loans  ............        22%        22%        22%        22%        22%        22%       22%        22%        22%
 Ramp period (months) (a):
   Business loans ................        27         27         27         27         27         27        27         27         27
   Home equity loans .............        30         30         30         30         30         30        30         30         30
 CPR adjusted to reflect ramp:
   Business loans ................         3%         5%         8%        10%        12%        15%       17%        20%        22%
   Home equity loans (d) ..........        2%        21%        24%        28%        31%        31%       31%        31%        31%
 Current prepayment experience (c):
   Business loans ................        --         --          4%        10%        17%        11%       24%        18%        14%
   Home equity loans .............        --         --         12%        19%        30%        40%       42%        37%        37%
Annual credit loss rates:
 Initial assumption ..............      0.40%      0.40%      0.40%      0.40%      0.40%      0.40%     0.40%      0.40%      0.40%
 Current assumption ..............      0.40%      0.40%      0.40%      0.40%      0.40%      0.40%     0.40%      0.40%      0.40%
 Actual experience ...............        --         --         --         --       0.01%      0.02%     0.05%      0.25%      0.13%
Servicing fees:
 Contractual fees ................      0.50%      0.50%      0.50%      0.50%      0.50%      0.50%     0.70%      0.50%      0.50%
 Ancillary fees ..................      1.25%      1.25%      1.25%      1.25%      1.25%      1.25%     1.25%      1.25%      1.25%

---------------

(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.

(b) Rate is the estimated expected weighted-average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40.

(c) Rate is a six-month historical average.

(d) The home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment experience.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4. Securitizations (continued)

                                         Summary of Material Mortgage Loan Securitization

                             Valuation Assumptions and Actual Experience at June 30, 2002 (continued)

                                           2000-1     1999-4      1999-3     1999-2      1999-1     1998 (e)   1997 (e)    1996 (e)
                                         --------    --------    --------   --------    --------    --------   --------    --------
Interest-only strip residual discount
  rate:
 Initial valuation ...................         11%         11%         11%        11%         11%         11%        11%         11%
 Current valuation ...................         13%         13%         13%        13%         13%         13%        13%         13%
Interest-only strip
 overcollateralization discount rate..          8%          8%          7%         7%          7%          7%         7%          8%
Servicing rights discount rate:
 Initial valuation ...................         11%         11%         11%        11%         11%         11%        11%         11%
 Current valuation ...................         11%         11%         11%        11%         11%         11%        11%         11%
Prepayment rates:
 Initial assumption:
 Expected Constant Prepayment Rate
  (CPR):
   Business loans (b) ................         10%         10%         10%        10%         10%         13%        13%         13%
   Home equity loans .................         24%         24%         24%        24%         24%         24%        24%         24%
 Ramp period (months) (a):
   Business loans ....................         24          24          24         24          24          24         24          24
   Home equity loans .................         18          18          18         18          18          12         12          12
 Current assumptions:
 Expected Constant Prepayment Rate
  (CPR):
   Business loans (b) ................         12%         11%         11%        11%         10%         10%        10%         10%
   Home equity loans .................         22%         22%         22%        22%         22%         24%        25%         21%
 Ramp period (months) (a):
   Business loans ....................         27          Na          Na         Na          Na          Na         Na          Na
   Home equity loans .................         30          Na          Na         Na          Na          Na         Na          Na
 CPR adjusted to reflect ramp:
   Business loans(d) .................         23%         19%         16%        13%         13%         22%        28%         10%
   Home equity loans(d) ..............         22%         22%         30%        28%         29%         31%        25%         27%
 Current prepayment experience (c):
   Business loans ....................         19%         30%         27%        20%         23%         22%        32%          2%
   Home equity loans (f) .............         31%         30%         30%        28%         29%         31%        24%         29%
Annual credit loss rates:
 Initial assumption ..................       0.40%       0.30%       0.25%      0.25%       0.25%       0.25%      0.25%       0.25%
 Current assumption ..................       0.40%       0.35%       0.35%      0.25%       0.40%       0.53%      0.34%       0.38%
 Actual experience ...................       0.31%       0.35%       0.34%      0.27%       0.37%       0.53%      0.31%       0.37%
Servicing fees:
 Contractual fees ....................       0.50%       0.50%       0.50%      0.50%       0.50%       0.50%      0.50%       0.50%
 Ancillary fees ......................       1.25%       1.25%       1.25%      1.25%       1.25%       0.75%      0.75%       0.75%

---------------

(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.

(b) Rate is the estimated expected weighted-average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40.

(c) Rate is a six-month historical average.

(d) Business loan assumption ramps down from current rate to 10% remaining constant at 10% for trusts 1997-2 through 1999-1.

(e) Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.

(f) The home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment experience.

Na=Not applicable

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


4. Securitizations (continued)

The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. (dollars in millions):

Securitized collateral balance ................................   $      3,005.6
Balance sheet carrying value of retained interests ............   $        637.9
Weighted-average collateral life (in years) ...................              4.1


Sensitivity of assumptions used to value retained interests:

Prepayment speed:
Impact on fair value for 10% adverse change ...................   $         26.2
Impact on fair value for 20% adverse change ...................   $         49.7
Credit loss rate:
Impact on fair value for 10% adverse change ...................   $          4.1
Impact on fair value for 20% adverse change ...................   $          8.3
Floating interest rate certificates (a):
Impact on fair value for 10% adverse change ...................   $          1.0
Impact on fair value for 20% adverse change ...................   $          2.0
Discount rate:
Impact on fair value for 10% adverse change ...................   $         21.1
Impact on fair value for 20% adverse change ...................   $         41.0

---------------

(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve.

The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

These sensitivities reflect the approximate amount of the fair values that our interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


5. Interest-Only Strips

Interest-only strips were comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Interest-only strips
    Available for sale                           $      510,770   $      395,520
    Trading assets                                        1,841            2,999
                                                 -------------------------------
                                                 $      512,611   $      398,519
                                                 ===============================


Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At June 30, 2002 and 2001, the fair value of overcollateralization related cash flows were $236.6 million and $183.1 million, respectively.

The activity for interest-only strip receivables is summarized as follows (in thousands):

                                                       Year ended June 30,
                                                      2002             2001
                                                 -------------------------------
Balance at beginning of year                     $      398,519   $      277,872
Initial recognition of interest-only strips,
  including initial overcollateralization
  of $0 and $611, respectively                          153,463          125,408
Cash flow from interest-only strips                    (100,692)         (82,905)
Required purchases of additional
  overcollateralization                                  47,271           43,945
Interest accretion                                       35,386           26,069
Net adjustments to fair value (a)                           717            8,130
Other than temporary fair value
 adjustment (a)                                         (22,053)              --
                                                 -------------------------------
Balance at end of year                           $      512,611   $      398,519
                                                 ===============================


(a) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to fair value are recorded through the income statement.

See Note 4 for further description of the write down recognized in fiscal 2002.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


6.  Servicing Rights

The total managed loan and lease portfolio, which includes loans and leases held by the Company as available for sale, and securitized loans and leases serviced for others, is as follows (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Home equity loans                                $    2,675,559   $    2,223,429
Business purpose loans                                  361,638          300,192
Equipment leases                                         28,992           65,774
                                                 -------------------------------
                                                 $    3,066,189   $    2,589,395
                                                 ===============================


The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):

                                                       Year ended June 30,
                                                      2002             2001
                                                 -------------------------------
Balance at beginning of year                     $      102,437   $       74,919
Initial recognition of servicing rights                  52,682           47,469
Amortization                                            (29,831)         (19,951)
                                                 -------------------------------
Balance at end of year                           $      125,288   $      102,437
                                                 ===============================


Servicing rights are periodically valued by the Company based on the current estimated fair value of the servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. Key assumptions used in the periodic valuation of the servicing rights are described in Note 4. Impairments, if they occurred, would be recognized in a valuation allowance for each impaired stratum in the period of impairment. To date, the Company's valuation analysis has not indicated any impairment other than the $0.7 million write down recorded in fiscal 2000 and no valuation allowance has been required. At June 30, 2002 and 2001, the periodic valuations supported the carrying value of servicing rights.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


7.  Property and Equipment

Property and equipment is comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Computer software                                $       18,789   $       16,374
Computer hardware                                         4,845            5,147
Office furniture and equipment                            8,038            8,745
Leasehold improvements                                    2,481            2,579
                                                 -------------------------------
                                                         34,153           32,845
Less accumulated depreciation and
  amortization                                           15,707           12,095
                                                 -------------------------------
                                                 $       18,446   $       20,750
                                                 ===============================


Depreciation and amortization expense was $6.8 million, $6.2 million and $4.4 million for the years ended June 30, 2002, 2001 and 2000, respectively.

8.  Other Assets and Other Liabilities

Other assets are comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Goodwill                                         $       15,121   $       15,121
Financing costs, debt offerings                           5,849            7,707
Real estate owned                                         3,784            2,322
Due from securitization trusts for servicing
  related activities                                      1,616            5,430
Investments held to maturity                                917              945
Other                                                     1,507            4,760
                                                 -------------------------------
                                                 $       28,794   $       36,285
                                                 ===============================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


8. Other Assets and Other Liabilities (continued)

Other liabilities are comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Commitments to fund closed loans                 $       29,866   $       29,130
Obligation for repurchase of securitized
  loans                                                  10,621            2,478
Escrow deposits held                                      9,011            6,425
Trading liability, at fair value                            461               --
Other                                                       949              601
                                                 -------------------------------
                                                 $       50,908   $       38,634
                                                 ===============================


See Note 2 for an explanation for the obligation for repurchase of securitized loans.

9. Subordinated Debt and Warehouse Lines and Other Notes Payable

Subordinated debt was comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Subordinated debt (a)                            $      640,411   $      524,003
Subordinated debt - money market notes (b)               15,309           13,947
                                                 -------------------------------
Total subordinated debt                          $      655,720   $      537,950
                                                 ===============================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


9. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                            June 30,
                                                      2002             2001
                                                 -------------------------------
Warehouse and operating revolving line of
  credit (c)                                     $        6,171   $       34,199
Lease funding facility (d)                                2,128            5,474
Warehouse revolving line of credit (e)                      187           11,235
Other debt                                                    -              156
                                                 -------------------------------
Total warehouse lines and other notes
  payable                                        $        8,486   $       51,064
                                                 ===============================


(a) Subordinated debt due July 2002 through June 2012, interest rates ranging from 5.0% to 13.50%; average rate at June 30, 2002 was 9.82%, average maturity was 17 months, subordinated to all of the Company's senior indebtedness.

(b) Subordinated debt-money market notes due upon demand, interest rate at 4.88%; subordinated to all of the Company's senior indebtedness.

(c) $50 million warehouse and operating revolving line of credit expiring December 2002, collateralized by certain loan receivables, advances to securitization trusts, real estate owned and certain interest-only strips.

(d) Lease funding facility matures through December 2004, collateralized by certain lease receivables.

(e) $25 million warehouse revolving line of credit expiring October 2003, collateralized by certain loan receivables.

Principal payments on subordinated debt, warehouse lines and other notes payable for the next five years are as follows (in thousands): year ending June 30, 2003
- $375,597; 2004 - $141,638; 2005 - $90,740; 2006 - $19,070; and, 2007 - $9,533.

Warehouse lines and other notes payable were collateralized by $10.8 million of loan and lease receivables.

In addition to the above the Company had available to it the following credit facilities:

o $1.2 million operating line of credit expiring January 2003, fundings to be collateralized by an investment in the 99-A lease securitization trust. This line was unused at June 30, 2002.

o $100 million revolving line of credit expiring March 2003, fundings to be collateralized by certain loan receivables. This line was unused at June 30, 2002.

o $200 million revolving line of credit expiring November 2002, collateralized by certain loan receivables. This line was unused at June 30, 2002.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


9. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

o $300 million facility, expiring July 2003, which provides for the sale of mortgage loans into an off-balance sheet funding facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies -- Special Purpose Entities and Off-Balance Sheet Facilities" for further discussion of the off-balance sheet features of this facility. At June 30, 2002, $54.9 million of this facility was utilized.

Interest rates on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 2.50% or the commercial paper rate plus 0.99%. The weighted-average interest rate paid on the revolving credit facilities was 3.35% and 5.42% at June 30, 2002 and 2001, respectively.

The terms of the warehouse lines and operating lines of credit require the Company to meet specific financial covenants and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio limits, which the Company must meet to enable the Company to draw on that particular line of credit. At June 30, 2002, the Company was in compliance with the terms of all debt agreements.

Subsequent to June 30, 2002 the Company entered into a series of leases for computer equipment which qualify as capital leases. The total principal amount of debt to be recorded under these leases is $1.0 million. The leases have an imputed interest rate of 8.0% and mature through January 2006.

The Company paid commitment fees and non usage fees on warehouse lines and operating lines of credit of $0.7 million, $0.4 million and $0.2 million in the years ended June 30, 2002, 2001 and 2000, respectively.

Under a registration statement declared effective by the Securities and Exchange Commission on October 16, 2001, the Company registered $325.0 million of subordinated debt. As of June 30, 2002, $84.7 million of debt was available for future issuance. The Company is in the process of registering a new offering for an additional $315.0 million of subordinated debt. There can be no assurance given as to when the Securities and Exchange Commission will declare this registration statement effective.

The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


9. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

10. Stockholders' Equity

In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of the Company's common stock, which was at the time, and has continued to, trade at below book value. In addition, the Company's consistent earnings growth over the past several years did not result in a corresponding increase in the market value of its common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The fiscal 2002 extension authorized the purchase of up to 10% of the then outstanding shares, which totaled approximately 2,661,000 shares on the date of the extension. To date the Company has repurchased 43,000 shares under the current program. The current repurchase program terminates in November 2002. The Company currently has no plans to continue to repurchase additional shares or extend the repurchase program beyond this date.

The total number of shares repurchased under the stock repurchase program was:
117,000 in fiscal 1999; 327,000 in fiscal 2000; 627,000 in fiscal 2001; and
352,000 in fiscal 2002. The cumulative effect of the stock repurchase program was an increase in diluted earnings per share of $0.41, $0.32 and $0.06 for the years ended June 30, 2002, 2001, and 2000, respectively.

On August 21, 2002, the Board of Directors declared a 10% stock dividend payable September 13, 2002 to shareholders of record on September 3, 2002. In conjunction with the Board's resolution, all outstanding stock options and related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings per common share, average common share and stock option amounts presented have been adjusted to reflect the effect of this stock dividend. Amounts presented for fiscal 2001 and 2000 have been similarly adjusted for the effect of a 10% stock dividend declared October 1, 2001, which was paid on November 5, 2001 to shareholders of record on October 22, 2001.

The Company increased its quarterly dividend to $0.07 per share in fiscal 2002. Dividends of $0.28, $0.26 and $0.25 were paid in the years ended June 30, 2002, 2001 and 2000, respectively.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


10. Stockholders' Equity (continued)

In May 2002 the Company registered 440,000 shares of its common stock for use in a dividend reinvestment plan. The dividend reinvestment plan is intended to allow shareholders to purchase the Company's common stock with dividend payments from their existing common stock holdings. As of June 30, 2002, this option is in the process of being offered to the common stock shareholders.

11. Employee Benefit Plan

The Company has a 401(k) defined contribution plan, which was established in 1995, available to all employees who have been with the Company for one month and have reached the age of 21. Employees may generally contribute up to 15% of their earnings each year, subject to IRS imposed limitations. For participants with one or more years of service, the Company, at its discretion, may match up to 25% of the first 5% of earnings contributed by the employee, and may match an additional 25% of the first 5% of earnings contributed by the employee in Company stock. The Company's contribution was $350 thousand, $307 thousand and $304 thousand for the years ended June 30, 2002, 2001 and 2000, respectively.

The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 2002, 236,024 shares were available for future grant under the Company's stock option plans.

A summary of key employee stock option activity for the years ended June 30, 2002, 2001 and 2000 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


12. Stock Option and Stock Incentive Plans

The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 2002, 236,024 shares were available for future grant under the Company's stock option plans.

A summary of key employee stock option activity for the years ended June 30, 2002, 2001 and 2000 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.

                                                                     Weighted-
                                                                      Average
                                                   Number of         Exercise
                                                     Shares            Price
                                                 -------------------------------
Options outstanding, June 30, 1999                      368,763   $        13.84
Options granted                                         273,036            10.75
Options exercised                                       (50,503)            2.14
Options canceled                                        (27,315)           17.18
                                                 -------------------------------
Options outstanding, June 30, 2000                      563,981            13.23
Options granted                                          81,675             5.32
Options canceled                                        (91,052)           15.82
                                                 -------------------------------
Options outstanding, June 30, 2001                      554,604            11.64
Options granted                                         110,311            12.81
Options exercised                                          (121)           10.75
Options canceled                                        (61,336)            7.32
                                                 -------------------------------
Options outstanding, June 30, 2002                      603,458   $        11.95
                                                 ===============================


The Company also issues stock options to non-employee directors. Options generally are granted to non-employee directors at or above the market price of the stock on the date of grant, fully vest when granted and expire three to ten years after the date of grant.

A summary of non-employee director stock option activity for the three years ended June 30, 2002, 2001 and 2000 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002

12. Stock Option and Stock Incentive Plans (continued)

                                                                     Weighted-
                                                                      Average
                                                   Number of         Exercise
                                                     Shares            Price
                                                 -------------------------------
Options outstanding, June 30, 1999                      190,575   $         8.24
Options granted                                          48,400            10.75
Options exercised                                       (27,225)            4.14
                                                 -------------------------------
Options outstanding, June 30, 2000                      211,750             9.45
Options granted                                          48,400             5.27
Options exercised                                       (25,410)           18.30
                                                 -------------------------------
Options outstanding, June 30, 2001                      234,740             7.63
Options granted                                          59,400            13.97
Options canceled                                        (25,410)           11.81
                                                 -------------------------------
Options outstanding, June 30, 2002                      268,730   $         8.64
                                                 ===============================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


12. Stock Option and Stock Incentive Plans (continued)

The Company accounts for stock options issued under these plans using the intrinsic value method, and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands, except per share amounts):

                                                                June 30,
                                                 2002             2001              2000
                                        ------------------------------------------------
Net income
 As reported                           $        7,859   $        8,085    $        6,424
 Pro forma                                      7,689            8,168             6,161
Earnings per share - basic
 As reported                           $         2.68   $         2.13    $         1.55
 Pro forma                                       2.62             2.15              1.49
Earnings per share - diluted
 As reported                           $         2.49   $         2.08    $         1.51
 Pro forma                                       2.44             2.10              1.45


The weighted-average fair value of options granted during the fiscal years ended June 30, 2002, 2001 and 2000 were $5.85, $2.15 and $4.21, respectively. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                      June 30,
                                    2002                2001                 2000
                              ----------------------------------------------------------
Expected volatility                 50%                  40%                  30%
Expected life                      8 yrs.              8 yrs.               8 yrs.
Risk-free interest rate         3.4% - 5.3%          5.0% - 5.9%          6.1% - 6.7%

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


12. Stock Option and Stock Incentive Plans (continued)

The following tables summarize information about stock options outstanding under these plans at June 30, 2002:

                          Options Outstanding
--------------------------------------------------------------------------------------------------------------
Range of Exercise                                                Weighted Remaining
    Prices of                                                    Contractual Life in       Weighted-Average
     Options                             Number of Shares               Years               Exercise Price
--------------------------------------------------------------------------------------------------------------
  $ 3.93 to  5.63                                    230,657                      4.3    $                4.64
   10.75 to 12.59                                    372,176                      6.7                    11.21
   13.97 to 15.75                                    206,462                      3.9                    15.08
   17.22 to 20.46                                     62,893                      5.5                    18.75
                                       -----------------------------------------------------------------------
                                                     872,188                      5.3    $               10.93
                                       =======================================================================


                          Options Exercisable
--------------------------------------------------------------------------------------------------------------
Range of Exercise                                                Weighted Remaining
    Prices of                                                    Contractual Life in       Weighted-Average
     Options                             Number of Shares               Years               Exercise Price
--------------------------------------------------------------------------------------------------------------
   $ 3.93 to 5.63                                    187,097                      3.3    $                4.53
   10.75 to 12.59                                    143,096                      4.5                    10.75
   13.97 to 15.75                                    142,937                      4.3                    15.35
   17.22 to 20.46                                     50,314                      5.5                    18.75
                                       -----------------------------------------------------------------------
                                                     523,444                      4.2    $               10.55
                                       =======================================================================


In April 2000, the FASB released interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." The guidance, among other things, changed the accounting for stock options issued to non-employee directors. Previously, accounting rules required that options issued to non-employees, including directors, be expensed based on the fair value of the options at the time the options were granted. The new interpretation allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, the Company recorded $174 thousand as a cumulative effect of a change in accounting principle, which represents the cumulative amount of expense recognized in prior years for stock options issued to non-employee directors.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


12. Stock Option and Stock Incentive Plans (continued)

In fiscal 2002 the Board of Directors adopted, and the shareholders approved, a stock incentive plan. The stock incentive plan provides for awards to officers and other employees of the Company in the form of the Company's common stock. Awards made pursuant to this plan are under the direction of the Compensation Committee of the Board of Directors and are dependent on the Company, and individuals receiving the grant, achieving certain goals developed by the Compensation Committee. The vesting schedule for awards under this plan, if any, are set by the Compensation Committee at time of grant. The total number of shares authorized to be granted under the Stock Incentive Plan are 165,000 shares. However the number of shares issuable can be adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, merger, consolidation or other change in the corporate structure of the Company. As of June 30, 2002 there had been no shares granted under this plan.

13. Income Taxes

The provision for income taxes consists of the following (in thousands):

                                                             Year ended June 30,
                                                        2002              2001             2000
                                               ------------------------------------------------
Current
 Federal                                      $        1,455    $          383   $          935
 State                                                   250                76               --
                                               ------------------------------------------------
                                                       1,705               459              935
                                               ------------------------------------------------
Deferred
 Federal                                               3,986             4,641            3,003
 State                                                    --               174               --
                                               ------------------------------------------------
                                                       3,986             4,815            3,003
                                               ------------------------------------------------
Total provision for income taxes              $        5,691    $        5,274   $        3,938
                                               ================================================


There were no tax benefits from the utilization of net operating loss carryforwards in the year ended June 30, 2002 and 2000 while the tax benefits from the utilization of net operating loss carryforwards were $3.6 million for the year ended June 30, 2001.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002



13. Income Taxes (continued)

The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):

                                                       Year ended June 30,
                                                      2002             2001
                                                 -------------------------------
Deferred income tax assets:
Allowance for credit losses                      $        1,297   $          867
Net operating loss carryforwards                         60,720           39,633
Other                                                     6,303            2,353
                                                 -------------------------------
                                                         68,320           42,853
Less valuation allowance                                 29,326           20,156
                                                 -------------------------------
                                                         38,994           22,697
                                                 -------------------------------
Deferred income tax liabilities:

Loan and lease origination costs/fees, net                  138            1,799
Interest-only strips and other receivables               73,980           51,852
                                                 -------------------------------
                                                         74,118           53,651
                                                 -------------------------------
Net deferred income tax liability                $       35,124   $       30,954
                                                 ===============================


The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized.

A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):

                                                             Year ended June 30,
                                                        2002              2001             2000
                                               ------------------------------------------------
Federal income tax at statutory rates         $        4,742    $        4,615   $        3,627
Nondeductible items                                       65               534              623
Other, net                                               884               125             (312)
                                               -------------     -------------    -------------
                                              $        5,691    $        5,274   $        3,938
                                               =============     =============    =============


For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $366.6 million available to reduce future state income taxes for various states as of June 30, 2002. If not used, substantially all of the carryforwards will expire at various dates from June 30, 2002 to June 30, 2004.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


14. Commitments and Contingencies

Operating Leases

As of June 30, 2002, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):

                   Year ending June 30,
                   2003                                           $        4,713
                   2004                                                      948
                   2005                                                      261
                   2006                                                       --
                   2007                                                       --
                                                                   -------------
                                                                  $        5,922
                                                                   =============


Rent expense for leased property was $4.9 million, $5.2 million, $3.6 million, respectively, for the years ended June 30, 2002, 2001, and 2000.

Employment Agreements

In January 1997, the Company entered into employment agreements, as amended, with three executives under which they are entitled to an initial annual base compensation of $625 thousand, collectively, automatically adjusted for increases in the Consumer Price Index and may be adjusted for merit increases. The agreements with two of the executives also provide for bonus payments up to 225% of the executive's annual salary under a cash bonus plan established by the Company's Board of Directors. The third executive is entitled to a bonus payment of up to 50% of the executive's annual salary. The agreements terminate upon the earlier of: (a) the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; (b) the later of five years from any anniversary date of the agreements for two executives and three years for one executive; or (c) five years from the date of notice to the executive of the Company's intention to terminate the agreement for two executives and three years for one executive. In addition, two of the executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement. The remaining executive is entitled to a similar payment but only if he is terminated in connection with a change in control.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


14. Commitments and Contingencies (continued)

Employment Agreements (continued)

The Company has also entered into an employment agreement with another executive under which the executive is entitled to receive an initial annual base compensation of $335 thousand which shall be reviewed annually and may be adjusted for merit increases. The executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the Company achieving specific goals and objectives. This agreement terminates upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; or (b) upon notice to the executive of the Company's intention to terminate the agreement without cause in which case the executive will receive a cash payment equal to his annual base salary. This agreement is binding upon any successor of the Company by merger, consolidation, purchase or otherwise. In the event of a change in control, this executive will receive his highest annual salary for the twelve-month period preceding the termination of his employment and his highest annual bonus paid in any of the three fiscal years preceding termination. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation at the time of award based upon the executive achieving specific goals and objectives.

The Company has also entered into an employment arrangement with another executive under which the executive is entitled to receive an initial annual base compensation of $275 thousand. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the Company achieving specific goals and objectives. This executive is entitled to receive one year's base salary if terminated for any reason, except for cause as defined in the agreement. This executive is also entitled to a severance payment equal to two times the executive's highest annual base salary and bonus earned within a specified period if terminated due to a change in control of the Company or within twenty-four months of a change in control of the Company the executive resigns due to circumstances specified in the agreement.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


14. Commitments and Contingencies (continued)

Other

State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, the Company is unable to predict whether state, local or federal authorities will require changes in the Company's lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on the Company's profitability. The Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although the Company believes that these fees were fair and in compliance with applicable federal and state laws, the Company agreed to reimburse borrowers approximately $221,000 with respect to a particular fee and to reimburse the Commonwealth of Pennsylvania $50,000 for their costs of investigation and for future public protection purposes. The Company has satisfied the monetary commitments and obligations to the Pennsylvania Attorney General. The reserve, which the Company previously established, was adequate to cover the resolution of this matter.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


15. Legal Proceedings

On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The plaintiff alleges that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. The plaintiff seeks restitution, compensatory and punitive damages and attorney's fees and costs, in unspecified amounts. The Company believes that its imposition of this fee is permissible under applicable law and intends to vigorously defend the case.

The Company's lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending activities from time to time including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to the Company's current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on the Company's consolidated financial position or results of operations. The Company maintains a reserve which management believes is sufficient to cover these matters. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of the Company's control, it is possible that the Company's estimated liability under these proceedings may change or that actual results will differ from its estimates.

In addition, from time to time, the Company is involved as plaintiff or defendant in various legal proceedings arising in the normal course of business. While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


16. Related Party Transactions

The Company has a loan receivable from an officer of the Company for $600 thousand, which was an advance for the exercise of stock options to purchase 247,513 shares of the Company's common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 247,513 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

On April 2, 2001, the Company awarded 3,025 shares of its common stock to a director of the Company as a result of services rendered in connection with its stock repurchases.

The Company employs members of the immediate family of some of its directors and executive officers in various executive and other positions. The salaries paid to these individuals are competitive with salaries paid to other employees in similar positions within the Company and in its industry.

Additionally, the Company has business relationships with other related parties including family members of directors and officers through which the Company has purchased appraisal services, office equipment and real estate advisory services. None of these related party transactions, individually or collectively, are material to the Company's results of operations.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


17. Fair Value of Financial Instruments

No active market exists for certain of the Company's assets and liabilities. Therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 2002 and 2001 (in thousands):

                                                     June 30, 2002                      June 30, 2001
                                            -------------------------------    -------------------------------
                                              Carrying                           Carrying
                                                Value          Fair Value          Value          Fair Value
                                            -------------     -------------    -------------     -------------
Assets
Cash and cash equivalents                  $      108,599    $      108,599   $       91,092    $       91,092
Loans and leases available for sale                61,650            62,512           83,241            83,565
Interest-only strips                              512,611           512,611          398,519           398,519
Servicing rights                                  125,288           125,951          102,437           104,747
Investments held to maturity                          917               989              945               983
Liabilities
Subordinated debt and warehouse lines
  and notes payable                        $      664,206    $      663,212   $      589,014    $      587,986


The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

Cash and cash equivalents - For these short-term instruments, the carrying amount approximates fair value.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


17. Fair Value of Financial Instruments (continued)

        Loans and leases available for sale - Fair value is determined by recent sales and securitizations.

        Interest-only strips - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

        Servicing rights - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

        Investments held to maturity - Represent mortgage loan backed securities retained in securitizations. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and pass through investment certificate interest rates of current securitizations.

        Subordinated debt and notes payable - The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

The carrying value of mortgage backed securities retained in securitizations, which were held-to-maturity investment securities were as follows (in thousands):

                                                   Gross            Gross
                               Amortized        Unrealized        Unrealized
                                  Cost             Gains            Losses         Fair Value
                              -------------    -------------     -------------    -------------
June 30, 2002                $          917   $           72     $          -    $          989
June 30, 2001                $          945   $           38     $          -    $          983


Mortgage backed securities mature through July 2007.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


18. Derivative Financial Instruments

SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

The Company recorded cash losses on the fair value of derivative financial instruments of $9.4 million, $4.3 million and $2.1 million during the years ended June 30, 2002, 2001 and 2000, respectively, which were offset by securitization gains during the periods. Any ineffectiveness related to hedging transactions during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged.

There were no outstanding derivative contracts accounted for as hedges at June 30, 2002 or 2001. Outstanding derivative contracts by items hedged and associated unrealized losses as of June 30, 2000 were as follows (in thousands):

                                                Eurodollar         Forward
                                                  Futures          Treasury
                                                 Contracts          Sales             Total
                                               -------------     -------------    -------------
Loans available for sale:
 Notional amount                              $       20,000    $            -   $       20,000
 Unrealized losses                                       (54)                -              (54)
Mortgage conduit facility Assets:
 Notional amount                                      25,000            35,000           60,000
 Unrealized losses                                       (19)             (114)            (133)
Loan commitments:
 Notional amount                                      20,000            10,000           30,000
 Unrealized losses                                       (25)              (23)             (48)
                                               -------------     -------------    -------------
Total:
 Notional amount                              $       65,000    $       45,000   $      110,000
 Unrealized losses                                       (98)             (137)            (235)
                                               =============     =============    =============

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


18. Derivative Financial Instruments (continued)

In addition to the above derivative contracts, at June 30, 2000, the Company had an obligation to satisfy a mortgage securitization prefund requirement of $67.9 million, which was satisfied in July 2000. There were no such obligations at June 30, 2002 or 2001.

For the year ended June 30, 2002, the Company had recorded $0.7 million in losses on a swap contract which is not designated as an accounting hedge. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The loss on the swap contract was due to decreases in interest rate swap yield curve during the period the contract was in place. Of the total losses recognized during the period, $0.5 million are unrealized losses representing the net change in the fair value of the contract at June 30, 2002 and $0.2 are cash losses. The net unrealized loss of $0.5 million is included as a trading liability in Other liabilities.

Terms of the interest rate swap agreement at June 30, 2002 were as follows (dollars in thousands):

Notional amount                                                   $      102,642
Rate received - Floating (a)                                               1.84%
Rate paid - Fixed                                                          2.89%
Maturity Date                                                         April 2004
Unrealized loss                                                   $          461
Sensitivity to 0.1% change in interest rates                      $           93

---------------

(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate tranche at the end of the period.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


19. Reconciliation of Basic and Diluted Earnings Per Common Share


                                                          Year ended June 30,
                                                        2002      2001     2000
                                                       -------------------------
                                                        (in thousands except per
                                                              share data)
(Numerator)
Income before cumulative effect of a change in
  accounting principle                                 $7,859    $7,911   $6,424
Cumulative effect of a change in accounting
  principle                                                 -       174        -
                                                       -------------------------
Net income                                             $7,859    $8,085   $6,424
                                                       =========================
(Denominator)
Average Common Shares:
    Average common shares outstanding                   2,934     3,797    4,143
    Average potentially dilutive shares                   221        88      103
                                                       -------------------------
Average common and potentially dilutive shares          3,155     3,885    4,246
                                                       =========================
Earnings per common share:
    Basic:
Income before cumulative effect of a change in
  accounting principle                                 $ 2.68    $ 2.08   $ 1.55
Cumulative effect of a change in accounting
  principle                                                 -      0.05      -
                                                       -------------------------
    Net income                                         $ 2.68    $ 2.13   $ 1.55
                                                       =========================
    Diluted:
Income before cumulative effect of a change in
  accounting principle                                 $ 2.49    $ 2.04   $ 1.51
Cumulative effect of a change in accounting
  principle                                                 -      0.04      -
                                                       -------------------------
    Net income                                         $ 2.49    $ 2.08   $ 1.51
                                                       =========================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


20. Segment Information

The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.

The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers and loans secured by one to four family residential real estate.

The Servicing segment services the loans and leases the Company originates both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

All Other mainly represents segments that do not meet the SFAS No. 131 defined thresholds for determining reportable segments, financial assets not related to operating segments, mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


20. Segment Information (continued)


                                                                        Year ended June 30, 2002
                                            ---------------------------------------------------------------------------------
                                              Loan       Treasury and                             Reconciling
                                           Origination      Funding      Servicing   All Other       Items       Consolidated
                                            ---------------------------------------------------------------------------------
                                                                             (in thousands)
External revenues:
    Gain on sale of loans and leases        $185,580       $      -      $      -     $      -     $       -       $185,580
    Interest income                            7,199            998         1,309       35,386             -         44,892
    Non-interest income                       11,646              1        35,387          102       (29,707)        17,429
Inter-segment revenues                             -         70,586             -       68,335      (138,921)             -
Operating expenses:
    Interest expense                          22,387         67,256           298       49,328       (70,586)        68,683
    Non-interest expense                      41,547         11,613        31,375       52,163             -        136,698
    Depreciation and amortization              3,348            142         1,095        2,332             -          6,917
    Interest-only strips valuation
      adjustment                                   -              -             -       22,053             -         22,053
    Inter-segment expense                     98,042              -             -            -       (98,042)             -
Income tax expense (benefit)                  16,423         (3,119)        1,650       (9,263)            -          5,691
                                            ---------------------------------------------------------------------------------
Net income                                  $ 22,678       $ (4,307)     $  2,278     $(12,790)    $       -       $  7,859
                                            =================================================================================
Segment assets                              $ 95,017       $202,621      $124,914     $541,950     $ (88,127)      $876,375
                                            =================================================================================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


20. Segment Information (continued)


                                                                        Year ended June 30, 2001
                                            ---------------------------------------------------------------------------------
                                              Loan       Treasury and                             Reconciling
                                           Origination      Funding      Servicing   All Other       Items       Consolidated
                                            ---------------------------------------------------------------------------------
                                                                             (in thousands)
External revenues:
    Gain on sale of loans and leases        $128,978       $      -      $      -     $      -     $       -       $128,978
    Interest income                            7,298          1,033         1,898       26,069             -         36,298
    Non-interest income                       12,279              -        25,456            -       (19,675)        18,060
Inter-segment revenues                             -         56,692             -       45,249      (101,941)             -
Operating expenses:
    Interest expense                          22,610         51,715           471       38,443       (56,692)        56,547
    Non-interest expense                      37,488         12,312        24,340       31,763             -        105,903
    Depreciation and amortization              3,713            124           895        2,969             -          7,701
    Inter-segment expense                     64,924              -             -            -       (64,924)             -
Income tax expense (benefit)                   7,929         (2,571)          659         (743)            -          5,274
                                            ---------------------------------------------------------------------------------
Income before the cumulative effect of
  a change in accounting principle          $ 11,891       $ (3,855)     $    989     $ (1,114)    $       -       $  7,911
                                            =================================================================================
Segment assets                              $124,837       $153,696      $106,107     $451,594     $ (69,747)      $766,487
                                            =================================================================================

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


21. Quarterly Data Statement (unaudited)

The interim financial statements below contain all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) necessary in management's opinion for a fair presentation of financial position and results of operations. The following tables summarize financial data by quarters (in thousands, except per share amounts):


                                         Fiscal 2002 Quarters Ended
                           -----------------------------------------------------
                           June 30,    March 31,    December 31,   September 30,
                           -----------------------------------------------------
Revenues
Gain on sale of loans
  and leases                $56,441     $49,220       $44,563         $35,356
Interest and fees             4,579       5,292         5,526           5,941
Interest accretion on
  interest-only strips        9,466       9,538         8,646           7,736
Servicing income              1,267       1,282         1,298           1,636
Other income                      7         103             1               3
                            ----------------------------------------------------
Total revenues               71,760      65,435        60,034          50,672
Total expenses (a)           67,818      62,399        55,810          48,324
                            ----------------------------------------------------
Income before provision
  for income taxes            3,942       3,036         4,224           2,348
Provision for income
  taxes                       1,656       1,275         1,774             986
                            ----------------------------------------------------
Net income                  $ 2,286     $ 1,761       $ 2,450         $ 1,362
                            ====================================================
Earnings per common
  share:
    Basic                   $  0.80     $  0.58       $  0.87         $  0.43
    Diluted                 $  0.75     $  0.55       $  0.79         $  0.40


(a) Include adjustments to the fair value of interest-only strips of $8.9 million, $8.7 million and $4.5 million for the quarters ended June 30, March 31 and December 31, respectively.

          American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2002


21. Quarterly Data Statement (unaudited) (continued)


                                         Fiscal 2001 Quarters Ended
                           -----------------------------------------------------
(in thousands)             June 30,    March 31,    December 31,   September 30,
                           -----------------------------------------------------
Revenues
Gain on sale of loans
  and leases                $37,449     $34,430       $31,009         $26,090
Interest and fees             6,027       5,300         6,017           5,238
Interest accretion on
  interest-only strips        8,212       6,438         5,821           5,598
Servicing income              1,422       1,117         1,666           1,495
Other income                      1           2             2               2
                            ----------------------------------------------------
Total revenues               53,111      47,287        44,515          38,423
Total expenses               50,985      42,487        40,512          36,167
                            ----------------------------------------------------
Income before provision
  for income taxes            2,126       4,800         4,003           2,256
Provision for income
  taxes                         850       1,920         1,602             902
                            ----------------------------------------------------
Income before
  cumulative effect of a
  change in accounting
  principle                   1,276       2,880         2,401           1,354
Cumulative effect of a
  change in accounting
  principle                     174           -             -               -
                            ----------------------------------------------------
Net Income                  $ 1,450     $ 2,880       $ 2,401         $ 1,354
                            ====================================================
Earnings per common
  share:
Income before cumulative
  effect of a change in
  accounting principle:
    Basic                   $  0.39     $  0.75       $  0.60         $  0.34
    Diluted                 $  0.37     $  0.75       $  0.59         $  0.33
Net income:
    Basic                   $  0.44     $  0.75       $  0.60         $  0.34
    Diluted                 $  0.41     $  0.75       $  0.59         $  0.33

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses to be incurred in connection with the offering of the Debt Securities, other than underwriting discounts and commissions, which ABFS does not anticipate paying:

SEC Registration Fee*............................          $   23,866
NASD Filing Fee..................................                   0
Printing, Engraving and Mailing..................             250,000
Legal Fees and Expenses..........................             175,000
Accounting Fees and Expenses.....................              70,000
Blue Sky Fees and Expenses.......................              30,000
Miscellaneous....................................           3,157,600
                                                           ----------
         TOTAL...................................          $3,706,466

----------------

* Exact; all other fees and expenses are estimates.

Item 15. Indemnification of Directors and Officers.

         The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide that the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

         Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

         Section 145 of the Corporation Law provides that a corporation may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

         The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

Item 16..Exhibits

                                  EXHIBIT INDEX

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       4.1 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment No. 1 to the Registration Statement on Form SB-2 filed April 29, 1994, Registration Number 33-76390).

       4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference from Exhibit
                    4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2")).

       4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

       4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

       4.5 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form SB-2).

       4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.7 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.8 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

       4.9 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.9 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference from Exhibit
                    4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

       4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference from Exhibit 4.11 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

       4.12         Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.12 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

       4.13 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference from Exhibit 4.13 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001.)

       4.14         Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.14 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001.)

       4.15 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference from Exhibit 4.15 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002)

       4.16         Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.16 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002).

       4.17 Form of Indenture by and between ABFS and U.S. Bank National Association.

       4.18         Form of Investment Note.

       5.1          Opinion of Blank Rome LLP.

       10.1 Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No. 0-22474).
                    **

       10.2         Stock Option Award Agreement (Incorporated by reference from
                    Exhibit 10.1 of the Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")). **

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       10.3 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No. 333-18919 (the "Amendment No. 1 to the 1996 Form SB-2")). **

       10.4 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB). **

       10.5 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference from Exhibit
                    10.1 of the September 30, 1997 Form 10-QSB). **

       10.6 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

       10.7 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

       10.8 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995 Form 10-KSB).

       10.9 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from Exhibit 10.11 of the 1995 Form 10-KSB).

      10.10 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from Exhibit 10.14 of the 1995 Form SB-2).

      10.11 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2). **

      10.12 Amendment One to Anthony J. Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.3 of the September 30, 1997 Form 10-QSB). **

      10.13 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB). **

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.14         Management Incentive Plan (Incorporated by reference from
                    Exhibit 10.16 of the 1996 Form SB-2). **

      10.15 Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards (Incorporated by reference from
                    Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).
                    **

      10.16 Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997, February 1, 1998, June 1, 1998, and September 1, 1998 (Incorporated by reference from Exhibit 4.1 of ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the "March 31, 1995 Form 10-QSB")).

      10.17 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit
                    4.1 of the March 31, 1995 Form 10-QSB).

      10.18 Form of Indenture related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000,
                    June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference from Exhibit 10.18 to the Registration Statement on Form S-2 filed June 14, 2001, Registration No. 333-63014 (the "2001 Form S-2")).

      10.19 Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference from Exhibit 10.19 to the 2001 Form S-2).

      10.20 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996 (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997 SB-2).

      10.21 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

      10.22 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the 1997 SB-2).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.23         Agreement for Purchase and Sale of Stock between Stanley L.
                    Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

      10.24 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Farm Associates and NJMIC (Incorporated by reference from Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.25 First Amendment of Lease by and between 5 Becker Farm Associates and NJMIC dated July 27, 1994 (Incorporated by reference from Exhibit 10.30 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.26 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.27 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit
                    10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.28 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from
                    Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.29 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.30 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.31 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.32 Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.33 Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1999. (Incorporated by reference from Exhibit 10.39 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21,
                    1998).

      10.34 Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust 1999-A, dated June 1, 1999. (Incorporated by reference from Exhibit 10.34 of the 2001 Form S-2).

      10.35 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference from Exhibit 10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

      10.36 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's September 30, 1998 Form 10-Q).

      10.37 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard, Bala Cynwyd, Pennsylvania (Incorporated by reference to Exhibit 10.1 of the Registrant's September 30, 1999 Form 10-Q).

      10.38 Employment Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q). **

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.39 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's September 30, 1999 Form 10-Q). **

      10.40 American Business Financial Services, Inc. Amended and Restated 1999 Stock Option Plan (Incorporated by reference from Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q from the quarter ended September 30, 2001 filed on November 14, 2001). **

      10.41 Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit
                    10.3 of the Registrant's December 31, 1999 Form 10-Q).

      10.42 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.4 of the Registrant's December 31, 1999 Form 10-Q).

      10.43 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.5 of the Registrant's December 31, 1999 Form 10-Q).

      10.44 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.6 of the Registrant's December 31, 1999 Form 10-Q).

      10.45 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.7 of the Registrant's December 31, 1999 Form 10-Q).

      10.46 Eight Amendment, dated as of January 10, 2000, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.8 of the Registrant's December 31, 1999 Form 10-Q).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.47 Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).

      10.48 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation. (Incorporated by reference from Exhibit 10.63 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

      10.49 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference from Exhibit
                    10.64 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).

      10.50 Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and The Chase Manhattan Bank. (Incorporated by reference from Exhibit 10.65 of the 2000 Form 10-K).

      10.51 Employment Agreement by and between American Business Financial Services, Inc. and Milton Riseman (Incorporated by reference from Exhibit 10.66 of the 2000 Form 10-K). **

      10.52 Letter Employment Agreement by and between American Business Financial Services, Inc. and Ralph Hall (Incorporated by reference from Exhibit 10.67 of the 2000 Form 10-K). **

      10.53 Master Loan and Security Agreement, dated as of January 22, 2001, between American Business Credit, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and American Business Mortgage Services, Inc., f/k/a New Jersey Mortgage and Investment Corp., as Borrowers, American Business Financial Services, Inc., as Guarantor, and Morgan Stanley Dean Witter Mortgage Capital Inc., as Lender (Incorporated by reference from Exhibit 10.1 of Registrant's December 31, 2000 Form 10-Q).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.54 Senior Secured Credit Agreement, among: American Business Credit, Inc. ("ABC"), a Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The Chase Manhattan Bank (Incorporated by reference from Exhibit
                    10.2 of Registrant's December 31, 2000 Form 10-Q).

      10.55 Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators, American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by reference from Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.56 Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware statutory business trust, and its successors and assigns, as the Trust or the Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor. (Incorporated by reference from Exhibit 10.73 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.57 Insurance and Reimbursement Agreement, dated as of March 28, 2001, among MBIA Insurance Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New Jersey corporation, as the Originator, American Business Financial Services, Inc., a Delaware corporation, as the Guarantor, The Chase Manhattan Bank, as the Indenture Trustee, and Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference from Exhibit 10.74 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.58 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference from Exhibit 10.75 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.59 Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor, ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a New Jersey corporation, as the Originators. (Incorporated by reference from Exhibit 10.76 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.60 Amended and Restated Sale and Servicing Agreement dated as of June 28, 2001 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. f/k/a New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent. (Incorporated by reference from Exhibit 10.60 to the Form 10-K for the fiscal year ended June 30, 2001 filed on September 28, 2001.)

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.61         Letter Agreement dated July 1, 2000 between ABFS and Albert
                    W. Mandia. (Incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the 2001 Form S-2 filed on October 5, 2001.)**

      10.62 American Business Financial Services, Inc. 2001 Stock Incentive Plan. (Incorporated by reference from Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2001 filed on November 14, 2001 (the "September 2001 Form 10-Q")).**

      10.63 American Business Financial Services, Inc. 2001 Stock Incentive Plan Restricted Stock Agreement. (Incorporated by reference from Exhibit 10.2 of the September 2001 Form 10-Q).**

      10.64 American Business Financial Services, Inc. 2001 Executive Management Incentive Plan. (Incorporated by reference from
                    Exhibit 10.3 of the September 2001 Form 10-Q).**

      10.65 December 2001 Amendment to Senior Secured Credit Agreement dated December 2001, among American Business Financial Services, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and American Business Mortgage Services, Inc. and JPMorgan Chase Bank. (Incorporated by reference from Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001 filed on February 14, 2002 (the "December 2001 Form 10-Q")).

      10.66 Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 from the December 2001 Form 10-Q).

      10.67 Master Contribution Agreement, dated as of November 16, 2001 by and between American Business Financial Services, Inc. and ABFS Repo 2001, Inc. (Incorporated by reference from
                    Exhibit 10.3 to the December 2001 Form 10-Q).

      10.68 Custodial Agreement dated as of November 16, 2001, by and among ABFS Repo 2001, Inc., a Delaware corporation; American Business Credit, Inc., a Pennsylvania corporation; JPMorgan Chase Bank, a New York banking corporation; and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference from Exhibit 10.4 to the December 2001 Form 10-Q).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.69 Guaranty, dated as of November 16, 2001, by and among American Business Financial Services, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage, American Business Mortgage Services, Inc. and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference from Exhibit 10.5 to the December 2001 Form 10-Q).

      10.70 Amendment No. 1 to the Indenture dated March 1, 2001 among Triple-A One Funding Corporation, ABFS Mortgage Loan Warehouse Trust 2001-1 and JPMorgan Chase Bank. (Incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed on May 15, 2002 (the "March 2002 Form 10-Q").

      10.71 Amendment No. 2 to the Sale and Servicing Agreement dated as of March 1, 2001 by and among ABFS OSO Inc., a Delaware corporation, as Depositor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Financial Services, Inc., a Delaware corporation, as Guarantor, American Business Credit, Inc., a Pennsylvania corporation, as Servicer, JPMorgan Chase Bank f/k/a The Chase Manhattan Bank, a New York banking corporation, as Indenture Trustee and as Collateral Agent and MBIA Insurance Corporation, a New York stock insurance company, as Note Insurer. (Incorporated by reference from Exhibit 10.2 to the March 2002 Form 10-Q).

      10.72 3/02 Amended and Restated Senior Secured Credit Agreement dated as of March 15, 2002 among: American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank, as Agent and as a Lender. (Incorporated by reference from Exhibit 10.3 to the March 2002 Form 10-Q).

      10.73 $1.2 million Committed Line of Credit Note between American Business Financial Services, Inc. and Firstrust Savings Bank dated January 18, 2002. (Incorporated by reference from Exhibit 10.4 to the March 2002 Form 10-Q).

      10.74 American Business Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan. (Incorporated by reference from Exhibit 10.1 of the Registrant's Registration Statement on Form S-3, No. 333-87574, filed on May 3, 2002).

      10.75 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-2, dated as of June 1, 2001, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and The Chase Manhattan Bank, a New York banking corporation. (Incorporated by reference from Exhibit
                    10.75 of Registrant's Registration Statement on Form S-2, No. 33-90366, filed on June 12, 2002 (the "2002 Form S-2).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.76 Unaffiliated Seller's Agreement, dated June 1, 2001 by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2001-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference from Exhibit 10.76 of the 2002 Form S-2).

      10.77 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2002-1, dated as of March 1, 2002, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference from Exhibit 10.77 of the 2002 Form S-2).

      10.78 Unaffiliated Seller's Agreement, dated as of March 1, 2002 by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2002-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference from Exhibit 10.78 of the 2002 Form S-2.)

      10.79 Pooling and Services Agreement relating to ABFS Mortgage Loan Trust 2002-2, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JP Morgan Chase Bank, a New York corporation. (Incorporated by reference from Exhibit
                    10.79 to Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 filed on September 20, 2002 (the "2002 Form 10-K")).

      10.80 Unaffiliated Seller's Agreement, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and HomeAmerican Credit Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference from Exhibit 10.80 to 2002 Form 10-K).

      10.81 Indemnification Agreement dated June 21, 2002, by ABFS 2002-2, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corp. (Incorporated by reference from Exhibit 10.81 to 2002 Form 10-K).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.82 First Amended and Restated Warehousing Credit and Security Agreement between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated as of July 1, 2002. (Incorporated by reference from Exhibit 10.82 to 2002 Form 10-K).

      10.83 Promissory Note between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated July 1, 2002. (Incorporated by reference from Exhibit 10.83 to 2002 Form 10-K).

      10.84 Guaranty dated July 1, 2002 given by American Business Financial Services, Inc., a Delaware corporation, to Residential Funding Corporation, a Delaware corporation. (Incorporated by reference from Exhibit 10.84 to 2002 Form 10-K).

      10.85 Office Lease Agreement, dated November 27, 2002 and Addendum to Office Lease, dated November 27, 2002 between the Registrant and Wanamaker, LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K, dated December 9, 2002 and filed December 27, 2002.)

      10.86 Letter Agreement dated May 20, 2002 between the Registrant and the Commonwealth of Pennsylvania. (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated December 9, 2002 and filed December 27, 2002.)

      10.87 Letter of Intent with PIDC Local Development Corporation dated December 3, 2002. (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 8-K, dated December 9, 2002 and filed December 27, 2002.)

      10.88 Letter of Credit from JPMorgan Chase Bank for $6,000,000 provided as security for a lease for office space. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2002).

      10.89 12/02 Amendment to Senior Secured Credit Agreement for $50.0 million warehouse line, operating line and letter of credit with JPMorgan Chase. (Incorporated by reference to Exhibit
                    10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2002).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.90 Lease between CWLT Roseland Exchange L.L.C., and American Business Financial Services, Inc. for 105 Eisenhower Parkway, Roseland, N.J. (the "Roseland Lease") (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (the "March 31, 2003 Form 10-Q")).

      10.91 Amendment No. 3 to Letter of Credit Agreement with JP Morgan Chase (Incorporated by reference to Exhibit 10.1 to the March 31, 2003 Form 10-Q.)

      10.92 First Amendment to the Roseland Lease (Incorporated by reference to Exhibit 10.3 of the March 31, 2003 Form 10-Q).

      10.93 Pooling And Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-3, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation.

      10.94 Unaffiliated Seller's Agreement, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-3, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation.

      10.95         Indemnification Agreement, dated September 23, 2002, by
                    ABFS 2002-3, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation.

      10.96 Unaffiliated Seller's Agreement, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-4, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation.

      10.97 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-4, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation.

      10.98 Indemnification Agreement, dated December 18, 2002, by ABFS 2002-4, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation.

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.99 Unaffiliated Seller's Agreement, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2003-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation.***

      10.100 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2003-1, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation.***

      10.101 Indemnification Agreement, dated March 31, 2003, by Radian Asset Assurance Inc., Bear Stearns & Co. Inc. and Credit Suisse First Boston LLC.***

      10.102        ABFS Residual Holdings II***

       11.1         Statement of Computation of Per Share Earnings (Included in
                    Note 19 of the Notes to June 30, 2002 Consolidated Financial Statements).

       12.1         Computation of Ratio of Earnings to Fixed Charges.

       16.1         Letter regarding change in certifying accountants.
                    (Incorporated by reference from Exhibit 16.1 of the Registrant's Current Report on Form 8-K dated May 17, 2001.)

       16.2         Letter regarding change in certifying accountants.
                    (Incorporated by reference from Exhibit 16.2 of the Registrant's Current Report on Form 8-K dated August 2, 2001.)

       23.1         Consent of Blank Rome LLP (Included in Exhibit 5.1).

       23.2         Consent of BDO Seidman, LLP.

       24.1         Power of Attorney (Included on Signature Page).

       25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

       99.1 Form of Prospectus Supplement, Form of Order Forms and Other Materials.

----------------------------

 ** Indicates management contract or compensatory plan or arrangement. *** Indicates documents that will be filed in an amendment hereto.

Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-2.


Item 17. Undertakings.

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of

1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 25, 2003.

                     AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                     By:   Anthony J. Santilli
                           -----------------------------------------------------
                           Anthony J. Santilli, Chairman, President,
                           Chief Executive Officer, Chief Operating
                           Officer and Director (Duly Authorized Officer)

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Santilli his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

       SIGNATURE                          CAPACITY                                  DATE
       ---------                          --------                                  ----
Anthony J. Santilli            Chairman, President, Chief Executive Officer,     June 25, 2003
-----------------------------  Chief Operating Officer and Director (Principal
Anthony J. Santilli            Executive and Operating Officer)

Albert W. Mandia               Executive Vice President and Chief Financial      June 25, 2003
-----------------------------  Officer (Principal Financial and Accounting
Albert W. Mandia               Officer)

Leonard Becker                 Director                                          June 25, 2003
-----------------------------
Leonard Becker

Michael DeLuca                 Director                                          June 25, 2003
-----------------------------
Michael DeLuca

Richard Kaufman                Director                                          June 25, 2003
-----------------------------
Richard Kaufman

Jerome Miller                  Director                                          June 25, 2003
-----------------------------
Jerome Miller

Warren E. Palitz               Director                                          June 25, 2003
-----------------------------
Warren E. Palitz

Jefffrey S. Steinberg          Director                                          June 25, 2003
-----------------------------
Jeffrey S. Steinberg

Harold Sussman                 Director                                          June 25, 2003
-----------------------------
Harold Sussman
                                                                                 June 25, 2003

                                  EXHIBIT INDEX



  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       4.1 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment No. 1 to the Registration Statement on Form SB-2 filed April 29, 1994, Registration Number 33-76390).

       4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference from Exhibit
                    4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2")).

       4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

       4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

       4.5 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form SB-2).

       4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.7 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.8 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

       4.9 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.9 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

       4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference from Exhibit
                    4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference from Exhibit 4.11 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

       4.12         Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.12 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

       4.13 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference from Exhibit 4.13 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001.)

       4.14         Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.14 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001.)

       4.15 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference from Exhibit 4.15 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002)

       4.16         Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.16 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002).

       4.17 Form of Indenture by and between ABFS and U.S. Bank National Association.

       4.18         Form of Investment Note.

       5.1          Opinion of Blank Rome LLP.

       10.1 Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No. 0-22474).
                    **

       10.2         Stock Option Award Agreement (Incorporated by reference from
                    Exhibit 10.1 of the Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")). **

       10.3 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No. 333-18919 (the "Amendment No. 1 to the 1996 Form SB-2")). **

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       10.4 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB). **

       10.5 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference from Exhibit
                    10.1 of the September 30, 1997 Form 10-QSB). **

       10.6 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

       10.7 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

       10.8 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995 Form 10-KSB).

       10.9 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from Exhibit 10.11 of the 1995 Form 10-KSB).

      10.10 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from Exhibit 10.14 of the 1995 Form SB-2).

      10.11 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2). **

      10.12 Amendment One to Anthony J. Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.3 of the September 30, 1997 Form 10-QSB). **

      10.13 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB). **

      10.14         Management Incentive Plan (Incorporated by reference from
                    Exhibit 10.16 of the 1996 Form SB-2). **

      10.15 Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards (Incorporated by reference from
                    Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).
                    **

      10.16 Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997, February 1, 1998, June 1, 1998, and September 1, 1998 (Incorporated by reference from Exhibit 4.1 of ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the "March 31, 1995 Form 10-QSB")).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.17 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit
                    4.1 of the March 31, 1995 Form 10-QSB).

      10.18 Form of Indenture related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000,
                    June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference from Exhibit 10.18 to the Registration Statement on Form S-2 filed June 14, 2001, Registration No. 333-63014 (the "2001 Form S-2")).

      10.19 Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference from Exhibit 10.19 to the 2001 Form S-2).

      10.20 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996 (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997 SB-2).

      10.21 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

      10.22 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the 1997 SB-2).

      10.23         Agreement for Purchase and Sale of Stock between Stanley L.
                    Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

      10.24 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Farm Associates and NJMIC (Incorporated by reference from Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.25 First Amendment of Lease by and between 5 Becker Farm Associates and NJMIC dated July 27, 1994 (Incorporated by reference from Exhibit 10.30 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.26 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.27 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit
                    10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.28 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from
                    Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.29 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.30 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.31 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.32 Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

      10.33 Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1999. (Incorporated by reference from Exhibit 10.39 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21,
                    1998).

      10.34 Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust 1999-A, dated June 1, 1999. (Incorporated by reference from Exhibit 10.34 of the 2001 Form S-2).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.35 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference from Exhibit 10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

      10.36 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's September 30, 1998 Form 10-Q).

      10.37 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard, Bala Cynwyd, Pennsylvania (Incorporated by reference to Exhibit 10.1 of the Registrant's September 30, 1999 Form 10-Q).

      10.38 Employment Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q). **

      10.39 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's September 30, 1999 Form 10-Q). **

      10.40 American Business Financial Services, Inc. Amended and Restated 1999 Stock Option Plan (Incorporated by reference from Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q from the quarter ended September 30, 2001 filed on November 14, 2001). **

      10.41 Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit
                    10.3 of the Registrant's December 31, 1999 Form 10-Q).

      10.42 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.4 of the Registrant's December 31, 1999 Form 10-Q).

      10.43 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.5 of the Registrant's December 31, 1999 Form 10-Q).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.44 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.6 of the Registrant's December 31, 1999 Form 10-Q).

      10.45 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.7 of the Registrant's December 31, 1999 Form 10-Q).

      10.46 Eight Amendment, dated as of January 10, 2000, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.8 of the Registrant's December 31, 1999 Form 10-Q).

      10.47 Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).

      10.48 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation. (Incorporated by reference from Exhibit 10.63 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

      10.49 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference from Exhibit
                    10.64 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).

      10.50 Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and The Chase Manhattan Bank. (Incorporated by reference from Exhibit 10.65 of the 2000 Form 10-K).

      10.51 Employment Agreement by and between American Business Financial Services, Inc. and Milton Riseman (Incorporated by reference from Exhibit 10.66 of the 2000 Form 10-K). **

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.52 Letter Employment Agreement by and between American Business Financial Services, Inc. and Ralph Hall (Incorporated by reference from Exhibit 10.67 of the 2000 Form 10-K). **

      10.53 Master Loan and Security Agreement, dated as of January 22, 2001, between American Business Credit, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and American Business Mortgage Services, Inc., f/k/a New Jersey Mortgage and Investment Corp., as Borrowers, American Business Financial Services, Inc., as Guarantor, and Morgan Stanley Dean Witter Mortgage Capital Inc., as Lender (Incorporated by reference from Exhibit 10.1 of Registrant's December 31, 2000 Form 10-Q).

      10.54 Senior Secured Credit Agreement, among: American Business Credit, Inc. ("ABC"), a Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The Chase Manhattan Bank (Incorporated by reference from Exhibit
                    10.2 of Registrant's December 31, 2000 Form 10-Q).

      10.55 Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators, American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by reference from Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.56 Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware statutory business trust, and its successors and assigns, as the Trust or the Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor. (Incorporated by reference from Exhibit 10.73 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.57 Insurance and Reimbursement Agreement, dated as of March 28, 2001, among MBIA Insurance Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New Jersey corporation, as the Originator, American Business Financial Services, Inc., a Delaware corporation, as the Guarantor, The Chase Manhattan Bank, as the Indenture Trustee, and Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference from Exhibit 10.74 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.58 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference from Exhibit 10.75 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

      10.59 Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor, ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a New Jersey corporation, as the Originators. (Incorporated by reference from Exhibit 10.76 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No.
                    333-40248, filed April 5, 2001.)

      10.60 Amended and Restated Sale and Servicing Agreement dated as of June 28, 2001 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. f/k/a New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent. (Incorporated by reference from Exhibit 10.60 to the Form 10-K for the fiscal year ended June 30, 2001 filed on September 28, 2001.)

      10.61         Letter Agreement dated July 1, 2000 between ABFS and Albert
                    W. Mandia. (Incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the 2001 Form S-2 filed on October 5, 2001.)**

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.62 American Business Financial Services, Inc. 2001 Stock Incentive Plan. (Incorporated by reference from Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2001 filed on November 14, 2001 (the "September 2001 Form 10-Q")).**

      10.63 American Business Financial Services, Inc. 2001 Stock Incentive Plan Restricted Stock Agreement. (Incorporated by reference from Exhibit 10.2 of the September 2001 Form 10-Q).**

      10.64 American Business Financial Services, Inc. 2001 Executive Management Incentive Plan. (Incorporated by reference from
                    Exhibit 10.3 of the September 2001 Form 10-Q).**

      10.65 December 2001 Amendment to Senior Secured Credit Agreement dated December 2001, among American Business Financial Services, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and American Business Mortgage Services, Inc. and JPMorgan Chase Bank. (Incorporated by reference from Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001 filed on February 14, 2002 (the "December 2001 Form 10-Q")).

      10.66 Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 from the December 2001 Form 10-Q).

      10.67 Master Contribution Agreement, dated as of November 16, 2001 by and between American Business Financial Services, Inc. and ABFS Repo 2001, Inc. (Incorporated by reference from
                    Exhibit 10.3 to the December 2001 Form 10-Q).

      10.68 Custodial Agreement dated as of November 16, 2001, by and among ABFS Repo 2001, Inc., a Delaware corporation; American Business Credit, Inc., a Pennsylvania corporation; JPMorgan Chase Bank, a New York banking corporation; and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference from Exhibit 10.4 to the December 2001 Form 10-Q).

      10.69 Guaranty, dated as of November 16, 2001, by and among American Business Financial Services, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage, American Business Mortgage Services, Inc. and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference from Exhibit 10.5 to the December 2001 Form 10-Q).

      10.70 Amendment No. 1 to the Indenture dated March 1, 2001 among Triple-A One Funding Corporation, ABFS Mortgage Loan Warehouse Trust 2001-1 and JPMorgan Chase Bank. (Incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed on May 15, 2002 (the "March 2002 Form 10-Q").

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.71 Amendment No. 2 to the Sale and Servicing Agreement dated as of March 1, 2001 by and among ABFS OSO Inc., a Delaware corporation, as Depositor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Financial Services, Inc., a Delaware corporation, as Guarantor, American Business Credit, Inc., a Pennsylvania corporation, as Servicer, JPMorgan Chase Bank f/k/a The Chase Manhattan Bank, a New York banking corporation, as Indenture Trustee and as Collateral Agent and MBIA Insurance Corporation, a New York stock insurance company, as Note Insurer. (Incorporated by reference from Exhibit 10.2 to the March 2002 Form 10-Q).

      10.72 3/02 Amended and Restated Senior Secured Credit Agreement dated as of March 15, 2002 among: American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank, as Agent and as a Lender. (Incorporated by reference from Exhibit 10.3 to the March 2002 Form 10-Q).

      10.73 $1.2 million Committed Line of Credit Note between American Business Financial Services, Inc. and Firstrust Savings Bank dated January 18, 2002. (Incorporated by reference from Exhibit 10.4 to the March 2002 Form 10-Q).

      10.74 American Business Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan. (Incorporated by reference from Exhibit 10.1 of the Registrant's Registration Statement on Form S-3, No. 333-87574, filed on May 3, 2002).

      10.75 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-2, dated as of June 1, 2001, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and The Chase Manhattan Bank, a New York banking corporation. (Incorporated by reference from Exhibit
                    10.75 of Registrant's Registration Statement on Form S-2, No. 33-90366, filed on June 12, 2002 (the "2002 Form S-2).

      10.76 Unaffiliated Seller's Agreement, dated June 1, 2001 by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2001-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference from Exhibit 10.76 of the 2002 Form S-2).

      10.77 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2002-1, dated as of March 1, 2002, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference from Exhibit 10.77 of the 2002 Form S-2).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.78 Unaffiliated Seller's Agreement, dated as of March 1, 2002 by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2002-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference from Exhibit 10.78 of the 2002 Form S-2.)

      10.79 Pooling and Services Agreement relating to ABFS Mortgage Loan Trust 2002-2, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JP Morgan Chase Bank, a New York corporation. (Incorporated by reference from Exhibit
                    10.79 to Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 filed on September 20, 2002 (the "2002 Form 10-K")).

      10.80 Unaffiliated Seller's Agreement, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and HomeAmerican Credit Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference from Exhibit 10.80 to 2002 Form 10-K).

      10.81 Indemnification Agreement dated June 21, 2002, by ABFS 2002-2, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corp. (Incorporated by reference from Exhibit 10.81 to 2002 Form 10-K).

      10.82 First Amended and Restated Warehousing Credit and Security Agreement between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated as of July 1, 2002. (Incorporated by reference from Exhibit 10.82 to 2002 Form 10-K).

      10.83 Promissory Note between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated July 1, 2002. (Incorporated by reference from Exhibit 10.83 to 2002 Form 10-K).

      10.84 Guaranty dated July 1, 2002 given by American Business Financial Services, Inc., a Delaware corporation, to Residential Funding Corporation, a Delaware corporation. (Incorporated by reference from Exhibit 10.84 to 2002 Form 10-K).

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.85 Office Lease Agreement, dated November 27, 2002 and Addendum to Office Lease, dated November 27, 2002 between the Registrant and Wanamaker, LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K, dated December 9, 2002 and filed December 27, 2002.)

      10.86 Letter Agreement dated May 20, 2002 between the Registrant and the Commonwealth of Pennsylvania. (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated December 9, 2002 and filed December 27, 2002.)

      10.87 Letter of Intent with PIDC Local Development Corporation dated December 3, 2002. (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 8-K, dated December 9, 2002 and filed December 27, 2002.)

      10.88 Letter of Credit from JPMorgan Chase Bank for $6,000,000 provided as security for a lease for office space. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2002).

      10.89 12/02 Amendment to Senior Secured Credit Agreement for $50.0 million warehouse line, operating line and letter of credit with JPMorgan Chase. (Incorporated by reference to Exhibit
                    10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2002).

      10.90 Lease between CWLT Roseland Exchange L.L.C., and American Business Financial Services, Inc. for 105 Eisenhower Parkway, Roseland, N.J. (the "Roseland Lease"). (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (the "March 31, 2003 Form 10-Q")).

      10.91 Amendment No. 3 to Letter of Credit Agreement with JP Morgan Chase (Incorporated by reference to Exhibit 10.1 to the March 31, 2003 Form 10-Q.)

      10.92 First Amendment to the Roseland Lease (Incorporated by reference to Exhibit 10.3 of the March 31, 2003 Form 10-Q).

      10.93 Pooling And Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-3, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation.

      10.94 Unaffiliated Seller's Agreement, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-3, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation.

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

      10.95         Indemnification Agreement, dated September 23, 2002, by
                    ABFS 2002-3, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation.

      10.96 Unaffiliated Seller's Agreement, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-4, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation.

      10.97 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-4, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation.

      10.98 Indemnification Agreement, dated December 18, 2002, by ABFS 2002-4, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation.

      10.99 Unaffiliated Seller's Agreement, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2003-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation.***

      10.100 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2003-1, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation.***

      10.101 Indemnification Agreement, dated March 31, 2003, by Radian Asset Assurance Inc., Bear Stearns & Co. Inc. and Credit Suisse First Boston LLC.***

      10.102        ABFS Residual Holdings II***

      11.1          Statement of Computation of Per Share Earnings (Included in
                    Note 19 of the Notes to June 30, 2002 Consolidated Financial Statements).

      12.1          Computation of Ratio of Earnings to Fixed Charges.

      16.1          Letter regarding change in certifying accountants.
                    (Incorporated by reference from Exhibit 16.1 of the Registrant's Current Report on Form 8-K dated May 17, 2001.)

      16.2          Letter regarding change in certifying accountants.
                    (Incorporated by reference from Exhibit 16.2 of the Registrant's Current Report on Form 8-K dated August 2, 2001.)

  Exhibit Number                      Description
------------------  ------------------------------------------------------------

       23.1         Consent of Blank Rome LLP (Included in Exhibit 5.1).

       23.2         Consent of BDO Seidman, LLP.

       24.1         Power of Attorney (Included on Signature Page).

       25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

       99.1 Form of Prospectus Supplement, Form of Order Forms and Other Materials.


----------------------------

 ** Indicates management contract or compensatory plan or arrangement. *** Indicates documents that will be filed in an amendment hereto.